

18 E. Dover Street
Easton, Maryland 21601

Dear Fellow Shareholder:

It is my pleasure to invite you to join us at the 2025 Annual Meeting of Shareholders (our "Annual Meeting") of Shore Bancshares, Inc. (the "Company") to be held online via a live audio webcast at 9:30 a.m., Eastern Time, on Thursday, May 29, 2025. You will be able to attend the Annual Meeting by visiting *www.virtualshareholdermeeting.com/SHBI2025.* We encourage shareholders to log in to the website and access the webcast approximately 15 minutes before the start of the Annual Meeting. Shareholders will be able to listen, vote and submit questions during the virtual Annual Meeting.

In order to simply and effectively explain the matters to be addressed at our Annual Meeting, we have included a Proxy Statement Summary starting on page 1 that highlights the detailed information included in the Proxy Statement. We have also included an Executive Compensation Discussion and Analysis that begins on page 27, which discusses how our executives' pay is linked to our performance and clearly explains our executive compensation philosophy and practices. We, together with our Board of Directors (the "Board"), feel that it is important to provide you with the information you are looking for in a way that is easy to understand.

At this year's Annual Meeting, we will vote on the election of four Class I directors to serve for a three-year term ending at the 2028 annual meeting of shareholders, the approval of the Shore Bancshares, Inc. 2025 Equity Incentive Plan, the approval of the Shore Bancshares, Inc. 2025 Employee Stock Purchase Plan, the ratification of the appointment of Crowe LLP as the Company's independent registered public accounting firm and the adoption of a non-binding advisory resolution approving the compensation of the Company's named executive officers. In addition, we will transact any other business that may properly come before the Annual Meeting and at any adjournments or postponements thereof. The Board is not aware of any other business that will be presented for consideration at the Annual Meeting.

We are distributing our proxy materials to shareholders via the internet under the "Notice and Access" rules of the U.S. Securities and Exchange Commission. We believe this expedites shareholders' receipt of proxy materials, lowers the annual meeting costs and conserves natural resources. As a result, we are mailing to many shareholders a Notice of Internet Availability of Proxy Materials ("Notice"), rather than a paper copy of the Proxy Statement and our Annual Report on Form 10-K for the fiscal year ended December 31, 2024. The Notice contains instructions on how to access the proxy materials online, vote online and obtain, if desired, a paper copy of our proxy materials.

Your vote is very important. I encourage you to sign and return your proxy card, or use telephone or Internet voting prior to the Annual Meeting, so that your shares of common stock will be represented and voted at the Annual Meeting even if you cannot attend.

Sincerely,

James M. Burke
President and Chief Executive Officer

April 15, 2025

Important Notice Regarding the Availability of Proxy Materials for the 2025 Annual Meeting of Shareholders to be Held on May 29, 2025:

The Proxy Statement and our Annual Report on Form 10-K for the year ended December 31, 2024 are available at:

https://shorebancshares.com

Information on this website, other than the Proxy Statement, is not a part of the enclosed Proxy Statement.



18 E. Dover Street
Easton, Maryland 21601

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the 2025 Annual Meeting of Shareholders (our "Annual Meeting") of Shore Bancshares, Inc. (the "Company") will be held online this year via a live audio webcast at 9:30 a.m., Eastern Time, on Thursday, May 29, 2025, for the following purposes:

1.   To elect four Class I directors to serve for a three-year term ending at the 2028 annual meeting of shareholders;

2.   The approval of the Shore Bancshares, Inc. 2025 Equity Incentive Plan;

3.   The approval of the Shore Bancshares, Inc. 2025 Employee Stock Purchase Plan;

4.   To ratify the appointment of Crowe LLP as the independent registered public accounting firm for the fiscal year ending December 31, 2025; and

5.   To adopt a non-binding advisory resolution approving the compensation of the named executive officers.

The Board of Directors (the "Board") is not aware of any other business that will be presented for consideration at the Annual Meeting. If any other matters should be properly presented at the Annual Meeting or any adjournments or postponements of the Annual Meeting for action by shareholders, the persons named in the form of proxy will vote the proxy in accordance with their best judgment on that matter.

The Board recommends that you vote "**FOR**" each of the director nominees and "**FOR**" proposals 2, 3, 4 and 5.

Only shareholders of record as of the close of business on April 1, 2025 are entitled to receive notice of, to attend and to vote at the Annual Meeting. If you are a beneficial owner as of that date, you will receive communications from your broker, bank or other nominee about the Annual Meeting and how to direct the vote of your shares, and you are welcome to attend the Annual Meeting, all as described in more detail in the Proxy Statement Summary section of the attached Proxy Statement. Additional information regarding the admission policy and procedures for attending the virtual Annual Meeting are also described more fully in the accompanying Proxy Statement.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting to Be Held on May 29, 2025. The Proxy Statement and our Annual Report on Form 10-K for the year ended December 31, 2024, is available on our corporate website at https://shorebancshares.com.

By Order of the Board of Directors,

Andrea E. Colender
Secretary and Chief Legal Officer
April 15, 2025

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TABLE OF CONTENTS

PROXY STATEMENT SUMMARY

This summary highlights information about Shore Bancshares, Inc. (the "Company," "we," "our" or "us") and certain information contained elsewhere in this proxy statement for the Shore Bancshares, Inc. 2025 Annual Meeting of Shareholders (the "Annual Meeting"). This summary does not contain all of the information that you should consider in voting your shares, and you should read the entire Definitive Proxy Statement ("Proxy Statement") carefully before voting. This Proxy Statement and the form of proxy are first being sent to shareholders on or about April 15, 2025.

Annual Meeting Information

Time and Date
9:30 a.m., May 29, 2025

Record Date
April 1, 2025

Place
The Annual Meeting will be completely virtual and held via a live audio webcast. You will be able to attend the Annual Meeting by visiting *www.virtualshareholdermeeting.com/SHBI2025*. We encourage shareholders to log in to the website and access the webcast approximately 15 minutes before the Annual Meeting starts at 9:30 a.m., Eastern Time.

Number of Common Shares
Eligible to Vote at the Annual Meeting as of the Record Date
33,374,265

Instructions for the Virtual Annual Meeting

This year our Annual Meeting will be a completely virtual meeting. There will be no physical meeting location. The meeting will only be conducted via live audio webcast. We have adopted a virtual format for the Annual Meeting to make participation accessible for shareholders from any geographic location with Internet connectivity. We have worked to offer the same participation opportunities as would be provided at an in-person meeting while further enhancing the online experience available to all shareholders regardless of their location.

To participate in the virtual Annual Meeting, please visit *www.virtualshareholdermeeting.com/SHBI2025* and enter your 16- digit control number included on your Notice of Internet Availability of Proxy Materials (the "Notice of Internet Availability"), on your proxy card, or on the instructions that accompanied your proxy materials. We encourage shareholders to log in to the website and access the webcast approximately 15 minutes before the Annual Meeting starts at 9:30 a.m., Eastern Time. The meeting will begin promptly at 9:30 a.m. Eastern Time on May 29, 2025. If you encounter any difficulties accessing the virtual Annual Meeting during the check-in or meeting time, please call the technical support number that will be posted on the virtual shareholder meeting log-in page. Whether or not you participate in the virtual meeting, it is important that your shares be part of the voting process. You may log on to www.proxyvote.com and enter your 16-digit control number. The virtual meeting platform is fully supported across browsers (Internet Explorer, Firefox, Chrome, and Safari) and devices (desktops, laptops, tablets, and cell phones) running the most updated version of applicable software and plugins. Participants should ensure that they have a strong Wi-Fi connection wherever they intend to participate in the meeting. Participants should also give themselves plenty of time to log in and ensure that they can hear streaming audio prior to the start of the meeting.

This year's shareholders question and answer session will include questions submitted live during the Annual Meeting. Questions may be submitted during the Annual Meeting through the question/chat pane of your control panel.

Voting Agenda and Board Recommendations

Proposals For Your Vote	Board Recommendation	Page
1. Election of Directors	FOR each nominee	7
2. The approval of the Shore Bancshares, Inc. 2025 Equity Incentive Plan	FOR	48
3. The approval of the Shore Bancshares, Inc. 2025 Employee Stock Purchase Plan	FOR	55
4. The ratification of the appointment of Crowe LLP as the independent registered public accounting firm for the fiscal year ending December 31, 2025	FOR	58
5. Adopt a non-binding advisory resolution approving the compensation of the named executive officers	FOR	60

Questions and Answers About These Proxy Materials and Voting

1.   **What is the Notice of Internet Availability of Proxy Materials that I received in the mail and why am I receiving it?**

In accordance with rules adopted by the Securities and Exchange Commission (the "SEC"), except for shareholders who have requested otherwise, we have generally mailed to our shareholders a Notice of Internet Availability. The Notice of Internet Availability provides instructions either for accessing our proxy materials, including this Proxy Statement and our Annual Report on Form 10-K for the year ended December 31, 2024 (the "2024 Annual Report"), at the website address referred to in the Notice of Internet Availability, or for requesting printed copies of the proxy materials by mail or electronically by e-mail. If you would like to receive a paper or e-mail copy of our proxy materials either for this Annual Meeting or for all future meetings, you should follow the instructions for requesting such materials included in the Notice of Internet Availability we mailed to you.

Our Board provided the Notice of Internet Availability and is making the proxy materials available to you in connection with our Annual Meeting, which will take place on May 29, 2025. As a shareholder, you are invited to attend the Annual Meeting and are entitled to, and requested to, vote on the proposals described in this Proxy Statement.

2.   **What information is contained in the Proxy Statement?**

This Proxy Statement describes the proposals to be voted on at the Annual Meeting, the voting process, compensation of our directors and executive officers, and certain other required information.

3.   **How can I access the Company's proxy materials electronically?**

The Proxy Statement and 2024 Annual Report are available on our corporate website at https://shorebancshares.com.

4.   **What does it mean if I receive more than one Notice of Internet Availability or set of the proxy materials?**

It means your shares are registered differently or are in more than one account. Please provide voting instructions for each account for which you have received a Notice of Internet Availability or set of proxy materials.

5.   **Who is soliciting my vote pursuant to this Proxy Statement?**

Our Board is soliciting your vote at the Annual Meeting.

6.   **Who is entitled to vote?**

Only shareholders of record at the close of business on April 1, 2025 (the "Record Date") are entitled to notice of and to vote at the Annual Meeting.

7.   **How many shares are eligible to be voted?**

As of the Record Date, we had 33,374,265 shares of common stock, par value $0.01 per share ("Common Stock") outstanding. Each outstanding share of our Common Stock will entitle its holder to one vote on each of the director nominees to be elected and one vote on each other matter to be voted on at the Annual Meeting.

8.   **What am I voting on?**

You are voting on the following matters:

•   the election of four Class I directors to serve for a three-year term ending at the 2028 annual meeting of shareholders (Proposal 1);

•   the approval of the Shore Bancshares, Inc. 2025 Equity Incentive Plan (Proposal 2);

•   the approval of the Shore Bancshares, Inc. 2025 Employee Stock Purchase Plan (Proposal 3);

•   the ratification of the appointment of Crowe LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2025 (Proposal 4); and

- the adoption of a non-binding advisory resolution approving the compensation of the named executive officers (Proposal 5)**.**

9. **How does our Board recommend that I vote?**

Our Board recommends that shareholders vote their shares as follows:

- **"FOR"** each director nominee;

- **"FOR"** the approval of the Shore Bancshares, Inc. 2025 Equity Incentive Plan;

- **"FOR"** the approval of the Shore Bancshares, Inc. 2025 Employee Stock Purchase Plan;

- **"FOR"** the ratification of the appointment of Crowe LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2025; and

- **"FOR"** the adoption of a non-binding advisory resolution approving the compensation of the named executive officers**.**

10. **How many votes are required to hold the Annual Meeting and what are the voting procedures?**

Quorum Requirement: The presence, in person or by proxy, of shareholders entitled to cast a majority of all votes entitled to be cast at the Annual Meeting will constitute a quorum. In the event there are not sufficient shares present for a quorum, or to approve or ratify any matter being presented at the Annual Meeting, the Annual Meeting may be adjourned or postponed in order to permit the further solicitation of proxies.

Required Votes to Approve Each Proposal: Each outstanding share of Common Stock is entitled to one vote on each proposal at the Annual Meeting. If there is a quorum at the Annual Meeting, the matters to be voted upon by the shareholders require the following votes for such matter to be approved:

Election of Directors (Proposal 1): Directors are elected by a plurality of all votes cast at the Annual Meeting. Withholding of a vote, abstentions and broker non-votes will have no effect on the outcome of this vote, although they are counted towards establishing a quorum for the Annual Meeting.

Approval of the Shore Bancshares, Inc. 2025 Equity Incentive Plan (Proposal 2): The affirmative vote of the holders of at least the majority of the shares for which votes are cast on the proposal at the Annual Meeting is required for approval of the Shore Bancshares, Inc. 2025 Equity Incentive Plan. Abstentions and broker non-votes will be counted for purposes of determining the presence of a quorum but will have no impact on the outcome of the vote on Proposal 2.

Approval of the Shore Bancshares, Inc. 2025 Employee Stock Purchase Plan (Proposal 3): The affirmative vote of the holders of at least the majority of the shares for which votes are cast on the proposal at the Annual Meeting is required for approval of the Shore Bancshares, Inc. 2025 Employee Stock Purchase Plan. Abstentions and broker non-votes will be counted for purposes of determining the presence of a quorum but will have no impact on the outcome of the vote on Proposal 3.

Ratification of the Appointment of the Independent Registered Public Accounting Firm (Proposal 4): The affirmative vote of the holders of at least the majority of the shares for which votes are cast on the proposal at the Annual Meeting is required for ratification of the appointment of Crowe LLP as our independent registered public accounting firm. Abstentions will be counted for purposes of determining the presence of a quorum but will have no impact on the outcome of the vote on Proposal 4.

Advisory Vote on the Compensation of our Named Executive Officers (Proposal 5): The affirmative vote of the holders of at least the majority of the shares for which votes are cast on the proposal at the Annual Meeting is required for approval, on an advisory basis, of the compensation of our named executive officers. Abstentions and broker non-votes will be counted for purposes of determining the presence of a quorum but will have no impact on the outcome of the vote on Proposal 5. The vote with respect to Proposal 5 is not binding on the Company, the Board or the Compensation Committee. However, the Board and the Compensation Committee will review the results of the vote and take it into consideration when making future decisions regarding compensation of the Company's named executive officers.

If a broker indicates on its proxy that it submits to the Company that it does not have authority to vote certain shares held in "street name," the shares not voted are referred to as "broker non-votes." Broker non-votes occur when brokers do not have discretionary voting authority to vote certain shares held in "street name" on particular proposals under the rules of the New York Stock Exchange, and the "beneficial owner" of those shares has not instructed the broker how to vote on those proposals. If you are a beneficial owner and you do not provide instructions to your broker, bank or other nominee, your broker, bank or other nominee is permitted to vote your shares for or against "routine" matters. Brokers are not permitted to exercise discretionary voting authority to vote your shares for or against "non-routine" matters. Proposals 1, 2, 3 and 5 are "non-routine" matters.

11. **How do I attend the Annual Meeting?**

Shareholders of record who choose to attend, vote, and submit questions during the Annual Meeting must visit *www.virtualshareholdermeeting.com/SHBI2025* and enter your 16-digit control number included on your Notice of Internet Availability, on your proxy card, or on the instructions that accompanied your proxy materials. We encourage shareholders to log in to the website and access the webcast approximately 15 minutes before the Annual Meeting starts at 9:30 a.m., Eastern Time.

12. **How can I vote? Must I attend the Annual Meeting to do so?**

If you are a shareholder of record, you may vote at the Annual Meeting on May 29, 2025, or you may direct how your shares are voted without attending the Annual Meeting in one of the other following ways:

- **Internet.** You can submit a proxy over the Internet to vote your shares at the Annual Meeting by following the instructions provided either in the Notice of Internet Availability or on the proxy card or voting instruction form you received if you requested and received a printed set of the proxy materials.

- **Telephone.** If you requested and received a printed set of the proxy materials, you can submit a proxy over the telephone to vote your shares at the Annual Meeting by following the instructions provided on the proxy card or voting instruction form enclosed with the proxy materials you received. If you received a Notice of Internet Availability only, you can submit a proxy over the telephone to vote your shares by following the instructions at the Internet website address referred to in the Notice of Internet Availability.

- **Mail.** If you requested and received a printed set of the proxy materials, you can submit a proxy by mail to vote your shares at the Annual Meeting by completing, signing and returning the proxy card or voting instruction form enclosed with the proxy materials you received.

Whichever method of voting you use, the proxies identified on the proxy card will vote the shares of which you are the shareholder of record in accordance with your instructions. If you submit a proxy card properly voted and returned through available channels without giving specific voting instructions, the proxies will vote the shares as recommended by our Board.

13. **How may participants vote shares of Shore Bancshares, Inc. common stock allocated to their account in the terminated Community Bank of the Chesapeake Employee Stock Ownership Plan (the "ESOP")?**

The ESOP was terminated in connection with our merger with The Community Financial Corporation ("Community Financial") and an application for a favorable determination letter was filed with the Internal Revenue Service (the "IRS") following the merger. The Company received a favorable determination letter on the ESOP in the first quarter of 2025 and will mail distribution materials to ESOP participants in the second quarter of 2025. If you are a participant in the ESOP the proxy card you receive will reflect all the shares of Company Common Stock for which you have the right to give voting instructions to the ESOP trustee. If you do not direct the ESOP trustee how to vote the shares allocated to your ESOP account by May 22, 2025, the ESOP trustee will vote your shares in accordance with the terms of the ESOP.

The deadline to provide your voting instructions to the ESOP trustee is May 22, 2025.

14. **How may an ESPP participant who purchased shares of Company Common Stock through the ESPP vote their shares at the Annual Meeting?**

Shares of Company Common Stock purchased through the ESPP will be noted on your proxy card. Equiniti Trust Company, LLC will direct the voting of your shares of Company Common Stock to the transfer agent. If you don't submit your proxy card your ESPP shares will not be voted at the Annual Meeting.

The deadline to provide your voting instructions on the shares purchased through the ESPP administrator is May 22, 2025.

15. **How may a shareholder nominate someone at the Meeting to be a director or bring any other business before the Meeting?**

    The Company's Second Amended and Restated By-Laws, as amended (the "Bylaws") require advance notice to the Company if a shareholder intends to nominate someone for election as a director or to bring other business before the Annual Meeting. Such a notice may be made only by a shareholder of record within the time period established in the Bylaws. See the section of this Proxy Statement captioned *"Shareholder Proposals for the 2026 Annual Meeting"* for more information.

16. **How do I request electronic or printed copies of this and future proxy materials?**

    You may request and consent to delivery of electronic or printed copies of future proxy statements, annual reports and other shareholder communications by:

    • visiting www.ProxyVote.com or

    • calling 1-800-579-1639, or

    • sending an email to sendmaterial@proxyvote.com.

    When requesting copies of proxy materials and other shareholder communications, you should have available the control number located on the Notice of Internet Availability or proxy card or, if shares are held in the name of a broker, bank or other nominee, the voting instruction form.

17. **What happens if my shares are held in street name?**

    If you have selected a broker, bank, or other intermediary to hold your shares of Common Stock, rather than having the shares directly registered in your name with our transfer agent, you will receive separate instructions directly from your broker, bank, or other intermediary in order to vote your shares. If you, as the beneficial owner of the shares of Common Stock, do not submit voting instructions to the organization that holds your shares, that organization may still be permitted to vote your shares. In general, the organization that holds your shares of Common Stock may generally vote on routine matters. However, absent specific instructions from beneficial owners, brokers may not vote for non-routine matters. Proposal 1, the election of directors, Proposal 2, the approval of the Shore Bancshares, Inc. 2025 Equity Incentive Plan, Proposal 3, the approval of the Shore Bancshares, Inc. 2025 Employee Stock Purchase Plan and Proposal 5, the advisory approval of the compensation of our named executive officers are non-routine matters. Therefore, there may be broker non- votes with respect to Proposals 1, 2, 3 and 5. Accordingly, we urge you to vote by following the instructions provided by your broker, bank, or other intermediary.

    Please note that if your shares are held in street name and you wish to attend and vote your shares at the Annual Meeting, you must log into the Annual Meeting as a shareholder using your valid control number included in your proxy materials.

18. **What steps can I take if I want to revoke my proxy?**

    Any shareholder giving a proxy may revoke it at any time by submission of a later dated proxy, subsequent Internet or telephonic proxy, or by written notice delivered to Christy Lombardi, our Executive Vice President and Chief Human Resources Officer of the Company, at the Company's address listed above or at the Annual Meeting. Shareholders entitled to vote at the Annual Meeting who attend may revoke any proxy previously granted and vote in person at the Annual Meeting by written ballot. Unless so revoked, the shares represented by such proxies will be voted at the Annual Meeting and all adjournments or postponements of the Annual Meeting.

    All properly executed proxies received pursuant to this solicitation will be voted as directed by the shareholder on the proxy. If no direction is given, the proxy will be voted "**FOR**" all nominees named in Proposal 1, "**FOR**" the approval of the Shore Bancshares, Inc. 2025 Equity Incentive Plan as described in Proposal 2, "**FOR**" the approval of the Shore Bancshares, Inc. 2025 Employee Stock Purchase Plan as described in Proposal 3, "**FOR**" the ratification of the appointment of Crowe LLP as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2025 as described in Proposal 4, and "**FOR**" the adoption of a non-binding advisory resolution approving the compensation of the named executive officers as described in Proposal 5.

19.   How are the votes tabulated?

We have appointed Christy Lombardi, our Executive Vice President and Chief Human Resources Officer, as Inspector of Election of the Annual Meeting and to tabulate the votes and certify the voting results. We intend to publish the final voting results in a Current Report on Form 8-K to be filed with the Securities and Exchange Commission ("SEC") within four business days of the Annual Meeting.

20.   Who pays the cost of this solicitation?

We will pay the cost of this solicitation. In addition, arrangements may be made with brokerage houses and other custodians, nominees, and fiduciaries to send proxies and proxy material to their principals. Solicitation of proxies may be made by mail, telephone, personal interviews or by other means by our officers and employees who will not be additionally compensated therefor.

PROPOSAL 1: ELECTION OF DIRECTORS

Classification of the Company's Directors

In accordance with the terms of the Company's Amended and Restated Articles of Incorporation, as amended and supplemented (the "Charter"), our Board is divided into three classes, Class I, Class II and Class III, with each class serving staggered three-year terms, as follows:

- The Class I directors are William E. Esham, III, John A. Lamon, III, Frank E. Mason, III, Rebecca M. McDonald, Mary Todd Peterson and Esther A. Streete, whose terms will expire at the Annual Meeting;

- The Class II directors are Michael B. Adams, James M. Burke, Louis P. Jenkins, Jr., David S. Jones, Clyde V. Kelly, III, David W. Moore, Austin J. Slater, Jr. and Dawn M. Willey, whose terms will expire at the annual meeting of shareholders to be held in 2026; and

- The Class III directors are R. Michael Clemmer, Jr., Alan J. Hyatt, E. Lawrence Sanders, III and Konrad M. Wayson, whose terms will expire at the annual meeting of shareholders to be held in 2027.

Following the July 2023 merger with Community Financial, the Board evaluated the number of members serving on the Board and determined to decrease the size from 20 to 18 directors effective as of the 2024 annual meeting of shareholders. The Board has determined to further decrease the number of members serving on the Board from 18 to 16 directors effective at the Annual Meeting. In connection with the plan to reduce the size of the Board, Mr. Mason and Ms. Peterson were not nominated for re-election to the Board at the Annual Meeting. The Board currently expects that the size of the Board may be further reduced in future years to as few as 13 members. As a result, the Board has determined not to balance the class sizes at this time. The plan to reduce the size of the Board is subject to the Board's further evaluation and discretion. Changes to the size of the Board will be structured so that, over time, the number of directors in each Board class will be as nearly equal as possible.

Election Procedures; Term of Office

At each annual meeting of shareholders, or special meeting in lieu thereof, upon the expiration of the term of a class of directors, the successors to such directors will be elected to serve from the time of election and qualification until the third annual meeting following his or her election and the election and qualification of his or her successor. Any change in the Board resulting from an increase or decrease in the number of directors will be distributed by the Board among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

Board Composition

Our 18 directors comprise a well-balanced Board.





Board of Directors Overview

Name	Occupation	Age	Director Since	Independent	Committee Membership					
					Executive	Audit	Compensation	Governance	Board Risk Oversight	Strategic Initiatives & Technology
Michael B. Adams	President of JON Properties, LLC	58	2023	✓	M					C
James M. Burke	President and Chief Executive Officer of Shore Bancshares, Inc. and Shore United Bank	56	2023							
R. Michael Clemmer, Jr.	President of Salisbury, Inc.	57	2016	✓	M				C	
William E. Esham, III	Ayres, Jenkins, Gordy & Almond, P.A. (Partner)	59	2020	✓	M		M			
Alan J. Hyatt	Hyatt & Webber, P.A. (Partner) Chairman, Shore Bancshares, Inc. and Shore United Bank	70	2021		C					
Louis P. Jenkins, Jr.	Jenkins Law Firm, LLC (Principal)	53	2023	✓	M		C	M		
David S. Jones	President of Southern Drywell, Inc.	65	2021	✓			M	M		
Clyde V. Kelly, III	President and General Manager of Kelly Distributors, Inc.	71	2016	✓	M		M	C		
John A. Lamon, III	Director of Business Development for Ironmark	67	2021	✓			M	M		
Frank E. Mason, III (1)	President and Chief Executive Officer of JASCO Incorporated	62	2011	✓				M	M	M
Rebecca M. McDonald	Cherry Bekaert Advisory, LLC (Partner)	51	2023	✓		M			M	M
David W. Moore	President of The Milford Housing Development Corporation and East Coast Property Management	60	2014	✓			M			
Mary Todd Peterson(1)	Director of ProAssurance American Mutual	70	2023	✓	M	C	M			
E. Lawrence Sanders, III	President of Edward L. Sanders Insurance Agency	68	2023	✓					M	
Austin J. Slater, Jr.	Lead Independent Director and Vice Chairman of Shore Bancshares, Inc. and Shore United Bank	71	2023	✓						
Esther A. Streete	McNamee Hosea (Principal)	48	2022	✓	M	M				
Konrad M. Wayson	Managing Partner of Wayson Landholdings LP	63	2021	✓		M			M	
Dawn M. Willey	Retired	62	2020	✓		M			M	M
Number of Meetings in 2024					**0**	**8**	**5**	**4**	**5**	**2**

Ages as of December 31, 2024

M = Member
C = Chair

(1) As part of the plan to reduce the size of the Board as discussed in Proposal 1, Mr. Mason and Ms. Peterson were not nominated for re-election and their terms will end at the Annual Meeting.

Board Skills and Experience Matrix

Our Board members have a broad set of qualifications, attributes, skills and experience that are well suited to oversee the Company's strategy and operations. A summary of the attributes and qualifications of our directors is presented below. These skills collectively allow our directors to effectively oversee the Company and create an engaged, effective, and strategically-oriented Board.

Skill/Experience	Adams	Burke	Clemmer	Esham	Hyatt	Jenkins	Jones	Kelly	Lamon	Mason	McDonald	Moore	Peterson	Sanders	Slater	Streete	Wayson	Willey
Professional standing in chosen field	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓		✓	✓	
Banking, financial services or related industry experience		✓			✓								✓	✓				✓
Financial reporting and accounting					✓						✓		✓		✓	✓	✓	✓
Risk management	✓	✓	✓	✓	✓		✓		✓		✓	✓	✓	✓	✓		✓	✓
Civic and community involvement	✓	✓		✓	✓	✓		✓	✓	✓	✓				✓	✓		
Public company oversight		✓			✓						✓		✓				✓	✓
Executive leadership	✓	✓	✓	✓	✓	✓		✓	✓	✓	✓	✓	✓	✓	✓	✓		✓
Finance	✓	✓			✓	✓	✓		✓		✓		✓	✓	✓	✓	✓	✓
Marketing		✓	✓	✓	✓			✓	✓						✓			
Government and public affairs		✓		✓	✓	✓						✓			✓			
Governance	✓	✓		✓	✓			✓		✓	✓	✓	✓	✓				
Human capital management		✓	✓		✓					✓			✓					

Nomination Process

The Governance Committee is responsible for assembling and maintaining a list of qualified candidates to fill vacancies on the Board, and it periodically reviews this list and researches the talent, skills, expertise, and general background of these candidates. The Governance Committee will from time to time review and consider candidates recommended by shareholders. Shareholder recommendations should be submitted in writing to: Shore Bancshares, Inc., 18 East Dover Street, Easton, Maryland 21601, Attn: Andrea E. Colender, Secretary; and must specify (i) the recommending shareholder's contact information, (ii) the class and number of shares of capital stock beneficially owned by the recommending shareholder, (iii) the name, address and credentials of the candidate for nomination, and (iv) the candidate's consent to be considered as a candidate.

Whether recommended by a shareholder or chosen independently by the Governance Committee, a candidate will be selected for nomination based on his or her talents, skills, expertise and the needs of the Board. The Governance Committee's goal in selecting nominees is to identify persons who have business and other ties to the communities and industries we serve, and who have skills, education and other attributes that will meet the needs of the Board at that time and, generally, that are complimentary to the skills and attributes possessed by existing directors. When searching for and appointing directors to fill a particular committee position, the Governance Committee searches for persons who will meet the independence standards required for those committees and who possess skills and attributes that will allow the committee to be effective. The Governance Committee also strives to select individuals who it believes will work well with the other directors at the highest level of integrity and effectiveness.

A candidate, whether recommended by a shareholder or otherwise, will not be considered for nomination unless he or she is of good character and is willing to devote adequate time to Board duties. In assessing the qualifications of potential candidates, the Governance Committee will also consider the candidate's experience, judgment, and civic and community relationships, and experience among existing directors. Certain Board positions, such as Audit Committee membership, may require other special skills, expertise, or independence from the Company.

It should be noted that a shareholder recommendation is not a nomination, and there is no guarantee that a candidate recommended by a shareholder will be approved by the Governance Committee or nominated by the Board. A shareholder who desires to nominate a candidate for election may do so only in accordance with Article II, Section 4 of our Bylaws which provides that directors may be nominated by shareholders by written request to the Secretary of the Company received not less than 120 days nor more than 180 days prior to the date fixed for the meeting. Additional time constraints are applicable in the cases of a change in shareholder meeting date or a special meeting called for the purpose of electing directors. As provided in the Bylaws, the notice of nomination must specify: (a) the name and address of each proposed nominee; (b) the principal occupation of each proposed nominee; (c) the number of shares of our capital stock owned by each proposed nominee; (d) the name and residence address of the notifying shareholder; (e) the number of shares of our capital stock owned by the notifying shareholder; (f) the consent in writing of the proposed nominee as to the proposed nominee's name being placed in nomination for director; (g) a description of all arrangements or understandings between such notifying shareholder and each proposed nominee and any other person or persons (including their names) pursuant to which the nomination(s) are to be made by such notifying shareholder; (h) a representation that such notifying shareholder intends to appear in person or by proxy at the meeting to nominate the persons named in its notice; and (i) all information relating to such proposed nominee that would be required to be disclosed by Regulation 14A under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), assuming such provisions would be applicable to the solicitation of proxies for such proposed nominee.

Nominees for Election

Our Board has approved the nomination of William E. Esham, III, John A. Lamon, III, Rebecca M. McDonald and Esther A. Streete for re-election as Class I directors at the Annual Meeting.

Information about the principal occupations, business experience and qualifications of these nominees is provided below under the heading *"Qualifications of 2025 Director Nominees and Continuing Directors."* Ages presented are as of December 31, 2024.

Vote Required for Approval. Directors are elected by a plurality of all votes cast on the proposal at the Annual Meeting. Withholding of a vote, abstentions and broker non-votes will be counted for purposes of determining the presence of a quorum but will have no impact on the outcome of the vote on this proposal.

The Board of Directors recommends a vote "FOR" the election of each of the nominees.

Qualifications of 2025 Director Nominees and Continuing Directors

Class I Directors Nominees

WILLIAM E. ESHAM, III **Age:** 59 **Director Since:** 2020 **Committees:** Compensation Executive	Mr. Esham was appointed to serve as a director of both the Company and the Bank in June of 2020. Mr. Esham is a partner in the law firm of Ayres, Jenkins, Gordy & Almand, P.A., specializing in real estate law, located in Ocean City, Maryland. Mr. Esham also serves on the Board of Trustees for Worcester Preparatory School and the Board of Directors for Atlantic General Hospital. Mr. Esham holds a Bachelor of Arts from Washington and Lee University and a Juris Doctor from University of Baltimore. In nominating Mr. Esham, the Governance Committee considered as important factors Mr. Esham's legal expertise in real estate law and his prior bank board of director experience with Shore Bank during the period of 2012-2016 (which was acquired by Xenith Bank in 2016) and Peninsula Bank's Advisory Board during the period of 1996-2006.
JOHN A. LAMON, III **Age:** 67 **Director Since:** 2021 **Committees:** Compensation Governance	Mr. Lamon joined the Company's Board on November 1, 2021, as a result of the merger between the Company and Severn Bancorp, Inc. ("Severn"). Prior to joining the Company's Board, Mr. Lamon served as a director of Severn since 2009 and a director of Severn Savings Bank, FSB ("Severn Bank"), since 2008. Mr. Lamon currently serves as the Director of Business Development for Ironmark, a leading marketing agency in Maryland. Prior to this position, Mr. Lamon was the President and Owner of John A. Lamon & Associates, a promotional marketing company, before selling the business to G&G Outfitters, Inc. After the company sold, Mr. Lamon remained employed as a Senior Account Executive until 2000. Mr. Lamon received his Bachelor of Arts degree from the University of Maryland, College Park, where he was a two-time All American lacrosse player. Mr. Lamon received the Willis Bilderback Volunteer Award and the Wille Gateau Youth Services Award. Mr. Lamon has served on various boards including, St. Mary's School, The Annapolis Touchdown Club, St. Mary's Royal Blue Club and the University of Maryland M Club. In nominating Mr. Lamon, the Governance Committee considered as important factors Mr. Lamon's business and marketing experience, which is important to the oversight of the Company's financial reporting, and enterprise and operational risk management.

REBECCA MIDDLETON MCDONALD, CPA
 	
Age: 51
 	
Director Since: 2023
 	
Committees:
  Audit
  Board Risk Oversight
  Strategic Initiatives & Technology
	Ms. McDonald was appointed as a director of the Company and the Bank in 2023 as a result of the merger between the Company and Community Financial. Prior to joining the Company's Board, Ms. McDonald served as a director of Community Financial and Community Bank of the Chesapeake since 2020. She is a managing director at Cherry Bekaert Advisory, LLC a national business advisory firm. She has 30 years of experience providing accounting advisory services and financial transformation support to both private and public companies. Ms. McDonald specializes in a range of services, such as outsourced and project based accounting, SEC reporting, audit and IPO readiness, internal control and process improvement analysis, and due diligence support for mergers and acquisitions. Ms. McDonald has also held various finance roles with a publicly traded company. Ms. McDonald is a member of the American Society of Certified Public Accountants. She serves as the Treasurer on the Board of Trustees of Commonwealth Academy. Ms. McDonald holds a Bachelor of Science from Elon University.
	
	In nominating Ms. McDonald, the Governance Committee considered as important factors Ms. McDonald's extensive audit, public accounting, and executive level experience. Ms. McDonald's proficiencies provide the Board with a skill set critical to successfully operating the Company and Bank.

ESTHER A. STREETE
 	
Age: 48
 	
Director Since: 2022
 	
Committees:
  Audit
  Executive
	Ms. Streete was appointed to serve as a director of both the Company and the Bank on August 1, 2022. Ms. Streete is a Principal at McNamee Hosea, a full-service Maryland business law firm. She has worked at McNamee Hosea since 2005. She is a Certified Public Accountant (CPA) and an attorney who specializes in tax, estate & business planning, business succession planning, estate administration, probate and trust administration. Ms. Streete has affiliations with the Maryland Association of Certified Public Accountants, Maryland State Bar Association, and Anne Arundel County Bar Association. Ms. Streete holds a Bachelor of Science from Frostburg State University, a Juris Doctor from the University of Maryland School of Law and a Master of Laws in Taxation from the University of Baltimore School of Law.
	
	In nominating Ms. Streete, the Governance Committee considered as important Ms. Streete's experience as an attorney, certified public accountant, and her expertise in financial planning, estate and trust administration.

Continuing Directors

Class II Directors

MICHAEL B. ADAMS **Age:** 58 **Director Since:** 2023 **Committees:** Executive Strategic Initiatives & Technology (Chair)	Mr. Adams was appointed as a director of the Company and the Bank in 2023 as a result of the merger between the Company and Community Financial. Prior to joining the Company's Board, Mr. Adams served as a director of Community Financial and Community Bank of the Chesapeake since 2021. He is the President of JON Properties, LLC., a full service commercial real estate company in Fredericksburg, Virginia. JON Properties has won numerous awards, particularly for its work on Historic Renovation and tax credit projects in the Fredericksburg, Virginia region. Mr. Adams founded JON Properties in 2006. It is located at 900 Princess Anne Street Fredericksburg, VA 22401. Prior to starting JON Properties, Mr. Adams worked at WEB Equipment, Inc., a dealer in rough terrain forklifts. Mr. Adams served as President of WEB Equipment, Inc. from 1995 to 2006. Mr. Adams serves, or has served, on numerous boards of community organizations. These include the Fredericksburg Rotary Club, the Cal Ripken, Sr. Foundation, the Fredericksburg Area Museum, the Central Virginia Housing Coalition, Loisann's Hope House and the Germanna Community College Education Foundation. Mr. Adams is also a member of the Fredericksburg Builders Association, the National Association of Home Builders, the Fredericksburg Realtors Association and the National Realtors Association. Mr. Adams attended Prince George's Community College and the University of Maryland where he studied business management. Mr. Adams holds a Class A General Contractors License and is a licensed real estate broker in the state of Virginia. Mr. Adams' qualifications to serve on our Board include his management and strategic knowledge through his experience as founder and owner of a local business. His experience as a business owner adds valuable expertise regarding local issues and provides first-hand understanding of the needs of business owners in the environment in which the Bank operates.
JAMES M. BURKE **Age:** 56 **Director Since:** 2023	Mr. Burke was appointed President and Chief Executive Officer ("CEO") and director of the Company and the Bank on July 1, 2023 as a result of the merger between the Company and Community Financial. Prior to the merger, Mr. Burke served as the President and CEO and director of Community Financial and Community Bank of the Chesapeake. Mr. Burke has over 30 years of banking experience. He currently serves on the Board of Directors of the Federal Home Loan Bank of Atlanta. Mr. Burke is the former Chairman of the Board of Directors of University of Maryland Charles Regional Medical Center, former Chairman of the Board of Directors for St. Mary's Ryken High School, Trustee for Historic Sotterley and is active in other civic groups. Mr. Burke is a Maryland Bankers School graduate and holds a Bachelor of Arts from High Point University. He is also a graduate of the East Carolina Advanced School of Commercial Lending and attended the Harvard Business School Program on Negotiation. Mr. Burke's qualifications to serve on our Board include his extensive experience in the banking industry that affords our Board valuable insight regarding the business and operations of the Bank and the Company. Mr. Burke's strategic leadership abilities, financial acumen and knowledge of the Company's and the Bank's business position him well to serve as President and CEO and as a director.

LOUIS P. JENKINS, JR. **Age:** 53 **Director Since:** 2023 **Committees:** Compensation (Chair) Executive Governance	Mr. Jenkins was appointed as a director of the Company and the Bank in 2023 as a result of the merger between the Company and Community Financial. Prior to joining the Company's Board, Mr. Jenkins served as a director of Community Financial and Community Bank of the Chesapeake since 2000. He is the principal of Jenkins Law Firm, LLC, located in La Plata, Maryland. Before entering private practice, Mr. Jenkins served as an Assistant State's Attorney in Charles County, Maryland from 1997 to 1999. In addition to his private practice, Mr. Jenkins serves as Court Auditor for the Circuit Court for Charles County, Maryland. From 2017-2019, Mr. Jenkins served as a member of the Board of Directors of the University of Maryland Medical System. Mr. Jenkins has also served as a board member of several other public service organizations including the University of Maryland Charles Regional Medical Center, Southern Maryland Chapter of the American Red Cross, Charles County Chamber of Commerce and the Charles County Bar Association. Mr. Jenkins' qualifications to serve on our Board include his experience as an attorney, which provides the Board with substantial knowledge regarding issues facing the Company and the Bank. In addition, Mr. Jenkins brings a critical perspective to the lending and governance function of the Company and the Bank. Mr. Jenkins' experience in the public sector adds valuable expertise regarding local issues and provides first-hand understanding of the local political and business environment in which the Bank operates.
DAVID S. JONES **Age:** 65 **Director Since:** 2021 **Committees:** Compensation Governance	Mr. Jones joined the Company's Board on November 1, 2021, as a result of the merger between the Company and Severn. Prior to joining the Company's Board, Mr. Jones served as a director of Severn since 2012 and a director of Severn Bank, since 2011. Mr. Jones cofounded Southern Drywell, Inc., a septic system contractor in Annapolis and currently serves as the company's President. Mr. Jones also cofounded Jones of Annapolis, Inc. a demolition and excavation contractor in Annapolis and currently serves as the company's Secretary and Treasurer. Mr. Jones qualifications to serve on our Board include his many years of business experience, which is important to the oversight of the Company's financial reporting, and enterprise and operational risk management.
CLYDE V. KELLY, III **Age:** 71 **Director Since:** 2016 **Committees:** Compensation Executive Governance (Chair)	Mr. Kelly served as a director of CNB since 2005 and subsequently became a director of the Company and the Bank after the merger of CNB and Talbot Bank in 2016. Mr. Kelly has been the President and General Manager of Kelly Distributors, Inc. since 1987, a company that distributes a portfolio of beer, wine, spirits and non-alcoholic beverages in Talbot, Queen Anne's, Caroline, Dorchester and Kent counties of Maryland. Mr. Kelly's qualifications to serve on our Board include his leadership of a large company, familiarity with an important market area in which we compete, and his 19 years of experience on a bank board.
DAVID W. MOORE **Age:** 60 **Director Since:** 2014 **Committees:** Compensation	Mr. Moore has been a director of the Company since 2014. He previously served as a director of The Felton Bank since 2001 and subsequently became a director of CNB after the merger of The Felton Bank and CNB in 2010. He became a director of the Bank after the merger of Talbot Bank and CNB in 2016. Mr. Moore has served as President and CEO of The Milford Housing Development Corporation (MHDC) since 2004 and President of East Coast Property Management since 2011. He received his Associate degree in Construction Management from Delaware Technical and Community College in 1984 and his Bachelor of Science degree in Business Management in 1994. Mr. Moore's qualifications to serve on our Board include his experience in banking in both Delaware and Maryland as well as his expertise in our key market areas.

AUSTIN J. SLATER, JR.	Mr. Slater was appointed as Lead Independent Director and Vice Chair of the Company and the Bank in 2023 as a result of the merger between the Company and Community Financial. Prior to joining the Company's Board, Mr. Slater served as Chairman of the Board of Directors of Community Financial and Community Bank of the Chesapeake since 2020. Prior to becoming Chair, he served as a director since 2002. He is a retired executive from the electric energy industry. Mr. Slater formerly served on the Board of Directors of the Federal Reserve Bank of Richmond, Baltimore Branch, as Chairman of the Board of the Maryland Chamber of Commerce and Chairman of the Board of Trustees for the College of Southern Maryland. He currently serves as Vice Chairman on the Board of Governors for the Shepherd University and as President for the Shepherd University Foundation Board of Directors, as well as numerous other industry and civic organizations. Mr. Slater holds a Master of Business Administration in finance from the George Washington University and a Bachelor of Science in accounting from Shepherd University.
Age: 71	
Director Since: 2023	
	Mr. Slater's qualifications to serve on our Board include his extensive management level experience in a large company setting outside of the financial services industry. Mr. Slater's financial acumen and operational experience allow him to understand the complexities of the Company and the Bank. His experience in a regulated industry has exposed Mr. Slater to many of the issues facing companies today, particularly regulated entities, making Mr. Slater a valued component of a well-rounded board.
DAWN M. WILLEY **Age:** 62 **Director Since:** 2020 **Committees:** Audit Board Risk Oversight Strategic Initiatives & Technology	Mrs. Willey joined the Company as a director in December of 2020. Mrs. Willey was the founding CEO of Bridgeforce Inc., a trusted advisor to many of the largest lenders in the world. Mrs. Willey retired in 2013 and served as Board Chairperson through 2019. Mrs. Willey also founded Katabat, an omni-channel banking SAS cloud computing company, and served on its board until its sale in 2020. Prior to Bridgeforce, Mrs. Willey held the position of Executive Vice President with MBNA, later purchased by Bank of America. Mrs. Willey formerly served as a board member for the Caitlin Robb Foundation, Delaware Valley Chapter to help children with pediatric cancer, and is also a co-founder of the 81DalerGirls scholarship fund to recognize and assist women student athletes who demonstrate leadership attributes of "team before self."
	Mrs. Willey's qualifications to serve on our Board include 40 years of banking experience with expertise in fraud prevention, collection operations, portfolio risk analytics, investor bank portfolio evaluations, operational risk compliance, strategic bank technology, card point of sale, and lending for consumer, small business and mortgage products in North America and the U.K. Mrs. Willey pioneered neural network fraud detections solutions, and omni-channel banking with a patent in multi-channel virtual collections.

Class III Directors

R. MICHAEL CLEMMER, JR. **Age:** 57 **Director Since:** 2016 **Committees:** Executive Board Risk Oversight (Chair)	Mr. Clemmer served as a director of Talbot Bank since 2012 and subsequently became a director of Shore United Bank (the "Bank") and the Company after the merger of Talbot Bank and CNB in 2016. Mr. Clemmer is President of Salisbury, Inc., a company that designs and manufactures pewter, sterling silver and other metal giftware, a position he has held since 1991. In 1995, Mr. Clemmer founded Executive Decision, Inc., a corporate recognition company. Since 1992, Mr. Clemmer has been involved in the development, acquisition and renovation of industrial and commercial property. He is founder of Waterside Properties LLC, a property development and management company. Mr. Clemmer is a graduate of the University of Richmond and has been a resident of Talbot County since 1982.
	Mr. Clemmer's qualifications to serve on our Board include his leadership capabilities, real estate development in our key market area, and his civic participation in the business community.

ALAN J. HYATT	Mr. Hyatt joined the Company's Board as the Chairman on November 1, 2021, as a result of the merger between the Company and Severn. Prior to joining the Company's Board, Mr. Hyatt served as the Chairman and CEO of Severn and Severn Bank. Mr. Hyatt is a partner with the Annapolis law firm Hyatt & Weber, P.A., concentrating his practice on banking, land use, real estate, and commercial law. Mr. Hyatt serves as counsel to area real estate developers and entrepreneurs, with active representation in land use cases, commercial transactions and commercial litigation. Mr. Hyatt received his law degree from the University of Baltimore School of Law in 1978 and is an honors graduate of Bryant College of Business Administration (now Bryant University). He is a member of the Maryland State Bar Association and the Anne Arundel County Bar Association. He serves on the Board of Trustees of Luminis Health, The Anne Arundel County Retirement and Pension System, and The Annapolis Community Foundation.
Age: 70	
Director Since: 2021 (Chairman since 2021)	
Committees: Executive (Chair)	
	Mr. Hyatt's qualifications to serve on our Board include his experience as an attorney and businessman, Mr. Hyatt brings strong legal and financial skills important to the oversight of the Company's financial reporting, and enterprise and operational risk management.
E. LAWRENCE SANDERS, III	Mr. Sanders was appointed as a director of the Company and the Bank in 2023 as a result of the merger between the Company and Community Financial. Prior to joining the Company's Board, Mr. Sanders served as a director of Community Financial and Community Bank of the Chesapeake since 2018. He is President of Edward L. Sanders Insurance Agency, which provides multi-line insurance services to clients in Maryland since 1903. Mr. Sanders graduated from NC State University in 1978, obtained his Certified Insurance Counselor designation in 1979 and became a licensed Insurance Advisor in 1981. Mr. Sanders served on the board of directors of County First Bank for 28 years and served as chairman of the board from 2013 to 2018. He is a current member and past President of the Charles County Rotary, past director for the Professional Insurance Agent's Association, past director and past President for the Civista Foundation and current director for the Charles County Rotary Foundation.
Age: 68	
Director Since: 2023	
Committees: Board Risk Oversight	
	Mr. Sanders' qualifications to serve on our Board include his extensive financial, and operational knowledge from his experience as an owner of an insurance agency. His years of experience serving as a bank director provides the Board valuable insight regarding corporate governance, regulatory compliance, risk assessment practices and bank operations.
KONRAD M. WAYSON	Mr. Wayson joined the Company's Board on November 1, 2021, as a result of the merger between the Company and Severn. Prior to joining the Company's Board, Mr. Wayson served as a director of Severn since 2009 and a director of Severn Bank, since 2008. Mr. Wayson is a partner of Wayson Landholdings since 1996 and has been the managing partner since 2007. Mr. Wayson also serves as the Secretary and Treasurer of Hopkins & Wayson, Inc., a general contractor servicing Maryland, Washington D.C. and Virginia since 1984. Mr. Wayson was the Chief Financial Officer of Child's Landscaping from 1997 until 2004 when the company was sold. Mr. Wayson served for 15 years on the Anne Arundel County Public Schools Ethics Panel and stepped down in 2023. Mr. Wayson has served on the Anne Arundel Medical Foundation Board, the Anne Arundel Economic Development Corporation Board, and the Anne Arundel School Board. Mr. Wayson is a graduate of Salisbury University where he received a Bachelor of Science degree in business administration.
Age: 63	
Director Since: 2021	
Committees: Audit Board Risk Oversight	
	Mr. Wayson's qualifications to serve on our Board include his experience as a treasurer and businessman and his strong financial skills, which is important to the oversight of the Company's financial reporting, and enterprise and operational risk management.

CORPORATE GOVERNANCE

Governance Highlights

We are committed to maintaining good corporate governance as a critical component of our success in driving sustained shareholder value. Our Board continually monitors and implements emerging best practices in governance to best serve the interest of our shareholders, including:

- 90% of directors are independent

- Lead Independent Director who is Board Vice-Chair

- Board refreshment: 13 new Board members since 2021

- Balance of new and experienced directors

- Transparent public policy engagement

- Independent Board committees

- No over-boarding

- Annual director self-evaluation and committee assessment to ensure Board effectiveness

- All directors attended over 75% of 2024 Board and meetings of committees on which they served, with the exception of one for medical reasons

- Independent directors meet regularly in executive session

- Robust risk management oversight

- Active shareholder engagement program

- Board review of company's financial performance, strategy and succession plan

- Clawback Policy for executive compensation programs

- Code of Business Conduct and Ethics

- Commitment to human capital and environmental, social and governance responsibility

Director Independence

Pursuant to Nasdaq Rule 5605(b)(1), a majority of the members of the Board must be "independent directors" as that term is defined by Nasdaq Rule 5605(a)(2). In accordance with Nasdaq Rules, the Board considered transactions and relationships between each director (or any member of his or her immediate family) and between certain entities in which any director (or any member of his or her immediate family) has an interest, on the one hand, and the Company and its subsidiaries and affiliates, on the other hand, including the transactions and relationships with Michael B. Adams, Alan J. Hyatt and Louis P. Jenkins, Jr. disclosed below under the heading "Certain Relationships and Related Transactions." Our Board has determined that all of our currently serving directors, with the exception of Alan J. Hyatt, our Chairman, and James M. Burke, our President and CEO, are "independent directors" under the Nasdaq Rules, and these independent directors constitute a majority of our Board.

Board Leadership Structure and Executive Sessions

Our Board currently separates the roles of Chairman of the Board and Chief Executive Officer. The foregoing structure is not mandated by any provision of law or our Charter or Bylaws, but the Board believes that this governance structure provides the best balance between the Board's independent authority to oversee our business and the Chief Executive Officer's management of our business on a day-to-day basis. Consistent with this determination, Alan J. Hyatt serves as our Chairman of the Board and James M. Burke serves as our President and Chief Executive Officer.

The duties of the Chairman include: (i) acting as a liaison and channel for communication between the independent directors and the Chief Executive Officer; (ii) providing leadership to ensure the Board works cohesively and independently and during times of crisis; (iii) advising the Chief Executive Officer as to the quality, quantity and timeliness of information from executive management to the independent directors; (iv) being available to consult with the Chief Executive Officer and other directors on corporate governance practices and policies; (v) coordinating the assessment of Board committee structure, organization and charters and evaluating the need for change, as well as committee membership; (vi) together with the Chair of the Governance Committee, interviewing all Board candidates and making recommendations concerning such candidates; (vii) coordinating, developing the agenda and leading executive sessions of the independent directors and communicating the results thereof to the Chief Executive Officer; (viii) ensuring appropriate segregation of duties between Board members and management; (ix) suggesting agenda items for Board meetings; and (x) together with the Chair of the Compensation Committee, communicating the Board's evaluation of the performance of the Chief Executive Officer.

The Board of Directors has also appointed Austin J. Slater, Jr., the Vice Chair of the Board of Directors, to serve as the Company's lead independent director and provide enhanced independent leadership for the Board. The duties of the lead independent director include: (i) presiding at Board meetings when the Chair is not present; (ii) calling meetings of the independent directors as appropriate; (iii) assisting the Board in complying with corporate governance guidelines and best practices; (iv) contributing to the annual performance reviews of the Chief Executive Officer and Chairman of the Board and participating in Chief Executive Officer succession planning; (v) assisting in the planning and reviewing of Board meeting agendas and meeting schedules; (vi) serving as a liaison between the Chief Executive Officer and independent directors; (vii) attending Board committee meetings on an ex-officio basis; (viii) promoting the efficiency and effective performance of the Board and consulting with the Governance Committee on the Board's annual self-assessment; (ix) providing guidance on the ongoing development of directors; and (x) leading the director emeritus program.

To further strengthen the oversight of the full Board, the Board's independent directors hold executive sessions at which only non-management directors are present. The executive sessions are scheduled in connection with regularly scheduled Board meetings. Additional executive sessions may be called by any of the independent directors as often as necessary. During fiscal year 2024, the independent directors met five times in executive session without the presence of management.

For these reasons, the Board believes that our corporate governance structure is in the best interests of the Company and our shareholders at this time. The Board retains authority to modify this structure as it deems appropriate.

Board and Committee Oversight of Risk

The Board is actively involved in overseeing our risk management through the work of its various committees and through the work of the boards of directors and committees of our subsidiaries, a number of which have Company directors as members. Each committee of the Board is responsible for evaluating certain risks and overseeing the management of such risks. The Compensation Committee is responsible for overseeing the management of risks relating to the Company's executive compensation plans and arrangements. The Audit Committee oversees the process by which senior management and the relevant departments assess and manage our exposure to, and management of, financial and operational risks. The Governance Committee manages risks by setting criteria for nomination of director candidates, nominating qualified candidates, and establishing and periodically reviewing our governance policies. The Strategic Initiatives & Technology Committee is responsible for overseeing the management of risks associated with major projects related to strategic initiatives and key technology platforms. The Board Risk Oversight Committee reviews management's assessment of the Company's core risks and alignment of its enterprise-wide risk profile with the Company's strategic plan, goals, and objectives. In addition to our committees' work in overseeing risk management, our full Board regularly engages in discussions of the most significant risks that the Company is facing and how these risks are being managed. The Board regularly receives reports and other information on areas of material risk to the Company including compliance, credit, cybersecurity, financial, liquidity, market/interest rate, operational, reputational, strategic, and technology risks. Those reports enable the Board to understand the risk identification, risk management and risk mitigation strategies, which are then employed by management and the enterprise risk management function. Pursuant to the Board's instruction, management regularly reports on applicable risks to the relevant committee or the full Board, as appropriate, with additional review or reporting on risks conducted as needed or as requested by the Board and its committees.

Director Stock Ownership Requirements

The Company maintains a Non-Employee Director Stock Ownership Policy which requires non-employee directors to hold shares of our common stock equal in value to at least five times the amount of the annual non-employee director cash retainer. The purpose of this policy is to align the interests of the Board with the interests of our shareholders. All of our director nominees and continuing directors are in compliance with the requirement of the policy, which provides newly elected or appointed directors a period of five years from the date of appointment or election to comply with the ownership requirement.

Business Conduct and Code of Ethics

We have adopted a Code of Ethics, as amended, that applies to all of our directors, officers, and employees, including our principal executive officer, principal financial officer, principal accounting officer, controller, or persons performing similar functions. The Code of Ethics provides fundamental ethical principles to which these individuals are expected to adhere. The Code of Ethics operates as a tool to help directors, officers, and employees understand and adhere to the high ethical standards required for employment by, or association with, the Company.

The Code of Ethics is available on our corporate website at *www.shorebancshares.com* under the "Governance" link. Shareholders can also obtain a written copy of the Code of Ethics, free of charge, upon request to: Andrea E. Colender, Secretary, Shore Bancshares, Inc., 18 East Dover Street, Easton, Maryland 21601 or (410) 763-7800. Any future changes or amendments to the Code of Ethics and any waiver that applies to one of our senior financial officers or a member of the Board will be posted to our website.

Insider Trading Policies and Procedures

We have adopted an insider trading policy and procedures governing the purchase, sale, and other dispositions of Company securities and applies to all directors, officers and employees. The procedures are reasonably designed to promote compliance with insider trading laws, rules, and regulations, and applicable listing standards. A copy of the Company's insider trading policy was filed as Exhibit 19 to its Annual Report on Form 10-K for the year ended December 31, 2024.

Conflicts of Interest Policy

We have adopted a Conflicts of Interest Policy which applies to our directors and executive officers, which supplements the conflict of interest provisions of our Code of Ethics. The Conflicts of Interest Policy sets forth a process for handling potential conflicts of interest that includes disclosure to our Chief Legal Officer and review of the potential conflict of interest by the members of the Audit Committee.

Shareholder Communications and Annual Meeting Attendance

Shareholders may communicate with our Board by contacting Andrea E. Colender, Secretary, Shore Bancshares, Inc., 18 East Dover Street, Easton, Maryland 21601 or (410) 763-7800. All communications will be forwarded directly to the Chairman of the Board for consideration.

The Board members are not required to attend our annual meetings of shareholders. However, all directors are encouraged to attend every annual meeting of shareholders as we believe that the annual meeting is an opportunity for shareholders to communicate directly with directors. If you would like an opportunity to discuss issues directly with the members of the Board, please consider attending this year's Annual Meeting. At the 2024 annual meeting of shareholders, 18 directors (who were serving as such) were in attendance.

The Company and its subsidiaries have adopted policies and procedures to ensure compliance with the foregoing requirements.

Board Committees and Membership

Executive Committee

Our Executive Committee consists of Alan J. Hyatt, (Chair)*,* Michael B. Adams, R. Michael Clemmer, Jr., William E. Esham, III, Louis P. Jenkins, Jr., Clyde V. Kelly, III, Mary Todd Peterson and Esther A. Streete. The Executive Committee has the authority to exercise the powers of our Board in the management of the business and affairs of the Company, subject to any restrictions imposed by law and to subsequent revision or alteration of any such action by the Board.

Audit Committee

The current members of the Audit Committee are Mary Todd Peterson (Chair), Rebecca M. McDonald, Esther A. Streete, Konrad M. Wayson and Dawn M. Willey. Our Board has determined that each current member of the Audit Committee is "independent" and financially literate as required in the Audit Committee charter and as required by the rules and regulations promulgated by the SEC and Nasdaq. Our Audit Committee has adopted a charter, which is posted on our website at *www.shorebancshares.com* under the "Governance" link.

The principal functions of the Audit Committee are to review the financial information to be provided to our shareholders and others, our financial reporting process, our system of internal controls, our independent auditors' independence, our audit process and the process for monitoring compliance with laws and regulations. Under our Audit Committee charter, the Audit Committee is solely responsible for hiring and firing the independent auditors and approving their fees and engagement terms; resolving any disagreement between the independent auditors and our management; and pre-approving all audit and non-audit services performed by the independent auditors, subject to a de minimis exception.

Our Board has determined that Rebecca M. McDonald qualifies as an audit committee financial expert within the meaning of applicable SEC rules because she has the following attributes: (i) an understanding of generally accepted accounting principles and financial statements; (ii) the ability to assess the general application of such principles in connection with accounting for estimates, accruals and reserves; (iii) experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by our financial statements, and experience actively supervising one or more persons engaged in such activities; (iv) an understanding of internal control and procedures for financial reporting; and (v) an understanding of audit committee functions. Ms. McDonald has acquired these attributes by means of having held various positions that provided relevant experience, as described in her biography above.

Compensation Committee

The members of the Compensation Committee, all of whom are independent directors as that term is defined in the Nasdaq Rules, are Louis P. Jenkins, Jr. (Chair), William E. Esham, III, David S. Jones, Clyde V. Kelly, III, John A. Lamon, III, David W. Moore and Mary Todd Peterson. The Compensation Committee has adopted a charter, which is posted on our corporate website at *www.shorebancshares.com* under the "Governance" link.

The Compensation Committee is generally responsible for overseeing and, as appropriate, determining our director and executive officer compensation, recommending executive promotions to the full Board, providing assistance and recommendations with respect to our compensation policies and practices, and assisting with the administration of our compensation plans. The Compensation Committee determines executive compensation pursuant to the principles discussed in the section below entitled "Executive Compensation Discussion and Analysis" and determines director compensation by periodically reviewing the compensation practices of peer group institutions.

Pursuant to its charter, the Compensation Committee may retain or obtain the advice of a compensation consultant, legal counsel or other advisers as it deems necessary and appropriate to carry out its duties and, in connection with such retention of consultants, the Compensation Committee will consider the independence factors as required by the applicable rules of Nasdaq and the SEC. The Compensation Committee is directly responsible for the appointment, compensation and oversight of the work of any compensation consultant, legal counsel and other advisers retained by them. During fiscal year 2024, the Compensation Committee engaged Aon McLagan to perform an executive compensation market review for purposes of making 2024 compensation decisions.

Governance Committee

The members of the Governance Committee, all of whom are independent directors as that term is defined in the Nasdaq Rules, are Clyde V. Kelly, III (Chair), Louis P. Jenkins, Jr., David S. Jones, John A. Lamon, III and Frank E. Mason, III. The Governance Committee has adopted a charter, which is posted on our corporate website at *www.shorebancshares.com* under the "Governance" link.

The Governance Committee is responsible for overseeing and, as appropriate, determining or making recommendations to the Board regarding membership and constitution of the Board and its role in overseeing our affairs. The Governance Committee manages the process for evaluating the performance of the Board and for nominating candidates (including current Board members) for election by our shareholders after considering the appropriate skills and characteristics required for the Board, the current makeup of the Board, the results of the evaluations and the willingness of the Board members to be re-nominated.

Board Risk Oversight Committee

The members of the Board Risk Oversight Committee are R. Michael Clemmer, Jr. (Chair), Frank E. Mason, III, Rebecca M. McDonald, E. Lawrence Sanders, III, Konrad M. Wayson and Dawn M. Willey. The Board Risk Oversight Committee has adopted a charter, which is posted on our corporate website at *www.shorebancshares.com* under the "Governance" link.

The Board Risk Oversight Committee assists the Board in its oversight responsibilities by focusing specifically on the Company's enterprise risk management activities including the significant policies, procedures and practices employed to manage capital adequacy, earnings, market risk, credit risk, liquidity, compliance, regulatory, legal, reputation, and strategic operational risk and by providing recommendations to the Board and management on strategic guidance with respect to the assumption, management and mitigation of risk.

Strategic Initiatives & Technology Committee

The members of the Strategic Initiatives & Technology Committee are Michael B. Adams (Chair), Frank E. Mason, III, Rebecca M. McDonald and Dawn M. Willey.

The Strategic Initiatives & Technology Committee's overall objective is to provide oversight and strategic guidance to management related to the Company's planning and execution of key organizational initiatives and strategic projects, technology, physical/structural assets, products, acquisitions, and key market actions. The Committee reviews and provides recommendations to the Board with respect to polices, processes and systems that management uses to manage projects, new products, facilities and technology.

Board and Committee Meetings and Attendance

Our Board held seven meetings during fiscal year 2024. All directors of the Company attended at least 75% of the aggregate number of meetings of the Board and committees on which such directors served during their tenure as a director in fiscal year 2024 with the exception of David W. Moore. This was due to medical reasons, which have since been resolved.

Governance and Risk Management

We are committed to achieving excellence in our governance and risk management practices to support the Company's long-term success. The Company's Code of Ethics and Whistleblower Procedure ensure that our directors, officers, and employees are apprised of the requirements for maintaining compliance with all applicable rules and regulations. Our corporate governance policies and practices also include evaluations of the Board and its committees, which are responsible for broad oversight of Company and Bank operations.

Our internal risk management teams oversee compliance with applicable laws and regulations and coordinate with subject matter experts throughout the business to identify, monitor, and mitigate risk including information security risk management and cyber defense programs. These teams maintain rigorous testing programs and regularly provide updates to the Board and the Board Risk Oversight Committee, which periodically evaluates, and makes recommendations to the Board in regards to the Company's risk policies and procedures. The Company has a robust Information Security program that incorporates multiple layers of physical, logical, and written controls. We leverage the latest encryption configurations and technologies on our systems, devices, and third-party connections and further vet third-party vendors' encryption, as required, through the organization's vendor management process.

Compensation Committee Interlocks and Insider Participation

The Compensation Committee oversees executive compensation matters. Louis P. Jenkins, Jr., (Chair), William E. Esham, III, David S. Jones, Clyde V. Kelly, III, John A. Lamon, III, David W. Moore and Mary Todd Peterson served on the Compensation Committee during 2024. None of the foregoing persons were, during 2024, an officer or employee of the Company, had any relationship requiring disclosure pursuant to Item 404 of Regulation S-K, or had any interlocking relationship contemplated by Item 407(e)(4)(iii) of Regulation S-K.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE ("ESG") MATTERS

Sustainability

The Company is committed to operating in a sustainable manner and has undertaken initiatives designed to reduce our impact on the environment and to promote environmentally friendly projects and practices. With a view to increasing efficiency and reducing waste, we are continuing to digitize manual back office and banking center functions. Over the past several years, we migrated our technology infrastructure to a cloud environment, which reduced our energy usage. Many of the Bank's locations have been converted to energy efficient systems and finishes to minimize the carbon footprint, and any new buildings or locations will be constructed in this manner. We continue to embrace the use of digitized records and e-signing technology resulting in a reduction of paper waste.

We believe that a focus on environmental sustainability, with the objective of reducing costs and improving sustainability of our operations, will provide a strategic benefit to the Company. Furthermore, the Company recognizes that climate change is a growing risk for our planet, and we are committed to doing our part to mitigate this risk by placing increased focus and emphasis on environmental consciousness.

Human Capital

Our Mission and Culture

The Bank is built around the character of our people and our communities. Our purpose is to help our communities prosper, one dream at a time. The Bank's corporate culture is defined by core values which include accountability, integrity, teamwork and resilience. We value our employees by investing in competitive compensation and benefit packages and fostering a team environment centered on professional service and open communication. Attracting, retaining and developing qualified, engaged employees who embody these values are crucial to the success of the Bank and Company. We believe that relations with our employees are good.

Employee Demographics

As of December 31, 2024, the Bank employed 597 individuals, of which 584 were employed on a full-time basis (590 full time equivalent employees). The Bank's employees were not represented by a collective bargaining agreement.

The Company has no employees and reimburses the Bank for estimated expenses, including an allocation of salaries and benefits.

Compensation and Benefits

The Bank's compensation and benefits package is designed to attract and retain a talented workforce. In addition to salaries, benefits include a 401(k) plan with an employer matching contribution, an employee stock purchase plan, medical insurance benefits, paid short-term and long-term disability and life insurance, flexible spending accounts, and tuition assistance.

Employee Health, Safety and Wellness

We are committed to supporting the safety, health and wellness of our employees. We provide paid time off (including parental and adoption leave), an employee assistance program and wellness benefits which include mental health support, coaching and other resources for employees and their immediate family members. We have adopted a flexible approach to remote work which designates roles as remote, on-site or hybrid (a combination of on-site and remote work) based on specific job responsibilities and requirements.

Professional Development

The Bank invests in the growth of its employees by providing all eligible employees access to professional development and continuing education courses and seminars that are relevant to the banking industry and their job function within the Company. We offer all of our employees the opportunity to participate in various professional and leadership development programs. On-demand training opportunities include a variety of industry, technical, professional, business development, leadership and regulatory topics.

Social Impact

We are a community bank committed to investing in the financial health and well-being of our neighbors, and we believe that the success of our communities is a shared responsibility. In 2024, the Bank supported over 535 community organizations and donated over $830,000 and countless volunteer hours. Shore United Bank's 2024 Community Impact Report, which is not incorporated into this Proxy Statement by reference, is available at https://www.shoreunitedbank.com/assets/files/iTCUnvEs.

COMPENSATION OF NON-EMPLOYEE DIRECTORS

Overview

Our directors who are not also our employees or employees of our subsidiaries, referred to as "non-employee directors," receive an annual retainer for their service on the Boards of both the Bank and Company. Non-employee directors are permitted to elect to receive their quarterly installments of the annual retainer in either cash or stock pursuant to the Shore Bancshares, Inc. 2016 Stock and Incentive Compensation Plan (the "2016 Equity Plan"). These compensatory arrangements are discussed in detail below.

The following table provides information about the compensation paid to or earned by our non-employee directors during fiscal year 2024. Information regarding compensation paid to or earned by directors who are also Named Executive Officers ("NEO") is presented in the Summary Compensation Table that appears below in the section entitled "Executive Compensation Discussion and Analysis."

Director Compensation Table

Name	Fees earned or paid in cash ($)[1]	Fees earned or paid in restricted stock ($)[2]	Non-qualified Deferred Compensation Earnings ($)[3]	All Other Compensation ($)[4]	Total ($)
Michael B. Adams	40,006	36,994	—	1,988	78,988
R. Michael Clemmer, Jr.	40,006	36,994	—	793	77,793
William E. Esham, III	40,000	37,000	—	—	77,000
Alan J. Hyatt	55,006	36,994	—	150,793[5]	242,793
Louis P. Jenkins, Jr.	40,006	36,994	—	1,304	78,304
David S. Jones	35,006	36,994	—	793	72,793
James A. Judge[6]	35,000	—	—	—	35,000
Clyde V. Kelly, III	40,006	36,994	—	793	77,793
John A. Lamon, III	35,006	36,994	—	793	72,793
Frank E. Mason, III	35,006	36,994	—	793	72,793
Rebecca M. McDonald	35,006	36,994	—	1,304	73,304
David W. Moore	35,000	37,000	—	—	72,000
Mary Todd Peterson	45,006	36,994	—	1,304	83,304
E. Lawrence Sanders, III	35,006	36,994	—	1,304	73,304
Austin J. Slater, Jr.	45,006	36,994	—	1,363	83,363
Joseph V. Stone, Jr.[6]	35,000	—	—	510	35,510
Esther A. Streete	40,000	37,000	—	—	77,000
Konrad M. Wayson	35,006	36,994	—	2,072	74,072
Dawn M. Willey	35,006	36,994	—	2,072	74,072

(1) Includes fees for which the director has elected to receive shares of our Common Stock in lieu of cash. The number of shares of stock received by each director in lieu of cash during 2024 was as follows: Ms. Willey 2,663 shares for $34,992 and Mr. Wayson 2,663 shares for $34,992.

(2) Includes amounts earned for serving on the Board of the Company paid in the form of restricted stock. The amounts reflect the aggregate grant date fair value of stock awards computed in accordance with FASB ASC Topic 718, "Accounting for Stock Compensation" ("ASC 718"). See Note 11 to the consolidated audited financial statements contained in the Company's Annual Report on Form 10-K for the year ended December 31, 2024 regarding assumptions underlying valuation of equity awards.

(3) Represents the portion of non-qualified deferred compensation earnings that are above-market. Under the plan, interest is credited at a rate equal to the Company's annualized return on equity or based on the gains or losses on the deemed investments.

(4) Represents dividends paid on unvested restricted stock.

(5) Represents compensation of $150,000 for consulting services performed by Mr. Hyatt pursuant to the terms of a consulting agreement between Mr. Hyatt and the Bank and $793 in dividends paid on unvested restricted stock.

(6) Messrs. Judge and Stone's service on the Board of Directors concluded with the expiration of their terms as a director on May 29, 2024.

Director Compensation

In 2024, our non-employee directors received an annual retainer of $35,000, paid quarterly. In addition, the Chairman of the Board receives an additional annual retainer fee of $20,000, the Lead Independent Director and Audit Chair receive an additional annual retainer of $10,000 and the Chairs for each of the remaining committees of the Board receive an additional annual retainer fee of $5,000. Directors have the option to receive their retainers in the form of cash or restricted stock issued pursuant to the 2016 Equity Plan. Retainers paid in stock have a one-year vesting period. Directors also received an equity retainer valued at $37,000 in 2024.

EXECUTIVE OFFICERS WHO ARE NOT SERVING AS DIRECTORS

Below is information regarding each of our current executive officers who are not directors of the Company, including their title, age and brief biography describing each executive officer's business experience. Ages presented are as of December 31, 2024.

Name	Age	Position
Virginia M. Anderson	66	Executive Vice President and Chief Internal Audit Officer
Todd L. Capitani	58	Executive Vice President and Chief Financial Officer
Andrea E. Colender	60	Executive Vice President, Chief Legal Officer and Corporate Secretary
B. Scot Ebron	56	Executive Vice President and Chief Banking Officer
Christy Lombardi	48	Executive Vice President and Chief Human Resources Officer
Lacey A. Pierce	39	Executive Vice President and Chief Strategy & Project Officer
Charles E. Ruch, Jr.	65	Executive Vice President and Chief Credit Officer
Donna J. Stevens	62	Executive Vice President and Chief Operating Officer
Talal Tay	47	Executive Vice President and Chief Risk Officer

Virginia M. Anderson was appointed Executive Vice President and Chief Internal Audit Officer of the Company on January 1, 2025. Prior to joining the Company, Ms. Anderson served as Vice President of Special Projects of Community Bank of the Chesapeake from 2020 through 2023 with responsibility for CECL implementation, financial reporting and other special projects. Prior to that, Ms. Anderson served as a Managing Director of Audit at Dixon Hughes Goodman, LLP. She has over 30 years of experience in external audit, internal audit and financial reporting. Ms. Anderson holds a bachelor's degree in business administration and a master's degree in finance, both from Loyola University of Maryland.

Todd L. Capitani was appointed Executive Vice President and Chief Financial Officer of the Company and Bank in July 2023, upon the completion of the merger of the Company and Community Financial. As previously disclosed in the Company's Form 8-K filed with the SEC on December 5, 2024, Mr. Capitani notified the Board of his intention to retire from the Company and the Bank effective August 15, 2025. Prior to joining the Company, Mr. Capitani served as Executive Vice President and Chief Financial Officer of Community Financial and Community Bank of the Chesapeake from 2009 to 2023. Prior to that, Mr. Capitani served as a Senior Finance Manager at Deloitte Consulting and as Chief Financial Officer at Ruesch International, Inc. He has over 35 years of experience in corporate finance, controllership and external audit. Mr. Capitani is involved with several local charities, religious and community organizations. Mr. Capitani is a member of the American Institute of Certified Public Accountants and other civic groups. He serves as the Treasurer on the Board of Directors for Annmarie Sculpture Garden & Arts Center. Mr. Capitani is a Certified Public Accountant and holds a Bachelor of Arts from the University of California at Santa Barbara. He also attended the Harvard Business School Program on Negotiation and the Yale School of Management Strategic Leadership Conference.

Andrea E. Colender was appointed Executive Vice President, Chief Legal Officer, and Corporate Secretary of the Company on November 1, 2021, upon the completion of the merger of the Company and Severn. Prior to joining the Company, Ms. Colender served as General Counsel to Severn and Severn Bank beginning in March 2009. She was later appointed to act as Corporate Secretary. She served on the Board of Mid-Maryland Title, Inc., a wholly owned subsidiary of the Company, from September 2017 through March 2025. Ms. Colender graduated from the University of Maryland School of Law with honors in 1988. She received her Bachelor of Arts from New College, University of South Florida, in 1985. Professional affiliations include the American Bankers Association, the Maryland State Bar Association, the Maryland Banker's Association and the Anne Arundel County Bar Association.

B. Scot Ebron was appointed Executive Vice President and Chief Banking Officer of the Company and Bank in July 2023, upon the completion of the merger of the Company and Community Financial. Prior to joining the Company, Mr. Ebron served as the Executive Vice President and Chief Banking Officer of Community Financial and Community Bank of the Chesapeake. Mr. Ebron oversees the Bank's business development efforts, wealth management division, cannabis banking and residential mortgage teams. Mr. Ebron has worked in banking for over 30 years. He serves on the Board of Gwyneth's Gift Foundation. He holds a bachelor's degree in economics from the University of North Carolina.

Christy Lombardi was appointed Executive Vice President and Chief Human Resources Officer of the Company and Bank in July 2023, upon the completion of the merger of the Company and Community Financial. Prior to joining the Company, Ms. Lombardi served as Executive Vice President, Chief Operating Officer of Community Financial and Community Bank of the Chesapeake and was responsible for overseeing operations, human resources, information technology and shareholder relations. Ms. Lombardi has 25 years of banking experience. She serves on the Board of Trustees of the College of Southern Maryland, the Maryland Bankers Association Board of Directors, the Tri-County Council for Southern Maryland Executive Board, and on the Southern Maryland Workforce Development Board. Ms. Lombardi served on the Advisory Board of the Maryland Banker's Association Council of Professional Women in Banking and Finance from 2013-2023 and on the Board of Directors of the Calvert County Chamber of

Commerce from 2012-2018. She completed the ABA Stonier Graduate School of Banking program, is a Maryland Bankers School graduate and holds a Masters in Management from University of Maryland University College as well as a Master of Business Administration.

Lacey A. Pierce was appointed Executive Vice President and Chief Administrative Officer of the Bank upon the completion of the Company's merger with Community Financial. Prior to joining the Company and the Bank, Ms. Pierce served as Executive Vice President and Chief Administrative Officer of Community Financial and Community Bank of the Chesapeake and was responsible for corporate administration matters and overseeing lending administration, marketing, facilities and community shareholder relations. Effective January 1, 2025, Ms. Pierce's title was changed to Chief Strategy & Project Officer to more appropriately reflect her primary responsibilities. She has more than 15 years banking experience. Ms. Pierce serves on the Board of Directors of The Arc of Southern Maryland and Farming 4 Hunger. She is a Maryland Banking School graduate and holds a bachelor's degree from Towson University. Ms. Pierce completed the ABA Stonier Graduate School of Banking program.

Charles E. Ruch, Jr. was appointed as Executive Vice President and Chief Credit Officer of the Company (formerly CNB) in 2016. Prior to that, Mr. Ruch served as the Chief Credit Officer of CNB since 2006. Mr. Ruch's banking career began in 1977 and he held various retail positions from teller to core manager through the 1980s with Equitable Bank. He joined AB&T as a commercial lender in 1987 and was AB&T's Senior Commercial Lender for 10 years. He graduated from the University of Maryland in 1983.

Donna. J. Stevens was appointed Executive Vice President Chief Operating Officer of the Company in July 2015 and Shore United Bank since July 2016. She's held various senior level positions with the company since 1997. As a career banker, she began as a teller more than 40 years ago and progressed with four financial institutions in various management capacities including retail branch banking, loan operations and documentation, credit administration, bank operations, and compliance. She is a graduate of the Stonier Graduate School of Banking, Maryland Banking School, and ABA Compliance School and holds an Associate's Degree in Business Management. Professional affiliations include Maryland Banker's Association Regulatory Affairs Committee and Mid-Atlantic Regional Compliance group; past Chairman of the Maryland Banker's Leadership and Development Committee; and past member of the Government Relations Council.

Talal Tay was appointed Executive Vice President and Chief Risk Officer of the Company and Bank in July 2023, upon the completion of the merger of the Company and Community Financial. Prior to joining the Company, Mr. Tay served as Executive Vice President, Chief Risk Officer of Community Financial and Community Bank of the Chesapeake and was responsible for enterprise risk management, credit administration, loan review as well as compliance and BSA. He has extensive experience working in the audit and risk areas of financial services. Mr. Tay serves on the Virginia Bankers Association Security and Risk Committee. Mr. Tay holds a bachelor's degree in business marketing from Florida State University and accounting studies from the University of Texas at San Antonio.

BENEFICIAL OWNERSHIP OF COMMON STOCK

The following table sets forth information as of the Record Date relating to the beneficial ownership of the Common Stock by (i) each person or group known by us to own beneficially more than five (5%) of the outstanding shares of Common Stock; (ii) each of our directors and named executive officers; and (iii) all of our directors and executive officers as a group; and includes all shares of Common Stock that may be acquired within 60 days of the Record Date. The address of each of the persons named below is the address of the Company except as otherwise indicated.

Name of Beneficial Owner	Number of Shares Beneficially Owned[1], [2], [3]	Percent of Shares of Common Stock Outstanding[4]
Directors:		
Michael B. Adams	43,821	*
James M. Burke	85,264[5]	*
R. Michael Clemmer, Jr.	29,594[6]	*
William E. Esham, III	7,881	*
Alan J. Hyatt	1,769,824[7]	5.30%
Louis P. Jenkins, Jr.	60,037	*
David S. Jones	69,641[8]	*
Clyde V. Kelly, III	28,100	*
John A. Lamon, III	61,827	*
Frank E. Mason, III	46,318	*
Rebecca M. McDonald	98,064[9]	*
David W. Moore	7,848[10]	*
Mary Todd Peterson	26,967[11]	*
E. Lawrence Sanders, III	90,440[12]	*
Austin J. Slater, Jr.	68,436	*
Esther A. Streete	627	*
Konrad M. Wayson	75,974[13]	*
Dawn M. Willey	44,634	*
Named Executive Officers Who are Not Also Directors:		
Todd L. Capitani	43,571[5][14]	*
Donna J. Stevens	20,649[15]	*
All Directors, Executive Officers and Nominees as a Group (27 persons)	2,899,173[16]	8.69%
5% Owner(s):		
Fourthstone LLC Fourthstone Master Opportunity Fund Ltd Fourthstone GP LLC Fourthstone QP Opportunity Fund LP 13476 Clayton Road St Louis, MO 63131	2,968,891[17]	8.90%
BlackRock, Inc. 50 Hudson Yards New York, NY 10001	3,008,321[18]	9.01%

_____

*Less than 1% of the shares outstanding

(1) Includes shares of unvested restricted stock, with respect to which the individual has voting but no investment power as follows: Mr. Adams – 3,306 shares; Mr. Clemmer – 3,306 shares; Mr. Hyatt – 3,306 shares; Mr. Jenkins – 3,306 shares; Mr. Jones – 3,306 shares; Mr. Kelly – 3,306 shares; Mr. Lamon – 3,306 shares; Mr. Mason – 5,546 shares; Ms. McDonald – 3,306 shares; Ms. Peterson – 3,306 shares; Mr. Sanders – 3,306 shares; Mr. Slater – 3,306 shares; Mr. Wayson – 5,546 shares; Ms. Willey 3,306 shares.

(2) As to shares reported herein, except as otherwise noted, each person effectively exercises sole voting or dispositive power, or shares voting or dispositive power with spouse.

(3) Includes shares purchased under the ESPP with respect to which the individual has sole voting and investment power as follows: Todd L. Capitani – 575 shares; Scot Ebron – 1,089 shares; Talal Tay – 1,956 shares; Donna Stevens – 1,599 shares; Andrea Colender – 2,217 shares; Lacey Pierce – 1,510 shares of which 755 shares are held by the ESPP of Ms. Pierce's spouse.

(4) Based upon 33,374,265 shares of Company Common Stock issued and outstanding as of April 1, 2025.

(5) The ESOP was terminated in connection with the Company's merger with Community Financial and Mr. Burke and Mr. Capitani have not received a distribution from the ESOP as of April 1, 2025. Mr. Burke holds 5,708 shares and Mr. Capitani holds 5,033 shares with respect to which the individuals have voting but not investment power.

(6) Includes 350 shares held by Mr. Clemmer's wife jointly with children.

(7) Includes 7,603 shares held by a company of which Mr. Hyatt is a general partner; includes 688,080 shares held by trusts for which Mr. Hyatt is co-trustee; includes 5,929 shares beneficially owned by Mr. Hyatt's wife.

(8) Includes 37,192 shares owned by Southern Drywell, Inc., of which Mr. Jones has a 50% interest as a co-owner; 9,279 shares owned by Jones of Annapolis, Inc., of which Mr. Jones has a 22 1/2 % interest as a co-owner; and 10,315 shares owned by Sonne Capital, of which Mr. Jones has a 16.67% interest as a co-owner.

(9) Includes 2,619 shares beneficially owned by Ms. McDonald's daughter and includes 34,652 shares held in two trusts which Ms. McDonald serves as trustee.

(10) Includes 96 shares held jointly with Mr. Moore's mother.

(11) Includes 19,103 shares held in a trust account.

(12) Includes 5,751 shares beneficially owned by the individual retirement account of Mr. Sanders's wife and 6,447 held by a trust for which Mr. Sanders is a co-trustee.

(13) Includes 54,328 shares held in two trusts for which Mr. Wayson serves as trustee.

(14) Includes 3,285 shares beneficially owned by the 401(k) plan account of Mr. Capitani's wife.

(15) Includes 60 shares held by Ms. Stevens jointly with children.

(16) Includes shares beneficially owned as follows: Virginia Anderson – 997 shares; Andrea E. Colender – 29,269 shares; Christy Lombardi – 53,567 shares; B. Scot Ebron – 57,828 shares; Lacey A. Pierce – 58,151 shares; Charles E. Ruch, Jr. – 5,217 shares and Talal Tay – 14,627 shares. Of those shares beneficially owned, some are held in the ESOP which the individuals have voting but not investment power over the shares as follows: Ms. Lombardi holds 6,555 shares, Mr. Ebron holds 819 shares, Mr. Tay holds 1,004 shares, Ms. Pierce holds 8,882 shares of which 4,919 are held by the ESOP of Ms. Pierce's spouse and Virginia Anderson holds 268 shares. All individuals are executive officers of the Company and Bank.

(17) Based on information contained in a Schedule 13G/A filed with the SEC on February 14, 2025.

(18) Based on information contained in a Schedule 13G/A filed with the SEC on January 24, 2024. Based on a review of a Form 13F filed on February 7, 2025, by BlackRock, Inc. for the quarter ended December 31, 2024, BlackRock, Inc. reported beneficial holdings of 3,072,035 shares of the Company's common stock.

DELINQUENT SECTION 16(A) REPORTS

Section 16(a) of the Exchange Act requires our directors and executive officers and persons who own more than 10% of the outstanding shares of Common Stock to file reports with the SEC disclosing their ownership of Common Stock at the time they become subject to Section 16(a) and changes in such ownership that occur during the year. Based solely on a review of copies of such reports furnished to us, or on written representations that no reports were required, we believe that all directors, executive officers and holders of more than 10% of the Common Stock complied in a timely manner with the filing requirements applicable to them with respect to transactions during the year ended December 31, 2024, except for one Form 4 reporting two transactions that were not timely filed for Clyde V. Kelly, III and one Form 4 reporting one transaction that was not timely filed for Dawn M. Willey.

EXECUTIVE COMPENSATION DISCUSSION AND ANALYSIS

We are pleased to provide our shareholders with an overview of the compensation programs, process, and specific compensation decisions for the following executive officers (our "named executive officers" or "NEOs"):

Executive Officer	Title
James M. Burke	President and Chief Executive Officer
Todd L. Capitani	Executive Vice President and Chief Financial Officer
Donna J. Stevens	Executive Vice President and Chief Operating Officer

Overview

This *Executive Compensation Discussion and Analysis* provides our shareholders with important information regarding the material components of our executive compensation program, including the following:

- A summary of key business results and compensation decisions in 2024;

- A discussion of our 2024 say-on-pay advisory vote;

- An overview of our compensation philosophy;

- A discussion of the governance practices for our executive compensation decisions;

- A review of the process by which NEO compensation decisions are made and the parties involved;

- A description of each element of our NEO compensation program and its purpose;

- A discussion of the Compensation Committee's 2024 incentive compensation decisions and the key factors that influenced those decisions; and

- An overview of other factors that affect our executive compensation program, including clawbacks and tax considerations.

EXECUTIVE SUMMARY

Our executive compensation programs are designed to pay for performance by linking the compensation our executive officers receive through our various incentive plans to our financial performance. In making compensation decisions, the Compensation Committee considers the practices and compensation levels of the market, our performance and good governance practices. Our goal is to ensure that our compensation programs are competitive in attracting, motivating, and retaining high level executive talent, are commensurate with our financial performance, and are aligned with the interests of our shareholders.

Key Business and Financial Highlights

▪ **Net Income** – The Company reported net income of $43.9 million and $11.2 million for the years ended December 31, 2024 and 2023, respectively. The basic and diluted net income per share was $1.32 and $0.42 for the years ended December 31, 2024 and 2023, respectively. The Company's return on average assets, return on average common equity and return on average tangible common equity were 0.74%, 8.35% and 13.00%, respectively, for the year ended December 31, 2024, compared to 0.24%, 2.54% and 7.74%, respectively, for the year ended December 31, 2023. The increase in net income in 2024 compared to 2023 was primarily due to higher net interest income driven by loan growth in 2024, and a lower provision for credit losses. These were partially offset by the absence of the one-time bargain purchase gain of $8.8 million in 2023, higher noninterest expense driven by expanded operation of the newly-combined company and a $4.7 million credit card fraud event in 2024.

▪ **Deposit Growth** – Total deposits increased $142.2 million, or 2.6%, to $5.53 billion at December 31, 2024, when compared to December 31, 2023. The increase in total deposits was primarily due to an increase in noninterest-bearing demand deposits of $304.8 million and money market and savings deposits of $28.0 million, partially offset by decreases in interest-bearing demand deposits of $187.5 million and time deposits of $3.0 million. Average interest-bearing deposits increased by $749.2 million, or 25.1%, in 2024, compared to 2023. Average noninterest-bearing deposits increased $410.6 million, or 39.3%, in 2024, compared to 2023. Deposits provided funding for approximately 94.0% and 92.5% of average earning assets for 2024 and 2023, respectively.

• **Stable Funding** – Total funding, which includes customer deposits, Federal Home Loan Bank ("FHLB") advances, and brokered deposits was $5.58 billion at December 31, 2024. The Company's wholesale funding increased $5.5 million, which includes FHLB advances and brokered deposits, from $44.5 million in brokered deposits at December 31, 2023 to $50.0 million in FHLB advances at December 31, 2024. The Bank's uninsured deposits at December 31, 2024 were $905.3 million, or 16.4% of total deposits. The Bank's uninsured deposits, excluding deposits secured by the market value of pledged collateral, at December 31, 2024 were $745.1 million, or 13.5% of total deposits.

▪ **Asset Quality –** At December 31, 2024, nonperforming assets were $24.8 million, an increase of $11.1 million, or 80.98%, when compared to December 31, 2023. The increase in nonperforming assets was primarily due to the increase in nonaccrual loans acquired in the merger and an increase in repossessed assets related to the marine portfolio. At December 31, 2024, the ratio of nonaccrual loans to total assets was 0.34%, an increase from 0.21% at December 31, 2023. The ratio of nonperforming assets to total assets at December 31, 2024 was 0.40% compared to 0.23% at December 31, 2023. The Company continues to focus on the resolution of its nonperforming and problem loans. The reduction of nonperforming and problem loans is and will continue to be a high priority for the Company.

Key Compensation Developments for 2024

Compensation Element	Committee Determination	Background
Base Salary	All base salaries adjusted based on peer data.	The Committee assessed competitive market compensation using a number of data sources including publicly disclosed information on a selected peer group of publicly traded banking organizations similar in asset size, business model, and geographic region. Additionally, the Committee considered the results of the Company's say-on-pay vote when making compensation decisions for the NEOs. The Committee considered other factors, including job responsibilities and scope, adjustments for individual skills and expertise, and internal pay equity.
Short-Term Incentives	The Committee approved 2024 cash payouts to the NEOs under the formal short-term incentive program. Based on Company performance, the overall payout was between threshold and target levels.	The Company's short-term incentive program provides our NEOs with the opportunity to earn cash incentive compensation for achieving specific Company performance goals. The plan uses a balanced scorecards approach by establishing threshold, target and maximum ("stretch") incentive opportunities tied to performance factors aligned with our annual strategic plan.
Long-Term Incentives	The Committee approved a formal long-term incentive program with relative performance metrics and incentive opportunities for the NEOs.	The Company's long-term incentive program delivers long-term incentive opportunities in a combination of time-based vesting restricted stock units and performance-based stock units. Awards under the LTIP are generally granted annually, with overlapping three-year performance cycles. The performance factors include ROAA and ROAE measured on a relative basis against a defined group of peer banks over the period of January 1, 2024 through December 31, 2026.
Employment Agreements	Messrs. Burke and Capitani have employment agreements with the Company.	In accordance with the terms of the merger agreement, the Company assumed all of the rights and obligations under the employment agreements between each of Messrs. Burke and Capitani and Community Financial. The assumed agreements expire on the second anniversary of the Merger Effective Date at which time Mr. Burke and Mr. Capitani will each enter into a change of control agreement with the Company.
Say-on-Pay Advisory Vote	94.44% voted in support of our legacy executive compensation program.	Company continues to receive support of its executive compensation program.
Market Analysis	The Compensation Committee approved peer group for 2024 compensation decisions.	The Committee approved the criteria and the inclusion of companies considered peers at the start of 2024. The Company engaged Aon to review its executive compensation program, including the peer group criteria. Data from the peer group was reviewed in establishing executive compensation programs for 2024.
Recoupment Policy	The Compensation Committee approved a clawback policy for incentive compensation received on or after October 2, 2023.	Clawback policy satisfies the requirements of the Nasdaq Rules.

2024 Say-on-Pay Advisory Vote

At the 2024 annual meeting of shareholders, 94.4% of the votes cast in our say-on-pay advisory vote were in favor of our executive compensation program. The Compensation Committee will continue to work diligently to ensure that our executive incentive compensation program is consistent with our compensation philosophy and the feedback we receive from our shareholders. The Compensation Committee will continue to monitor the results of the say-on-pay vote to ensure continued support for our incentive pay program among our shareholders.

Compensation Philosophy

The primary objective of the Committee's approach was to provide competitive levels of compensation so that the Company could attract, retain and reward outstanding executive officers. The Compensation Committee recognizes that in a highly competitive community banking marketplace, excellent leadership is essential. Our executive officers are expected to manage the business of the Company and its subsidiaries in a manner that promotes growth and profitability for the benefit of shareholders, while exceeding the requirements and service expectations of our customers. To that end, the Compensation Committee believes that:

- Key executives should have compensation opportunities at levels that are competitive with peer institutions;

- Total compensation should include "at risk" components that are linked to annual and long-term performance results; and

- Stock-based compensation should form a key component of total compensation as a means of linking senior management to the long-term performance of the Company and aligning their interests with those of shareholders.

Governance Practices

Our executive compensation program contains strong governance components that support our compensation philosophy and sound incentive compensation practices.

- Active oversight by the Compensation Committee consisting solely of independent directors;

- Assistance regularly provided to the Compensation Committee by an independent compensation consultant selected by the Compensation Committee;

- Perquisites are limited;

- No excise tax gross-ups, pursuant to Section 280G of the Internal Revenue Code, are contained in employment, change in control agreements or any other executive compensation arrangements;

- Executives are discouraged from engaging in hedging transactions to offset the economic risk of owning our Common Stock; and

- Executives are subject to robust share ownership guidelines.

EXECUTIVE COMPENSATION DECISION MAKING PROCESS

The Compensation Committee

The Compensation Committee, consisting entirely of independent directors, makes decisions on the compensation of our active NEOs. This responsibility is discharged within the framework of a formal committee charter, which delegates a wide range of strategic and administrative issues to the Compensation Committee. Key among the Compensation Committee's tasks is the development of, and monitoring adherence to, the Company's executive compensation philosophy. The Compensation Committee is responsible for, among other things: (a) reviewing and approving the Company's compensation strategy and practices with respect to the executive officers and certain other officers, (b) determining the CEO's compensation levels, reviewing and approving the goals and objectives relevant to the CEO's compensation and evaluating the performance of the CEO in light of such goals and objectives, (c) approving CEO and other executive officer employment agreements, severance arrangements, and change in control agreements, (d) overseeing, and considering the results of, shareholder approval of certain executive compensation matters including advisory votes, (e) periodically reviewing and approving the peer group to be utilized in benchmarking executive and director compensation and (f) administering our senior executive incentive compensation program, including the development of plan design, the selection of performance metrics, the designation of specific performance goals and award opportunities, and the certification of performance results. See *Board Committees – Compensation Committee* for a detailed discussion of the Committee's responsibilities and membership. The Compensation Committee's charter is posted on the corporate governance pages within the Investor Relations portion of our website. The Compensation Committee met five times in 2024. Each time, discussions were held in executive session without management present.

The role of the Compensation Committee is to review the compensation of each NEO annually to evaluate whether the executive's pay level is consistent with our compensation philosophy, risk profile, and the performance of both the company and the individual, and whether market practices dictate an adjustment in the form or level of the executive's compensation. As part of the annual review, the committee considers the executive's individual contributions to the financial success of the company, management of subordinates, contribution to safety and soundness objectives, and their long-term potential as a senior executive.

The Compensation Committee does not delegate any substantive responsibilities related to the determination of compensation for our active NEOs, and the Compensation Committee members exercise their independent judgment when they make executive compensation decisions.

Timing of Executive Compensation Decisions

The Compensation Committee meets throughout the year and periodically receives input from the independent compensation consultant on emerging industry trends and best practices. Each year, the Committee typically reviews peer group composition and benchmarking data for active NEOs, followed by consideration of changes to active NEO base pay and short-and long-term incentive opportunities. Additionally, during the first calendar quarter, the Committee typically adopts short- and long-term incentive plans for the current year.

CEO's Role in the Compensation Process

The CEO is expected to provide the Compensation Committee with his evaluation of the other active NEOs' performance and recommend compensation adjustments and incentive opportunities for the current year. While the CEO provides input, the Compensation Committee has absolute discretion to accept, reject, or modify the CEO's recommendations. Our CEO plays no role in, and is not present during, discussions regarding his own compensation or final decisions of the Compensation Committee regarding compensation of the other active NEOs.

Compensation Consultant

Aon, our current independent compensation consultant, works with the Compensation Committee to review our executive compensation program relative to our performance and similarly sized institutions. The independent consultant attends meetings and supports the Compensation Committee's deliberations regarding executive compensation. While the Compensation Committee considers input from the independent consultant, the Compensation Committee's decisions are the product of many factors and considerations. Management works with the independent consultant at the direction of the Compensation Committee to develop materials and analyses that are critical to the Compensation Committee's evaluations and determinations. Such materials include data for use in determining an appropriate peer group, competitive market assessments and guidance on best practices and regulatory developments.

During 2024, the Company engaged Aon to provide the Company with advice on establishing executive compensation levels and program design features and assessing potential risks under our incentive compensation plans. The Committee considered Aon's independence for the 2024 fiscal year and whether its work raised conflicts of interest under the Nasdaq Rules. Considering these factors, the Committee determined that the work performed by Aon did not create any conflict of interest and that Aon was independent of the Company's management.

Market and Peer Group Analysis

The Committee reviews both compensation and performance at peer companies to inform its decision-making process so it can set total compensation opportunities that it believes are commensurate with the market and the Company's scope and performance. The Committee used the peer data provided from Aon, an independent compensation consulting firm, to evaluate base salaries for Company's executive officers. However, the Committee also considers other factors when setting compensation, including specific job responsibilities and scope, adjustments for individual skills and expertise, and internal pay equity. The Compensation Committee engaged Aon to propose a peer group for use in making 2024 executive and director compensation decisions, which was ultimately approved by the Compensation Committee. The peer group used by the Committee for establishing 2024 compensation is as follows:

Company	City	State
NBT Bancorp, Inc.	Norwich	NY
Eagle Bancorp, Inc.	Bethesda	MD
First Bancorp	Southern Pines	NC
Park National Corp.	Newark	OH
First Commonwealth Financial	Indiana	PA
S&T Bancorp.	Indiana	PA
Premier Financial Corp.	Defiance	OH
Kearny Financial Corp.	Fairfield	NJ
Tompkins Financial Corporation	Ithaca	NY
Univest Financial Corp.	Souderton	PA
Peoples Bancorp, Inc.	Marietta	OH
City Holding Co.	Charleston	WV
Financial Institutions, Inc.	Warsaw	NY
CNB Financial Corp.	Clearfield	PA
Mid Penn Bancorp, Inc.	Harrisburg	PA
The First of Long Island Corp.	Melville	NY
Carter Bankshares	Martinsville	VA
Farmers National Banc Corp.	Canfield	OH
Arrow Financial Corp.	Glens Falls	NY
Summit Financial Group, Inc.	Moorefield	WV
Southern First Bancshares, Inc.	Greenville	SC
Primis Financial Corp.	McLean	VA
Peoples Financial Services	Scranton	PA
Home Trust Bancshares, Inc.	Asheville	NC
Civista Bancshares, Inc.	Sandusky	OH

Individual Performance Assessments

Our NEOs receive annual performance assessments following a process established by the Compensation Committee. Our CEO provides the Compensation Committee with an assessment of his direct reports, and the Compensation Committee, in turn, provides our CEO with an assessment of his performance and considers the CEO's evaluation of his direct reports. Following the annual performance assessment of the CEO, the Committee will recommend to the Board of Directors any salary increase, bonus, equity awards and other benefits, direct and indirect.

ELEMENTS OF COMPENSATION AND 2024 PAY DECISIONS

COMPENSATION ELEMENT	PURPOSE
Base Salary	• Provide financial predictability and stability through fixed compensation; • Provide a salary that is market competitive; • Promote the retention of executives; and • Provide fixed compensation that reflects the scope, scale and complexity of the executive's role.
Short-Term Cash Incentives	• Align management and shareholder interests; • Provide appropriate incentives to achieve our annual operating plan; • Provide market competitive cash compensation when targeted performance objectives are met; and • Provide appropriate incentives to exceed targeted results.
Long-Term Equity Incentives	• Align management and long-term shareholder interests; • Balance the short-term nature of other compensation elements with long-term retention of executive talent; • Focus our executives on the achievement of long-term strategies and results; • Create and sustain shareholder value; and • Support the growth and operational profitability of the Company.
Employment Agreements and Change in Control Agreements	• Enable us to attract and retain talented executives; • Protect Company interests through appropriate post-employment restrictive covenants, including non-competition and non-solicitation; • Ensure management is able to analyze any potential change in control transaction objectively; and • Provide for continuity of management in the event of a change in control.
Non-Qualified Retirement and Deferred Compensation Benefits	• Provide supplemental retirement benefits to certain executives to provide a competitive compensation package.
Perquisites	• Limit perquisites and use as competitively appropriate and necessary only to attract and retain executive talent.

2024 Base Salary

The Committee reviews the base salary of our named executive officers on an annual basis. In 2024, the Committee considered a range of factors in connection with its review, including (i) peer data, (ii) the role of each executive in the Company's leadership team, (iii) individual performance evaluations for the prior year, and (iv) the positioning of each executive's base pay relative to other senior executives. Following the merger in 2023, some of the NEO's base salaries were below market based on the peer compensation data for the combined, larger company. In 2024, the Committee approved a plan to move NEO compensation to more competitive levels as compared to our new post-merger peer group. The following table reflects each active named executive officer's increase in base pay for 2024.

Executive	Title	2024 Salary	2023 Salary	% Increase
James M. Burke	President and CEO	$ 635,600	$ 535,600	18.67 %
Todd L. Capitani	EVP and CFO	$ 375,000	$ 350,000	7.14 %
Donna J. Stevens	EVP and COO	$ 370,000	$ 370,000	— %

2024 Short-Term Incentive Program ("2024 STIP")

The short-term incentive program provides our NEOs with the opportunity to earn cash incentive compensation for achieving specific Company performance goals. The program uses a balanced scorecard approach by establishing threshold, target and maximum incentive opportunities tied to performance factors aligned with our annual strategic plan. The Compensation Committee determines the actual STIP payout by considering Company performance against a scorecard of financial performance metrics that ties to our annual strategic plan. The 2024 target incentive opportunity levels for our NEOs are below.

	STIP Opportunity Level (% of Salary)		
Executive	Threshold	Target	Stretch
James M. Burke	15.00%	30.00%	45.00%
Todd L. Capitani	12.50%	25.00%	37.50%
Donna J. Stevens	12.50%	25.00%	37.50%

The performance factors used to determine the incentive payouts for our named executive officers under the STIP in 2024 included Pre-Tax Provision Return on Average Assets ("PTPP ROAA"), efficiency ratio, average noninterest-bearing ("NIB") deposits/total average retail deposits, and net interest margin ("NIM"). The plan also includes a modifier which allows the Committee to reduce the incentive payouts by 20% if the specified non-performing assets as a percentage of total assets ("NPAs") threshold was exceeded. The plan included defined threshold, target, and maximum levels of performance for each performance factor and a corresponding payout, weighted as a percentage of salary, to each of the named executive officers based upon actual achievement. Following year end, the Committee determines the amount to be awarded to each executive officer by comparing the Company's financial results to the established performance goals for 2024. The levels of performance for each performance factor and the actual results are noted below.

Performance Factor	Threshold	Target	Stretch	Actual Results
PTPP ROAA	1.30%	1.42%	1.50%	1.08%
Efficiency Ratio	63.00%	59.86%	56.00%	68.54%
Average NIB Deposits/Average Retail Deposits	25.00%	27.50%	30.00%	28.09%
NIM	3.10%	3.18%	3.25%	3.10%

2024 STIP Award Determination

Following the Compensation Committee's review of the results of the components of each executive officer's annual incentive plan scorecard in February 2025, the Compensation Committee interpolated the results and awarded incentive payouts between threshold and target performance as noted below. The short-term incentive program payouts were distributed in cash.

Executive	Target Incentive (% of Salary)	Target Incentive ($)	Amount Awarded (% of Salary)	Amount Awarded ($)
James M. Burke	30%	190,680	9.71%	61,704
Todd L. Capitani	25%	93,750	8.09%	30,338
Donna J. Stevens	25%	92,500	8.09%	29,933

2024 Long Term Incentive Program

The Company's Long-Term Incentive Program under the Company's 2016 Stock and Incentive Compensation Plan ("LTIP") delivers long-term incentive opportunities in a combination of time-based vesting restricted stock units and performance-contingent units. Awards under the LTIP are generally granted annually, with overlapping three-year restriction/performance cycles.

The 2024 target LTIP award opportunity was 50% of base salary for the CEO and 25% of base salary for the other NEOs. The target awards are 50% time-based restricted stock units ("RSUs") and 50% performance share units ("PSUs") as noted below.

Executive	Time Based Vesting RSUs	Target PSUs
James M. Burke	25.00%	25.00%
Todd L. Capitani	12.50%	12.50%
Donna J. Stevens	12.50%	12.50%

The performance factors used to determine equity awards for our named executive officers under the LTIP include ROAA and ROAE measured on a relative basis against a defined group of peer banks over the period of January 1, 2024, through December 31, 2026. The performance measurement group for the 2024 LTIP awards consists of 94 banks between $3 billion and $12 billion in assets that are traded on NYSE or NASDAQ. PSUs awarded in 2024 will vest according to performance against the following goals:

Performance Measure	Weighting	Measurement Perspective	Performance Goals		
			Threshold	Target	Stretch
Return on Average Assets	50.00%	Relative to Peer Banks	25th Percentile	50th Percentile	75th Percentile
Return on Average Equity	50.00%	Relative to Peer Banks	25th Percentile	50th Percentile	75th Percentile
Payout as a % of Target			50.00%	100.00%	150.00%

Performance and the resulting payouts will be determined as soon as practicable following the filing of the Company's Form 10-K for the fiscal year ending December 31, 2026. In the event of death or disability, all time based vested awards will immediately vest in full as of the date of that event, and any performance-based awards will be deemed satisfied at the target level and will vest pro rata upon death, disability, or termination of the participant's employment by reason of retirement to the extent the participant is at least 65 years of age. In the event of a change in control, all time-based awards will vest in full upon the involuntary or good reason termination of the participant's employment, other than for cause, during the 12-month period ending on the first anniversary date of the change in control. Furthermore, the conditions applicable to any performance-based award will be deemed satisfied at the target level and will become fully vested upon involuntary or good reason termination of the participant's employment, other than for cause, during the 12-month period ending on the first anniversary date of the change in control. In addition, we require certain levels of stock ownership as described in the Factors That Influence Our Executive Compensation Program section below.

The following LTIP equity awards were granted in 2024 for the performance period beginning on January 1, 2024, and ending on December 31, 2026. The time-based vested RSUs were granted on March 7, 2024, and vest ratably over a three-year period, beginning on the first anniversary of the grant date. The performance-contingent PSUs were awarded at target level.

Executive	Title	Number of RSUs Issued	Number of PSUs Awarded (Target Level)
James M. Burke	President & CEO	14,037	14,037
Todd L. Capitani	EVP, CFO	4,140	4,140
Donna J. Stevens	EVP, COO	4,085	4,085

Retirement Benefits and Deferred Compensation

We maintain broad-based tax-qualified pension and tax-qualified 401(k) plans. Generally, all employees of the Company are eligible to participate in these plans, including the NEOs.

In addition to the tax-qualified plans described above, we provide Messrs. Burke and Capitani and Mrs. Stevens with benefits under a supplemental executive retirement arrangement, split dollar arrangements and our deferred compensation plan. See the narrative following the Summary Compensation Table for details regarding these arrangements.

Other Benefits

We provide our NEOs with a set of core benefits that are generally available to our other full-time employees (e.g., coverage for medical, dental, vision care, prescription drugs, and basic life insurance and long-term disability coverage).

Executive Agreements

We maintain employment agreements with Messrs. Burke and Capitani and a Change in Control Agreement with Ms. Stevens. For a detailed description of these agreements, please see the narrative following the Summary Compensation Table regarding these agreements.

FACTORS THAT INFLUENCE OUR EXECUTIVE COMPENSATION PROGRAM

Risk Considerations

The Company engages in the following practices to ensure its executive compensation program is aligned with shareholders' interests and protects us against risk. We believe that the design and objectives of our executive compensation program provide an appropriate balance of incentives for executives and avoid inappropriate risks. The Committee considers, in establishing and reviewing the executive compensation program, whether the program encourages unnecessary or excessive risk taking and has concluded that it does not. In this regard, our executive compensation program includes, among other things, the following plan design features:

- Variable compensation based on a variety of performance goals
- Committee discretion to lower annual incentive award amounts
- Balances mix of shore-term and long-term incentives
- Stock ownership requirements
- Claw-back provisions

The Committee conducts an annual evaluation of all of the Company's compensation programs, policies and practices to ensure that compensation policies and incentive compensation programs in place are not reasonably likely to have a material adverse impact on the Company and do not encourage our employees to take excessive risks.

Clawback Policy

Pursuant to the Company's clawback policy, incentive-based compensation awarded to, earned by, or vested with any of our NEOs is subject to recoupment by the Company to the extent it exceeds the compensation that properly would have been awarded to, earned by, or vested with that NEO but for accounting errors impacting the calculation of that compensation, and which are subject of an accounting restatement required to be prepared by the Company. Under the policy, any recoupment is limited to excess compensation received by the NEO during the three completed fiscal years preceding the date the Company is required to prepare the accounting restatement, and no finding of fault of the NEO is required. The Compensation Committee has the exclusive power and authority to administer the policy, including to interpret the policy's provisions and to make all determinations deemed necessary or advisable for the policy's administration.

Executive Stock Ownership Policy

The Company maintains an Executive Stock Ownership Policy that reflects current corporate governance trends. Executives are expected to accumulate shares of Company Common Stock toward target ownership levels that are based on a multiple of base salary and a retention ratio for owned shares or shares acquired from equity awards. Our Chief Executive Officer has a target multiple of two (2) and other Section 16 executive officers have a multiple of one (1). The retention ratio is 100% of net profit shares. Executives are expected to hold 100% of the shares remaining after payment of an option exercise price and taxes owed upon exercise and/or hold 100% of newly vested shares of Company Common Stock after taxes are paid until the executive reaches his or her required multiple.

Anti-Hedging and Pledging Policies

Under the Company's Insider Trading Policy, directors, officers and employees are prohibited at all times from writing any options or short-selling securities of the Company. Directors, officers and employees are also discouraged from engaging in hedging transactions (such as "cashless" collars, forward sales, equity swaps and other similar or related arrangements) that may indirectly involve a short sale, and any such transaction must be carefully reviewed by the Company's Insider Trading Compliance Officer under the Company's Insider Trading Policy. The Insider Trading Compliance Officer will assess the proposed transaction and, in light of the facts and circumstances, make a determination as to whether the proposed transaction may be completed or would violate the Company's Insider Trading Policy.

Perquisites

We annually review the perquisites that we make available to our named executive officers. The primary perquisites for these individuals include automobile allowances and certain club dues. See "*Executive Compensation Decision Making Process — Summary Compensation Table*" for detailed information on the perquisites provided to our NEOs.

Tax and Accounting Considerations

In consultation with our advisors, we evaluate the tax and accounting treatment of each of our compensation programs at the time of adoption and periodically thereafter to ensure that we understand the financial impact of each program on the Company. Our analysis includes a detailed review of recently adopted and pending changes in tax and accounting requirements. As part of our review, we consider modifications and/or alternatives to existing programs to take advantage of favorable changes in the tax or accounting environment or to avoid adverse consequences. To the greatest extent possible, we structure our compensation programs in a tax efficient manner. However, for taxable years beginning on and after January 1, 2018, the Tax Cuts and Jobs Act of 2017 eliminated the "performance-based" compensation exception under Section 162(m), and expanded the $1 million per covered employee annual limitation on deductibility to cover all named executive officers. While the Company has sought to preserve deductibility of compensation paid to the named executive officers to the extent permitted by law, we have retained the flexibility to provide nondeductible compensation arrangements if we believe it is necessary to attract, incentivize, and retain key executives. We do not intend to change our pay-for-performance approach to awarding executive compensation even though the recent tax law changes eliminated the specific tax benefits under the prior law associated with awards of performance-based compensation.

Equity Compensation Grant and Award Practices

We do not currently grant stock options as part of our equity compensation programs and, therefore, we do not currently have a policy or practice governing the timing of such awards. For grants of other equity awards, such as restricted stock units, restricted stock and PSUs, our Compensation Committee and Board, as applicable, generally grants such awards on an annual basis based on a predetermined schedule, with awards typically granted at the beginning of each new fiscal year to incentivize the achievement of our strategic objectives and long-term results. As such, the Compensation Committee does not currently take material non-public information into account when determining the timing and terms of equity awards, as the timing of grants is in accordance with such predetermined annual schedule. Similarly, we do not time the release of material, non-public information based on equity award grant dates for the purpose of affecting the value of any awards. In addition, equity awards may be granted at other times during the year to new hires, employees receiving promotions, and in other special circumstances. In addition, the Compensation Committee can delegate authority to one or more executive officers to make grants to employees who are not executive officers.

SUMMARY COMPENSATION TABLE

The following table sets forth for the last two fiscal years the total remuneration for services in all capacities awarded to, earned by, or paid to our Named Executive Officers (the Company's CEO and the two most highly compensated executive officers other than the CEO who were serving as executive officers as of December 31, 2024).

Name and Principal Position	Year	Salary ($)[1]	Bonus ($)[2]	Stock Awards ($)[3][4]	Non-Equity Incentive Plan Compensation ($)[5]	Non-qualified Deferred Compensation Earnings ($)[6]	All Other Compensation ($)[7]	Total ($)
James M. Burke *President & Chief Executive Officer*	2024	635,600	—	317,798	61,704	111,764	44,724	1,171,590
	2023	247,200	312,476	155,008	—	58,825	25,511	799,020
Todd L. Capitani[8] *Chief Financial Officer*	2024	375,000	—	93,730	30,338	210,718	31,585	741,371
	2023	—	—	—	—	—	—	—
Donna J. Stevens *Chief Operating Officer*	2024	370,000	—	92,484	29,933	142,123	31,561	666,101
	2023	345,000	105,941	45,570	—	132,071	14,909	643,491

(1) 2023 salary amounts reflect earnings subsequent to the merger by and between the Company and Community Financial (the "Merger"), from July 1, 2023 through December 31, 2023.

(2) Amounts reflect cash retention bonuses paid to Mr. Burke, Mr. Capitani and Ms. Stevens in 2023 in connection with the Merger.

(3) Represents the aggregate grant date fair value of the granting of 14,037, 4,140 and 4,085 restricted stock units ("RSUs") to Messrs. Burke and Capitani and Ms. Stevens, respectively, computed in accordance with FASB ASC Topic 718 based on a per share price of $11.32, on the date of the grant for awards under the 2024 long-term incentive program ("2024 LTIP") covering the NEOs. Also reflects performance share units ("PSUs") of 14,037, 4,140 and 4,085 units awarded to Messrs. Burke and Capitani and Ms. Stevens respectively under the 2024 LTIP. The performance period for the PSUs is 2024-2026. The fair value of the PSUs has been calculated in accordance with FASB Topic 718. For the PSUs, the amounts above were calculated based on the probable outcome of the performance conditions as of the inception date and represent the value of the target number of units granted to each NEO consistent with the estimate of the aggregate compensation cost to be recognized as of the service incentive date under ASC 718. Assuming the highest level of performance, the grant date value of the PSUs awarded to each NEO (150% of the grant date target value) is as follows: Mr. Burke ($238,350), Mr. Capitani ($70,313) and Ms. Stevens ($69,375).

(4) Represents RSUs of 13,409, 10,727 and 3,942 awarded to Messrs. Burke and Capitani and Ms. Stevens, respectively, in connection with a 2023 Merger retention agreement.

(5) Represents incentive payments earned in 2024 under the STIP.

(6) Represents the sum of above-market earnings under the Company's deferred compensation plan and the aggregate change in the present value of accumulated benefits under the Supplemental Executive Retirement Plans ("SERPs") from the prior completed fiscal year to the current fiscal year. Includes an aggregate change in the present value of accumulated benefits under the SERPs of $111,764, $210,718, and $142,123 to Mr. Burke, Mr. Capitani, and Ms. Stevens, respectively.

(7) Details of the amounts reported in "All Other Compensation" column for 2024 are provided in the table below.

(8) Mr. Capitani was not an NEO in 2023.

Item	Burke	Capitani	Stevens
Employer contribution to 401(k) Plan	13,800	13,800	13,800
Imputed Income	636	769	1,339
Automobile	4,456	4,473	7,937
Club dues	2,654	—	—
Dividends paid on unvested restricted stock	20,057	8,334	4,360
Group term life benefit	1,875	1,875	2,879
Other	1,246	2,334	1,246

EXECUTIVE AGREEMENTS AND PLANS

Employment Agreements – James M. Burke and Todd L. Capitani

The Company maintains employment agreements with Messrs. Burke and Capitani. The employment agreements provide for an annual salary, eligibility to participate in employee benefit plans and programs maintained by the Company for the benefit of their employees, including discretionary bonuses, incentive compensation programs, medical, dental, pension, profit sharing, retirement and stock-based compensation plans, and certain fringe benefits applicable to executive personnel.

Under the employment agreements if the executive's employment is terminated for cause, he will receive only his base salary or other compensation earned through the date of termination and any other compensation or vested benefits provided under applicable plans or programs. All other obligations of the Company terminate on the date of termination.

Further, under Mr. Burke's employment agreement, if his employment is terminated without cause (as defined in his employment agreement), he will receive a lump sum payment equal to three times his base salary and three times his most recent annual incentive compensation payment. Mr. Burke would also receive an amount equal to the monthly COBRA premium that he would be required to pay to continue the benefits in effect as of his termination date under the Bank's medical, dental and life insurance plans, multiplied by 36. Under the employment agreement for Mr. Capitani, if his employment is terminated without cause (as defined in his employment agreement), he would receive a lump sum payment equal to two times his base salary and two times his most recent annual incentive compensation payment. Mr. Capitani would also receive an amount equal to the monthly COBRA premium that he would be required to pay to continue the benefits in effect as of his termination date under the Bank's medical, dental and life insurance plans, multiplied by 36.

Upon voluntary termination of employment, Mr. Burke and Mr. Capitani would receive accrued and earned base salary and other compensation and benefits provided under the Bank's benefit plans and programs as of the date of termination.

The employment agreements also provide each executive with disability benefits. If an executive terminates employment after becoming disabled pursuant to the terms of the agreement, the executive will receive the compensation and benefits provided for under the executive's employment agreement for (1) any period during the term of the agreement and before the establishment of the executive's disability; or (2) any period of disability before the executive's termination of employment due to disability.

Upon an executive's death, the employment agreements provide that the Company will pay the executives or their respective beneficiaries or estate any compensation due to the executive through the end of the month in which the executive's death occurred, plus any other compensation or benefits to be provided in accordance with the terms and provisions of the Bank's benefit plans and programs in which the executive participated as of the date of the executive's death.

Upon a change in control, Mr. Burke's employment agreement provides that if (1) his employment is terminated without cause or without his consent and for a reason other than cause in connection with or within 12 months after a change in control (as defined in the agreement); or (2) Mr. Burke voluntary terminates employment within 12 months following a change in control upon the occurrence of certain "good reason" events described in the agreement, he will receive a lump sum payment equal to three times his annual base salary and three times his most recent annual incentive compensation payment, plus an amount equal to the monthly COBRA premium that he would be required to pay to continue the benefits in effect as of his termination date under the Bank's medical, dental and life insurance plans, multiplied by 36. Under Mr. Capitani's employment agreement, he will receive a lump sum payment equal to two times his annual base salary and two times his most recent annual incentive compensation payment, plus an amount equal to the monthly COBRA premium that he would be required to pay to continue the benefits in effect as of his termination date under the Bank's medical, dental and life insurance plans, multiplied by 36.

Section 280G of the Internal Revenue Code provides that severance payments that equal or exceed three times an individual's base amount are deemed to be "excess parachute payments" if they are contingent upon a change in control. An individual's base amount is generally equal to an average of the individual's taxable compensation for the five taxable years preceding the year a change in control occurs. The employment agreements apply a "best net benefits" approach in the event that severance benefits under the agreement or otherwise result in "excess parachute payments" under Section 280G. Applying the "best net benefits" methodology, the Agreement provides for two separate calculations to address the application of Section 280G to payments that are contingent on a change in control. The first calculation establishes the after-tax benefit to the executive if the aggregate change in control-related payments are reduced below his Section 280G threshold, thereby avoiding the excise tax. The second calculation determines the after-tax benefit if the payments are made without reduction, and the executive's after-tax benefit reflects payment of the golden parachute excise tax by the executive. The executive's benefits will be reduced unless the after-tax benefit to the executive of paying the full amount exceeds the after-tax benefits of paying the reduced amount by at least $50,000.

Change in Control Agreement – Donna J. Stevens

The Company maintains a Change in Control Agreement with Ms. Stevens. Pursuant to the Change in Control Agreement, in the event the executive is terminated (i) by the Company without "Cause", or (ii) by the executive for "Good Reason" within 12 months of a "Change in Control" of the Company (the terms "Cause," "Change in Control" and "Good Reason" are defined below), the executive will be entitled to receive an amount equal to 2.0 times the executive's base salary and bonus (not to include the exercise of any stock options) paid or scheduled to be paid under the Company's annual incentive plan in the calendar year of the Change in Control. The Change in Control benefit will be paid in one lump sum on the 60th day following termination of employment, provided that the executive has executed and delivered a release of claims and the statutory period during which she may revoke that release has expired on or before that 60th day.

The Change in Control Agreement has a twelve-month term, which will automatically renew for successive twelve- month terms unless a party notifies the other party at least 60 days prior to the end of the then-current term of its or her decision not to renew the Change in Control Agreement. At least 120 days prior to the commencement of a new term, the Board or a committee thereof will conduct a comprehensive performance evaluation and review of Ms. Stevens to determine whether to give notice of non-renewal.

The Change in Control Agreements define the term "Cause" as: (i) the officer's "Disability" (as defined in the Change in Control Agreement); (ii) an action or failure to act by the officer constituting fraud, misappropriation or damage to the property or business of the Company; (iii) conduct by officer that amounts to fraud, personal dishonesty or breach of fiduciary duty; (iv) officer's conviction (from which no appeal may be, or is, timely taken) of a felony or willful violation of any law, rule or regulation (other than traffic violations or similar offenses); (v) the officer's breach of any of her obligations hereunder; (vi) the unauthorized use, misappropriation or disclosure by the officer of any confidential information of the Company or of any confidential information of any other party to whom the officer owes an obligation of nondisclosure as a result of his relationship with the Company; (vii) the willful violation of any final cease and desist or consent order; (viii) a knowing violation by officer of federal and state banking laws or regulations which is likely to have a material adverse effect on the Company, as determined by the Board; (ix) the determination by the Board, in the exercise of its reasonable judgment and in good faith, that officer's job performance is substantially unsatisfactory and that she has failed to cure such performance within a reasonable period (but in no event more than thirty (30) days) after written notice specifying in reasonable detail the nature of the unsatisfactory performance; (x) officer's material breach of any of the Company's written policies; or (xi) the issuance of any order by the Maryland Commissioner of Financial Regulation, the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System, or any other supervisory agency with jurisdiction over the Company permanently prohibiting the continued service of the officer with the Company. No act or failure to act on the part of the officer shall be considered "willful" unless it is done, or omitted to be done, by the officer in bad faith or without reasonable belief that the officer's action or omission was in the best interests of the Company. Any act or failure to act that is based upon authority given pursuant to a resolution duly adopted by the Board, or upon the advice of legal counsel for the Company, shall be conclusively presumed to be done, or omitted to be done, by the officer in good faith and in the best interest of the Company.

The term "Good Reason" is defined as the termination by the officer within 12 months following a Change in Control based on: (i) without the officer's express written consent, a material adverse change made by the Company which would reduce the officer's functions, duties or responsibilities; (ii) without the officer's express written consent, a 5% or greater reduction by the Company in the officer's base salary as the same may be increased from time to time; or (iii) without the officer's express written consent, the Company requires the officer to be based at a location more than 50 miles from Easton, Maryland (which requirement shall be deemed to be a material change in the geographic location at which the officer must perform services for the Company), except for required travel on business of the Company to an extent substantially consistent with the officer's present business travel obligations. Good Reason shall, for all purposes under the Change in Control Agreement, be construed and administered in manner consistent with the definition of "good reason" under Treasury Regulation §1.409A-1(n).

The term "Change In Control" is defined as the occurrence of any of the following events: (i) a person, or group of persons acting together, acquires ownership of securities of the Company that, together with such person's or group's other securities, constitutes more than 50% of the total fair market value or total voting power of the Company's securities; (ii) any person, or group of persons acting together, acquires (or has acquired during the preceding 12-month period) ownership of securities of the Company possessing 35% or more of the total voting power of the Company's securities, (iii) a majority of the Company's Board is replaced during any 12- month period by directors whose appointment or election is not endorsed by a majority of the members of the Company's Board prior to the date of the appointment or election; or (iv) any person, or group of persons acting together, acquires (or has acquired during the preceding 12-month period) assets from the Company that have a total gross fair market value equal of at least 40% of the total gross fair market value of all of the Company's assets.

Merger Retention Agreements

In connection with the Merger, Mr. Burke, Mr. Capitani and Ms. Stevens entered into retention agreements with the Company. In exchange for a cash retention payment payable in a lump sum no later than the first regular payroll period following the closing date of the merger and a grant of restricted stock units that would vest fifty percent on each of the first and second anniversaries of the closing date of the merger if the executive remained employed through each date, each executive agreed to waive "good reason" to terminate employment as a result of the merger or any changes to the executive's role, title, position, status, authority, duties and/or responsibilities that occur subsequent to the merger and that were not clearly communicated to the executive prior to the merger.

Supplemental Executive Retirement Plan – Donna J. Stevens

The Company maintains a supplemental executive retirement plan for Ms. Stevens (the "Shore SERP"). Under the terms of Ms. Steven's supplemental executive retirement plan, if she remains continuously employed by the Bank until on or after attaining age 65, then following the date on which she experiences a separation from service on or after attaining age 65 (her "Normal Retirement Date") for any reason other than (i) termination for cause, (ii) death or disability, or (iii) on or within twelve (12) months following the effective date of a Change in Control, the Bank will pay Ms. Stevens a normal retirement benefit, equal to $125,000 ("Normal Retirement Benefit") for each year for ten (10) years. Payment of the Normal Retirement Benefit commences upon her Normal Retirement Date, beginning with the month immediately following her Normal Retirement Date, and will be paid in twelve (12) equal monthly installments (without interest) on the first day of each month thereafter until paid in full. If Ms. Stevens terminates her employment prior to attainment of age 65, the Bank will distribute her benefit in a single lump sum on or within thirty (30) days after her separation from service in an amount equal to the accrual balance in her supplemental executive retirement plan as of her separation date. In the event of a change in control followed by a termination of Ms. Steven's employment before, on or after attainment of age 65, Ms. Stevens is entitled to a lump sum payment on or within thirty (30) days after her separation from service in an amount equal to the present value of her Normal Retirement Benefit discounted using the current discount rate being utilized to calculate GAAP liabilities and assuming payments commence immediately. In the event Ms. Stevens becomes permanently disabled the benefit under her supplemental executive retirement plan will be equal to the accrual balance as of the date she becomes disabled. In the event of her death while in continuous service with the Bank, but before the occurrence of any event that would entitle her to a benefit and prior to the payment of the entire accrual balance, Ms. Steven's beneficiary will receive in a single lump sum on or within thirty (30) days after her death an amount equal to the remaining accrual balance at the time of her death.

Supplemental Executive Retirement Plans – James M. Burke and Todd L. Capitani

In connection with the Merger, we assumed The Community Bank of the Chesapeake's 2011 and 2014 supplemental executive retirement plans with Mr. Burke and Mr. Capitani (collectively the "Community SERPs") to provide the executives with additional compensation at retirement or upon termination of employment due to death, disability or a change in control. If an executive remains employed with the Bank until his normal retirement age of 65, he is entitled to receive a retirement benefit payable annually for a period of 15 years. The annual benefits for Mr. Burke and Mr. Capitani (in the aggregate) are $77,434, and $154,711, respectively. A reduced benefit is payable if the executive retires before normal retirement age or terminates service with the Bank for other reasons. If an executive's employment is terminated for cause, the executive will not be entitled to any benefits under the Community SERPs.

In the event of a change in control (which occurred as a result of the merger of Community Financial with the Company) prior to Mr. Burke's and Mr. Capitani's (i) attaining age 65, (ii) death, (iii) disability, (iv) retirement, or (v) Separation from Service (as defined in the Community SERP agreements), the SERP benefit will equal the accrued benefit calculated as of any subsequent separation from service following the change in control with 36 months of additional service for purposes of calculating the accrual. Payments will commence at the earliest of an executive's attainment of age 65 or death. However, if an executive experiences a Separation from Service within 24 months following a change in control, the executive is entitled to his full accrued retirement benefit, with payments to commence no later than the second month following his Separation from Service. Under the Community SERPs if the change in control benefit payment made to Mr. Burke and Mr. Capitani would be treated as an "excess parachute payment" under Code Section 280G ("280G Limit"), the Bank will reduce such benefit payment to the extent necessary to avoid treating such benefit payment as an excess parachute payment; however, the payments or benefits shall not be reduced if the net after tax benefit to the executive of receiving the total payments exceeds the net after tax benefit of receiving the reduced benefits by at least $50,000.

Salary Continuation Agreement – James M. Burke

In connection with the Merger, we assumed a salary continuation agreement with Mr. Burke ("SCA"). The SCA is a non-qualified deferred compensation arrangement that provides Mr. Burke with additional compensation at retirement or upon termination of employment due to death, disability or a change in control. The SCA provides Mr. Burke a total annual benefit equal to $101,000. This benefit is payable upon normal retirement at or after age 65 (normal retirement age). A reduced benefit is payable if the named executive officer retires before normal retirement age. The annual SCA benefits are payable on a monthly basis to the executive or his designated beneficiaries over a 15-year period. If Mr. Burke dies while in active service with the Bank, the executive's designated beneficiaries will be provided with an annual benefit, for a period of 15 years, equal to $101,000, commencing with the month following the executive's death. If the executive dies after his employment has terminated, but before payments under the agreement have commenced, his designated beneficiaries will be entitled to the same payments beginning on the first day of the month after the executive's death. If the executive dies after the benefit payments have commenced, but before receiving all of the payments, the designated beneficiaries will be entitled to the remaining benefits that would have been paid to the executive if the executive had survived.

Under the SCA if Mr. Burke's employment is terminated for cause, he will not be entitled to any benefits under the terms of his SCA. Under the SCA, Mr. Burke is entitled to a change in control annual benefit ranging from $66,713 to $101,000, (based on the date of termination) if his employment is terminated within 12 months subsequent to a change in control and before age 65. The SCA provides an annual disability benefit ranging from $87,873 to $101,000 for Mr. Burke depending on the date of termination, commencing with the month following the executive attaining age 65.

2019 Deferred Compensation Plan

The Company maintains the Shore Bancshares, Inc. Deferred Compensation Plan (the "Company Deferred Compensation Plan"), which is an unfunded nonqualified deferred compensation plan that provides an opportunity for our Board, a select group of management and highly compensated employees to voluntarily defer a portion of their compensation. Prior to the beginning of each calendar year, an eligible individual may elect to defer receipt of all or a portion of any Base Salary (as defined in the plan document) or retainer fees that will be earned by such person in the next calendar year. An eligible individual may elect to defer not less than 5% and up to a maximum of 50% of the eligible individual's Base Salary or 100% of other compensation (such as bonuses or other incentive compensation). The Company, in its sole discretion, may also credit any amount to a non-director participant's Employer Discretionary Contribution Account (the "Employer Discretionary Contributions"). During 2024, only Ms. Stevens participated in the Company Deferred Compensation Plan.

At the choice of the participant, the Company credits an employee participant's account with earnings based on the hypothetical earnings of an investment fund, or default to a money market fund if no election is made. The Company credits a director's account for the deferral of retainer fees as deemed to be invested in units of Company shares of Common Stock. Participants are fully vested at all times in all deferred compensation or retainer fees credited to each participant's account. Participants receiving Employer Discretionary Contributions vest at a rate to be determined by the Company at the time it makes such contribution, or if not otherwise defined at the time, upon the third anniversary of the contribution. An employee participant's benefit is paid on the earliest date of the following: Retirement, Separation from Service, Fixed Payment Date, or Hardship (as those terms are defined in the plan document), and are paid in cash either in a lump sum or annual installments as described in the Company Deferred Compensation Plan. A director participant's benefit is paid only upon a Separation from Service other than for Cause (including but limited to a Separation from Service due to Retirement, death, or Disability), and are distributed in shares of Company Common Stock. The Company entered into an agreement with Matrix Trust Company as trustee to make contributions to a trust that provides the Company with a source of funds to assist in meeting its liabilities under the Company Deferred Compensation Plan.

Split Dollar Life Insurance Agreements

The Bank is a party to individual split dollar life insurance arrangements with Mr. Burke, Mr. Capitani and Ms. Stevens. These arrangements provide each executive's beneficiary with pre- and post-retirement death benefits. The Bank has purchased life insurance policies on the lives covered by these agreements in amounts sufficient to provide payments to the beneficiaries, and the Bank pays the premiums due on the policies as an additional employment benefit. The economic benefit (the imputed income amount of this insurance) for the year 2024 to the NEOs is included in the amounts for each of these executive officers set forth in the Summary Compensation Table under the column "All Other Compensation." Under these arrangements, Mr. Burke and Mr. Capitani are each entitled to a pre-retirement split dollar benefit amount equal to the lesser of $500,000, or the net amount at risk insurance portion of the proceeds. These arrangements provide a post-retirement split dollar benefit to Mr. Burke and Mr. Capitani equal to the lesser of $100,000 or the net amount at risk insurance portion of the proceeds. The net amount at risk portion is the total proceeds less the cash value of the policy. The arrangement for Ms. Stevens provides a split dollar benefit amount equal to $843,533 limited to 100% of the net amount at risk insurance portion of the proceeds.

2016 Equity Plan – Shore Bancshares, Inc.

The Company maintains the 2016 Equity Plan as part of its long-term incentive program. During 2024, Mr. Burke, Mr. Capitani, and each received a Long Term Incentive Program award in the form of an RSU and PSU award at target level. Under the 2016 Equity Plan the LTIP is based on a three-year performance period and the final award is determined based on Company performance compared to peer over the performance period. Under the terms of the outstanding equity awards, all unvested shares will lapse and be forfeited upon the termination of the participant's employment with the Company. No stock options were granted to the NEOs in 2024. The 2016 Equity Plan does not have a sufficient number of shares of Company common stock available to continue our Long Term Incentive Program beyond 2025 and the plan term will expire on April 27, 2026. In order to continue to use equity as a means to compensate our NEOs and directors, we are presenting a new equity incentive plan to our shareholders at the Annual Meeting. See *Appendix A* to this proxy statement for a copy of the proposed Shore Bancshares, Inc. 2025 Equity Incentive Plan. The new equity plan will enable us to continue to utilize equity awards for a number of years as an important component of our compensation program and help meet our objectives to attract, retain and incentivize talented executives and directors.

2015 Equity Compensation Plan – The Community Financial Corporation, as assumed by Shore Bancshares, Inc.

The Company assumed The Community Financial Corporation 2015 Equity Compensation Plan in connection with the Merger ("Assumed Equity Plan"). All assumed restricted stock awards continue to be subject to the same terms and conditions as were applicable prior to the Merger, however performance-based awards were converted assuming that all performance goals had been satisfied at target and converted into time-based awards as of the effective date of the Merger. The 2015 Equity Compensation Plan terminates on May 4, 2025. No equity awards were granted under the 2015 Equity Compensation Plan in 2024.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR END

The following table provides information with respect to outstanding equity awards held by the NEOs at December 31, 2024.

| | | Stock Awards | |
Name	Grant Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[1]
Mr. Burke	02/10/2022	596 [2]	9,447
	02/10/2022	1,788 [3]	28,340
	03/06/2023	3,129 [4]	49,595
	03/06/2023	4,695 [5]	74,416
	07/01/2023	6,705 [6]	106,274
	03/07/2024	14,037 [7]	222,486
	03/07/2024	14,037 [8]	222,486
Mr. Capitani	02/10/2022	329 [2]	5,215
	02/10/2022	987 [3]	15,644
	03/06/2023	682 [4]	10,810
	03/06/2023	1,025 [5]	16,246
	07/01/2023	5,364 [6]	85,019
	03/07/2024	4,140 [7]	65,619
	03/07/2024	4,140 [8]	65,619
Ms. Stevens	07/01/2023	1,971 [6]	31,240
	03/07/2024	4,085 [7]	64,747
	03/07/2024	4,085 [8]	64,747

_____

(1) Based upon the Company's closing stock price of $15.85 per share at December 31, 2024.
(2) Units vest in three equal installments beginning on February 10, 2023.
(3) Performance shares for the 2022-2024 performance period converted to time-based restricted stock units at merger and vest in full on February 10, 2025.
(4) Units vest in three equal installments beginning on March 6, 2024.
(5) Performance shares for 2023-2025 performance period converted to time-based restricted stock units at merger and vest in full on March 6, 2026.
(6) Units vest in two equal installments beginning July 1, 2024.
(7) Units vest in three equal installments beginning on March 7, 2025.
(8) Performance shares for the 2024-2026 performance period.

PAY-VERSUS-PERFORMANCE

Year	Summary Compensation Table Total for CEO ($)(1) Beatty	Compensation Actually Paid to CEO ($) Beatty	Summary Compensation Table Total for CEO ($)(1) Burke	Compensation Actually Paid to CEO ($) Burke	Average Summary Compensation Table Total for Non-CEO NEOs ($)	Average Compensation Actually Paid to Non-CEO NEOs ($)	Value of Initial Fixed $100 Investment based on Total Shareholder Return ($)(2)	Net Income ($)
2024	—	—	1,171,590	1,941,765	703,736	1,128,364	106.80	43,889
2023	3,140,861	3,140,570	799,020	823,190	693,090	1,413,810	82.09	11,228
2022	909,778	864,130	—	—	445,382	431,495	100.40	31,177

(1) Compensation actually paid makes required adjustments to the total amount of compensation shown for our Principal Executive Officer ("PEO") and Former PEO, Mr. James M. Burke and Mr. Lloyd L. Beatty, and NEOs other than our PEO, in the Summary Compensation Table included above. These NEOs were Ms. Stevens, Ms. Lombardi and Mr. Adkins for 2023 and Ms. Stevens and Mr. Allen for 2022.

(2) Represents the year-over-year value, as of December 31st of each respective year, of a hypothetical initial investment of $100 made on December 31, 2021 in the Company, assuming reinvestment of all dividends paid into the stock.

Relationship Between Compensation Actually Paid and Performance

The following graphs describe the relationship between CEO and other Non-CEO NEO's actual compensation to TSR and Net Income.


Compensation Actually Paid Compared to TSR Performance
Compensation Actually Paid ($ in 000s)
$3,500
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$-
$120.00
$100.00
$80.00
$60.00
$40.00
$20.00
$-
2022
2023
2024
PEO Compensation Actually Paid to James Burke
PEO Compensation Actually Paid to Scott Beatty
Actual Compensation Paid to Non-CEO NEOs
TSR



Compensation Actually Paid Compared to Net Income Performance

Legend:
- PEO Compensation Actually Paid to James Burke
- PEO Compensation Actually Paid to Scott Beatty
- Actual Compensation Paid to Non-CEO NEOs
- Net Income

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Review, Approval and Ratification of Related Party Transactions

It is the policy of the Company that all permissible transactions between the Company and its executive officers, directors, holders of 5% or more of the shares of its Common Stock and affiliates thereof, contain terms no less favorable to the Company than could have been obtained by it in arm's-length negotiations with unaffiliated persons and are required to be approved by a majority of independent outside directors of the Company not having any interest in the transaction.

Nasdaq Rule 5630 requires the Company to conduct an appropriate review of all related party transactions for potential conflict of interest situations on an ongoing basis and further requires all such transactions to be approved by the Company's Audit Committee or another "independent body" of the Board. The term "related party transaction" is generally defined as any transaction (or series of related transactions) in which the Company is a participant and the amount involved exceeds $120,000, and in which any director, director nominee, or executive officer of the Company, any holder of more than 5% of the outstanding voting securities of the Company, or any immediate family member of the foregoing persons will have a direct or indirect interest.

Leases

The Company leases a portion of one of its facilities to a law firm, in which Alan J. Hyatt is a partner. In January 2022, the lease entered the final five-year renewal option under the leasing agreement. The total rent payments received by the Company were approximately $85,000 for 2025 (through the date of this Proxy Statement) and $318,000 for the year ended December 31, 2024. The law firm also reimburses the Company for its share of common area maintenance and utilities. The total reimbursements for 2024 were $186,451 and the total reimbursement for 2025 (through the date of this Proxy Statement) was approximately $28,000. In addition, as settled below under "Legal Fees" the law firm represents the Company and the Bank in certain legal matters.

The Bank leases its Fredericksburg, Virginia lending center from GAFR Holdings in which Michael B. Adams, a director of the Company and Bank, is a 25% owner and managing member. The Bank paid GAFR Holdings $112,295 in 2024 (in which Mr. Adams had a 25% interest of approximately $28,073). In addition, from the beginning of 2025 through the date of this Proxy Statement, the Bank paid GAFR Holdings approximately $27,000 (in which Mr. Adams had a 25% interest of approximately $6,750) in connection with the lease. Mr. Adams is also the 100% owner and President of JON Properties, LLC ("JON Properties"). The Bank pays monthly fees to JON Properties in connection with common area maintenance for the Virginia lending center. The Bank paid JON Properties $11,569 in 2024 in common area maintenance fees. Since the beginning of 2025 through the date of this Proxy Statement, the Bank has paid the entity approximately $2,900 in 2025 in common area maintenance fees.

Legal Fees

Alan J. Hyatt, who is the Chairman of the Board of the Company and the Bank, is a partner of the law firm of Hyatt & Weber, P.A., which serves as general counsel to the Company and the Bank. The law firm of Hyatt & Weber, P.A. received fees in the amount of $102,610 for services rendered to the Company and its subsidiaries for the years ended December 31, 2024. Since the beginning of January 1, 2025 and through the date of this Proxy Statement, Hyatt & Weber, P.A. received fees of approximately $15,000 for services rendered to the Company and and its subsidiaries during 2025.

Louis P. Jenkins, Jr., who serves on the Board of the Company and the Bank, is the principal of Jenkins Law Firm, LLC, which provides legal services to the Company and the Bank. The law firm of Jenkins Law Firm, LLC received fees in the amount of $6,000 for services rendered to the Company and to the Bank for the year ended December 31, 2024. Since the beginning of 2025 through the date of this Proxy Statement, Jenkins Law Firm, LLC received fees of approximately $8,500 for services rendered to the Company and its subsidiaries during 2025.

Consulting Agreement

The Bank maintains a 5-year Consulting Agreement with Alan J. Hyatt which commenced on the closing date of the merger of Severn with the Company. Under the terms of the Consulting Agreement, Mr. Hyatt's consulting services consist of assisting the Bank in business introductions, business development calls and business referrals; attending community functions sponsored by the Bank; and assisting in any other matters or duties Executive Management may request. In consideration of the consulting services, Mr. Hyatt receives an annual consulting fee of $150,000 payable in equal monthly installments.

Ordinary Banking Relationships

The Sarbanes-Oxley Act of 2002 generally prohibits loans by the Company to its executive officers and directors. However, the Sarbanes-Oxley Act contains a specific exemption from such prohibition for loans by the Bank to its executive officers and directors in compliance with federal banking regulations. Federal regulations require that all loans or extensions of credit to executive officers and directors of insured financial institutions must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons not related to the Bank and must not involve more than the normal risk of repayment or present other unfavorable features. The Bank is therefore prohibited from making any new loans or extensions of credit to executive officers and directors at different rates or terms than those offered to the general public. Notwithstanding this rule, federal regulations permit the Bank to make loans to executive officers and directors at reduced interest rates if the loan is made under a benefit program generally available to all other employees and does not give preference to any executive officer or director over any other employee. The Bank does not currently have such a program in place. From time to time, the Bank engages in banking transactions in the ordinary course of businesses with the Bank's directors and officers and with the associates of such persons on substantially the same terms, including interest rates, collateral, and repayment terms on loans, as those prevailing at the time for comparable transactions with persons not related to the Company and its subsidiaries. Extensions of credit by the Bank to these persons have not and do not currently involve more than the normal risk of collectability or present other unfavorable features. Any loans we originate with officers, directors or principal shareholders, as well as their immediate family members and affiliates, are approved by our Board of Directors in accordance with the applicable regulatory requirements.

As of December 31, 2024 and 2023, such loans outstanding, both direct and indirect (including guarantees), to directors, their associates and policy-making officers, totaled approximately $54.3 million and $53.1 million, respectively. As of December 31, 2024 and 2023, deposits, both direct and indirect, from directors, their associates and policy-making officers, totaled approximately $35.8 million and $35.6 million, respectively.

PROPOSAL 2: APPROVAL OF THE SHORE BANCSHARES, INC. 2025 EQUITY INCENTIVE PLAN

Overview

At the Annual Meeting, shareholders will be asked to approve the Shore Bancshares, Inc. 2025 Equity Incentive Plan (the "2025 Plan"), a copy of which is attached to this Proxy Statement as Appendix A and incorporated herein by reference. The following summary of key provisions of the 2025 Plan is qualified in its entirety by reference to the attached 2025 Plan document. Based upon the recommendation of the Compensation Committee, our Board approved the 2025 Plan on March 6, 2025 and recommended that it be submitted to the shareholders for approval at this year's Annual Meeting.

Equity Compensation is an Important Part of Our Compensation Program

The Compensation Committee established long-term equity-based compensation as an important element of our compensation program. The Compensation Committee emphasizes long-term equity-based compensation in order to (i) align participants' interests with the interests of the Company's shareholders in the long-term success of the Company; (ii) provide management with an equity ownership in the Company tied to Company performance; (iii) attract, motivate and retain key employees and non-employee directors; and (iv) provide incentive to management for continuous employment with the Company. The 2025 Plan, like the 2016 Plan, is designed to advance these interests of the Company and its shareholders. Equity-based compensation under the 2025 Plan encourages executives to act as owners with an equity stake in the Company, discourages inappropriate risk-taking and contributes to the continuity and stability within the Company's leadership.

The 2016 Equity Plan Does Not Have Sufficient Shares Available

The 2025 Plan is intended to serve as a successor to the Company's existing 2016 Plan. As of April 1, 2025 there were approximately 291,826 shares of our Common Stock subject to outstanding restricted stock, restricted stock units and performance stock units, no outstanding stock options and approximately 73,967 shares of our Common Stock available for future awards under the 2016 Equity Plan. The Company's ability to use long-term equity-based compensation as a significant component of its overall compensation would be quite limited if the shareholders do not approve the 2025 Plan.

If the 2025 Plan is approved by shareholders, it will replace the 2016 Plan and no new awards will be made under the 2016 Plan following the 2025 Annual Meeting.

As of April 1, 2025, approximately 73,967 shares of Common Stock remain available for issuance under the 2016 Plan. Based on the number of shares of Common Stock that remain available under the 2016 Plan, the Board believes it is advisable to have an additional 1,000,000 shares of Common Stock available under the 2025 Plan for an aggregate pool of 1,073,967 shares of Common Stock.

The 2025 Plan Reflects Compensation and Governance Best Practices

In order to replace the 2016 Plan, our Board has approved, subject to shareholder approval, the 2025 Plan in the form attached to this Proxy Statement as Appendix A. The 2025 Plan is intended to replace the 2016 Plan as the plan under which the Company will grant equity awards to attract, motivate and retain highly qualified employees, officers, directors and consultants of the Company by providing them with meaningful long-term financial incentives. The 2025 Plan contains provisions that are designed to protect our shareholders' interests and to reflect corporate governance best practices, including:

- *Shareholder approval is required for additional shares*. Neither the 2016 Plan nor the 2025 Plan contain an annual "evergreen" provision, pursuant to which the share pool would be automatically increased each year based on a specified formula. Rather, the 2025 Plan reserves for issuance a total of 1,073,967 shares of Common Stock for new awards.

- *No liberal share recycling*. Shares retained by or delivered to the Company to pay the exercise price of stock options or stock appreciation rights or to satisfy withholding for taxes in connection with the exercise or settlement of an award will not be added back to the pool of available shares under the 2025 Plan and will not be available for future awards.

- *Repricing is not allowed*. The 2025 Plan expressly prohibits the Company from repricing stock options without first obtaining shareholder approval.

- *Director Limits*. The 2025 Plan places an annual limit of $500,000 on the value of equity grants that can be made to any individual non-employee directors.

- *No discount stock options*. All stock options will have an exercise price equal to or greater than the fair market value of our Common Stock on the date the stock option or stock appreciation right is granted.

- *Minimum Vesting Requirement*. Subject to certain limited exceptions, awards granted under the 2025 Plan will be subject to a minimum vesting period of one year.

- *Dividends and other Distributions*. Dividends and other distributions on Shares underlying all Awards are subject to the same restrictions on vesting and cannot be distributed until the underlying Awards vest.

- *Awards Subject to a Clawback Policy*. Awards under the 2025 Plan will be subject to any compensation recoupment policy that the Company may adopt from time to time.

Description of the 2025 Plan

Set forth below is a summary of the material terms of the 2025 Plan. The summary does not purport to be complete and is qualified in its entirety by the full text of the 2025 Plan attached to this Proxy Statement as Appendix A. Shareholders are encouraged to review the text of the 2025 Plan carefully.

Purpose. The purpose of the 2025 Plan is to promote the growth and profitability of the Company by (a) encouraging outstanding individuals to accept or continue employment with the Company or to serve as directors of the Company, (b) providing those persons with incentive compensation opportunities in the form of stock options, stock appreciation rights, restricted stock, restricted stock units, and or performance units, thereby aligning their interests with those of the Company's shareholders, and (c) furthering the Company's risk mitigation strategy by enabling the Company to provide incentive compensation that appropriately balances risk and reward.

Effective Date and Term. The 2025 Plan will be effective on May 29, 2025, if approved by the Company's shareholders at the Annual Meeting.

Administration. The Compensation Committee will administer the 2025 Plan. Among other powers, the Compensation Committee will have full and exclusive power to: (i) establish the terms and conditions upon which an award may be made and exercised under the 2025 Plan; (ii) interpret the terms and the intent of the 2025 Plan and any award agreement; (iii) determine eligibility for awards; (iv) determine award recipients; (v) grant awards; (vi) accelerate the exercisability of any award, the end of a performance period applicable to an award, or termination of any restriction imposed on an award under the 2025 Plan; (vii) determine what leaves of absences do not constitute interruptions of employment or service or continuous employment or service; (viii) determine the fair market value of the shares of Common Stock of the Company; (ix) designate an award as performance-based compensation or as performance units, select the performance measures, and (x) make all other determinations relating to the 2025 Plan.

The Compensation Committee may delegate to one or more of its members, other directors, and officers of the Company such administrative duties or powers as it may deem advisable. The Compensation Committee may authorize one or more of the Company's officers to designate employees to be recipients of awards and/or determine the size of any such award; provided that (i) the Compensation Committee may not delegate such authority with respect to awards to be granted to an officer or other directors of the Company or a person who beneficially owns more than ten percent of Common Stock, (ii) the authorizing resolution of the Compensation Committee must state the total number of awards that may be so granted; and (iii) the officer must report periodically to the Compensation Committee about the nature and scope of the awards granted.

Eligibility for Participation. The 2025 Plan is available to all directors of the Company and its subsidiaries and all officers, employees and consultants of the Company and its subsidiaries ("Key Associates") who, in the opinion of the Compensation Committee, can contribute significantly to the growth and profitability of, or perform services of major importance to, the Company and its subsidiaries. Subject to the provisions of the 2025 Plan, the Compensation Committee has the authority to select from all eligible individuals those to whom awards are granted and to determine the nature and amount of each award.

Types of Awards. The 2025 Plan permits the Compensation Committee, in its sole discretion, to grant various forms of incentive awards. The Compensation Committee has the power to grant stock options, stock appreciation rights ("SARs"), restricted stock, restricted stock units, and performance units. Each award will be reflected in an agreement between the Company and the participant, will be subject to the applicable terms and conditions of the 2025 Plan and may also be subject to other terms and conditions contained in the award agreement consistent with the 2025 Plan that the Compensation Committee deems appropriate, including accelerated vesting or settlement in the event of a participant's death, disability or termination of employment. The provisions of the various agreements entered into under the 2025 Plan do not need to be identical.

Stock Options. Stock options allow the participant to buy a certain number of shares of Common Stock at an exercise price equal to at least the fair market value (as determined by the Compensation Committee) on the date the option is granted. The Compensation Committee may grant stock options intended to qualify as incentive stock options ("ISOs") within the meaning of Section 422 of the Code, so-called "non-qualified stock options" that are not intended to so qualify as incentive stock options ("NQSOs"), or any combination of ISOs and NQSOs. All persons eligible to participate in the 2025 Plan may receive a grant of NQSOs. Only employees of the Company and its subsidiaries may receive a grant of ISOs.

The Compensation Committee fixes the exercise price (also referred to as Option Price in the 2025 Plan) per share for options on the date of grant, provided that the exercise price of any option granted under the 2025 Plan can never be less than the fair market value of the underlying shares of Common Stock on the date of grant and provided further that, if a participant who will be granted an ISO is a person who holds more than 10% of the total combined voting power of all classes of outstanding voting securities of the Company, the exercise price per share of an ISO granted to such person must be at least 110% of the fair market value of a share of Common Stock on the date of grant. To the extent that the aggregate fair market value of shares of Common Stock, determined on the date of grant, with respect to which ISOs (under all of the Company's equity compensation plans) become exercisable for the first time by a participant during any calendar year exceeds $100,000, such ISOs will be treated as NQSOs. The maximum number of shares available for awards of ISOs granted to any officer or employee is 200,000 for any calendar year.

The Compensation Committee determines the term of each option, provided that no option may have a term greater than 10 years from the date of grant and provided further that, if the recipient of an ISO is a person who holds more than 10% of the combined voting power of all classes of outstanding stock of the Company, the term of that person's ISO may not exceed five years from the date of grant. The vesting period for options commences on the date of grant and ends on a date that is determined by the Compensation Committee, in its sole discretion, which is specified in the award agreement. Options may be exercised at such times and be subject to such restrictions as the Compensation Committee determines; provided that ISOs may be exercised only while the participant is employed by or providing service to the Company or within a specified period of time after termination of such employment or service, as determined by the Compensation Committee. A participant may exercise an option by delivering notice of exercise to the Company or its designated agent. Payment of the exercise price and any withholding taxes for an option may be made (i) in cash, (ii) by delivering shares of Common Stock already owned by the participant and having a fair market value on the date of exercise equal to the exercise price, (iii) by a combination of the foregoing, or (iv) to the extent permitted by law and approved by the Compensation Committee, through a cashless exercise of the option using a broker. The Compensation Committee may impose in an award agreement such restrictions on the shares deliverable upon exercise of a stock option as it deems appropriate, including that such shares will constitute "restricted shares" subject to restrictions on transfer.

Stock Appreciation Rights. The Compensation Committee may grant SARs to anyone eligible to participate in the 2016 Plan. Awards may involve freestanding SARs, SARs granted with, but exercisable in lieu of, stock options ("Tandem SARs"), SARs granted with, and in addition to, stock options ("Additive SARs"), or any combination of the foregoing. Any Tandem or Additive SAR that relates to an ISO must be granted at the same time as the ISO. The Compensation Committee will determine the period when SARs vest and become exercisable, the fair market value of the shares of Common Stock underlying the SARs on the date of grant, and whether SARs will be freestanding SARs, Tandem SARs or Additive SARs. SARs may be exercised only while the participant is alive. The exercise of a SAR does not require the payment of any money to the Company. Upon exercise of a freestanding SAR, the participant will receive an amount equal to the excess of the fair market value of the Common Stock on the date of exercise over the fair market value on the date of grant. A Tandem or Additive SAR shall have the same exercise price as the related option. Accordingly, upon exercise of a Tandem SAR or an Additive SAR, the participant will receive an amount equal to the excess of the fair market value of the Common Stock on the date of exercise over exercise price of the related stock option. The exercise of a Tandem SAR will reduce the number of shares available under the related stock option by the number of shares exercised, and vice versa. The exercise of an Additive SAR will have no effect on the related stock option. The award agreement granting a SAR may provide, however, on an elective or non-elective basis, for payment of the SAR value on a date after exercise, which amount will be adjusted (if provided in the award agreement) from the date of exercise based on an interest, dividend equivalent, earnings or other basis (including the deemed investment of the award amount in shares of Common Stock) determined by the Compensation Committee. Payment to the participant of the SAR value (or adjusted value, if applicable) will be in cash, in shares of Common Stock or in a combination of cash and shares of Common Stock, as determined by the Compensation Committee.

Restricted Stock. The Compensation Committee may grant restricted stock to anyone eligible to participate in the 2025 Plan. An award of restricted stock involves the immediate transfer by the Company to the participant of a specific number of shares of Common Stock which are subject to a risk of forfeiture and a restriction on transferability. This restriction will lapse following a stated period of time, upon attainment of specified performance targets or some combination of the foregoing. The participant does not pay for the restricted stock and has all of the rights of a holder of a share of Common Stock of the Company (except for the restriction on transferability), including the right to vote and receive dividends unless otherwise determined by the Compensation Committee and set forth in the award agreement. Except as provided otherwise in an award agreement, if a participant's employment with the Company or its subsidiaries is terminated for any reason at any time during which any portion of an award of restricted stock remains subject to restrictions, that portion will automatically be forfeited and returned to the Company.

Restricted Stock Units. The Compensation Committee may grant restricted stock units to anyone eligible to participate in the 2025 Plan. An award of a restricted stock unit is similar to a restricted stock award, except that no shares are issued at the time of the grant. In addition, holders of restricted stock units will have no voting rights, but they may be entitled, if so determined by the Compensation Committee, to receive dividend equivalents, which entitle the holder to be credited with an amount equal to all cash dividends and other distributions paid on the shares underlying restricted stock units while the units are outstanding and which will be converted into additional restricted stock units. Upon the lapse of the restrictions related to a restricted stock unit, the participant is entitled to receive, without any payment to the Company, an amount equal to the fair market value of the shares of Common Stock represented by the restricted stock unit on the date of exercise. Payment to the participant of the restricted stock unit value (or adjusted value, if applicable) will be in cash, in shares of Common Stock or in a combination of cash and shares of Common Stock, as determined by the Compensation Committee. Except as otherwise provided in an award agreement, if a participant's employment with the Company or its subsidiaries terminates for any reason at any time during which any portion of an award of a restricted stock unit remains subject to restrictions, that portion will automatically be forfeited and returned to the Company.

Performance Units. The Compensation Committee may grant performance units to anyone eligible to participate in the 2025 Plan. Performance units are intended to constitute performance-based compensation awards and will entitle the participant to receive, after the performance period for that unit has ended, an amount based on the realization of certain performance goals and the satisfaction of certain other conditions. The terms and conditions of each award, including the performance period, performance goals, any other terms and conditions of the award, will be established by the Compensation Committee in the award agreement (or in a subplan of the 2025 Plan that may be incorporated by reference into an award agreement). Payment to the participant of the performance unit value will be in cash, in shares of Common Stock, or in a combination of cash and shares of Common Stock, as determined by the Compensation Committee. Holders of performance units will have no voting rights or dividend rights associated with those awards.

Shares Available for Awards; Maximum Awards. Up to 1,000,000 shares of Common Stock (inclusive of the 73,967 that remain available under the 2016 Plan and will become available under the 2025 Plan). Any Awards granted in any calendar year to anyone Director shall not provide for the issuance of, and/or cash payment with respect to, more than $500,000 in cash or the equivalent thereof, based on the fair market value of a Share of Common Stock on the date the award is granted to the non-employee director.

Adjustments for Changes in Capitalization and Other Corporate Changes. In the event that the outstanding shares of Common Stock are increased or decreased or changed into or exchanged for a different number or kind of shares of stock or other securities of the Company or of another corporation, without the receipt of consideration by the Company, through reorganization, merger or consolidation, recapitalization, reclassification, stock split, reverse stock split, split-up, combination or exchange of shares or declaration of any dividends payable in shares or other distributions to Common Shareholders other than regular cash dividends, the Compensation Committee shall make appropriate and proportionate adjustments in the number and kind of shares that may be issued under the 2025 Plan, as well as other maximum limitations under the 2025 Plan, and the number and kind of shares of Common Stock or other rights and prices under outstanding awards.

Registration of Shares. As soon as is practicable after the 2025 Plan is approved by shareholders, the Company intends to register the shares of its Common Stock on a Registration Statement on Form S-8 under the Securities Act of 1933, as amended.

Tax Withholding. To the extent that a participant incurs any tax liability in connection with the exercise or receipt of an award under the 2025 Plan, the Compensation Committee may permit the award recipient to elect to satisfy the minimum required tax obligation by payment in cash, withholding from cash payments made under the 2025 Plan or other sums that are due or become due from the Company, or the transfer of shares by the Company or withholding shares of Common Stock otherwise issuable in connection with the award having a fair market value equal to the amount required to be withheld, or a combination thereof in each case, as set forth in the award agreement.

Transferability. Generally, awards granted under the 2025 Plan may not be transferred other than by will or the laws of descent and distribution, provided that, subject to compliance with applicable securities laws, a participant may transfer his or her nonqualified stock options to his or her spouse, lineal ascendants and descendants or to a trust for the benefit of such persons. Unless otherwise provided in an award agreement, awards granted under the 2025 Plan may be exercised only by the participant during the participant's lifetime.

Repricings. Without the prior consent of the shareholders, outstanding stock options and SARs cannot be repriced, directly or indirectly, nor may stock options or SARs be cancelled or exchanged for stock options or SARs with an exercise price that is less than the exercise price of the original stock option or SAR. In addition, the Company may, not without the prior approval of shareholders, repurchase an option or SAR for value from a participant if the current market value of the underlying stock is lower than the exercise price.

Amendment and Termination. Our Board may, at any time and from time to time and in any respect, amend or modify the 2025 Plan, including to ensure that the 2025 Plan and each award granted under the 2025 Plan comply with applicable law, regulations and stock exchange rules. No amendment or modification of the 2025 Plan or any award agreement may adversely affect any outstanding award without the written consent of the participant holding the award. The Board may also terminate the 2025 Plan at any time. The termination of the 2025 Plan will have no effect on awards that were outstanding at the time of termination.

Change in Control. Unless the Compensation Committee determines otherwise, if a change in control occurs in which the Company is not the surviving corporation (or the Company survives only as a subsidiary of another corporation), all outstanding awards that are not exercised or paid at the time of the change in control will be assumed by, or replaced with awards that have comparable terms by, the surviving corporation (or a parent or subsidiary of the surviving corporation).

In the event of a change in control, if all outstanding awards are not assumed by, or replaced with awards with comparable terms by, the surviving corporation (or a parent or subsidiary of the surviving corporation), outstanding stock options and stock appreciation rights will automatically accelerate and become fully exercisable, and the restrictions and conditions on outstanding stock awards, stock units, cash awards and dividend equivalents will immediately lapse. Unexercised stock options and stock appreciation rights will be exchanged for a payment, in cash equal to the amount (if any) by which the fair market value of the shares of Common Stock subject to the unexercised stock option and stock appreciation right exceed the stock option exercise price or base price.

All obligations of the Company with respect to awards granted under the 2025 Plan will be binding on any successor to the Company.

Certain Federal Income Tax Consequences. The federal income tax consequences arising with respect to awards granted under the 2025 Plan will depend on the type of the award. The following provides only a general description of the application of federal income tax laws to certain awards under the 2025 Plan, based on current federal income tax laws. This discussion is intended for the information of shareholders considering how to vote at the meeting and not as tax guidance to participants in the Plan, as the consequences may vary with the types of awards made, the identity of the recipients and the method of payment or settlement. This summary is not intended to be exhaustive and, among other things, does not address the effects of other federal taxes (including possible "golden parachute" excise taxes) or taxes imposed under state, local, or foreign tax laws. Participants should not rely on this discussion for individual tax advice, as each participant's situation and the tax consequences of exercising awards and disposing of the underlying shares of Common Stock will vary depending upon the specific facts and circumstances involved. Each participant is advised to consult with his or her own tax advisor.

- *Incentive Stock Options*. A participant will not recognize income upon the grant or exercise of an award that qualifies as an ISO under the 2025 Plan. However, the difference between the fair market value of the stock on the date of exercise and the exercise price is an item of tax preference which may cause the participant to be subject to the alternative minimum tax in the year in which the ISO is exercised. If a participant exercises an ISO and does not dispose of the underlying shares within (i) two years from the date of grant of the ISO, and (ii) one year from the date of exercise, the participant will generally recognize capital gain or loss on a subsequent sale of the stock equal to the difference between the sales price and the exercise price. If a participant disposes of Common Stock acquired upon exercise of an ISO before the expiration of either the two-year or the one-year holding periods described in the preceding sentence (each a "disqualifying disposition"), the participant will generally realize ordinary income in an amount equal to the lesser of (a) the excess of the fair market value of the shares on the date of exercise over the exercise price, or (b) the excess of the fair market value of the shares on the date of disposition over the exercise price. The remaining gain, if any, will be taxed to the participant as long-term or short-term capital gain depending on the holding period for such shares. The Company will not be allowed any deduction for federal income tax purposes at either the time of grant or the time of exercise of an ISO. Upon any disqualifying disposition by a participant, the Company will generally be allowed a deduction to the extent the participant realizes ordinary income.

- *Nonqualified Stock Options*. A participant who is granted an option under the 2025 Plan which does not qualify as an ISO shall be treated as having been granted a nonqualified stock option. Generally, the grant of an NQSO does not result in a participant recognizing income. Upon the exercise of an NQSO, the participant will recognize ordinary income in an amount equal to the excess of the fair market value of the shares of the Common Stock at the time of exercise over the exercise price of the NQSO. The Company will generally be entitled to a deduction for federal income tax purposes in an amount equal to the amount included in income by the participant, provided the Company satisfies its information reporting obligations with respect to such income. On a subsequent sale of the shares of the Common Stock, the participant will recognize capital gain or loss equal to the difference between the amount realized from the sale of stock and the participant's adjusted basis in those shares, which will generally be the sum of the amount paid and the amount of income previously recognized by the participant in connection with the exercise of the NQSO. Such capital gain will be long or short term depending upon the holding period for such shares.

- *Stock Appreciation Rights*. In general, a participant will not recognize ordinary income for federal income tax purposes upon the grant of a SAR and the Company will not be entitled to a deduction at that time. Upon the exercise of a SAR, the participant will recognize ordinary income equal to the amount by which the fair market value of a share on the exercise date exceeds either (i) the fair market value of a share on the date of grant in the case of a freestanding SAR or (ii) the exercise price of the related stock option in the case of a Tandem SAR or an Additive SAR, multiplied by the number of shares with respect to which the participant exercises his or her SAR. If, however, a SAR agreement permits the participant to defer the receipt of the award amount until some date after exercise, then the recipient will generally recognize ordinary income at the expiration of the deferral period rather than on the date of exercise. In either case, the Company will be entitled to a federal income tax deduction equal to the amount of ordinary income the recipient is required to recognize in connection with the exercise. The participant's basis in any shares of Common Stock acquired upon the exercise of a SAR will equal their fair market value on the date of their acquisition.

- *Restricted Stock*. In general, the grant of restricted stock has no tax effect on the Company or the participant. When the shares become vested pursuant to the restricted stock award, the participant will recognize ordinary income equal to the fair market value of the shares delivered to him or her under the restricted stock award and the Company will generally be allowed a federal income tax deduction in an amount equal to the amount included in income by the participant, provided such amount constitutes an ordinary and necessary business expense, and provided further that the Company satisfies its information reporting obligations with respect to such income. Such deduction will be allowed in the tax year in which the participant recognizes such income.

Within thirty (30) days after the date restricted stock is transferred pursuant to an award, a participant may elect under Section 83(b) of the Code ("Section 83(b)") to be taxed on the fair market value of the restricted stock at the time of the award, rather than at the time the restricted stock is no longer subject to a substantial risk of forfeiture or becomes transferable. In such case, the Company would be allowed a federal income tax deduction in the year of the award. If such an election is made, the participant will not recognize any income at the time the restricted stock becomes unrestricted and the Company will not be entitled to an additional deduction at such time. If the participant subsequently forfeits the restricted stock, the participant will not be allowed a deduction in respect of such forfeiture, and no refund will be available to the participant for the taxes previously paid, nor shall the Company have any obligation to reimburse the participant.

Regardless of whether a participant makes a Section 83(b) election, upon a subsequent sale or exchange of the restricted stock, the participant will recognize capital gain or loss based on the difference between the amount realized from the sale of stock and the participant's adjusted basis in those shares, which will generally be the sum of the amount paid (if any) and the amount of income previously recognized by the participant. The capital gain or loss will be long-term gain or loss if the shares are held by the participant for at least one year after the restrictions lapse or the shares become transferable, whichever occurs first. If a Section 83(b) election is made, the participant's holding period in the shares will begin to run from the date of the transfer.

- *Restricted Stock Units and Performance Units*. A participant who is granted a restricted stock unit or a performance unit under the 2025 Plan will not recognize taxable income at the time of grant so long as the award is nontransferable and is subject to a substantial risk of forfeiture as a result of performance-based vesting targets, continued services requirements or other conditions that must be satisfied before delivery of the cash and/or shares of Common Stock payable pursuant to the award. The recipient will generally recognize ordinary income when the substantial risk of forfeiture expires or is removed. If, however, an award agreement relating to a restricted stock unit permits the participant to defer the receipt of the award amount until some date after the substantial risk of forfeiture expires or is removed, then the recipient will generally recognize ordinary income at the expiration of the deferral period rather than on date the substantial risk of forfeiture expires or is removed. In either case, the Company will generally be entitled to a corresponding deduction equal to the amount of income the recipient recognizes. Upon a subsequent sale of shares of Common Stock received as payment of an award, the recipient will recognize capital gain or loss equal to the difference between the sales price and the participant's adjusted basis in those shares, which will generally be the amount of income previously recognized by the participant.

Miscellaneous Tax Issues. Compensation to a participant who is an employee which results from awards under the 2025 Plan will constitute wages for purposes of the Federal Insurance Contributions Act and the Federal Unemployment Tax Act and thus will result in additional tax liability to the Company, generally with respect to each award at the time that such award is no longer subject to a substantial risk of forfeiture or becomes transferable.

Compliance with Section 409A of the Code. Section 409A of the Code, imposes requirements applicable to "nonqualified deferred compensation plans," including rules relating to the timing of deferral elections and elections with regard to the form and timing of benefit distributions, prohibitions against the acceleration of the timing of distributions, and the times when distributions may be made, as well as rules that generally prohibit the funding of nonqualified deferred compensation plans in offshore trusts or upon the occurrence of a change in the employer's financial health. These rules generally apply with respect to deferred compensation that becomes earned and vested on or after January 1, 2005. If a nonqualified deferred compensation plan subject to Section 409A fails to meet, or is not operated in accordance with, these requirements, then all compensation deferred under the plan is or becomes immediately taxable to the extent that it is not subject to a substantial risk of forfeiture and was not previously taxable. The tax imposed as a result of these rules would be increased by interest at a rate equal to the rate imposed upon tax underpayments plus one percentage point, and an additional tax equal to 20% of the compensation required to be included in income. Some of the awards to be granted under the 2025 Plan may constitute deferred compensation subject to the Section 409A requirements, including, without limitation, deferred stock. It is intended that any award agreement that will govern awards subject to Section 409A will comply with these rules.

Interest of Certain Persons in the Adoption of the 2025 Plan; Future 2025 Plan Benefits. The Company's current directors and executive officers and the director nominees have an interest in the proposal to adopt the 2025 Plan, as each is eligible to receive awards under the 2025 Plan. The benefits that will be received by or allocated to eligible persons under the 2025 Plan, including each of the current directors, each of the director nominees (assuming election at the Annual Meeting), each of the named executive officers, the current executive officers as a group, the current directors who are not executive officers as a group, and all employees, including all current officers who are not executive officers, as a group, are discretionary and are not presently determinable.

Consideration to be Received by the Company for Awards. The Company will receive no monetary consideration for the granting of awards under the 2025 Plan. The Company will receive no monetary consideration other than the option price for shares of Common Stock delivered to participants upon the exercise of stock options. The Company will receive no monetary consideration upon the exercise of SARs or the vesting of restricted stock, restricted stock units or performance units.

Current Stock Price. On April 1, 2025, the closing price of a share of Common Stock as reported on the NASDAQ Capital Market (NASDAQ: SHBI) was $13.59 per share.

Board Recommendation.

The Board believes that the 2025 Plan will provide a valuable benefit to the Company by enhancing its ability to attract and retain key management employees, non-employee directors and other eligible participants. The Board believes that the approval of the 2025 Plan is in the Company's and the shareholders' best interests.

Voted Required for Approval. The affirmative vote of the holders of at least the majority of the shares for which votes are cast on the proposal at the Annual Meeting is required for approval of the Shore Bancshares, Inc. 2025 Equity Incentive Plan. Abstentions and broker non-votes will be counted for purposes of determining the presence of a quorum but will have no impact on the outcome of the vote on Proposal 2.

The Board recommends a vote FOR the approval of the 2025 Stock and Incentive Compensation Plan.

PROPOSAL 3: APPROVAL OF THE SHORE BANCSHARES, INC. 2025 EMPLOYEE STOCK PURCHASE PLAN

The Company is asking shareholders to approve the Shore Bancshares, Inc. 2025 Employee Stock Purchase Plan (the "ESPP"). The following summary of the principal features of the ESPP is qualified by reference to the full text of the ESPP, which is attached as Appendix B to this Proxy Statement. If approved by the shareholders, the ESPP would permit eligible employees to purchase shares of common stock directly from the Company from authorized but previously unissued shares or shares held in treasury. The Company will use the proceeds it receives from the sale of such common stock pursuant to the ESPP for general corporate purposes. It is the Company's intention that the ESPP qualifies as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code of 1986, as amended (the "Code"). If approved by the shareholders, the ESPP will replace the Company's 2021 Employee Stock Purchase Plan (the "2021 Plan"), which is a non-tax qualified plan.

Rationale for the ESPP

The purpose of the ESPP is to encourage and enable employees of the Company and its subsidiaries to acquire an ownership interest in the Company through a regular investment program, as well as encourage employee retention. The Company believes that employees who participate in the ESPP will have a closer identification with the Company by virtue of their ability, as shareholders, to participate in the Company's growth and earnings, and will be motivated to remain with the Company and improve their job performance.

Key Provisions of the ESPP

The ESPP is designed to meet the requirements of Code Section 423. The following highlights the key provisions of the ESPP:

Effective Date and Term. The ESPP will be effective upon its approval by the shareholders of the Company and will remain in effect for 10 years, unless terminated earlier by the Company's Board of Directors.

Eligible Participants. Each employee of the Company and its subsidiaries who has been employed for at least one year and who is regularly scheduled to work 20 or more hours per week is eligible to participate in the ESPP once such employee has executed a payroll deduction authorization form. As of the date of this proxy statement, approximately 521 employees would have been eligible to participate in the ESPP. Non-employee directors are not eligible to participate in the ESPP.

Shares Authorized. The number of shares authorized for issuance under the ESPP will be fixed at 250,000, which represents approximately 0.75% of the Company's currently outstanding shares. In addition, any shares remaining under the 2021 Plan on the effective date of this 2025 ESPP will be added to the reserve, and the 2021 Plan will be terminated as of the effective date of the 2025 ESPP. As of April 1, 2025, there are no shares remaining under the 2021 Plan.

Purchase Price. The purchase price for shares purchased under the ESPP shall initially equal the lesser of 85% of the fair market value of such shares on the offering date or 85% of the fair market value of such shares on the date of purchase. Accordingly, shares will be offered to eligible employees at a 15% discount. The purchase price may be adjusted from time to time by the Board of Directors; provided, however, that the discount to fair market value shall not exceed 15%.

Offering Period. Each offering period is three (3) months with one purchase date per calendar quarter.

Administration of the ESPP

The Compensation Committee of the Board will administer the ESPP. The Committee has the authority to make a final and binding determination of all questions of, and interpretations with respect to, the operation of the ESPP.

Participation in the ESPP

There are four consecutive quarterly offering periods under the ESPP in each calendar year. An offering period begins each January 1st, April 1st, July 1st, and October 1st and continues until the next offering period commences. Subject to certain limitations, an employee may begin participating in the ESPP effective at the beginning of an offering period by submitting an authorization form for regular payroll deductions prior to the commencement of the next offering period. Once enrolled in the ESPP, a participant is able to purchase common stock with deductions from the participant's compensation. Once a quarterly offering period is ended, a participant is automatically enrolled in the next offering period unless such participant chooses to withdraw from the ESPP (as described below).

Purchasing Stock

A participant may designate that the Company use payroll deductions in amounts ranging from $5 to $1,000 per pay period to purchase stock. A participant may not change the amount of pay that is deducted to purchase shares under the ESPP (other than to withdraw entirely, as set forth below) during an offering period, but can elect to have changes be effective at the beginning of the following offering period. On the last day of each offering period (i.e., March 31st, June 30th, September 30th, and December 31st) payroll deductions accumulated during the offering period are applied automatically to purchase common stock. The price of each share of common stock purchased under the ESPP will initially be equal to the lesser of 85% of its fair market value on the offering date and 85% of its fair market value on the purchase date. The number of shares purchased is determined by dividing the payroll deductions for the offering period by the price paid by the participant. All shares purchased are credited to the participant and registered in the name of the participant in an account maintained for such participant by the designated custodian under the ESPP.

Limitations

The ESPP does not permit a participant to purchase shares under the ESPP if the participant would own common stock possessing 5% or more of the total combined voting power or value of all classes of the Company's stock. The ESPP also does not permit a participant to purchase common stock with a fair market value in excess of $25,000 in any one calendar year. These limitations are to ensure that the ESPP complies with Code requirements. A participant does not have the rights of a shareholder until the participant actually purchases the shares of common stock, with limited exceptions in the case of his or her death. A participant may not transfer the right to purchase stock under the ESPP.

Adjustment of Shares Available for Issuance

If the events of a stock dividend, stock split, reverse stock split, recapitalization, reorganization, merger, spin-off, or similar event affecting the common stock, the Board will appropriately adjust the number of shares available under the ESPP reserve.

Written Statements

Each participant will be provided with an annual written statement indicating the number of shares of stock purchased under the ESPP for such year, the aggregate number of shares accumulated under the ESPP, and other relevant information.

Withdrawing from the ESPP

Subject to certain limitations, a participant may stop participating in the ESPP at any time by providing notice in the form specified by the Company. If a participant withdraws from the ESPP, participation will end effective upon the next pay period following the Company's receipt of notice of withdrawal. If an employee that has previously withdrawn from the ESPP wishes to resume participation, the employee must re-enroll effective beginning the next quarterly offering period. If a participant terminates employment with the Company at any time, participation in the ESPP automatically terminates.

Corporate Transactions

In the event of a merger or other corporate transaction (as defined in the ESPP), each outstanding option under the ESPP will be assumed or an equivalent option will be substituted by the successor company or a parent or subsidiary of such successor company. In the event the successor company refuses to assume or substitute for the options, the offering period will be shortened by setting a new purchase date and will end on the new purchase date. The new purchase date will be prior to the proposed merger or other qualifying transaction. The Company will notify each participant in writing prior to the new purchase date that the purchase date for the participant's option has been changed to the new purchase date and that the participant's option will be exercised automatically on the new purchase date unless the participant withdraws from the ESPP prior to such date.

Termination and Amendment

The Board has the power to amend, suspend or terminate the ESPP at any time, except that the Board may not, without first obtaining shareholder approval, increase the number of shares reserved under the ESPP, other than as otherwise provided in the ESPP.

Certain Federal Income Tax Information

The following brief summary of the effect of federal income taxation upon the participant and the Company with respect to the shares purchased under the ESPP does not purport to be complete and does not discuss the tax consequences of a participant's death or the income tax laws of any state or foreign country in which the participant may reside.

The ESPP, and the right of participants to make purchases thereunder, is intended to qualify under the provisions of Sections 421 and 423 of the Code. Under these provisions, no income will be taxable to a participant until the shares purchased under the ESPP are sold or otherwise disposed of. Upon sale or other disposition of the shares, the participant will generally be subject to tax in an amount that depends upon the holding period. If the shares are sold or otherwise disposed of more than two years from the first day of the applicable offering period and one year from the applicable date of purchase, the participant will recognize ordinary income measured as the lesser of (a) the excess of the fair market value of the shares at the time of such sale or disposition over the purchase price, or (b) the excess of the fair market value of the shares at the time the option was granted over the purchase price. Any additional gain will be treated as long-term capital gain. If the shares are sold or otherwise disposed of before the expiration of these holding periods, the participant will recognize ordinary income generally measured as the excess of the fair market value of the shares on the date of the shares are purchased over the purchase price. Any additional gain or loss on such sale or disposition will be long-term or short-term capital gain or loss, depending on how long the shares have been held from the date of purchase. The Company generally is not entitled to a deduction for amounts taxed as ordinary income or capital gain to a participant except to the extent of ordinary income recognized by participants upon a sale or disposition of shares prior to the expiration of the holding periods described above.

Number of Shares Granted to Employees

Participation in the ESPP is voluntary and is dependent on each eligible employee's election to participate and his or her determination as to the level of payroll deductions. Accordingly, future purchases under the ESPP are not determinable. No purchases have been made under the ESPP since its adoption by the Board.

Vote Required for Approval. The affirmative vote of the holders of at least the majority of the shares for which votes are cast on the proposal at the Annual Meeting is required for approval of the Shore Bancshares, Inc. 2025 Employee Stock Purchase Plan. Abstentions and broker non-votes will be counted for purposes of determining the presence of a quorum but will have no impact on the outcome of the vote on Proposal 3.

The Board of Directors recommends that stockholders vote "FOR" approval of the Shore Bancshares, Inc. 2025 Employee Stock Purchase Plan.

PROPOSAL 4: RATIFICATION OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has appointed Crowe LLP ("Crowe") to be the Company's independent registered public accounting firm for the fiscal year ended December 31, 2025. A representative of Crowe is expected to be present at the Annual Meeting, will have an opportunity to make a statement if he or she desires to do so, and will be available to respond to appropriate questions.

If the ratification of the appointment of the independent registered public accounting firm is not approved by a majority of the votes cast at the annual meeting, the Audit Committee will consider other independent registered public accounting firms. In addition, if the ratification of the independent registered public accounting firm is approved by shareholders at the annual meeting, the Audit Committee may also consider other independent registered public accounting firms in the future if it determines that such consideration is in the best interests of the Company and its shareholders.

Audit Fees and Services

Crowe served as the Company's independent registered public accounting firm from May 22, 2024 through December 31, 2024. The following tables show the fees paid or accrued by the Company for the audit and other services provided by Crowe for the period from May 22, 2024 through December 31, 2024:

Type of Fee	2024		2023	
Audit Fees[1]	$	423,750	$	—
Audit-Related Fees		80,831		—
All Other Fees		38,111		—
Total	$	542,692	$	—

(1) Audit fees billed by Crowe for 2024 include charges for the audit of the consolidated financial statements and quarterly review of the interim financial statements.

Audit Committee Pre-Approval Policies and Procedures

The Audit Committee's policy is to pre-approve all audit and permitted non-audit services, except that *de minimis* non-audit services, as defined in Section 10A(i)(1) of the Exchange Act, may be approved prior to the completion of the independent auditor's audit. All of the services described above were pre-approved by the Audit Committee.

Change in Independent Registered Public Accounting Firm

As previously reported in our Current Report on Form 8-K (the "2024 Current Report") filed on May 28, 2024, on May 22, 2024, the Audit Committee approved the appointment of Crowe as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2024, subject to completion of Crowe's standard client acceptance procedures and execution of an engagement letter, and dismissed Yount, Hyde & Barbour, P.C. ("YHB"), as the Company's independent registered public accounting firm.

During the years ended December 31, 2023 and 2022 and the interim period from December 31, 2023 through May 21, 2024, neither the Company nor anyone acting on the Company's behalf consulted Crowe regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company's financial statements, or (ii) any matter that was either the subject of a disagreement as defined in Item 304(a)(1)(iv) of the SEC's Regulation S-K or a "reportable event" described in Item 304(a)(1)(v) of the SEC's Regulation S-K.

The reports of YHB on the Company's consolidated financial statements as of and for the years ended December 31, 2023 and 2022 did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles, except that YHB's report on the Company's internal control over financial reporting as of December 31, 2023 contained an adverse opinion on the effectiveness of the Company's internal control over financial reporting due to material weaknesses. During the years ended December 31, 2023 and 2022 and the interim period from December 31, 2023 through May 21, 2024, there were no disagreements with YHB on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of YHB, would have caused YHB to make reference thereto in its reports on the Company's consolidated financial statements. During the years ended December 31, 2023 and 2022 and the interim period from December 31, 2023 through May 21, 2024, there were no "reportable events" as described in Item 304 (a)(1)(v) of Regulation S-K promulgated by the SEC, other than the material weaknesses in internal control over financial reporting that were previously reported in the Company's Annual Report on Form 10-K for the year ended December 31, 2023, filed with the SEC on March 15, 2024, and a material weakness reported in the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2024, filed with the SEC on May 9, 2024.

The Audit Committee engaged in discussions regarding these material weaknesses and remediation thereof with YHB, who has been authorized by the Company to respond fully to inquiries of the Company's successor accountant concerning the material weaknesses.

Vote Required for Approval. The affirmative vote of the holders of at least the majority of the shares for which votes are cast on the proposal at the Annual Meeting is required for ratification of the appointment of Crowe LLP as our independent registered public accounting firm. Abstentions will be counted for purposes of determining the presence of a quorum but will have no impact on the outcome of the vote on this proposal.

The Board of Directors recommends that shareholders vote "FOR" the ratification of the appointment of Crowe LLP as the Company's independent registered public accounting firm.

PROPOSAL 5: ADVISORY VOTE ON EXECUTIVE COMPENSATION

Pursuant to Section 14A of the Exchange Act and the rules promulgated thereunder, our shareholders are entitled to cast an advisory vote to approve the Named Executive Officers' compensation at least once every three years. This proposal, commonly known as a "Say-on-Pay" vote, gives our shareholders the opportunity to express their views on the Named Executive Officers' compensation. In a vote held at the 2023 annual meeting of shareholders, our shareholders voted in favor of holding Say-on-Pay votes annually.

Our goal for the executive compensation program is to attract, motivate and retain a talented team of executives who will provide leadership for the Company's success in dynamic and competitive markets. The section of this Proxy Statement entitled *"Executive Compensation Discussion and Analysis"* contains the information required by Item 402 of Regulation S-K and discusses in detail our executive compensation program, the decisions made by the Compensation Committee during 2024, and the compensation that was earned by, awarded to or paid to the Named Executive Officers.

The Board and the Compensation Committee believe that our compensation policies and procedures are reasonable in comparison both to our peer group and to our performance during 2024. The Board and the Compensation Committee also believe that our compensation program strongly aligns executive officers with the interests of shareholders in the long-term value of the Company as well as the components that drive long-term value.

At the Annual Meeting, shareholders will be asked to adopt the following non-binding advisory resolution:

RESOLVED, that the compensation paid to the named executive officers of Shore Bancshares, Inc., as disclosed in its definitive proxy statement for the Annual Meeting of Shareholders pursuant to Item 402 of Regulation S-K, including in the section entitled *"Executive Compensation Discussion and Analysis,"* is hereby approved.

Because this advisory vote relates to, and may impact, our executive compensation policies and practices, the Named Executive Officers have an interest in the outcome of this vote. However, it should be noted that your vote is advisory, so it will not be binding on the Board or the Compensation Committee, overrule any decision made by the Board or the Compensation Committee, or create or imply any additional fiduciary duty by the Board or the Compensation Committee. The Board and the Compensation Committee may, however, take into account the outcome of the vote when considering future executive compensation arrangements.

Vote Required for Approval. The affirmative vote of the holders of at least the majority of the shares for which votes are cast on the proposal at the Annual Meeting is required for approval, on an advisory basis, of the compensation of our named executive officers. Abstentions and broker non-votes will be counted for purposes of determining the presence of a quorum but will have no impact on the outcome of the vote on this proposal.

The Board of Directors recommends a vote "FOR" approval of the compensation of the named executive officers.

REPORT OF THE AUDIT COMMITTEE

The Audit Committee has (i) reviewed and discussed our consolidated audited financial statements for fiscal year ended December 31, 2024 with our management; (ii) discussed with Crowe LLP, our independent registered public accounting firm for the year ended December 31, 2024, all matters required to be discussed by Public Company Accounting Oversight Board ("PCAOB") Auditing Standard No. 1301, *Communications with Audit Committees*; and (iii) received the written disclosures and the letter from Crowe LLP required by applicable requirements of the PCAOB regarding Crowe LLP's communications with the Audit Committee concerning independence, and discussed with Crowe LLP its independence. Based on the foregoing review and discussions, the Audit Committee recommended to the Board that our consolidated audited financial statements for the year ended December 31, 2024 be included in our Annual Report on Form 10-K for the year ended December 31, 2024.

AUDIT COMMITTEE

By: Mary Todd Peterson, *Chair*
Rebecca M. McDonald
Esther A. Streete
Konrad M. Wayson
Dawn M. Willey

ANNUAL REPORT TO SHAREHOLDERS

Our 2024 Annual Report has been made available to shareholders and is posted on our corporate website at: https://shorebancshares.com/

Additional copies of the 2024 Annual Report may be obtained without charge upon written request to Andrea E. Colender, Secretary, Shore Bancshares, Inc., 18 East Dover Street, Easton, Maryland 21601.

The 2024 Annual Report shall not be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act, whether made before or after the date hereof and irrespective of any general incorporation language in any such filing (except to the extent that we specifically incorporate this information by reference) and shall not otherwise be deemed "soliciting material" or "filed" with the SEC or subject to Regulation 14A or 14C, or to the liabilities of Section 18 of the Exchange Act (except to the extent that we specifically request that this information be treated as soliciting material or specifically incorporate this information by reference).

SHAREHOLDER PROPOSALS FOR THE 2026 ANNUAL MEETING

Any shareholder nominations or proposal for other business intended to be presented at the Company's 2026 annual meeting of shareholder must be submitted to the Company as set forth below.

SEC Rule 14a-8

In order for a shareholder proposal for the 2026 annual meeting of shareholders to be eligible for inclusion in the Company's proxy statement pursuant to SEC Rule 14a-8, the Company must have received the proposal and supporting statements at its principal executive offices at 18 E. Dover Street, Easton, Maryland 21601 no later than December 16, 2025 unless the date of the 2026 annual meeting of shareholders is changed by more than 30 days from May 29, 2026, the one-year anniversary of SHBI's 2025 annual meeting of shareholders, in which case the proposal must be received a reasonable time before SHBI begins to print and send its proxy materials. A shareholder must provide its proposal to the Company in writing, and such proposal must comply with the requirements of Rule 14a-8.

Advance Notice Procedures

Pursuant to the Bylaws, if a shareholder intends to present a proposal for business to be considered at the 2026 annual meeting of shareholders but does not seek inclusion of the proposal in the Company's proxy statement for that meeting, then such proposal, including all supporting information, must be delivered to and received by the Company's Secretary at its principal executive offices at 18 E. Dover Street, Easton, Maryland 21601 no earlier than February 28, 2026 and no later than March 30, 2026, which is not more than 90 days nor less than 60 days before May 29, 2026, which is the one-year anniversary of the 2025 annual meeting of shareholders. However, if the date of the 2026 annual meeting shareholders is advanced by more than 30 days or delayed by more than 60 days from May 29, 2026, notice by the shareholder must be so delivered not earlier than the 90th day prior to the 2026 annual meeting of shareholders and not later than the close of business on the later of the 60th day prior to the 2026 annual meeting of shareholders or the 10th day following the day on which public announcement of the date of the 2026 annual meeting of shareholders is first made by the Company.

In addition, the Bylaws generally provide that for a shareholder to make nominations for the election of directors, a shareholder must deliver written notice of such nominations to the Company's Secretary at its principal executive offices at 18 E. Dover Street, Easton, Maryland 21601 not less than 120 days nor more than 180 days prior to May 29, 2026, the date of the meeting of shareholders called for the election of directors which is deemed to be on the same date as the annual meeting of shareholders for the preceding year. However, if the date of the annual meeting is advanced by more than 30 days or delayed by more than 60 days from May 29, 2026, the one-year anniversary date of the 2025 annual meeting of shareholders, in which case such notice must be so delivered not earlier than the 180th day prior to the 2026 annual meeting of shareholders and not later than the close of business on the later of the 100th and 120th day prior to the 2026 annual meeting of shareholders or the 10th day following the day on which public announcement of the date of the 2026 annual meeting of shareholders is first made by the Company. The nomination notice must include certain information specified in the Bylaws.

In addition to the notice and information requirements contained in the Bylaws, to comply with the SEC universal proxy rules, shareholders who, in connection with the 2026 annual meeting of shareholders, intend to solicit proxies in support of director nominees other than the Company's nominees must provide notice to the Company that sets forth the information required by the SEC's Rule 14a-19 no later than March 30, 2026, unless the date of the 2026 annual meeting of shareholders has changed by more than 30 calendar days from the previous year, in which case such notice must be provided by the later of 60 calendar days prior to the date of the 2026 annual meeting of shareholders or the 10th calendar day following the day on which public announcement of the date of the 2026 annual meeting of shareholders is first made by the Company.

These advance notice procedures are separate from the SEC's requirements that a shareholder must meet in order to have a shareholder proposal included in the Company's proxy statement pursuant to SEC Rule 14a-8.

OTHER BUSINESS

As of the date of this Proxy Statement, management does not know of any other matters that will be brought before the Annual Meeting requiring action of the shareholders. However, if any other matters requiring the vote of the shareholders properly come before the Annual Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the proxies in accordance with the discretion of management. The persons designated as proxies will also have the right to approve any and all adjournments of the Annual Meeting for any reason.

SHAREHOLDERS SHARING THE SAME ADDRESS

The SEC has adopted rules that permit companies and intermediaries (such as brokers, banks and other nominees) to implement a delivery procedure called "householding." Under this procedure, multiple shareholders who reside at the same address may receive a single copy of the Proxy Statement, the 2024 Annual Report and other proxy materials, unless the affected shareholder has provided contrary instructions. This procedure reduces printing costs and postage fees.

Under applicable law, if you consented or were deemed to have consented, your broker, bank or other intermediary may send only one copy of the Proxy Statement, the 2024 Annual Report, and other proxy materials to your address for all residents that own shares of Company Common Stock in street name. If you wish to revoke your consent to householding, you must contact your broker, bank or other intermediary. If you are receiving multiple copies of the Proxy Statement, the 2024 Annual Report, and other proxy materials, you may be able to request house holding by contacting your broker, bank or other intermediary. Upon written or oral request, we will promptly deliver a separate set of the Proxy Statement, the 2024 Annual Report or other proxy materials to any beneficial owner at a shared address to which a single copy of any of those documents was delivered. If you wish to request copies free of charge of the Proxy Statement, the 2024 Annual Report or other proxy materials, please send your request to Andrea E. Colender, Secretary, at Shore Bancshares, Inc., 18 East Dover Street, Easton, Maryland 21601 or call the Company with your request at (410) 763-7800.

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SHORE BANCSHARES, INC.

2025 EQUITY INCENTIVE PLAN

ARTICLE I

Establishment, Purpose and Duration

1.1   *Establishment of the Plan.* Shore Bancshares, Inc. (hereinafter referred to as the "Company"), a Maryland corporation, hereby establishes an incentive compensation plan to be known as the "2025 Equity Incentive Plan" (hereinafter referred to as the "Plan"), as set forth in this document. Unless otherwise defined herein, all capitalized terms shall have the meanings set forth in Section 2.1 herein. The Plan permits the grant of Incentive Stock Options, Non-Qualified Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units and/or Performance Units to Key Associates and Directors.

The Plan was adopted by the Board of Directors of the Company on March 6, 2025, to become effective (the "Effective Date") as of May 29, 2025, if approved by the Company's shareholders at the 2025 Annual Meeting of Shareholders in accordance with applicable laws and any applicable rules of any national securities exchange or system on which the Shares are then listed or reported.

1.2   *Purpose of the Plan.* The purpose of the Plan is to promote the success of the Company and its Subsidiaries by providing incentives to Key Associates and Directors that will promote the identification of their personal interest with the long-term financial success of the Company and with growth in shareholder value. The Plan is designed to provide flexibility to the Company in its ability to motivate, attract, and retain the services of Key Associates and Directors upon whose judgment, interest and special effort the successful conduct of its operation is largely dependent.

1.3   *Duration of the Plan.* The Plan shall commence on the Effective Date, as described in Section 1.1 herein, and shall remain in effect, subject to the right of the Board of Directors to terminate the Plan at any time pursuant to Article XIII herein, until May 29, 2035, at which time it shall terminate except with respect to Awards made prior to, and outstanding on, that date which shall remain valid in accordance with their terms.

ARTICLE II
Definitions

2.1   *Definitions.* Except as otherwise defined in the Plan, the following terms shall have the meanings set forth below:

(a) "*Agreement*" means a written agreement implementing the grant of each Award signed by an authorized officer of the Company and by the Participant.

(b) "*Award*" means, individually or collectively, a grant under the Plan of Incentive Stock Options, Non- Qualified Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units and/or Performance Stock Units.

(c) "*Award Date*" or "*Grant Date*" means the date the Committee adopts a resolution or takes other appropriate action expressly granting an Award to a Participant that specifies the key terms and conditions of the Award or, if a later date is set forth in such resolution, then such later date as set forth in such resolution.

(d) "*Board*" or "*Board of Directors*" means the Board of Directors of the Company.

(e) "*Cause*" means termination because of (i) a Participant's conviction (including conviction on a nolo contendere plea) of a felony or of any lesser criminal offense involving moral turpitude, fraud or dishonesty; (ii) the willful commission by a Participant of a criminal or other act that, in the reasonable judgment of the Board or Committee will likely cause substantial economic damage to the Company or any Subsidiary or substantial injury to the business reputation of the Company or any Subsidiary; (iii) the commission by a Participant of an act of fraud in the performance of his or her duties on behalf of the Company or a Subsidiary; (iv) a Participant's material violation of the Company Code of Ethics; (iv) the continuing willful failure of a Participant to perform his or her employment duties to the Company or a Subsidiary after thirty (30) days' written notice thereof (specifying the particulars thereof in reasonable detail) and a reasonable opportunity to be heard and cure such failure are given to Participant by the Board; or (v) an order of a federal or state regulatory agency or a court of competent jurisdiction requiring the termination of a Participant's employment by the Company or a Subsidiary.

(f) "*Change in Control*" shall be deemed to have occurred if the conditions set forth in any one of the following paragraphs shall have been satisfied:

    (i)   any one person, or more than one person acting as a group, acquires ownership of securities of the Company that, together with securities held by such person or group, constitutes more than 50 percent of the total fair market value or total voting power of the securities of the Company;

    (ii)   either (a) any one person, or more than one person acting as a group, acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or persons) ownership of securities of the Company possessing 35 percent or more of the total voting power of the securities of the Company; or (b) a majority of members of the Board is replaced during any 12-month period by Directors whose appointment or election is not endorsed by a majority of the members of the Board prior to the date of the appointment or election; or

    (iii)   any one person, or more than one person acting as a group, acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or persons) assets from the Company that have a total gross fair market value equal to or more than 40 percent of the total gross fair market value of all of the assets of the Company immediately prior to such acquisition or acquisitions. For this purpose, gross fair market value means the value of the assets of the Company, or the value of the assets being disposed of, determined without regard to any liabilities associated with such assets.

    Notwithstanding the foregoing, ownership or control of the Company's voting stock, individually or collectively, by the Company's bank subsidiaries (the "Banks") or any benefit plan sponsored by the Company or the Banks shall not constitute a Change in Control. For purposes of this paragraph only, the term "person" refers to an individual or a corporation, partnership, trust, association, joint venture, pool, syndicate, sole proprietorship, unincorporated organization of any other form of entity not specifically listed herein.

(g) "*Code*" means the Internal Revenue Code of 1986, as amended from time to time.

(h) "*Committee*" means a committee of the Board consisting of not less than two Directors, which shall be appointed to administer the Plan pursuant to Article III hereof, all of the members of which shall be "non- employee directors" as defined in Rule 16b-3, as amended, under the Exchange Act, or any similar or successor rule. Unless otherwise determined by the Board, the Compensation Committee of the Board, or any successor committee responsible for executive compensation, shall constitute the Committee.

(i) "*Company*" means Shore Bancshares, Inc., or any successor thereto as provided in Article XV herein.

(j) "*Director*" means a director of the Company or any of its Subsidiaries, which term shall not include an advisory or honorary director.

(k) "*Exchange Act*" means the Securities Exchange Act of 1934, as amended from time to time.

(l) "*Fair Market Value*" of a Share as of any particular date shall be the closing price of such security on the date of calculation (or on the last preceding trading date if such security was not traded on such date), or, if not so reported, the fair market value as determined pursuant to a reasonable method adopted by the Committee in good faith for such purpose.

(m) "*Good Reason*" means a termination of employment by a Participant as a result of the Participant's resignation from the employ of the Company or a Subsidiary upon the occurrence of any of the following events:

    (i) a material reduction in a Participant's base salary or base compensation;

    (ii) a material diminution in a Participant's authority, duties or responsibilities without the written consent of the Participant; or

    (iii) a change in the geographic location at which a Participant must perform his or her duties that is more than thirty (30) miles from the location of a Participant's principal workplace.

Notwithstanding the foregoing, in the event an Award is subject to Code Section 409A, then "Good Reason" shall be defined in accordance with Code Section 409A, including the requirement that a Participant gives 60 days' notice to the Company or a Subsidiary for whom the Participant is employed of the Good Reason condition and the Company or Subsidiary, as applicable, shall have 30 days to cure the Good Reason condition. Any distribution of an Award subject to Code Section 409A shall be subject to the distribution timing rules of Code Section 409A, including any delay in the distribution of such Award, which rules shall be set forth in the Award Agreement.

(n) "Incentive *Stock Option*" or "*ISO*" means an option to purchase Shares, granted under Article VI herein, which is designated as an incentive stock option and is intended to meet the requirements of Section 422 of the Code.

(o) "*Key Associate*" means an officer, employee, or consultant of the Company or of its Subsidiaries (including any corporation which becomes a Subsidiary after the adoption of the Plan by the Board) who, in the opinion of the Committee, can contribute significantly to the growth and profitability of, or perform services of major importance to, the Company and its Subsidiaries. The term includes a Director who is also an officer or employee of the Company or its Subsidiaries.

(p) "*Non-Qualified Stock Option*" or "*NQSO*" means an option to purchase Shares, granted under Article VI herein, which is not intended to be an Incentive Stock Option.

(q) "*Option*" means an Incentive Stock Option or a Non-Qualified Stock Option.

(r) "*Option Price*" means the price at which each Share subject to an Option may be purchased from the Company upon exercise of the Option.

(s) "*Participant*" means a Key Associate or a Director who has been granted an Award under the Plan and whose Award remains outstanding.

(t) "*Performance Measures*" means certain business criteria or other measures of performance the Committee deems appropriate, including, but not limited to: (i) earnings per share; (ii) income or other earnings measures; (iii) return on equity, capital, assets, revenue or investments; (iv) total shareholder return or other stock price performance measures; (v) revenue; (vi) profit margin; (vii) efficiency ratios; (viii) customer satisfaction; (ix) productivity, (x) expenses; (xi) balance sheet metrics, including capital ratios, liquidity measures and book value; (xii) credit quality; or (xiii) strategic initiatives. The Performance Measures shall be set forth in an Agreement or in a long-term incentive program operating under the Plan which is incorporated by reference into an Agreement.

(u) "*Performance Stock Unit*" or "*PSU*" means an Award, designated as a Performance Stock Unit, granted to a Participant as a promise by the Company to award Shares in the future when certain performance conditions have been met. No Shares are awarded when a PSU is granted.

(v) "*Period of Restriction*" means the period during which the transfer of Shares of Restricted Stock is restricted, pursuant to Article VIII herein.

(w) "*Plan*" means the Shore Bancshares, Inc. 2016 Stock and Incentive Compensation Plan, as herein described and as hereafter from time to time amended.

(x) "*Prior Plan*" means the Shore Bancshares, Inc. 2016 Stock and Incentive Plan, as amended from time to time.

(y) "*Qualified Retirement*" means in the event of Separation from Service after the attainment of age 65 for reasons other than involuntary termination for Good Reason, Change in Control, death, Disability or Cause.

(z) "*Related Option*" means an Option with respect to which a Stock Appreciation Right has been granted.

(aa) "*Restricted Stock*" means an Award of Shares granted to a Participant pursuant to Article VIII herein which is subject to restrictions and forfeiture until the designated conditions for the lapse of the restrictions are satisfied.

(bb) "*Restricted Stock Unit*" or "*RSU*" means an Award, designated as a Restricted Stock Unit, granted to a Participant pursuant to Article IX herein and valued by reference to Shares, which is subject to restrictions and forfeiture until the designated condition for the lapse of the restrictions are satisfied.

(cc) "*Share*" means a share of Stock.

(dd) "*Stock*" means the common stock of the Company.

(ee) "*Stock Appreciation Right*" or "*SAR*" means an Award, designated as a stock appreciation right, granted to a Participant pursuant to Article VII herein.

(ff) "*Subsidia*ry" means any subsidiary corporation of the Company within the meaning of Section 424(f) of the Code.

ARTICLE III
Administration

3.1   *Administration of the Plan by the Committee.* The Plan shall be administered by the Committee which shall have all powers necessary or desirable for such administration. The express grant in the Plan of any specific power to the Committee shall not be construed as limiting any power or authority of the Committee.

(a) The Committee will have the authority and discretion to select from among the Company's and its Subsidiaries' Key Associates and Directors those persons who shall receive Awards, to determine the time or times of receipt, to determine the types of Awards and the number of shares covered by the Awards, to establish the terms, conditions, features, Performance Measures, restrictions (including without limitation, provisions relating to non-competition, non-solicitation and confidentiality), and other provisions of such Awards, to cancel or suspend Awards (subject to the restrictions imposed by Article XIII) and to reduce, eliminate or accelerate any restrictions applicable to an Award at any time after the grant of the Award, or to extend the time period to exercise a Stock Option, provided that such extension is consistent with Code Section 409A. Notwithstanding the foregoing, the Committee will not have the authority or discretion to accelerate the vesting requirements applicable to an Award to avoid the one-year minimum vesting requirement pursuant to Section 16.1 except in the event of a Change in Control as provided under Section 4.1 of the Plan and in the event of termination due to death or Disability, as well as a termination of employment in connections with an involuntary termination for Good Reason, a Qualified Retirement or a workforce reduction.

(b) The Committee will have the authority and discretion to interpret the Plan, to establish, amend and rescind any rules and regulations relating to the Plan, and to make all other determinations that may be necessary or advisable for the administration of the Plan.

(c) The Committee will have the authority to define terms not otherwise defined herein.

(d) In controlling and managing the operation and administration of the Plan, the Committee shall take action in a manner that conforms to the certificate of incorporation and bylaws of the Company and applicable state corporate law.

(e) The Committee will have the authority to: (i) suspend a Participant's right to exercise an Option during a blackout period (or similar restricted period) (a "Blackout Period") or to exercise in a particular manner (i.e., such as a "cashless exercise" or "broker-assisted exercise") to the extent that the Committee deems it necessary or in the best interests of the Company in order to comply with the securities laws and regulations issued by the U.S. Securities and Exchange Commission ("SEC"); and (ii) to extend the period to exercise a Stock Option by a period of time equal to the Blackout Period, provided that the extension does not violate Section 409A of the Code, the Incentive Stock Option requirements or applicable laws and regulations.

Subject to limitations under applicable law, the Committee is authorized in its discretion to issue Awards and/or accept notices, elections, consents and/or other forms or communications by Participants by electronic or similar means, including, without limitation, transmissions through e-mail, voice mail, recorded messages on electronic telephone systems, and other permissible methods, on such basis and for such purposes as it determines from time to time.

A majority of the entire Committee shall constitute a quorum and the action of a majority of the members present at any meeting at which a quorum is present (in person or as otherwise permitted by applicable law), or acts approved in writing by a majority of the Committee without a meeting, shall be deemed the action of the Committee.

3.2   *Decisions Binding.* All determinations and decisions made by the Board or the Committee pursuant to the provisions of the Plan shall be final, conclusive and binding on the Company and the Participants, unless such decisions are determined by a court having jurisdiction to be arbitrary and capricious.

3.3 *Indemnification of Committee.* In addition to such other rights of indemnification as they may have as Directors or as members of the Committee, and to the extent allowed by applicable law, the members of the Committee shall be indemnified by the Company against reasonable expenses, including attorneys' fees actually and reasonably incurred in connection with the defense of any action, suit or proceeding, or in connection with any appeal therein, to which they or any of them may be a party by reason of any action taken or failure to act under or in connection with the Plan or any Award granted or made hereunder, and against all amounts reasonably paid by them in settlement thereof (provided, however, that the settlement has been approved by the Company, which approval shall not be unreasonably withheld) or paid by them in satisfaction of a judgment in any such action, suit or proceeding, if such members acted in good faith and in a manner which they believed to be in, and not opposed to, the best interests of the Company and its Subsidiaries; provided further, however, that within 60 days after institution of any such action, suit or proceeding, such Committee may, in writing, offer the Company the opportunity at its own expense to handle and defend such action, suit or proceeding.

3.4 *Compliance with Code Section 409A.* Notwithstanding any provision of this Plan or of an Agreement to the contrary, to the extent subject thereto, and, accordingly, to the maximum extent permitted, the Plan shall be interpreted and administered to be in compliance therewith Section 409A of the Code and any related regulations or other guidance promulgated with respect to such Section by the U.S. Department of the Treasury or the Internal Revenue Service ("Section 409A"), and the Board and the Committee shall administer the Plan in accordance with such intention. Any payments described in the Plan that are due within the "short-term deferral period" as defined in Section 409A shall not be treated as deferred compensation unless applicable laws require otherwise. Notwithstanding anything to the contrary in the Plan, to the extent required to avoid accelerated taxation and tax penalties under Section 409A, amounts that would otherwise be payable and benefits that would otherwise be provided pursuant to the Plan during the six-month period immediately following the Participant's termination of employment or service shall instead be paid on the first payroll date after the six-month anniversary of the Participant's separation from service (or the Participant's death, if earlier). Any provision of this Plan or of an Agreement that would cause the Plan or an Award granted hereunder to fail to satisfy any requirement of Section 409A shall have no force or effect until amended to comply with Section 409A, which amendment may be retroactive to the extent permitted by Section 409A. Notwithstanding the foregoing, neither the Company nor the Committee shall have any obligation to take any action to prevent the assessment of any excise tax or penalty on any Participant under Section 409A and neither the Company nor the Committee will have any liability to any Participant for such tax or penalty.

ARTICLE IV
Shares Subject to the Plan

4.1 *Number of Shares.* Subject to adjustment as provided in Section 4.4 herein, the maximum aggregate number of Shares that may be issued pursuant to Awards made under the Plan shall not exceed the sum of one million (1,000,000), plus the number of Shares available for grant under the Prior Plan as of the Effective Date. Any Shares subject to an award under the Prior Plan that is canceled, terminates, expires, lapses or is otherwise not paid in full for any reason after the Effective Date shall be added to the Shares available for Awards under the Plan. As of the Effective Date, no awards may be granted under the Prior Plan. Except as provided in Sections 4.2 and 4.3 herein, the issuance of Shares in connection with the exercise of, or as other payment for Awards, under the Plan shall reduce the number of Shares available for future Awards under the Plan and shall not again be available for the grant of an Award. Any Shares granted in connection with an Award shall be counted against this limit as one Share for each Share subject to the equity awarded.

Shares that may be issued under the Plan may either be authorized but unissued Shares, open market purchases or Shares held in a grantor trust created by the Company.

The Company, during the term of the Plan and thereafter during the term of any outstanding Award which may be settled in Shares, shall reserve and keep available a number of Shares sufficient to satisfy the requirements of the Plan.

4.2 *Lapsed Awards or Forfeited Shares.* If any Award granted under the Plan is forfeited, terminates, expires or lapses prior to the exercise or realization of the Award, any Shares subject to such Award again shall be available for the grant of an Award under the Plan, subject to Section 7.4. Any Shares that again become available for future grants pursuant to this Section 4.2 shall be added back to the Plan.

4.3 *Delivery of Shares as Payment.* Notwithstanding anything to the contrary contained herein: Shares subject to an Award under the Plan shall not again be made available for issuance or delivery under the Plan if such Shares are (a) Shares tendered in payment of an Option, (b) Shares delivered or withheld by the Company to satisfy any tax withholding obligation, or (c) Shares covered by a stock-settled Stock Appreciation Right or other Awards that were not issued upon the settlement of the Award.

4.4   *Capital Adjustments.* In the event that the outstanding Shares shall be increased or decreased or changed into or exchanged for a different number or kind of shares of stock or other securities of the Company or of another corporation, effected without the receipt of consideration by the Company, through reorganization, merger or consolidation, recapitalization, reclassification, stock split, reverse stock split, split-up, combination or exchange of Shares or declaration of any dividends payable in Shares, or other distributions to common shareholders other than regular cash dividends, the number or kind of Shares or other securities issued or reserved for issuance pursuant to the Plan and subject to outstanding Awards, as well as the exercise price, grant price or purchase price relating to any Award shall be adjusted as may be deemed appropriate by the Committee under the Plan. The decision of the Committee as to the amount and timing of any such adjustment shall be conclusive.

ARTICLE V
Eligibility

The Committee shall determine and designate from time to time those Key Associates and Directors who are eligible to participate in the Plan. Multiple grants of Awards under the Plan may be made in any calendar year to a Participant. However, multiple grants of Awards made to any one Director in any calendar year shall not provide for the issuance of, and/or cash payment with respect to, more than $500,000 in cash or the equivalent thereof, based on the Fair Market Value of a Share on the Grant Date, in Shares in the aggregate.

ARTICLE VI
Stock Options

6.1   *Grant of Options.* Subject to the terms and conditions of the Plan and the applicable Agreement, Options may be granted to Key Associates and Directors at any time and from time to time as shall be determined by the Committee. The Committee shall have complete discretion in determining the number of Shares subject to Options granted to each Participant, provided, however, consultants and non-employee Directors may be granted Non- Qualified Stock Options only and the aggregate Fair Market Value (determined at the time the Award is made) of Shares with respect to which any Participant may first exercise ISOs (granted under the Plan and all other equity compensation plans of the Company) during any calendar year may not exceed $100,000 or such amount as shall be specified in Section 422 of the Code and rules and regulations thereunder. For purposes of this Section, ISOs shall be taken into account in the order in which they were granted.

6.2   *Option Agreement.* Each Option grant shall be evidenced by an Agreement that shall specify: the type of Option granted, the Option Price (as hereinafter defined), the duration of the Option, the number of Shares to which the Option pertains, any vesting conditions or other conditions imposed upon the exercisability of Options in the event of retirement, death, disability or other termination of employment or service, and such other provisions as the Committee shall determine. The Agreement shall specify whether the Option is intended to be an Incentive Stock Option within the meaning of Section 422 of the Code, or a Non-Qualified Stock Option not intended to be within the provisions of Section 422 of the Code, provided, however, that if an Option is intended to be an Incentive Stock Option but fails to be such for any reason, it shall continue in full force and effect as a Non-Qualified Stock Option.

6.3   *Option Price.* The Option Price shall be determined by the Committee subject to the limitations stated in this Section. The Option Price shall not be less than 100% of the Fair Market Value of a Share on the Grant Date. In addition, an ISO granted to a Key Associate (including any Director who is a Key Associate) who, at the time of grant, owns (within the meaning of Section 424(d) of the Code) securities possessing more than 10% of the total combined voting power of all classes of securities of the Company, shall have an Option Price which is at least equal to 110% of the Fair Market Value of a Share on the Grant Date.

6.4   Each Option shall expire at such time as the Committee shall determine, provided, however, that no Option shall be exercisable after the expiration of ten years from its Award Date. In addition, an ISO granted to a Key Associate (including any Key Associate who is a Director) who, at the time of grant, owns (within the meaning of Section 424(d) of the Code) securities possessing more than 10% of the total combined voting power of all classes of securities of the Company, shall not be exercisable after the expiration of five years from its Award Date.

6.5   *Exercisability.* Options granted under the Plan shall be exercisable at such times and be subject to such restrictions and conditions as the Committee shall determine (which may be based on performance or other criteria), and as shall be set forth in the Agreement, which need not be the same for all Participants. No Option may be exercised for a fraction of a Share.

6.6   *Method of Exercise.* Except as set forth in Section 3(e), Options shall be exercised by the delivery of a written notice to the Company in the form prescribed by the Committee setting forth the number of Shares with respect to which the Option is to be exercised, accompanied by full payment for the Shares and payment of (or an arrangement satisfactory to the Company for the Participant to pay) any tax withholding required in connection with the Option exercise. The Option Price shall be payable to the

Company in full either in cash, by delivery of Shares having a Fair Market Value at the time of exercise equal to the Option Price or by a combination of the foregoing.

To the extent permitted under the applicable laws and regulations, at the request of the Participant and with the consent of the Committee, the Company agrees to cooperate in a "cashless exercise" of an Option. The cashless exercise shall be affected by the Participant delivering to a securities broker instructions to exercise all or part of the Option, including instructions to sell a sufficient number of Shares to cover the costs and expenses associated therewith.

As soon as practicable, after receipt of written notice and payment of the Option Price and completion of payment of (or an arrangement satisfactory to the Company for the Participant to pay) any tax withholding required in connection with the Option exercise, the Company shall deliver to the Participant, Shares in an appropriate amount based upon the number of Options exercised, issued in the Participant's name.

6.7   *Restrictions on Shares.* The Committee may impose such restrictions on any Shares acquired pursuant to the exercise of an Option under the Plan as it may deem advisable, including, without limitation, restrictions under applicable federal securities laws, under the requirements of The NASDAQ Stock Market, Inc. or any exchange upon which such Shares are then listed or traded and under any state securities laws applicable to such Shares. The Committee may specify in an Agreement that Shares delivered on exercise of an Option are Restricted Stock or Shares subject to forfeiture and cancellation in the event that any term or condition specified in the Agreement is not satisfied.

6.8   *Nontransferability of Options.* No Option granted under the Plan may be sold, transferred, pledged, assigned or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution. Further, all Options granted to a Participant under the Plan shall be exercisable during his or her lifetime only by such Participant or his or her guardian or legal representative.

Notwithstanding the foregoing or any other provision of the Plan to the contrary, to the extent permissible under Rule 16b-3 of the Exchange Act, a Participant who is granted Non-Qualified Stock Options pursuant to the Plan may transfer such Non-Qualified Stock Options to his or her spouse, lineal ascendants, lineal descendants, or to trusts for their benefit, provided that the Non-Qualified Stock Options so transferred may not again be transferred other than to the Participant originally receiving the grant of Non-Qualified Stock Options or to an individual or trust to whom such Participant could have transferred Non-Qualified Stock Options pursuant to this Section 6.8. Non-Qualified Stock Options which are transferred pursuant to this Section 6.8 shall be exercisable by the transferee subject to the same terms and conditions as would have applied to such Non-Qualified Stock Options in the hands of the Participant originally receiving the grant of such Non-Qualified Stock Options.

6.9   *Notification of Disqualifying Disposition of ISO Shares.* In the event of a disposition of Shares received upon exercise of an ISO where the disposition occurs within two years from the date the ISO was granted or one year from the receipt of the underlying Shares (a "disqualifying disposition"), the Participant shall notify the Company's Secretary in writing as to the date of such disposition, the sale price (if any), and the number of Shares involved.

6.10   *Special Limits for Grants of Incentive Stock Options.* The maximum number of Shares that may be subject to Incentive Stock Options granted to any Key Associate in any calendar year shall equal 200,000 Shares.

ARTICLE VII
Stock Appreciation Rights

7.1   *Grant of Stock Appreciation Rights.* Subject to the terms and conditions of the Plan, Stock Appreciation Rights may be granted to Key Associates and Directors, at the discretion of the Committee, in any of the following forms:

(a)   In connection with the grant, and exercisable in lieu of, Options ("Tandem SARs");

(b)   In connection with and exercisable in addition to the grant of Options ("Additive SARs");

(c)   Independent of grant of the Options ("Freestanding SARs"); or

(d)   In any combination of the foregoing.

7.2   *Grant Requirements.* Any Tandem or Additive SAR that relates to a Non-Qualified Stock Option may be granted at the same time the Option is granted or at any time thereafter but before the exercise or expiration of the Non-Qualified Stock Option. Any Tandem or Additive SAR that relates to an Incentive Stock Option must be granted at the same time the Incentive Stock Option is granted.

7.3   *SAR Agreement.* Each SAR grant shall be evidenced by an Agreement that shall specify its type of SAR and its terms and conditions. The exercise price of a Free Standing SAR shall be determined by the Committee, but the exercise price of any SAR that is intended to be a Performance-Based Compensation Award shall not be less than 100% of the Fair Market Value of one Share of Stock on the Grant Date of such Stock Appreciation Right. A Tandem or Additive SAR granted simultaneously with or subsequent to the grant of an Option and in conjunction therewith or in the alternative thereto shall have the same exercise price as the Related Option, shall be transferable only upon the same terms and conditions as the Related Option, and shall be exercisable only to the same extent as the Related Option. The Committee is expressly authorized to grant SARs which are deferred compensation covered by Section 409A, as well as SARs which are not deferred compensation covered by Section 409A.

7.4   *Exercise of Tandem SARs.* Tandem SARs may be exercised with respect to all or part of the Shares subject to the Related Option. The exercise of Tandem SARs shall cause a reduction in the number of Shares subject to the Related Option equal to the number of Shares with respect to which the Tandem SAR is exercised. Conversely, the exercise, in whole or part, of a Related Option, shall cause a reduction in the number of Shares subject to the Tandem SAR equal to the number of Shares with respect to which the Related Option is exercised. Shares with respect to which the Tandem SAR shall have been exercised may not be subject again to an Award under the Plan.

Notwithstanding any other provision of the Plan to the contrary, a Tandem SAR shall expire no later than the expiration of the Related Option, shall be transferable only when and under the same conditions as the Related Option and shall be exercisable only when the Related Option is eligible to be exercised. In addition, if the Related Option is an ISO, a Tandem SAR shall be exercised for no more than 100% of the difference between the Option Price of the Related Option and the Fair Market Value of Shares subject to the Related Option at the time the Tandem SAR is exercised.

7.5   *Exercise of Additive SARs.* Additive SARs shall be deemed to be exercised upon, and in addition to, the exercise of the Related Options. The deemed exercise of Additive SARs shall not reduce the number of Shares with respect to which the Related Options remains unexercised.

7.6   *Exercise of Freestanding SARs.* Freestanding SARs may be exercised upon whatever terms and conditions the Committee, in its sole discretion imposes upon such SARs.

7.7   *Other Conditions Applicable to SAR.* In no event shall the term of any SAR granted under the Plan exceed ten years from the Grant Date. A SAR may be exercised only when the Fair Market Value of a Share exceeds either (a) the Fair Market Value per Share on the Grant Date in the case of a Freestanding SAR or (b) the Option Price of the Related Option in the case of either a Tandem or Additive SAR. A SAR shall be exercised by delivery to the Committee of a notice of exercise in the form prescribed by the Committee.

7.8   *Payment after Exercise of SARs.* Subject to the provisions of the Agreement, upon the exercise of a SAR, the Participant is entitled to receive, without any payment to the Company (other than required tax withholding amounts), an amount equal (the "SAR Value") to the product of multiplying (a) the number of Shares with respect to which the SAR is exercised by (b) an amount equal to the excess of (1) the Fair Market Value per Share on the date of exercise of the SAR over (2) either (x) the Fair Market Value per Share on the Award Date in the case of a Freestanding SAR or (y) the Option Price of the Related Option in the case of either a Tandem or Additive SAR. The Agreement may provide for payment of the SAR Value at the time of exercise or, on an elective or non-elective basis, for payment of the SAR Value at a later date, adjusted (if so provided in the Agreement) from the date of exercise based on an interest, dividend equivalent, earnings, or other basis (including deemed investment of the SAR Value in Shares) set out in the Agreement (the "adjusted SAR Value").

Payment of the SAR Value or adjusted SAR Value to the Participant shall be made in Shares, valued at the Fair Market Value on the date of exercise in the case of an immediate payment after exercise or at the Fair Market Value on the date of settlement in the event of an elective or non-elective delayed payment, in cash or a combination thereof as determined by the Committee, either at the time of the Award or thereafter, and as provided in the Agreement.

7.9   *Nontransferability of SARs.* No SAR granted under the Plan, and no right to receive payment in connection therewith, may be sold, transferred, pledged, assigned or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution. Further, all SARs, and rights in connection therewith, granted to a Participant under the Plan shall be exercisable during his lifetime only by such Participant or his guardian or legal representative.

ARTICLE VIII
Restricted Stock

8.1   *Grant of Restricted Stock.* Subject to the terms and conditions of the Plan, the Committee, at any time and from time to time, may grant Shares of Restricted Stock under the Plan to such Key Associates and Directors and in such amounts as it shall determine. Participants receiving Restricted Stock Awards are not required to pay the Company therefor (except for applicable tax withholding) other than the rendering of services. If determined by the Committee, custody of Shares of Restricted Stock may be retained by the Company or its transfer agent until the termination of the Period of Restriction pertaining thereto.

8.2   *Restricted Stock Agreement.* Each Restricted Stock Award shall be evidenced by an Agreement that shall specify, the Period of Restriction, the number of Shares of Restricted Stock granted, and the applicable restrictions and such other provisions as the Committee shall determine. If an Award of Restricted Stock is intended to be a performance based, the terms and conditions of such Award, including the Performance Measures and performance period, shall be set forth in an Agreement or in a long-term incentive program operating under the Plan which is incorporated by reference into an Agreement and the requirements to satisfy or achieve the Performance Measures as so provided therein shall be considered to be restrictions under the Plan.

8.3   *Nontransferability of Restricted Stock.* Except as provided in this Article VIII and subject to the limitation in the next sentence, the Shares of Restricted Stock granted hereunder may not be sold, transferred, pledged, assigned or otherwise alienated or hypothecated until the termination of the applicable Period of Restriction or upon the earlier satisfaction of other conditions as specified by the Committee in its sole discretion and set forth in the Agreement. All rights with respect to the Restricted Stock granted to a Participant under the Plan shall be exercisable during his lifetime only by such Participant or his guardian or legal representative.

8.4   *Other Restrictions.* The Committee may impose such other restrictions on any Shares of Restricted Stock granted pursuant to the Plan as it may deem advisable including, without limitation, restrictions under applicable Federal or state securities laws.

8.5   *Removal of Restrictions.* Except as otherwise provided in this Article VIII, Shares of Restricted Stock covered by each Restricted Stock Award made under the Plan shall become freely transferable by the Participant after the last day of the Period of Restriction and, where applicable, after a determination of the satisfaction or achievement on any applicable Performance Measures.

8.6   *Voting Rights.* During the Period of Restriction, Participants holding Shares of Restricted Stock granted hereunder may exercise full voting rights with respect to those Shares.

8.7   *Dividends and Other Distributions.* During the Period of Restriction, Participants entitled to or holding Shares of Restricted Stock granted hereunder shall be entitled to all dividends and other distributions paid with respect to those Shares while they are so held, however, all dividends and other distributions are subject to the same restrictions on vesting as the Shares of Restricted Stock with respect to which they were distributed.

8.8   *Termination of Employment or Service.* Unless otherwise provided in the Agreement, in the event that a Participant terminates his employment or service with the Company for any reason during the Period of Restriction, then any Shares of Restricted Stock still subject to restrictions as of the date of such termination shall automatically be forfeited and returned to the Company. The Committee may provide for vesting of Restricted Stock in connection with the termination of a Participant's employment for Good Reason or upon such other basis as it deems appropriate, except in the event of the termination of a Participant's employment for Cause.

ARTICLE IX
Restricted Stock Units

9.1   *Grant of Restricted Stock Units.* Subject to the terms and conditions of the Plan, the Committee, at any time and from time to time, may grant Restricted Stock Units under the Plan (with one Unit representing one Share) to such Key Associates and Directors and in such amounts as it shall determine. Participants receiving Restricted Stock Unit Awards are not required to pay the Company therefor (except for applicable tax withholding) other than the rendering of services. No Shares shall be issued at the time a Restricted Stock Unit is granted. A Participant shall have no voting rights with respect to any Restricted Stock Units granted hereunder. The Committee may also grant Restricted Stock Units with a deferral feature, whereby settlement is deferred beyond the vesting date until the occurrence of a future payment date or event set forth in an Award Agreement.

9.2   *Restricted Stock Unit Agreement.* Each Restricted Stock Unit Award shall be evidenced by an Agreement that shall specify the Period of Restriction, the number of Restricted Stock Units granted, and the applicable restrictions and such other provisions as the Committee shall determine. If an Award of Restricted Stock Units is intended to be performance based, the terms and conditions of such Award, including the Performance Measures and performance period, shall be set forth in an Agreement or long-term incentive program operating under the Plan which is incorporated by reference into an Agreement and the requirements to satisfy or achieve the Performance Measures as so provided therein shall be considered to be restrictions under the Plan.

Participants holding Restricted Stock Units shall have added to their rights all dividends and other distributions which would have been paid with respect to the Shares represented by those Restricted Stock Units if such Shares were outstanding, and such deemed dividends or distributions shall be subject to the same vesting restrictions as the Restricted Stock Units to which they are attributable. Unless otherwise provided in the Agreement, during the Period of Restriction, any such deemed dividends and other distributions shall be deemed converted to additional Restricted Stock Units based on the Fair Market Value of a Share on the date of payment or distribution of the deemed dividend or distribution.

9.3   *Nontransferability of Restricted Stock Units.* No Restricted Stock Unit granted under the Plan, and no right to receive payment in connection therewith, may be sold, transferred, pledged, assigned or otherwise alienated or hypothecated, other than by will or by the laws of descent and distribution. Further, all Restricted Stock Units, and rights in connection therewith, granted to a Participant under the Plan shall be exercisable during his lifetime only by such Participant or his guardian or legal representative.

9.4   *Termination of Employment or Service.* Unless otherwise provided in the Agreement, in the event that a Participant terminates his or her employment or service with the Company for any reason during the Period of Restriction, then any Restricted Stock Units still subject to restriction as of the date of such termination shall automatically be forfeited and returned to the Company. The Committee may provide for vesting of Restricted Stock Units in connection with the termination of a Participant's employment for Good Reason or upon such other basis as it deems appropriate, except in the event of the termination of a Participant's employment for Cause.

ARTICLE X
Performance Stock Units

10.1   *Grant of Performance Stock Units.* Subject to the terms and conditions of the Plan, PSUs may be granted to Key Associates and Directors at any time and from time to time as shall be determined by the Committee. Otherwise, the Committee shall have complete discretion in determining the number of PSUs granted to each Participant. Participants receiving such Awards are not required to pay the Company therefor (except for applicable tax withholding) other than the rendering of services.

10.2   *Performance Stock Unit Agreement.* The terms and conditions of each PSU, including the Performance Measures and the performance period (which may be equal to, less than or more than one year), shall be set forth in an Agreement or in long-term incentive program operating under the Plan which is incorporated by reference into an Agreement. The Committee shall set the Performance Measures in its discretion for each Participant who is granted a PSU.

10.3   *Settlement of PSUs.* The number of Performance Stock Units earned by a Participant will depend on the extent to which the Performance Measures established by the Committee are attained within the applicable performance period, as determined by the Committee. No payout shall be made with respect to any PSU except upon written certification by the Committee that the minimum threshold Performance Measures have been achieved. After a performance period has ended, the holder of a PSU shall be entitled to receive the value thereof based on the degree to which the Performance Measures and other conditions established by the Committee and set forth in the Agreement (or program which is incorporated by reference into an Agreement) have been satisfied.

10.4   *Form of Payment.* Payment of the amount to which a Participant shall be entitled upon the settlement of a PSU shall be made in cash, Shares or a combination thereof as determined by the Committee. Payment may be made in a lump sum or installments as determined by the Committee.

10.5   *Nontransferability of PSUs.* No Performance Stock Unit granted under the Plan may be sold, transferred, pledged, assigned or otherwise alienated or hypothecated, otherwise than by will or by the laws of descent and distribution. All rights with respect to Performance Stock Units granted to a Participant under the Plan shall be exercisable during his or her lifetime only by such Participant or his or her guardian or legal representative.

ARTICLE XI
Change in Control

11.1   The provisions of this Section 11.1 shall apply unless otherwise provided in the Award Agreement, or to the extent otherwise determined by the Committee, upon the occurrence of a Change in Control:

(a) *Assumption of Outstanding Awards.* Upon a Change in Control where the Company is not the surviving corporation (or survives only as a subsidiary of another corporation), all outstanding Awards that are not exercised or paid at the time of the Change in Control shall be assumed by, or substituted with Awards that have comparable terms by, the surviving corporation (or a parent or subsidiary of the surviving corporation). For the purposes of this Section 11.1(a), an Award shall be considered assumed or substituted for if following the Change in Control the Award confers the right to purchase or receive, for each Share subject to the Award immediately prior to the Change in Control, the consideration (whether stock, cash or other securities or property) received in the transaction constituting a Change in Control by holders of Shares for each Share held on the effective date of such transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding shares); provided, however, that if such consideration received in the transaction constituting a Change in Control is not solely common stock of the surviving corporation (or a parent or subsidiary of the surviving corporation), the Committee may, with the consent of the surviving corporation (or a parent or subsidiary of the surviving corporation), provide that the consideration to be received upon the exercise or vesting of an Award, for each Share subject thereto, will be solely common stock of the surviving corporation (or a parent or subsidiary of the surviving corporation) substantially equal in fair market value to the per share consideration received by holders of Shares in the transaction constituting a Change in Control. The determination of such substantial equality of value of consideration shall be made by the Committee in its sole discretion and its determination shall be conclusive and binding. After a Change in Control, references to the "Company" as they relate to employment matters shall include the successor employer.

(b) *Vesting Upon Certain Terminations of Employment in Connection with a Change in Control.* The Committee shall have the discretion to provide for full or partial vesting of Awards upon a Participant's involuntary termination of service for Good Reason that occurs in connection with a Change in Control, subject to such terms and conditions set forth in a Participant's employment agreement or severance plan, or if none, the Agreement. If any such Awards vest based upon the attainment of certain Performance Measures, the vesting of the Award may accelerate based on the target incentive opportunity or based on the actual performance of the Company, whichever is greater.

(c) *Other Alternatives.* In the event of a Change in Control, if all outstanding Awards are not assumed by, or substituted with Awards that have comparable terms by, the surviving corporation (or a parent or subsidiary of the surviving corporation), all outstanding Awards shall be treated as follows , without the consent of any Participant:

(i) Each outstanding Award shall be accelerated so that each Award shall, immediately prior to the effective date of the Change in Control, become fully vested with respect to the total number of Shares subject to such Award provided that the vesting of any Award based upon the attainment of certain Performance Measures may accelerate based on the target incentive opportunity or actual performance of the Company, whichever is greater; and

(ii) After giving Participants an opportunity to exercise all their outstanding Options and SARs, all unexercised Options and SARs shall be cancelled and the Company shall cause to be paid to the holders of vested Options and SARs the value of such awards, if any, as determined by the Committee, in its sole discretion, it being understood that in the case of any Option with an Option Price that equals or exceeds the price paid for a share of Common Stock in connection with the Change in Control, the Options will be cancelled without the payment of consideration therefor . Without limiting the foregoing, if the per share Fair Market Value of the Shares does not exceed the per Share Option Price or SAR grant price, as applicable, the Company shall not be required to make any payment to the Participant upon surrender of the Option or SAR.

ARTICLE XII
Modification of Agreement

12.1   Subject to the terms and conditions and within the limitations of the Plan, the Committee may modify the terms of an outstanding Agreement, provided that the exercise price of any Award may not be lowered other than pursuant to Section 4.4. Notwithstanding the foregoing, however, no modification of an Award, shall, without the consent of the Participant, adversely affect the rights or obligations of the Participant.

ARTICLE XIII
Amendment, Modification and Termination of the Plan

13.1   *Amendment, Modification and Termination.* At any time and from time to time, the Board may terminate, amend or modify the Plan. Such amendment or modification may be without shareholder approval except to the extent that such approval is required by the Code, pursuant to the rules under Section 16 of the Exchange Act, by any national securities exchange or system on which the Shares are then traded, listed or reported, by any regulatory body having jurisdiction with respect thereto or under any other applicable laws, rules or regulations.

13.2   *Awards Previously Granted.* No termination, amendment or modification of the Plan other than pursuant to Section 4.4 herein shall in any manner adversely affect any Award theretofore granted under the Plan, without the written consent of the Participant.

ARTICLE XIV
Withholding

14.1 *Tax Withholding.* The Company shall have the power and the right to deduct or withhold, or require a Participant to remit to the Company, an amount sufficient to satisfy Federal, State and local taxes (including the Participant's FICA obligation) required by law to be withheld with respect to any grant, exercise, or payment made under or as a result of the Plan.

14.2 *Withholding of Shares.* With respect to employees, the Company may require a Participant whose Award granted hereunder has vested, or who exercises an Option or SAR granted hereunder to reimburse the Company for any taxes required by any governmental regulatory authority to be withheld or otherwise deducted and paid by such corporation or entity in respect of the issuance or disposition of such Shares or the payment of any amounts. In lieu thereof, the Company shall have the right to withhold the amount of such taxes from any other sums due or to become due from the Company to the Participant upon such terms and conditions as the Committee shall in its sole discretion prescribe.

ARTICLE XV
Successors

15.1 All obligations of the Company under the Plan, with respect to Awards granted hereunder, shall be binding on any successor to the Company, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation or otherwise, of all or substantially all of the business and/or assets of the Company.

ARTICLE XVI
General

16.1 *Minimum Vesting Restriction.* Awards shall fully vest over a period that is not less than one year from the date of grant; provided, however, that up to five percent of the Shares of Stock subject to the aggregate share reserve set forth in Section 4.1 as of Effective Date may be subject to Awards that are not subject to the vesting restriction in this Section 16.1. This minimum vesting requirement is not applicable to Awards granted through the assumption of, or in substitution for, outstanding Awards previously granted to individuals who become employees as a result of a merger, consolidation, acquisition or other corporate transaction involving the Company or any Subsidiary.

16.2 *Forfeiture Events.* The Committee may specify in an Agreement that the Participant's rights, payments and benefits with respect to an Award shall be subject to reduction, cancellation, forfeiture or recoupment upon the occurrence of certain events, in addition to applicable vesting conditions of an Award. Such events may include, without limitation, breach of non-competition, non-solicitation, confidentiality or other restrictive covenants that are contained in the Agreement or otherwise applicable to the Participant, a termination of the Participant's employment or service for cause, or other conduct by the Participant that is detrimental to the business or reputation of the Company.

16.3 *Awards Subject to Clawback Policies and Other Restrictions.*

(a) *Clawback Policies.* Awards granted hereunder are subject to any clawback policy that may be adopted by the Company from time to time, whether pursuant to the provisions of Section 954 of the Dodd-Frank Act, implementing regulations thereunder, or otherwise. If the Company is required to prepare an accounting restatement due to the material noncompliance of the Company, as a result of misconduct, with any financial reporting requirement under the federal securities laws, and the automatic forfeiture provisions under Section 304 of the Sarbanes-Oxley Act of 2002 apply as a result, any Participant who was an executive officer of the Company at the time of grant or at the time of restatement shall be subject to "clawback" as if such person was subject to Section 304 of the Sarbanes-Oxley Act of 2002.

(b) *Trading Policy Restrictions.* Option exercises and other Awards under the Plan shall be subject to the Company's insider trading policies and procedures, as in effect from time to time.

(c) *Hedging/Pledging Policy Restrictions.* Awards under the Plan shall be subject to the Company's policies relating to hedging and pledging as such may be in effect from time to time.

(d) Dividends/Distribution Restrictions. No dividends or other distributions will be paid on any outstanding Awards.

16.4 *Deferral of Awards.* The Committee may establish one or more programs under the Plan to permit selected Participants the opportunity to elect to defer receipt of consideration upon exercise of an Award, satisfaction of Performance Measures

or other event that absent the election would entitle the Participant to payment or receipt of Shares of Stock or other consideration under an Award. The Committee may establish the election procedures, the timing of such elections, the mechanisms for payments of, and accrual of interest or other earnings, if any, on amounts, Shares or other consideration so deferred, and such other terms, conditions, rules and procedures that the Committee deems advisable for the administration of any such deferral program.

16.5   *Requirements of Law.* The granting of Awards and the issuance of Shares of Stock under the Plan shall be subject to all applicable laws, rules and regulations, and to such approvals by any governmental agencies or self- regulatory organizations as may be required, including but not limited to, Section 18(k) of the Federal Deposit Insurance Act, 12 U.S.C. 1828(k), and the rules and regulations promulgated thereunder.

16.6   *Effect of the Plan.* The establishment of the Plan shall not confer upon any Key Associate or Director any legal or equitable right against the Company, a Subsidiary or the Committee, except as expressly provided in the Plan. The Plan does not constitute an inducement or consideration for the employment or service of any Key Associate or Director, nor is it a contract between the Company or any of its Subsidiaries and any Key Associate or Director. Participation in the Plan shall not give any Key Associate or Director any right to be retained in the service of the Company or any of its Subsidiaries. No Key Associate or Director who receives an Award shall have rights as a shareholder of the Company prior to the date Shares are issued to the Participant pursuant to the Plan.

16.7   *Creditors.* The interests of any Participant under the Plan or any Agreement are not subject to the claims of creditors and may not, in any way, be assigned, alienated or encumbered.

16.8   *Governing Law.* The Plan, and all Agreements hereunder, shall be governed, construed and administered in accordance with and governed by the laws of the State of Maryland and the intention of the Company is that ISOs granted under the Plan qualify as such under Section 422 of the Code.

16.9   *Severability.* In the event any provision of the Plan shall be held illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining parts of the Plan and the Plan shall be construed and enforced as if the illegal or invalid provision had not been included.

16.10   *Unfunded Status of Plan.* The Plan is intended to constitute an "unfunded" plan for incentive and deferred compensation. With respect to any payments as to which a Participant has a fixed and vested interest but which are not yet made to a Participant by the Company, nothing contained herein shall give any such Participant any rights that are greater than those of a general unsecured creditor of the Company.

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APPENDIX B

SHORE BANCSHARES, INC.

2025 EMPLOYEE STOCK PURCHASE PLAN

1. Purpose. This Shore Bancshares, Inc. 2025 Employee Stock Purchase Plan (the "**Plan**") is intended to provide employees of the Company and its Participating Subsidiaries with an opportunity to acquire an ownership interest in the Company through the purchase of shares of Common Stock and provide participants with the opportunity to participate in the value created by the Company. The Company intends that the Plan will qualify as an "employee stock purchase plan" under Section 423 of the Code and the Plan shall be interpreted in a manner that is consistent with that intent.

2. Definitions.

"**Board or Board of Directors**" means the Board of Directors of the Company, as constituted from time to time.

"**Code**" means the Internal Revenue Code of 1986, as it may be amended from time to time. Any reference to a section of the Code shall be deemed to include a reference to any regulations promulgated thereunder.

"**Committee**" means the Compensation Committee of the Board, or such other committee appointed by the Board to administer the Plan.

"**Common Stock**" means the common stock of the Company, par value $0.01 per share.

"**Company**" means Shore Bancshares, Inc., a Maryland corporation, including any successor thereto.

"**Compensation**" means with respect to each Participant for each pay period, the full base salary or hourly wages, overtime pay, and commissions paid to such Participant by the Company or a Participating Subsidiary for compensation as an Employee, before deduction for any salary deferral contributions made by the Participant to any tax-qualified or nonqualified deferred compensation plan. Except as otherwise determined by the Committee, "Compensation" does not include the following: (i) bonuses, (ii) any amounts contributed by the Company or a Participating Subsidiary to any retirement or pension plan, (iii) any automobile or relocation allowances (or reimbursement for any such expenses), (iv) any amounts paid as a starting bonus or finder's fee, (v) any amounts realized from the exercise of any stock options or the vesting of equity-based awards, (vi) any amounts paid by the Company or a Participating Subsidiary for other fringe benefits, such as health and welfare, hospitalization and group life insurance benefits, or perquisites, or paid in lieu of such benefits, or (vii) other similar forms of extraordinary compensation.

"**Corporate Transaction**" means a merger, consolidation, acquisition of property or stock, separation, reorganization or other corporate event described in Section 424 of the Code.

"**Custodian**" means the agent designated by the Company to maintain ESPP Share Accounts on behalf of Participants who have purchased shares of Common Stock under the Plan.

"**Effective Date**" means the date as of which this Plan is adopted by the Board, subject to the Plan obtaining stockholder approval in accordance with Section 19.11 hereof.

"**Employee**" means any person who renders services to the Company or a Participating Subsidiary as an employee pursuant to an employment relationship with such employer. For purposes of the Plan, the employment relationship shall be treated as continuing intact while the individual is on military leave, sick leave or other leave of absence approved by the Company or a Participating Subsidiary that meets the requirements of Treasury Regulation Section 1.421-1(h)(2). Where the period of leave exceeds three (3) months, or such other period of time specified in Treasury Regulation Section 1.421-1(h)(2), and the individual's right to re-employment is not guaranteed by statute or contract, the employment relationship shall be deemed to have terminated on the first day immediately following such three-month period, or such other period specified in Treasury Regulation Section 1.421-1(h)(2).

"**Eligible Employee**" means any Employee of the Company or a Participating Subsidiary who (i) has been employed for at least one (1) year and (ii) is regularly scheduled to work at least twenty (20) hours per week. "Eligible Employee" shall not include a temporary employee, a leased employee, or an intern.

"**Enrollment Form**" means an agreement pursuant to which an Eligible Employee may elect to enroll in the Plan, to authorize a new level of payroll deductions, or to stop payroll deductions and withdraw from an Offering Period.

"**ESPP Share Account**" means an account into which Common Stock purchased with accumulated payroll deductions at the end of an Offering Period are held on behalf of a Participant.

"**Exchange Act**" means the U.S. Securities Exchange Act of 1934, as amended.

"**Fair Market Value**" means, as of any date, the value of the shares of Common Stock as determined below. If the shares of Common Stock are listed on any established stock exchange or a national market system, including, without limitation, the Nasdaq Stock Market, the Fair Market Value shall be the closing price of a share (or if no sales were reported, the closing price on the date immediately preceding such date) as quoted on such exchange or system on the day of determination. In the absence of an established market for the shares, the Fair Market Value shall be determined in good faith by the Committee and such determination shall be conclusive and binding on all persons.

"**Offering Date**" means the first Trading Day of each Offering Period as designated by the Committee.

"**Offering or Offering Period**" means a period of three (3) months beginning each January 1st, April 1st, July 1st and October 1st of each year; provided, that, pursuant to Section 5, the Committee may change the duration of future Offering Periods (subject to a maximum Offering Period of twenty-seven (27) months) and/or the start and end dates of future Offering Periods.

"**Participant**" means an Eligible Employee who is actively participating in the Plan.

"**Participating Subsidiaries**" means Shore United Bank and such other Subsidiaries that may be designated by the Committee from time to time in its sole discretion as eligible to participate in the Plan.

"**Plan**" means this Shore Bancshares, Inc. 2025 Employee Stock Purchase Plan, as set forth herein, and as amended from time to time.

"**Purchase Date**" means the last Trading Day of each Offering Period.

"**Purchase Price**" means an amount, as determined by the Committee, equal to the lesser of (i) eighty-five percent (85%) (or such greater percentage as designated by the Committee) of the Fair Market Value of a share of Common Stock on the Offering Date or (ii) eighty-five percent (85%) (or such greater percentage as designated by the Committee) of the Fair Market Value of a share of Common Stock on the Purchase Date.

"**Securities Act**" means the Securities Act of 1933, as amended.

"**Subsidiary**" means any corporation, domestic or foreign, of which not less than 50% of the combined voting power is held by the Company or a Subsidiary, whether or not such corporation exists now or is hereafter organized or acquired by the Company or a Subsidiary. In all cases, the determination of whether an entity is a Subsidiary shall be made in accordance with Section 424(f) of the Code.

"**Trading Day**" means any day on which the national stock exchange upon which the Common Stock is listed is open for trading or, if the Common Stock is not listed on an established stock exchange or national market system, a business day, as determined by the Committee in good faith.

3. <u>Administration</u>. The Plan shall be administered by the Committee which shall have the authority to construe and interpret the Plan, prescribe, amend and rescind rules relating to the Plan's administration and take any other actions necessary or desirable for the administration of the Plan. The Committee may correct any defect, supply any omission, or reconcile any inconsistency or ambiguity in the Plan. The decisions of the Committee shall be final and binding on all persons. All expenses of administering the Plan shall be borne by the Company. The Committee may delegate administrative tasks under the Plan to a third-party service provider or Employees to assist in the administration of the Plan, including establishing and maintaining an individual securities account under the Plan for each Participant and issuing Participant statements in accordance with Section 16.

4. <u>Eligibility</u>. Unless otherwise determined by the Committee in a manner that is consistent with Section 423 of the Code, any individual who is an Eligible Employee as of the first day of the enrollment period designated by the Committee for a particular Offering Period shall be eligible to participate in such Offering Period, subject to the requirements of Section 423 of the Code. Notwithstanding any provision of the Plan to the contrary, no Eligible Employee shall be granted an option under the Plan if (i) immediately after the grant of the option, such Eligible Employee (or any other person whose stock would be attributed to such Eligible Employee pursuant to Section 424(d) of the Code) would own capital stock of the

Company or hold outstanding options to purchase stock possessing five percent (5%) or more of the total combined voting power or value of all classes of stock of the Company or any Subsidiary or (ii) such option would permit his or her rights to purchase stock under all employee stock purchase plans (described in Section 423 of the Code) of the Company and its Subsidiaries to accrue at a rate that exceeds $25,000 of the Fair Market Value of such stock (determined at the time the option is granted) for each calendar year in which such option is outstanding at any time.

5. <u>Offering Periods</u>. The Plan shall be implemented by a series of Offering Periods, each of which shall be three (3) months in duration, with new Offering Periods commencing on or about January 1, April 1, July 1 and October 1 of each year (or such other times as determined by the Committee). The Committee shall have the authority to change the duration, frequency, start and end dates of Offering Periods.

6. <u>Participation</u>.

6.1. <u>Enrollment; Payroll Deductions</u>. An Eligible Employee may elect to participate in the Plan by properly completing an Enrollment Form, which may be electronic, and submitting it to the Company in accordance with the enrollment procedures established by the Committee. Participation in the Plan is entirely voluntary. By submitting an Enrollment Form, the Eligible Employee may authorize payroll deductions from his or her paycheck in an amount equal to not less than five (5) and not more than one thousand dollars ($1,000) on each pay day occurring during an Offering Period (or such other maximum percentage as the Committee may establish from time to time before an Offering Period begins). Payroll deductions shall commence on the first payroll date following the Offering Date and end on the last payroll date on or before the Purchase Date. The Company shall maintain records of all payroll deductions but shall have no obligation to pay interest on payroll deductions or to hold such amounts in a trust or in any segregated account. Unless expressly permitted by the Committee, a Participant may not make any separate contributions or payments to the Plan.

6.2. <u>Election Changes</u>. A Participant may discontinue his or her payroll deductions once during an Offering Period by filing a new Enrollment Form at least fifteen (15) days prior to the beginning of any month; however, a Participant may not decrease or increase his or her rate of payroll deductions during an Offering Period. A Participant may decrease or increase his or her rate of payroll deductions for future Offering Periods by submitting a new Enrollment Form authorizing the new rate of payroll deductions at least fifteen days (15) before the start of the next Offering Period. If a Participant elects to discontinue his or her payroll deductions during an Offering Period, but does not elect to withdraw from the Plan pursuant to Section 10 hereof, funds deducted prior to his or her election to discontinue will be applied to the purchase of Common Stock on the Purchase Date.

6.3. <u>Automatic Re-enrollment</u>. The deduction rate selected in the Enrollment Form shall remain in effect for subsequent Offering Periods unless the Participant (a) submits a new Enrollment Form authorizing a new level of payroll deductions in accordance with Section 6.2, (b) withdraws from the Plan in accordance with Section 10, or (c) terminates employment or otherwise becomes ineligible to participate in the Plan.

7. <u>Grant of Option</u>. On each Offering Date, each Participant in the applicable Offering Period shall be granted an option to purchase, on the Purchase Date, a number of shares of Common Stock determined by dividing the Participant's accumulated payroll deductions by the applicable Purchase Price.

8. <u>Exercise of Option/Purchase of Shares</u>. A Participant's option to purchase shares of Common Stock will be exercised automatically on the Purchase Date of each Offering Period. The Participant's accumulated payroll deductions will be used to purchase the maximum number of whole shares that can be purchased with the amounts in the Participant's notional account. No fractional shares may be purchased, but notional fractional shares of Common Stock will be allocated to the Participant's ESPP Share Account to be aggregated with other notional fractional shares of Common Stock on future Purchase Dates, subject to earlier withdrawal by the Participant in accordance with Section 10 or termination of employment in accordance with Section 11.

9. <u>Transfer of Shares</u>. As soon as reasonably practicable after each Purchase Date, the Company will arrange for the delivery to each Participant of the shares of Common Stock purchased upon exercise of his or her option. The Committee may permit or require that the shares be deposited directly into an ESPP Share Account established in the name of the Participant with a Custodian and may require that the shares of Common Stock be retained with such Custodian for a specified period of time. Participants will not have any voting, dividend, or other rights of a stockholder with respect to the shares of Common Stock subject to any option granted hereunder until such shares have been delivered pursuant to this Section 9.

10. Withdrawal.

    10.1. Withdrawal Procedure. A Participant may withdraw from an Offering by submitting to the Company a revised Enrollment Form indicating his or her election to withdraw at least fifteen (15) days before the Purchase Date. The accumulated payroll deductions held on behalf of a Participant in his or her notional account (that have not been used to purchase shares of Common Stock) shall be paid to the Participant promptly following receipt of the Participant's Enrollment Form indicating his or her election to withdraw and the Participant's option shall be automatically terminated. If a Participant withdraws from an Offering Period, no payroll deductions will be made during any succeeding Offering Period, unless the Participant re-enrolls in accordance with Section 6.1 of the Plan.

    10.2. Effect on Succeeding Offering Periods. A Participant's election to withdraw from an Offering Period will not have any effect upon his or her eligibility to participate in succeeding Offering Periods that commence following the completion of the Offering Period from which the Participant withdraws.

11. Termination of Employment; Change in Employment Status. Upon termination of a Participant's employment for any reason, including death, disability or retirement, or a change in the Participant's employment status following which the Participant is no longer an Eligible Employee, which in either case occurs at least thirty (30) days before the Purchase Date, the Participant will be deemed to have withdrawn from the Plan and the payroll deductions in the Participant's notional account (that have not been used to purchase shares of Common Stock) shall be returned to the Participant, or in the case of the Participant's death, to the person(s) entitled to such amounts under Section 17, and the Participant's option shall be automatically terminated. If the Participant's termination of employment or change in status occurs within thirty (30) days before a Purchase Date, the accumulated payroll deductions shall be used to purchase shares on the Purchase Date.

12. Interest. No interest shall accrue on or be payable with respect to the payroll deductions of a Participant in the Plan.

13. Shares Reserved for Plan.

    13.1. Number of Shares. A total of two hundred and fifty thousand (250,000) shares of Common Stock have been reserved as authorized for the grant of options under the Plan. The shares of Common Stock may be newly issued shares or shares acquired on the open market. In addition, the number of shares remaining for the grant of options under the Company's 2021 Employee Stock Purchase Plan on the Effective Date shall be added to the reserve under this Plan and, thereafter, no options shall be granted under the 2021 Employee Stock Purchase Plan.

    13.2. Over-subscribed Offerings. The number of shares of Common Stock which a Participant may purchase in an Offering under the Plan may be reduced if the Offering is over-subscribed. No option granted under the Plan shall permit a Participant to purchase shares of Common Stock which, if added together with the total number of shares of Common Stock purchased by all other Participants in such Offering would exceed the total number of shares of Common Stock remaining available under the Plan. If the Committee determines that, on a particular Purchase Date, the number of shares of Common Stock with respect to which options are to be exercised exceeds the number of shares of Common Stock then available under the Plan, the Company shall make a pro rata allocation of the shares of Common Stock remaining available for purchase in as uniform a manner as practicable and as the Committee determines to be equitable.

14. Transferability. No payroll deductions credited to a Participant, nor any rights with respect to the exercise of an option or any rights to receive Common Stock hereunder may be assigned, transferred, pledged or otherwise disposed of in any way (other than by will, the laws of descent and distribution, or as provided in Section 17 hereof) by the Participant. Any attempt to assign, transfer, pledge or otherwise dispose of such rights or amounts shall be without effect.

15. Application of Funds. All payroll deductions received or held by the Company under the Plan may be used by the Company for any corporate purpose to the extent permitted by applicable law, and the Company shall not be required to segregate such payroll deductions or contributions.

16. Statements. Participants will be provided with statements at least annually which shall set forth the contributions made by the Participant to the Plan, the Purchase Price of any shares of Common Stock purchased with accumulated funds, the number of shares of Common Stock purchased, and any payroll deduction amounts remaining in the Participant's notional account.

17. Designation of Beneficiary. A Participant may file, on forms supplied by the Committee, a written designation of beneficiary who is to receive any shares of Common Stock and cash in respect of any fractional shares of Common Stock, if any, from the Participant's ESPP Share Account under the Plan in the event of such Participant's death. In addition, a Participant may

file a written designation of beneficiary who is to receive any cash withheld through payroll deductions and credited to the Participant's notional account in the event of the Participant's death prior to the Purchase Date of an Offering Period.

18. Adjustments Upon Changes in Capitalization; Dissolution or Liquidation; Corporate Transactions.

18.1. Adjustments. In the event that any dividend or other distribution (whether in the form of cash, Common Stock, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, or exchange of Common Stock or other securities of the Company, or other change in the Company's structure affecting the Common Stock occurs, then in order to prevent dilution or enlargement of the benefits or potential benefits intended to be made available under the Plan, the Committee will, in such manner as it deems equitable, adjust the number of shares and class of Common Stock that may be delivered under the Plan, the Purchase Price per share and the number of shares of Common Stock covered by each outstanding option under the Plan, and the numerical limits of Section 7 and Section 13.

18.2. Dissolution or Liquidation. Unless otherwise determined by the Committee, in the event of a proposed dissolution or liquidation of the Company, any Offering Period then in progress will be shortened by setting a new Purchase Date and the Offering Period will end immediately prior to the proposed dissolution or liquidation. The new Purchase Date will be before the date of the Company's proposed dissolution or liquidation. Before the new Purchase Date, the Committee will provide each Participant with written notice, which may be electronic, of the new Purchase Date and that the Participant's option will be exercised automatically on such date, unless before such time, the Participant has withdrawn from the Offering in accordance with Section 10.

18.3. Corporate Transaction. In the event of a Corporate Transaction, each outstanding option will be assumed or an equivalent option substituted by the successor corporation or a parent or Subsidiary of such successor corporation. If the successor corporation refuses to assume or substitute the option, the Offering Period with respect to which the option relates will be shortened by setting a new Purchase Date on which the Offering Period will end. The new Purchase Date will occur before the date of the Corporate Transaction. Prior to the new Purchase Date, the Committee will provide each Participant with written notice, which may be electronic, of the new Purchase Date and that the Participant's option will be exercised automatically on such date, unless before such time, the Participant has withdrawn from the Offering in accordance with Section 10.

19. General Provisions.

19.1. Equal Rights and Privileges. Notwithstanding any provision of the Plan to the contrary and in accordance with Section 423 of the Code, all Eligible Employees who are granted options under the Plan shall have the same rights and privileges.

19.2. No Right to Continued Service. Neither the Plan nor any compensation paid hereunder will confer on any Participant the right to continue as an Employee or in any other capacity.

19.3. Rights as Stockholder. A Participant will become a stockholder with respect to the shares of Common Stock that are purchased pursuant to options granted under the Plan when the shares are transferred to the Participant's ESPP Share Account. A Participant will have no rights as a stockholder with respect to shares of Common Stock for which an election to participate in an Offering Period has been made until such Participant becomes a stockholder as provided above.

19.4. Successors and Assigns. The Plan shall be binding on the Company and its successors and assigns.

19.5. Entire Plan. This Plan constitutes the entire plan with respect to the subject matter hereof and supersedes all prior plans with respect to the subject matter hereof.

19.6. Compliance with Law. The obligations of the Company with respect to payments under the Plan are subject to compliance with all applicable laws and regulations. Common Stock shall not be issued with respect to an option granted under the Plan unless the exercise of such option and the issuance and delivery of the shares of Common Stock pursuant thereto shall comply with all applicable provisions of law, including, without limitation, the Securities Act, the Exchange Act, and the requirements of any stock exchange upon which the shares may then be listed.

19.7. Notice of Disqualifying Dispositions. Each Participant shall give the Company prompt written notice of any disposition or other transfer of shares of Common Stock acquired pursuant to the exercise of an option acquired under the Plan, if such disposition or transfer is made within two (2) years after the Offering Date or within one (1) year after the Purchase Date.

19.8. <u>Term of Plan</u>. The Plan shall become effective on the Effective Date and, unless terminated earlier pursuant to Section 19.9, shall have a term of ten (10) years.

19.9. <u>Amendment or Termination</u>. The Committee may, in its sole discretion, amend, suspend or terminate the Plan at any time and for any reason. If the Plan is terminated, the Committee may elect to terminate all outstanding Offering Periods either immediately or once shares of Common Stock have been purchased on the next Purchase Date (which may, in the discretion of the Committee, be accelerated) or permit Offering Periods to expire in accordance with their terms (and subject to any adjustment in accordance with Section 18). If any Offering Period is terminated before its scheduled expiration, all amounts that have not been used to purchase shares of Common Stock will be returned to Participants (without interest, except as otherwise required by law) as soon as administratively practicable.

19.10. <u>Applicable Law</u>. The laws of the state of Maryland shall govern all questions concerning the construction, validity and interpretation of the Plan, without regard to such state's conflict of law rules.

19.11. <u>Stockholder Approval</u>. The Plan shall be subject to approval by the stockholders of the Company within twelve (12) months before or after the date the Plan is adopted by the Board.

19.12. <u>Section 423</u>. The Plan is intended to qualify as an "employee stock purchase plan" under Section 423 of the Code. Any provision of the Plan that is inconsistent with Section 423 of the Code shall be reformed to comply with Section 423 of the Code.

19.13. <u>Withholding</u>. To the extent required by applicable Federal, state or local law, a Participant must make arrangements satisfactory to the Company for the payment of any withholding or similar tax obligations that arise in connection with the Plan.

19.14. <u>Severability</u>. If any provision of the Plan shall for any reason be held to be invalid or unenforceable, such invalidity or unenforceability shall not affect any other provision hereof, and the Plan shall be construed as if such invalid or unenforceable provision were omitted.

19.15. <u>Headings</u>. The headings of sections herein are included solely for convenience and shall not affect the meaning of any of the provisions of the Plan.

The Board of Directors of Shore Bancshares, Inc. adopted the Plan on March 6, 2025.



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Year Ended December 31, 2024

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File No. 0-22345

Shore Bancshares

SHORE BANCSHARES, INC.
(Exact name of registrant as specified in its charter)

Maryland	**52-1974638**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
18 E. Dover Street, Easton, Maryland	**21601**
(Address of Principal Executive Offices)	(Zip Code)

Registrant's Telephone Number, Including Area Code: (410) 763-7800

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Trading Symbol(s)	Name of Each Exchange on Which Registered:
Common stock, $0.01 par value per share	**SHBI**	**The NASDAQ Global Select Market**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☑ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☑ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days ☑ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit files). ☑ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☑
Non-accelerated filer	☐	Smaller reporting company	☑
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act): Yes ☐ No ☑

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter based on the closing price of $11.45 per share: 275.6 million.

The number of shares outstanding of the registrant's common stock as of the latest practicable date: 33,352,164 as of March 6, 2025.

Documents Incorporated by Reference

Certain information required by Part III of this annual report is incorporated therein by reference to the definitive proxy statement for the 2025 Annual Meeting of Stockholders.

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TABLE OF CONTENTS

Cautionary note regarding forward-looking statements

This Annual Report on Form 10-K of Shore Bancshares, Inc. and subsidiaries (the "Company" or "Shore" and "we," "our" or "us" on a consolidated basis) contains forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995. These forward looking statements represent plans, estimates, objectives, goals, guidelines, expectations, intentions, projections and statements of our beliefs concerning future events, business plans, expected operating results and the assumptions upon which those statements are based. In some cases, you can identify these forward-looking statements by words like "may," "will," "should," "expect," "plan," "anticipate," "intend," "believe," "estimate," "predict," "potential," or "continue" or the negative of those words and other comparable terminology, although not all forward-looking statements contain these words. Forward-looking statements are not a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by, which such performance or results will be achieved. We caution that the forward-looking statements are based largely on our expectations and information available at the time the statements are made and are subject to a number of known and unknown risks and uncertainties that are subject to change based on factors, which are in many instances, beyond our control. Actual results, performance or achievements could differ materially from those contemplated, expressed or implied by the forward-looking statements. You should bear this in mind when reading this Annual Report on Form 10-K and not place undue reliance on these forward-looking statements.

The following factors, among others, could cause our financial performance to differ materially from that expressed in such forward-looking statements:

- general economic conditions, (including the interest rate environment, government economic and monetary policies, the strength of global financial markets and inflation/deflation and supply chain issues), whether national or regional, and conditions in the lending markets in which we participate that may have an adverse effect on the demand for our loans and other products, our credit quality and related levels of nonperforming assets and loan losses, and the value and salability of the real estate that we own or that is the collateral for our loans;
- adverse developments in the banking industry highlighted by high-profile bank failures and the potential impact of such developments on customer confidence, liquidity, and regulatory responses to these developments;
- the ability to effectively manage the information technology systems, including third-party vendors, cyber or data privacy incidents or other failures, disruptions or security breaches, and risk related to the development and use of artificial intelligence;
- the ability to develop and use technologies to provide products and services that will satisfy customer demands;
- results of examinations of us by our regulators, including the possibility that our regulators may, among other things, require us to increase our reserve for loan losses or to write-down assets;
- changing bank regulatory conditions, policies or programs, whether arising as new legislation or regulatory initiatives, which could lead to restrictions on activities of banks generally, or our subsidiary bank in particular, more restrictive regulatory capital requirements, increased costs, including deposit insurance premiums, regulation or prohibition of certain income producing activities or changes in the secondary market for loans and other products;
- changes in market rates and prices may adversely impact the value of securities, loans, deposits and other financial instruments and the interest rate sensitivity of our balance sheet;
- our liquidity requirements could be adversely affected by changes in our assets and liabilities;
- our ability to prudently manage our growth and execute our strategy;
- impairment of our goodwill and intangible assets;
- competitive factors among financial services organizations, including product and pricing pressures and our ability to attract, develop and retain qualified banking professionals;
- the effect of acquisitions we have made or may make, including, without limitation, the failure to achieve the expected revenue growth and/or expense savings from such acquisitions, and/or the failure to effectively integrate an acquisition target into our operations;
- the growth and profitability of noninterest or fee income being less than expected;
- the effect of legislative or regulatory developments, including changes in laws concerning taxes, banking, securities, insurance and other aspects of the financial services industry;
- the effect of any change in federal government enforcement of federal laws affecting the cannabis industry;
- the effect of changes in accounting policies and practices, as may be adopted by the Financial Accounting Standards Board (the "FASB"), the Securities and Exchange Commission (the "SEC"), the Public Company Accounting Oversight Board and other regulatory agencies;
- changes in U.S. trade policies, including the implementation of tariffs and other protectionist trade policies;
- the impact of governmental efforts to restructure or adjust the U.S. financial regulatory system;
- a deterioration of the credit rating for U.S. long-term sovereign debt, actions that the U.S. government may take to avoid exceeding the debt ceiling, and uncertainties surrounding the debt ceiling and the federal budget;
- the impact of recent or future changes in Federal Deposit Insurance Corporation (the "FDIC") insurance assessment rate or the rules and regulations related to the calculation of the FDIC insurance assessment amount, including any special assessments;
- the effect of fiscal and governmental policies of the U.S. federal government;
- climate change and other catastrophic events or disasters; and

- geopolitical conditions, including acts or threats of terrorism, actions taken by the United States or other governments in response to acts of terrorism, and/or military conflicts, which could impact business and economic conditions in the United States and abroad.

You should also consider carefully the Risk Factors contained in Item 1A. of Part I of this Annual Report on Form 10-K, which address additional factors that could cause our actual results to differ from those set forth in the forward-looking statements and could materially and adversely affect our business, operating results and financial condition. The risks discussed in this Annual Report on Form 10-K are factors that, individually or in the aggregate, management believes could cause our actual results to differ materially from expected and historical results. You should understand that it is not possible to predict or identify all such factors. Consequently, you should not consider such disclosures to be a complete discussion of all potential risks or uncertainties.

The forward-looking statements speak only as of the date on which they are made, and, except to the extent required by federal securities laws, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

Item 1. BUSINESS

OVERVIEW

General

The Company was incorporated under the laws of Maryland on March 15, 1996 and is a financial holding company registered under the Bank Holding Company Act of 1956, as amended (the "BHC Act"). The Company is the largest independent financial holding company located on the Eastern Shore of Maryland. The Company conducts business primarily through two wholly-owned subsidiaries, Shore United Bank, N.A. (the "Bank") and Mid-Maryland Title Company, Inc. (the "Title Company"). The Bank provides consumer and commercial banking products and services and secondary mortgage lending, trust, wealth management and financial planning services. The Title Company engages in title work related to real estate transactions. The Company, Bank and Title Company are Affirmative Action/ Equal Opportunity Employers.

Banking Products and Services

The Bank is a national banking association chartered under the laws of the United States with trust powers that can trace its origin to 1876. The Bank currently operates 40 full-service branches, 39 automatic teller machines (an "ATM"), 3 interactive teller machines, 10 loan production and administration offices, and provides a full range of commercial and consumer banking products and services to individuals, businesses, and other organizations in Baltimore County, Howard County, Kent County, Queen Anne's County, Caroline County, Talbot County, Dorchester County, Anne Arundel County, Charles County, St. Mary's County, Calvert County and Worcester County in Maryland, Kent County and Sussex County in Delaware and Fredericksburg City, Stafford County and Spotsylvania County in Virginia. The Bank's deposits are insured up to applicable legal limits by the FDIC.

Services provided to businesses include commercial checking, savings, certificates of deposit and overnight investment sweep accounts. The Bank offers all forms of commercial lending, including secured and unsecured loans, working capital loans, lines of credit, term loans, accounts receivable financing, real estate acquisition and development, construction loans and letters of credit. Treasury management services are also available, such as merchant card processing services, remote deposit capture, ACH origination, digital banking and telephone banking services.

Services provided to individuals include checking accounts, various savings programs, mortgage loans, home improvement loans, installment and other personal loans, credit cards, personal lines of credit, automobile and other consumer financing, safe deposit boxes, debit cards, 24-hour telephone banking, internet banking, mobile banking and 24-hour ATM services. Additionally, the Bank has Saturday hours and extended hours on certain evenings during the week for added customer convenience.

Business Strategy

The Company's business strategy is to establish a leading community banking franchise that delivers exceptional financial services to the communities we serve. This strategy has been implemented over the past several years through a combination of organic and strategic growth, both within and contiguous to our existing footprint.

On July 1, 2023, the Company completed the acquisition of The Community Financial Corporation ("TCFC") and its wholly-owned subsidiary Community Bank of the Chesapeake ("CBTC"). The transaction was valued at approximately $153.6 million and expanded the Bank's footprint into the Southern Maryland Counties of Charles, St. Mary's and Calvert and the greater Fredericksburg area in Virginia, which includes Fredericksburg City as well as Stafford and Spotsylvania Counties. At the time of the acquisition, TCFC added $2.4 billion in assets, $454.5 million in investments, $1.8 billion in loans, $2.1 billion in deposits, $150.6 million in brokered deposits, $69.0 million in Federal Home Loan Bank (the "FHLB") advances and $32.0 million in subordinated debt and trust preferred debentures. The excess of the fair value of net TCFC assets acquired over the merger consideration resulted in an $8.8 million bargain purchase gain.

Lending Activities

The Bank originates loans including commercial real estate, residential real estate, construction, commercial, consumer and credit cards.

- *Commercial Real Estate ("CRE") and Other Non-Residential Real Estate Loans.* The Bank's CRE loans are primarily secured by commercial buildings, multi-family buildings, agricultural purpose consumer properties, service industry buildings such as restaurants and hotels, retail buildings and general purpose business space. The Bank attempts to mitigate the risks associated with these loans through financial analyses, conservative underwriting procedures, including loan-to-value ratio standards, obtaining additional collateral and management's knowledge of the local economy in which the Bank lends.

- *Residential Real Estate Loans.* The Bank originates residential mortgage loans that are to be held in our loan portfolio as well as loans that are intended for sale in the secondary market. Loans sold in the secondary market are primarily sold to investors with which the Bank maintains a correspondent relationship. These loans are made in conformity with standard government-sponsored enterprise underwriting criteria required by the investors to assure maximum eligibility for resale in the secondary market and are approved either by the Bank's underwriter or the correspondent's underwriter. Additionally, loans that are sold into the secondary market are typically residential long-term loans (15 or more years), generally with fixed rates of interest. Loans retained for the Bank's portfolio typically include loans that periodically reprice or mature prior to the end of an amortized term. Generally, loans are sold with servicing retained which includes loans sold to the Federal National Mortgage Association ("Fannie Mae") or the Federal Home Loan Mortgage Corporation ("Freddie Mac"). As of December 31, 2024, the Bank was servicing $366.5 million in loans for Fannie Mae and $116.6 million in loans for Freddie Mac.

- *Construction Loans.* The Bank provides commercial and residential real estate construction loans to builders and individuals. Residential construction loans are usually granted based upon "as completed" appraisals and are secured by the property under construction. Additional collateral may be taken if loan-to-value ratios exceed 80%. Site inspections are performed to determine pre-specified stages of completion before loan proceeds are disbursed. These loans typically have maturities of six to twelve months and may have fixed or variable rate features. Permanent financing options for individuals include fixed and variable rate loans with three- and five-year balloon features and one-, three- and five-year adjustable rate mortgage loans. The Bank attempts to mitigate risks associated with these loans through conservative underwriting procedures such as loan-to-value ratios of 80% or less at origination, obtaining additional collateral when prudent, and closely monitoring construction projects to control disbursement of funds on loans.

- *Commercial Loans.* The Bank originates secured and unsecured loans for business purposes. Commercial loans are typically secured by real estate, accounts receivable, inventory, equipment and/or other assets of the business. Repayment is often dependent upon the successful operation of the business and may be affected by adverse conditions in the local economy or real estate market. The financial condition and cash flow of commercial borrowers is therefore carefully analyzed during the loan approval process, and continues to be monitored by obtaining business financial statements, personal financial statements and income tax returns. The frequency of this ongoing analysis depends upon the size and complexity of the credit and collateral that secures the loan. It is also the Bank's general policy to obtain personal guarantees from the principals of the commercial loan borrowers.

- *Consumer Loans.* A variety of consumer loans are offered to customers, including home equity loans, marine loans and other secured and unsecured lines of credit and term loans. Certain consumer loans are originated by a third-party on behalf of the Company. Careful analysis of an applicant's creditworthiness is performed before granting credit, and ongoing monitoring of loans outstanding is performed in an effort to minimize risk of loss by identifying problem loans early. The Company discontinued the issuance of new marine loans in June 2023 and only services the existing portfolio as of December 31, 2024.

- *Credit Card Loans.* The Bank offered unsecured credit card loans to commercial and consumer customers. Credit risk factors include the borrower's continuing financial stability, which can be adversely impacted by job loss, divorce, illness or personal bankruptcy, among other factors. The Company discontinued the issuance of new credit cards in April 2024 (except to select existing credit card customers) and only services the existing portfolio as of December 31, 2024.

Deposit Activities

The Bank offers a full array of deposit products including checking, savings and money market accounts, and regular and IRA certificates of deposit. The Bank also offers its certificate of deposit account registry service ("CDARS") program and the insured cash sweep ("ICS") program allowing customers the ability to insure deposits over $250,000 among other banks that participate in the CDARS and ICS networks while providing competitive rates and easy access to funds. In addition, we offer our commercial customers packages that include cash management services, various checking opportunities and other cash sweep products.

Title Services

The Company offers title services through its wholly-owned subsidiary, the Title Company, which engages in residential and commercial real estate settlement activities and offers title insurance policies, title search and lien satisfaction services.

Financial Services

The Company, through Wye Financial Partners, a division of the Bank, offers full-service investment, insurance and financial planning services through our broker/dealer, LPL Financial, to residents of the states of AL, AZ, CA, CO, CT, DE, DC, FL, GA, IN, KY, ME, MD, MA, MI, NJ, NY, NC, OH, PA, RI, SC, SD, TX, VA, WA and WV.

Trust Services

The Company, through Wye Trust, a division of the Bank, offers wealth management, corporate trustee services and trust administration to customers within our market areas and nationwide.

Cannabis Related Business

The Bank provides banking services to customers that are licensed by various states to do business in the cannabis industry as growers, processors and dispensaries. The Bank maintains stringent written policies and procedures related to the on-boarding of such businesses and to the monitoring and maintenance of such business accounts.

In accordance with federal regulatory guidance and industry best practices, the Bank performs a multilayered due diligence review of a cannabis business before the business is on-boarded, including site visits and confirmation that the business is properly licensed by the state in which it is conducting business. Throughout the relationship, the Bank continues to monitor the business, including site visits, to ensure that the cannabis business continues to meet stringent requirements, including maintenance of required licenses. The Bank performs periodic financial reviews of the business and monitors the business in accordance with the Bank Secrecy Act of 1970 ("BSA") and other state requirements.

Seasonality

The Company recognizes that certain customers have seasonality within their operations which indirectly impacts the Bank's liquidity. The Bank has significant banking relationships with state, county and local municipalities within Maryland, Virginia and Delaware who receive their funding from federal and state agencies, as well as, tax generating revenue, which is seasonal in nature.

Employees and Human Capital Resources

Our Mission and Culture

The Bank is built around the character of our people and our communities. We are dedicated to our clients, our employees, our communities and our shareholders. The Bank's corporate culture is defined by core values which include integrity, accountability, teamwork, and resilience. We value our employees by investing in competitive compensation and benefit packages and fostering a team environment centered on professional service and open communication. Attracting, retaining and developing qualified, engaged employees who embody these values are crucial to the success of the Bank and Company. We believe that relations with our employees are good.

Employee Demographics

As of December 31, 2024, the Bank employed 597 individuals, of which 584 were employed on a full-time basis (590 full-time equivalent employees). The Bank's employees were not represented by a collective bargaining agreement.

The Company has no employees and reimburses the Bank for estimated expenses, including an allocation of salaries and employee benefits.

Belonging and Inclusion

We are committed to building an inclusive work environment which are supported by our culture and values. We believe diversity of thought and experiences inspires our team to achieve more creative and innovative solutions for our customers. With a commitment to support an inclusive workplace, we focus on understanding, accepting, and valuing the differences between people.

Compensation and Benefits

The Bank's compensation and benefits package is designed to attract and retain a talented workforce. In addition to salaries, employee benefits include a 401(k) plan with an employer matching contribution, an employee stock purchase plan, medical insurance benefits, paid short-term and long-term disability and life insurance, flexible spending accounts, and tuition assistance.

Employee Health, Safety and Wellness

We are committed to supporting the safety, health and wellness of our employees. We provide paid time off (including parental and adoption leave), an employee assistance program and wellness benefits which include mental health support, coaching and other resources for employees and their immediate family members.

We have adopted a flexible approach to remote work which designates roles as remote, on-site or hybrid (a combination of on-site and remote work) based on specific job responsibilities and requirements.

Professional Development

The Bank invests in the growth of its employees by providing access to professional development and continuing education courses and seminars that are relevant to the banking industry and their job function within the Company. We offer our employees the opportunity to participate in various professional and leadership development programs. On-demand training opportunities include a variety of industry, technical, professional, business development, leadership and regulatory topics.

COMPETITION

Shore Bancshares, Inc. and its subsidiaries operate in a highly competitive environment. Our competitors include community banks, commercial banks, credit unions, thrifts, mortgage banking companies, investment advisory firms, brokerage firms, mutual and debt fund companies, private equity, fintechs, title companies and e-commerce and other internet-based companies. We compete on a local and regional basis for banking and investment products and services.

The primary factors when competing in the financial services market include personalized services, the quality and range of products and services, interest rates on loans and deposits, lending services, price, customer convenience, and our ability to attract and retain experienced employees.

To compete in our market areas, we utilize multiple media channels including print, online, social media, television, radio, direct mail, e-mail and digital signage. Our employees also play a significant role in maintaining existing relationships with customers while establishing new relationships to grow all areas of our businesses.

SUPERVISION AND REGULATION

General

The Company is a financial holding company registered with the Board of Governors of the Federal Reserve System (the "FRB") under the BHC Act and, as such, is subject to the supervision, examination and reporting requirements of the BHC Act and the regulations of the FRB.

The Bank is a national banking association, chartered by and subject to the supervision of the Office of the Comptroller of the Currency (the "OCC"). The deposits of the Bank are insured by the FDIC, so certain laws and regulations administered by the FDIC also govern its deposit-taking operations. In addition to the foregoing, the Bank is subject to numerous state and federal statutes and regulations that affect the business of banking generally.

Nonbank affiliates of the Company are subject to examination by the FRB, and, as affiliates of the Bank, may be subject to examination by the Bank's regulators from time to time.

To the extent that the following information describes statutory and regulatory provisions, it is qualified in its entirety by reference to the text of applicable statutory and regulatory provisions. Legislative and regulatory initiatives, which necessarily impact the regulation of the financial services industry, are introduced from time to time. We cannot predict whether or when potential legislation or new regulations will be enacted, and if enacted, the effect that new legislation or any implemented regulations and supervisory policies would have on our financial condition and results of operations. The Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), by way of example, contains a comprehensive set of provisions designed to govern the practices and oversight of financial institutions and other participants in the financial markets. The Dodd-Frank Act made extensive changes in the regulation of financial institutions and their holding companies. Some of the changes brought about by the Dodd-Frank Act have been modified by the Economic Growth, Regulatory Relief, and Consumer Protection Act of 2018 (the "Regulatory Relief Act"), signed into law on May 24, 2018. The Dodd-Frank Act has increased the regulatory burden and compliance costs of the Company. Moreover, bank regulatory agencies can be more aggressive in responding to concerns and trends identified in examinations, which could result in an increased issuance of enforcement actions to financial institutions requiring action to address credit quality, liquidity, risk management, and capital adequacy, as well as other safety and soundness concerns.

Regulation of Financial Holding Companies

The Gramm-Leach-Bliley Act (the "GLB Act") amended the BHC Act and repealed the affiliation provisions of the Glass-Steagall Act of 1933, which, taken together, limited the securities, insurance and other non-banking activities of any company that controls an FDIC insured financial institution. Under the GLB Act, a bank holding company can elect, subject to certain qualifications, to become a "financial holding company." The GLB Act provides that a financial holding company may engage in a full range of financial activities, including insurance and securities underwriting and agency activities, merchant banking, and insurance company portfolio investment activities, with expedited notice procedures. The Company is a financial holding company.

Under FRB policy, the Company is expected to act as a source of strength to the Bank, and the FRB may charge the Company with engaging in unsafe and unsound practices for failure to commit resources to the Bank when required. This support may be required at times when the Company may not have the resources to provide the support. Under the prompt corrective action provisions, if a controlled bank is undercapitalized, then the regulators could require the bank holding company to guarantee the bank's capital restoration plan. In addition, if the FRB believes that a company's activities, assets or affiliates represent a significant risk to the financial safety, soundness or stability of a controlled bank, then the FRB could require the bank holding company to terminate the activities, liquidate the assets or divest its affiliates. The regulators may require these and other actions in support of controlled banks even if such actions are not in the best interests of the bank holding company or its stockholders. Because the Company is a bank holding company, it is viewed as a source of financial and managerial strength for any controlled depository institutions, like the Bank.

The Dodd-Frank Act, enacted in 2010, made sweeping changes to the financial regulatory landscape that impacts all financial institutions, including the Company and the Bank. The Dodd-Frank Act directs federal bank regulators to require that all companies that directly or indirectly control an insured depository institution serve as sources of financial strength for the institution. The term "source of financial strength" is defined under the Dodd-Frank Act as the ability of a company to provide financial assistance to its insured depository institution subsidiaries in the event of financial distress. The appropriate federal banking agency for such a depository institution may require reports from companies that control the insured depository institution to assess their abilities to serve as sources of strength and to enforce compliance with the source-of-strength requirements. The appropriate federal banking agency may also require a holding company to provide financial assistance to a bank with impaired capital. Under this requirement, the Company could be required to provide financial assistance to the Bank should it experience financial distress.

Federal Regulation of Banks

The OCC may prohibit national banking associations, such as the Bank, from engaging in activities or investments that the OCC believes are unsafe or unsound banking practices. The OCC has extensive enforcement authority over national banking associations to prohibit or correct activities that violate law, regulation or a regulatory agreement or which are deemed to be unsafe or unsound practices. Enforcement actions may include the appointment of a conservator or receiver, the issuance of a cease and desist order, the termination of deposit insurance, the imposition of civil money penalties on the institution, its directors, officers, employees and institution-affiliated parties, the issuance of directives to increase capital, the issuance of formal and informal agreements, the removal of or restrictions on directors, officers, employees and institution-affiliated parties, and the enforcement of any such mechanisms through restraining orders or other court actions.

The Bank is subject to the provisions of Section 23A and Section 23B of the Federal Reserve Act. Section 23A limits the amount of loans or extensions of credit to, and investments in, the Company and its nonbank affiliates by the Bank. Section 23B requires that transactions between the Bank and the Company and its nonbank affiliates be on terms and under circumstances that are substantially the same as with non-affiliates.

The Bank is also subject to certain restrictions on extensions of credit to executive officers, directors and principal stockholders or any related interest of such persons, which generally require that such credit extensions be made on substantially the same terms as are available to third parties dealing with the Bank and not involve more than the normal risk of repayment. Other laws tie the maximum amount that may be loaned to any one customer and its related interests to capital levels.

As part of the Federal Deposit Insurance Company Improvement Act of 1991, each federal banking regulator adopted non-capital safety and soundness standards for institutions under its authority. These standards include internal controls, information systems and internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, and compensation, fees and benefits. An institution that fails to meet those standards may be required by the agency to develop a plan acceptable to meet the standards. Failure to submit or implement such a plan may subject the institution to regulatory sanctions. The Federal Deposit Insurance Company Improvement Act of 1991 also imposes capital standards on insured depository institutions. The Company, on behalf of the Bank, believes that the Bank meets substantially all standards that have been adopted.

Deposit Insurance

Our deposits are insured up to applicable limits by the Deposit Insurance Fund ("DIF") of the FDIC. Deposit insurance is mandatory. We are required to pay assessments to the FDIC on a quarterly basis. The assessment amount is the product of multiplying the assessment base by the assessment amount.

The assessment base against which the assessment rate is applied to determine the total assessment due for a given period is the depository institution's average total consolidated assets during the assessment period less average tangible equity during that assessment period. Tangible equity is defined in the assessment rule as Tier 1 Capital and is calculated monthly, unless the insured depository institution has less than $1 billion in assets, in which case the insured depository institution calculates Tier 1 Capital on an end-of-quarter basis. Parents or holding companies of other insured depository institutions are required to report separately from their subsidiary depository institutions.

The FDIC's methodology for setting assessments for individual banks has changed over time, although the broad policy is that lower-risk institutions should pay lower assessments than higher-risk institutions. The FDIC now uses a methodology, known as the "financial ratios method," that began to apply on July 1, 2016, in order to meet requirements of the Dodd-Frank Act. The statute established a minimum designated reserve ratio, for the DIF of 1.35% of the estimated insured deposits and required the FDIC to adopt a restoration plan should the reserve ratio fall below 1.35%. The financial ratios took effect when the designated reserve ratio exceeded 1.15%. The FDIC declared that the DIF reserve ratio exceeded 1.15% by the end of the second quarter of 2016. Accordingly, beginning July 1, 2016, the FDIC began to use the financial ratios method. This methodology assigns a specific assessment rate to each institution based on the institution's leverage capital, supervisory ratings, and information from the institution's call report. Under this methodology, the assessment rate schedules used to determine assessments due from insured depository institutions become progressively lower when the reserve ratio in the DIF exceeds 2.0% and 2.5%.

On October 18, 2022, the FDIC adopted a final rule that increased initial base deposit insurance assessment rates by 2 basis points, which began with the first quarterly assessment period of 2023. The increase was instituted to account for extraordinary growth in insured deposits during the first and second quarters of 2020, which caused a substantial decrease in the DIF reserve ratio. The new assessment rate schedules are expected to remain in effect until the DIF reserve ratio meets or exceeds 2%.

Also, in the final rule adopted on October 18, 2022, the FDIC incorporated Accounting Standards Update ("ASU") 2022-02, Financial Instruments - Credit Losses (Topic 326) Troubled Debt Restructurings and Vintage Disclosures in the risk-based deposit insurance assessment system applicable to all large and highly complex insured depository institutions.

The Dodd-Frank Act also raised the limit for federal deposit insurance to $250,000 for most deposit accounts and increased the cash limit of Securities Investor Protection Corporation protection from $100,000 to $250,000.

The FDIC has authority to increase insurance assessments. A significant increase in insurance assessments would likely have an adverse effect on our operating expenses and results of operations. We cannot predict what insurance assessment rates will be in the future. Furthermore, deposit insurance may be terminated by the FDIC upon a finding that an insured depository institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC.

The Bank is required to monitor large deposit relationships and concentration risks in accordance with FDIC policy. This includes monitoring deposit concentrations and maintaining fund management policies and strategies that take into account potentially volatile concentrations and significant deposits that mature simultaneously. The FDIC defines a large depositor as a customer or entity that owns or controls 2% or more of a bank's total deposits.

Capital Adequacy Guidelines

Bank holding companies and banks are subject to various regulatory capital requirements administered by state and federal agencies. These agencies may establish higher minimum requirements if, for example, a banking organization previously has received special attention or has a high susceptibility to interest rate risk. Risk-based capital requirements determine the adequacy of capital based on the risk inherent in various classes of assets and off-balance sheet items. Under the Dodd-Frank Act, the FRB must apply consolidated capital requirements to depository institution holding companies that are no less stringent than those currently applied to depository institutions. The Dodd-Frank Act additionally requires capital requirements to be counter cyclical so that the required amount of capital increases in times of economic expansion and decreases in times of economic contraction, consistent with safety and soundness.

Under federal regulations, bank holding companies and banks must meet certain risk-based capital requirements. Effective as of January 1, 2015, the Basel III final capital framework ("Basel III") required financial institutions to maintain a minimum "capital conservation buffer" on top of each of the minimum risk-based capital ratios to avoid restrictions on capital distributions such as dividends and equity repurchases and other payments such as discretionary bonuses to executive officers.

Basel III subjects banks to the following risk-based capital requirements:

- a minimum ratio of common equity Tier 1 ("CET1") to risk-weighted assets of at least 4.5%, plus a 2.5% capital conservation buffer, or 7.0%;

- a minimum ratio of Tier 1 capital to risk-weighted assets of at least 6.0%, plus the capital conservation buffer, or 8.5%;

- a minimum ratio of Total (Tier 1 plus Tier 2) capital to risk-weighted assets of at least 8.0%, plus the capital conservation buffer, or 10.5%; and

- a minimum leverage ratio of 4.0%, calculated as the ratio of Tier 1 capital to balance sheet exposures plus certain off-balance sheet exposures.

Basel III provides for a number of deductions from and adjustments to CET1. These include, for example, the requirement that mortgage servicing rights, deferred tax assets dependent upon future taxable income and significant investments in non-consolidated financial entities be deducted from CET1 to the extent that any one such category exceeds 10.0% of CET1 or all such categories in the aggregate exceed 15.0% of CET1. Basel III also includes, as part of the definition of CET1 capital, a requirement that banking institutions include the amount of accumulated other comprehensive income ("AOCI") (which primarily consists of unrealized gains and non-credit related unrealized losses on available for sale securities, which are not required to be treated as other-than-temporary impairment, net of tax) in calculating regulatory capital. Banking institutions had the option to opt out of including AOCI in CET1 capital if they elected to do so in their first regulatory report following January 1, 2015. As permitted by Basel III, the Company and the Bank have elected to exclude AOCI from CET1.

In addition, goodwill and most intangible assets are deducted from Tier 1 capital. For purposes of applicable total risk-based capital regulatory guidelines, Tier 2 capital (sometimes referred to as "supplementary capital") is defined to include, subject to limitations: perpetual preferred stock not included in Tier 1 capital, intermediate-term preferred stock and any related surplus, certain hybrid capital instruments, perpetual debt and mandatory convertible debt securities, allowances for loan and lease losses and intermediate-term subordinated debt instruments. The maximum amount of qualifying Tier 2 capital is 100% of qualifying Tier 1 capital. For purposes of determining total capital under federal guidelines, total capital equals Tier 1 capital, plus qualifying Tier 2 capital, minus investments in unconsolidated subsidiaries, reciprocal holdings of bank holding company capital securities and deferred tax assets and other deductions.

Basel III changed the manner of calculating risk-weighted assets. New methodologies for determining risk-weighted assets in the general capital rules are included, including revisions to recognition of credit risk mitigation, including a greater recognition of financial collateral and a wider range of eligible guarantors. They also include risk weighting of equity exposures and past due loans, and higher (greater than 100%) risk weighting for certain CRE exposures that have higher credit risk profiles, including higher loan-to-value and equity components. In particular, loans categorized as "high-volatility CRE" loans, as defined pursuant to applicable federal regulations, are required to be assigned a 150% risk weighting, and require additional capital support.

In addition to the uniform risk-based capital guidelines and regulatory capital ratios that apply across the industry, the regulators have the discretion to set individual minimum capital requirements for specific institutions at rates significantly above the minimum guidelines and ratios. Future changes in regulations or practices could further reduce the amount of capital recognized for purposes of capital adequacy. Such a change could affect our ability to grow and could restrict the amount of profits, if any, available for the payment of dividends.

In addition, the Dodd-Frank Act requires the federal banking agencies to adopt capital requirements that address the risks that the activities of an institution poses to the institution and the public and private stakeholders, including risks arising from certain enumerated activities.

Basel III is currently applicable to the Bank and the Company. Overall, the Company's implementation of Basel III did not have a material adverse effect on the Company's or the Bank's capital ratios, earnings, stockholders' equity, or its ability to pay dividends, effect stock repurchases or pay discretionary bonuses to executive officers.

In December 2017, the Basel Committee published standards that it described as the finalization of the Basel III post-crisis regulatory reforms (the standards are commonly referred to as "Basel IV"). Among other things, these standards revise the Basel Committee's standardized approach for credit risk (including recalibrating risk weights and introducing new capital requirements for certain "unconditionally cancellable commitments," such as unused credit card lines of credit) and provides a new standardized approach for operational risk capital. Under the Basel framework, these standards were generally effective on January 1, 2022, with an aggregate output floor phasing in through January 1, 2027. Under the current U.S. capital rules, operational risk capital requirements and a capital floor apply only to advanced approaches institutions, and not to the Company or the Bank. The impact of Basel IV on us will depend on the manner in which it is implemented by the federal bank regulators.

In 2018, the federal bank regulatory agencies issued a variety of proposals and made statements concerning regulatory capital standards. These proposals touched on such areas as CRE exposure, credit loss allowances under generally accepted accounting principles and capital requirements for covered swap entities, among others. Public statements by key agency officials have also suggested a revisiting of capital policy and supervisory approaches on a going-forward basis. In July 2019, the federal bank regulators adopted a final rule that simplifies the capital treatment for certain deferred tax assets, mortgage servicing assets, investments in non-consolidated financial entities and minority interests for banking organizations, such as the Company and the Bank, which are not subject to the advanced approaches requirements.

Prompt Corrective Action

The federal banking regulators are required to take "prompt corrective action" with respect to capital-deficient institutions. Federal banking regulations define, for each capital category, the levels at which institutions are "well capitalized," "adequately capitalized," "undercapitalized," "significantly undercapitalized" and "critically undercapitalized." Under applicable regulations, as of December 31, 2024, the Bank was "well capitalized," which means it had a CET1 capital ratio of 6.5% or higher; a Tier 1 risk-based capital ratio of 8.0% or higher; a total risk-based capital ratio of 10.0% or higher; a leverage ratio of 5.0% or higher; and was not subject to any written agreement, order or directive requiring it to maintain a specific capital level for any capital measure.

As noted above, Basel III integrates the capital requirements into the prompt corrective action category definitions set forth below.

Capital Category	Total Risk-Based Capital Ratio	Tier 1 Risk-Based Capital Ratio	Common Equity Tier 1 (CET1) Capital Ratio	Leverage Ratio	Tangible Equity to Assets	Supplemental Leverage Ratio
Well Capitalized	10.0% or greater	8.0% or greater	6.5% or greater	5.0% or greater	n/a	n/a
Adequately Capitalized	8.0% or greater	6.0% or greater	4.5% or greater	4.0% or greater	n/a	3.0% or greater
Undercapitalized	Less than 8.0%	Less than 6.0%	Less than 4.5%	Less than 4.0%	n/a	Less than 3.0%
Significantly Undercapitalized	Less than 6.0%	Less than 4.0%	Less than 3.0%	Less than 3.0%	n/a	n/a
Critically Undercapitalized	n/a	n/a	n/a	n/a	Less than 2.0%	n/a

As of December 31, 2024, the Bank and the Company exceeded all regulatory capital requirements and exceeded the minimum CET1, Tier 1 and total capital ratio inclusive of the fully phased-in capital conservation buffer of 7.0%, 8.5%, and 10.5%, respectively.

An institution may be downgraded to, or deemed to be in, a capital category that is lower than indicated by its capital ratios if it is determined to be in an unsafe or unsound condition or if it receives an unsatisfactory examination rating with respect to certain matters. An institution's capital category is determined solely for the purpose of applying prompt corrective action regulations, and the capital category may not constitute an accurate representation of the institution's overall financial condition or prospects for other purposes.

In the event an institution becomes "undercapitalized," it must submit a capital restoration plan. The capital restoration plan will not be accepted by the regulators unless each company having control of the undercapitalized institution guarantees the subsidiary's compliance with the capital restoration plan up to a certain specified amount. Any such guarantee from a depository institution's holding company is entitled to a priority of payment in bankruptcy. The aggregate liability of the holding company of an undercapitalized bank is limited to the lesser of 5% of the institution's assets at the time it became undercapitalized or the amount necessary to cause the institution to be "adequately capitalized." The bank regulators have greater power in situations where an institution becomes "significantly" or "critically" undercapitalized or fails to submit a capital restoration plan. In addition to requiring undercapitalized institutions to submit a capital restoration plan, bank regulations contain broad restrictions on certain activities of undercapitalized institutions including asset growth, acquisitions, branch establishment and expansion into new lines of business. With certain exceptions, an insured depository institution is prohibited from making capital distributions, including dividends, and is prohibited from paying management fees to control persons if the institution would be undercapitalized after any such distribution or payment.

As an institution's capital decreases, the regulators' enforcement powers become more severe. A significantly undercapitalized institution is subject to mandated capital raising activities, restrictions on interest rates paid and transactions with affiliates, removal of management, and other restrictions. A regulator has limited discretion in dealing with a critically undercapitalized institution and is virtually required to appoint a receiver or conservator.

Banks with risk-based capital and leverage ratios below the required minimums may also be subject to certain administrative actions, including the termination of deposit insurance upon notice and hearing, or a temporary suspension of insurance without a hearing in the event the institution has no tangible capital.

Safety and Soundness Standards

The federal banking agencies have adopted guidelines designed to assist such agencies in identifying and addressing potential safety and soundness concerns before capital becomes impaired. The guidelines set forth operational and managerial standards relating to: (i) internal controls, information systems and internal audit systems; (ii) loan documentation; (iii) credit underwriting; (iv) asset growth; (v) earnings; and (vi) compensation, fees and benefits.

In addition, the federal banking agencies have also adopted safety and soundness guidelines with respect to asset quality and for evaluating and monitoring earnings to ensure that earnings are sufficient for the maintenance of adequate capital and reserves. These guidelines provide six standards for establishing and maintaining a system to identify problem assets and prevent those assets from deteriorating. Under these standards, an insured depository institution should: (i) conduct periodic asset quality reviews to identify problem assets; (ii) estimate the inherent losses in problem assets and establish reserves that are sufficient to absorb estimated losses; (iii) compare problem asset totals to capital; (iv) take appropriate corrective action to resolve problem assets; (v) consider the size and potential risks of material asset concentrations; and (vi) provide periodic asset quality reports with adequate information for management and the board of directors to assess the level of asset risk.

Acquisitions

On September 17, 2024, the FDIC, the OCC and the U.S. Department of Justice ("DOJ"), each announced new rules and policy statements impacting their bank merger review processes.

Among these actions, the FDIC approved a final statement of policy on bank merger transactions (the "2024 Statement") and the OCC approved a final rule updating the agency's regulations for business combinations involving national banks and federal savings associations. The OCC's final rule modifies its procedures for reviewing bank merger applications under the Bank Merger Act, including the elimination of the expedited bank merger review and the streamlined application procedures. The OCC's final rule also includes a new policy statement that addresses the substantive standards that it will use to evaluate bank merger applications, including indicators that point in favor of likely approval or rejection.

Concurrent with the FDIC and OCC announcements, the DOJ withdrew from its 1995 Bank Merger Guidelines and announced that it would consider bank mergers under its 2023 Merger Guidelines, which are not industry specific, as well as a separate, recently adopted bank merger addendum.

On March 3, 2025, the FDIC approved a proposal to rescind the 2024 Statement and reinstate, on an interim basis, the statement of policy on bank merger transactions that was in effect prior to the 2024 Statement. It remains unclear whether the OCC under anticipated new leadership will also reconsider its new regulation and policy statement.

Community Reinvestment Act

The Community Reinvestment Act (the "CRA") requires the federal banking regulatory agencies to assess all financial institutions that they regulate to determine whether these institutions are meeting the credit needs of the communities they serve, including their assessment area(s) (as established for these purposes in accordance with applicable regulations based principally on the location of branch offices). In addition to substantial penalties and corrective measures that may be required for a violation of certain fair lending laws, the federal banking agencies may take compliance with such laws and the CRA into account when regulating and supervising other activities. Under the CRA, institutions are assigned a rating of "outstanding," "satisfactory," "needs to improve" or "unsatisfactory." An institution's record in meeting the requirements of the CRA is based on a performance-based evaluation system, and is made publicly available and is taken into consideration in evaluating any applications it files with federal regulators to engage in certain activities, including approval of a branch or other deposit facility, mergers and acquisitions, office relocations, or expansions into nonbanking activities. Our Bank received a "satisfactory" rating in its most recent CRA evaluation.

In October 2023, the OCC, together with the FRB and FDIC, issued a joint final rule to modernize the CRA regulatory framework. On March 29, 2024, the federal court paused the enforcement of the new rules in response to a lawsuit filed by several trade groups. We will continue to monitor the litigation until resolved. We have also begun efforts to evaluate the impact of the new rule and to develop a strategy to ensure compliance.

Anti-Terrorism, Money Laundering Legislation and OFAC

The Bank is subject to the BSA and the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001. These statutes and related rules and regulations impose requirements and limitations on specified financial transactions and accounts and other relationships intended to guard against money laundering and terrorism financing. The principal requirements for an insured depository institution include (i) establishment of an anti-money laundering program that includes training and audit components, (ii) establishment of a "know your customer" program involving due diligence to confirm the identities of persons seeking to open accounts and to deny accounts to those persons unable to demonstrate their identities, (iii) the filing of currency transaction reports for deposits and withdrawals of large amounts of cash and suspicious activities reports for activity that might signify money laundering, tax evasion, or other criminal activities, (iv) additional precautions for accounts sought and managed for non-U.S. persons and (v) verification and certification of money laundering risk with respect to private banking and foreign correspondent banking relationships. For many of these tasks a bank must keep records to be made available to its primary federal regulator. Anti-money laundering rules and policies are developed by a bureau within the U.S. Department of the Treasury's Financial Crimes Enforcement Network ("FinCEN"), but compliance by individual institutions is overseen by its primary federal regulator.

The Bank has established appropriate anti-money laundering and customer identification programs. The Bank also maintains records of cash purchases of negotiable instruments, files reports of certain cash transactions exceeding $10,000 (daily aggregate amount) and reports suspicious activity that might signify money laundering, tax evasion, or other criminal activities pursuant to the BSA. The Bank otherwise has implemented policies and procedures to comply with the foregoing requirements.

The U.S. Department of Treasury's Office of Foreign Assets Control ("OFAC"), administers and enforces economic and trade sanctions against targeted foreign countries and persons, as defined by various Executive Orders and Acts of Congress. OFAC publishes lists of persons that are the target of sanctions, including the List of Specially Designated Nationals and Blocked Persons. Financial institutions are responsible for, among other things, blocking accounts of and transactions with sanctioned persons and countries, prohibiting unlicensed trade and financial transactions with them and reporting blocked and rejected transactions after their occurrence. If the Company or the Bank finds a name or other information on any transaction, account or wire transfer that is on an OFAC list or that otherwise indicates that the transaction involves a target of sanctions, the Company or the Bank generally must freeze or block such account or transaction, file a suspicious activity report, and notify the appropriate authorities. Banking regulators examine banks for compliance with the economic sanctions regulations administered by OFAC.

The Bank has implemented policies and procedures to comply with the foregoing requirements.

Data Privacy and Cybersecurity

The federal bank regulatory agencies have adopted guidelines for safeguarding confidential, personal, non-public customer information. These guidelines require each financial institution, under the supervision and ongoing oversight of its board of directors or an appropriate committee thereof, to create, implement, and maintain a comprehensive written information security program designed to ensure the security and confidentiality of customer information, protect against any anticipated threats or hazard to the security or integrity of such information, and protect against unauthorized access to or use of such information that could result in substantial harm or inconvenience to any customer. We have adopted a customer information security program to comply with these requirements.

The GLB Act requires financial institutions to implement policies and procedures regarding the disclosure of non-public personal information about consumers to non-affiliated third parties. The GLB Act requires disclosures to consumers on policies and procedures regarding the disclosure of such non-public personal information and, except as otherwise required by law, prohibit disclosing such information except as provided in the Bank's policies and procedures. We have implemented privacy policies addressing these restrictions that are distributed regularly to all existing and new customers of the Bank.

In March 2015, federal regulators issued two related statements regarding cybersecurity. One statement indicates that financial institutions should design multiple layers of security controls to establish lines of defense and to ensure that their risk management processes also address the risk posed by compromised customer credentials, including security measures to reliably authenticate customers accessing Internet-based services of the financial institution. The other statement indicates that a financial institution's management is expected to maintain sufficient business continuity planning processes to ensure the rapid recovery, resumption and maintenance of the institution's operations after a cyber-attack involving destructive malware. A financial institution is also expected to develop appropriate processes to enable recovery of data and business operations and address rebuilding network capabilities and restoring data if the institution or its critical service providers fall victim to this type of cyber-attack. If we fail to observe the regulatory guidance, we could be subject to various regulatory sanctions, including financial penalties.

In November 2021, the federal bank regulatory agencies issued a joint rule establishing computer-security incident notification requirements for banking organizations and their service providers. This rule requires new notifications when a banking organization experiences a computer-security incident.

State regulators have been increasingly active in implementing privacy and cybersecurity standards and regulations. Recently, several states have adopted regulations requiring certain financial institutions to implement cybersecurity programs and providing detailed requirements with respect to these programs, including data encryption requirements.

Many states have also recently implemented or modified their data breach notification and data privacy requirements. In June 2018, the California legislature passed the California Consumer Privacy Act of 2018, which took effect on January 1, 2020. The California Consumer Privacy Act of 2018, which covers businesses that obtain or access personal information on California resident consumers, grants consumers enhanced privacy rights and control over their personal information and imposes significant requirements on covered companies with respect to consumer data privacy rights. We expect this trend of state-level activity to continue, and are continually monitoring developments in the states in which we operate.

In July 2023, the SEC adopted rules requiring registrants to disclose material cybersecurity incidents experienced and describe the material aspects of their nature, scope and timing. The rules, which supersede their previously interpreted guidance published in February 2018, also require annual disclosures describing a company's cybersecurity risk management, strategy and governance. These SEC rules, and any other regulatory guidance, are in addition to notification and disclosure requirements under state and federal banking law and regulations. See Item 1A. Risk Factors for a further discussion of risks related to cybersecurity and Item 1C. Cybersecurity for a further discussion of the Company's risk management strategies and governance processes related to cybersecurity.

The Consumer Financial Protection Bureau

The Dodd-Frank Act created the Consumer Financial Protection Bureau ("CFPB"), which is an independent bureau with broad authority to regulate the consumer finance industry, including regulated financial institutions, nonbanks and others involved in extending credit to consumers. The CFPB has authority through rulemaking, orders, policy statements, guidance, and enforcement actions to administer and enforce federal consumer financial laws, to oversee several entities and market segments not previously under the supervision of a federal regulator, and to impose its own regulations and pursue enforcement actions when it determines that a practice is unfair, deceptive, or abusive. The federal consumer financial laws and all the functions and responsibilities associated with them, many of which were previously enforced by other federal regulatory agencies, were transferred to the CFPB on July 21, 2011. While the CFPB has the power to interpret, administer, and enforce federal consumer financial laws, the Dodd-Frank Act provides that the federal banking regulatory agencies continue to have examination and enforcement powers over the financial institutions that they supervise relating to the matters within the jurisdiction of the CFPB if such institutions have less than $10 billion in assets. The Dodd-Frank Act also gives state attorneys general the ability to enforce federal consumer protection laws.

Mortgage Loan Origination

The Dodd-Frank Act authorizes the CFPB to establish certain minimum standards for the origination of residential mortgages, including a determination of the borrower's ability to repay. Under the Dodd-Frank Act and the implementing final rule adopted by the CFPB (the "ATR/QM Rule"), a financial institution may not make a residential mortgage loan to a consumer unless it first makes a "reasonable and good faith determination" that the consumer has a "reasonable ability" to repay the loan. In addition, the ATR/QM Rule limits prepayment penalties and permits borrowers to raise certain defenses to foreclosure if the financial institution has not complied with these requirements. The ATR/QM Rule defines a "qualified mortgage" to include a loan with a borrower debt-to-income ratio of less than or equal to 43% or, alternatively, a loan eligible for purchase by Fannie Mae or Freddie Mac while they operate under federal conservatorship or receivership (the "Fannie/Freddie QM Alternative"), and loans that comply with similar ATR/QM rules established by the Federal Housing Administration, Veterans Administration, or U.S. Department of Agriculture. Additionally, a qualified mortgage may not: (i) contain excess upfront points and fees; (ii) have a term greater than 30 years; or (iii) include interest only or negative amortization payments. The ATR/QM Rule specifies the types of income and assets that may be considered in the ability-to-repay determination, the permissible sources for verification, and the required methods of calculating the loan's monthly payments. The ATR/QM Rule became effective in January 2014.

The CFPB amended the ATR/QM rule in December of 2020. One of the amendments modifies the requirements for a loan to qualify as a qualified mortgage as well as certain other provisions in the ATR/QM Rule, and eliminates the Fannie/Freddie QM Alternative. This amendment essentially replaces the 43% debt-to-income limit with an annual percentage rate-based limitation, which for most loans requires that the loan's annual percentage rate not exceed the average prime offer rate for a comparable transaction by 2.25 percentage points or more as of the date the interest rate is set.

A second amendment creates a new class of qualified mortgages, called "seasoned qualified mortgages," which are essentially first-lien loans that could not be classified as qualified mortgages when originated for reason only that they had debt-to-income ratios above 43%, but which have been held by the original creditor (or the first purchaser) for at least 36 months, during which time the borrower had no more than two 30-day delinquencies and no delinquencies of 60 days or more.

Both of these amendments were originally slated to become effective on March 1, 2021, but the amendment eliminating the Fannie/Freddie QM Alternative was given a mandatory compliance date of July 1, 2021 (the same date that the Fannie/Freddie QM Alternative was set to expire). However, the mandatory compliance date for the elimination of the Fannie/Freddie QM Alternative was subsequently extended until October 2022. Despite this extension, Fannie and Freddie stopped buying loans, with application dates on or after July 1, 2021, that only qualified as qualified mortgages based on the Fannie/Freddie QM Alternative.

The Regulatory Relief Act provides that for certain insured depository institutions and insured credit unions with less than $10 billion in total consolidated assets, mortgage loans that are originated and retained in portfolio will automatically be deemed to satisfy the "ability to repay" requirement. To qualify for this, the insured depository institutions and credit unions must meet conditions relating to prepayment penalties, points and fees, negative amortization, interest-only features and documentation.

The Regulatory Relief Act also directs federal banking agencies to issue regulations exempting certain insured depository institutions and insured credit unions with assets of $10 billion or less from the requirement to establish escrow accounts for certain residential mortgage loans.

It also exempts insured depository institutions and insured credit unions that originated fewer than 500 closed-end mortgage loans or 500 open-end lines of credit in each of the two preceding years from a subset of disclosure requirements (recently imposed by the CFPB) under the Home Mortgage Disclosure Act, provided they have received certain minimum CRA ratings in their most recent examinations.

The Regulatory Relief Act also directs the OCC to conduct a study assessing the effect of the exemption described above on the amount of Home Mortgage Disclosure Act data available at the national and local level.

In addition, Section 941 of the Dodd-Frank Act amended the Securities Exchange Act of 1934, as amended (the "Exchange Act") to require sponsors of asset-backed securities to retain at least 5% of the credit risk of the assets underlying the securities and generally prohibits sponsors from transferring or hedging that credit risk. In October 2014, the federal banking regulatory agencies adopted a final rule to implement this requirement (the "Risk Retention Rule"). Among other things, the Risk Retention Rule requires a securitizer to retain not less than 5% of the credit risk of any asset that the securitizer, through the issuance of an asset-backed security, transfers, sells, or conveys to a third party; and prohibits a securitizer from directly or indirectly hedging or otherwise transferring the credit risk that the securitizer is required to retain. In certain situations, the final rule allows securitizers to allocate a portion of the risk retention requirement to the originator(s) of the securitized assets, if an originator contributes at least 20% of the assets in the securitization. The Risk Retention Rule also provides an exemption to the risk retention requirements for an asset-backed security collateralized exclusively by Qualified Residential Mortgages, and ties the definition of a Qualified Residential Mortgage to the definition of a "qualified mortgage" established by the CFPB for purposes of evaluating a consumer's ability to repay a mortgage loan. The federal banking agencies agreed to review the definition of Qualified Residential Mortgages in 2019, following the CFPB's own review of its "qualified mortgage" regulation. For purposes of residential mortgage securitizations, the Risk Retention Rule took effect on December 24, 2015. For all other securitizations, the rule took effect on December 24, 2016.

Other Provisions of the Dodd-Frank Act

The Dodd-Frank Act implements far-reaching changes across the financial regulatory landscape. In addition to the reforms previously mentioned, the Dodd-Frank Act also:

- requires bank holding companies and banks to be both well capitalized and well managed in order to acquire banks located outside their home state and requires any bank holding company electing to be treated as a financial holding company to be both well managed and well capitalized;

- eliminates all remaining restrictions on interstate banking by authorizing national and state banks to establish de novo branches in any state that would permit a bank chartered in that state to open a branch at that location; and

- repeals Regulation Q, the federal prohibition on the payment of interest on demand deposits, thereby permitting depository institutions to pay interest on business transaction and other accounts.

Although a significant number of the rules and regulations mandated by the Dodd-Frank Act have been finalized, many of the requirements called for have yet to be implemented and will likely be subject to implementing regulations over the course of several years. Given the uncertainty associated with the manner in which the provisions of the Dodd-Frank Act will be implemented by the various agencies, the full extent of the impact such requirements will have on financial institutions' operations is unclear.

Other Laws and Regulations

Our operations are subject to several additional laws, some of which are specific to banking and others of which are applicable to commercial operations generally. For example, with respect to our lending practices, we are subject to the following laws and regulations, among several others:

- Truth-In-Lending Act, governing disclosures of credit terms to consumer borrowers;
- Home Mortgage Disclosure Act, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;
- Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed, or other prohibited factors in extending credit;
- Fair Credit Reporting Act of 1978, as amended by the Fair and Accurate Credit Transactions Act, governing the use and provision of information to credit reporting agencies, certain identity theft protections, and certain credit and other disclosures;
- Fair Debt Collection Practices Act, governing how consumer debts may be collected by collection agencies;
- Real Estate Settlement Procedures Act, requiring certain disclosures concerning loan closing costs and escrows, and governing transfers of loan servicing and the amounts of escrows for loans secured by one-to-four family residential properties;
- Rules and regulations established by the National Flood Insurance Program;
- Rules and regulations of the various federal agencies charged with the responsibility of implementing these federal laws;
- Our deposit operations are subject to federal laws applicable to depository accounts, including:
  - Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records;
  - Truth-In-Savings Act, requiring certain disclosures for consumer deposit accounts;
  - Electronic Funds Transfer Act and Regulation E of the FRB, which govern automatic deposits to and withdrawals from deposit accounts and customers' rights and liabilities arising from the use of automated teller machines and other electronic banking services; and
  - Rules and regulations of the various federal agencies charged with the responsibility of implementing these federal laws.

We are also subject to a variety of laws and regulations that are not limited to banking organizations. For example, in lending to commercial and consumer borrowers, and in owning and operating our own property, we are subject to regulations and potential liabilities under state and federal environmental laws. In addition, we must comply with privacy and data security laws and regulations at both the federal and state level.

The banking industry is heavily regulated by regulatory agencies at the federal and state levels. Like most of our competitors, we have faced and expect to continue to face increased regulation and regulatory and political scrutiny, which creates significant uncertainty for us, as well as for the financial services industry in general.

Enforcement Powers

The federal regulatory agencies have substantial penalties available to enforce relative to depository institutions and certain "institution-affiliated parties." Institution-affiliated parties primarily include management, employees, and agents of a financial institution, as well as independent contractors and consultants, such as attorneys, accountants and others who participate in the conduct of the financial institution's affairs. An institution can be subject to an enforcement action due to the failure to timely file required reports, the filing of false or misleading information, the submission of inaccurate reports or engaging in other unsafe or unsound banking practices.

The Financial Institution Reform Recovery and Enforcement Act provided regulators with greater flexibility to commence enforcement actions against institutions and institution-affiliated parties and to terminate an institution's deposit insurance. It also expanded the power of banking regulatory agencies to issue regulatory orders. Such orders may, among other things, require affirmative action to correct any harm resulting from a violation or practice, including restitution, reimbursement, indemnification or guarantees against loss. A financial institution may also be ordered to restrict its growth, dispose of certain assets, rescind agreements or contracts, or take other actions as determined by the ordering agency to be appropriate. The Dodd-Frank Act increases regulatory oversight, supervision and examination of banks, bank holding companies and their respective subsidiaries by the appropriate regulatory agency.

Federal Securities Laws

The shares of the Company's common stock are registered with the SEC under Section 12(b) of the Act and listed on the NASDAQ Global Select Market. The Company is subject to information reporting requirements, proxy solicitation requirements, insider trading restrictions and other requirements of the Exchange Act, including the requirements imposed under the Sarbanes-Oxley Act of 2002 and the rules of The NASDAQ Stock Market, LLC. Among other things, loans to and other transactions with insiders are subject to restrictions and heightened disclosure, directors and certain committees of the Board must satisfy certain independence requirements, and the Company is generally required to comply with certain corporate governance requirements.

Governmental Monetary and Credit Policies and Economic Controls

The earnings and growth of the banking industry and ultimately of the Company are affected by the monetary and credit policies of governmental authorities, including the FRB. An important function of the FRB is to regulate the national supply of bank credit in order to control recessionary and inflationary pressures. Among the instruments of monetary policy used by the FRB to implement these objectives are open market operations in U.S. government securities, changes in the federal funds rate, changes in the discount rate of member bank borrowings and changes in reserve requirements against member bank deposits. These means are used in varying combinations to influence overall growth of bank loans, investments and deposits and may also affect interest rates charged on loans or paid for deposits. The FRB's monetary policies have had a significant effect on the operating results of commercial banks in the past and are expected to continue to have such an effect in the future. In view of changing conditions in the national economy and in the money markets, as well as the effect of actions by monetary and fiscal authorities, including the FRB, no prediction can be made as to possible future changes in interest rates, deposit levels, loan demand or their effect on the business and earnings of the Company and its subsidiaries.

Future Legislative Developments

Various legislative acts are from time to time introduced in Congress and the Maryland legislature. This legislation may change banking statutes and the environment in which we operate in substantial and unpredictable ways. We cannot determine the ultimate effect that potential legislation, if enacted, or implementing regulations and interpretations with respect thereto, would have on our financial condition or results of operations.

The new presidential administration and many members of Congress have advocated for changes in financial services regulation, potentially including amendments to the Dodd-Frank Act and other federal banking laws, and structural changes to the CFPB. It is possible, though uncertain, that Congress and/or the relevant federal agencies may seek to roll back or modify some or much of the rulemaking and regulatory guidance issued under the previous presidential administration. Additionally, the full impact of the leadership changes at banking regulatory agencies on the enforcement and supervisory priorities of each agency is not fully known at this time. It is therefore unclear at the present time what effect the aforementioned changes will have on the banking industry as a whole or the Company specifically.

AVAILABLE INFORMATION

The Company maintains an Internet site at www.shorebancshares.com on which it makes available, free of charge, its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and all amendments to the foregoing as soon as reasonably practicable after these reports are electronically filed with, or furnished to, the SEC. In addition, stockholders may access these reports and documents on the SEC's website at www.sec.gov. The information on, or accessible through, our website or any other website cited in this Annual Report on Form 10-K is not part of, or incorporated by reference into, this Annual Report on Form 10-K and should not be relied upon in determining whether to make an investment decision.

Item 1A.   RISK FACTORS

An investment in our common stock involves significant risks. You should consider carefully the risk factors included below together with all of the information included in or incorporated by reference into this Annual Report on Form 10-K, as the same may be updated from time-to-time by our future filings with the SEC under the Exchange Act, before making a decision to invest in our common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also have a material adverse effect on our business, financial condition and results of operations. If any of the matters included in the following information about risk factors were to occur, our business, financial condition, results of operations, cash flows or prospects could be materially and adversely affected. In such case, you may lose all or a substantial part of your investment. To the extent that any of the information contained in this document constitutes forward-looking statements, the risk factors below should be reviewed as cautionary statements identifying important factors that could cause actual results to differ materially from those expressed in any forward-looking statements made by us or on our behalf. See "Cautionary note regarding forward-looking statements."

Risks Relating to Our Business

Our business is adversely affected by unfavorable economic, market, and political conditions.

In the event of an economic recession, our operating results could be adversely affected because we could experience higher loan and lease charge-offs and higher operating costs. Global economic conditions also affect our operating results because global economic conditions directly influence the U.S. economic conditions, including persistent inflation, rising interest rates, supply chain issues, labor shortages or changes in United States trade policies, including the imposition of tariffs and retaliatory tariffs. Certain changes in interest rates, inflation, or the financial markets could affect demand for our products. Real estate market conditions directly affect performance of our loans secured by real estate. Debt markets affect the availability of credit which impacts the rates and terms at which we offer loans and leases. Stock market downturns often signal broader economic deterioration and/or a downward trend in business earnings which may adversely affect businesses' ability to raise capital and/or service their debts. Political and electoral changes, developments, conflicts, and conditions have in the past introduced, and may in the future introduce, additional uncertainty which may also affect our operating results.

Our performance could be negatively affected to the extent there is deterioration in business and economic conditions, including persistent inflation, supply chain issues or labor shortages, which have direct or indirect material adverse impacts on us, our customers, and our counterparties. These conditions could result in one or more of the following:

- a decrease in the demand for our loans and other products and services offered by us;
- a decrease in our deposit balances due to overall reductions in the accounts of customers;
- a decrease in the value of collateral securing our loans and leases;
- an increase in the level of nonperforming and classified loans and leases;
- an increase in provisions for credit losses and loan and lease charge-offs;
- a decrease in net interest income derived from our lending and deposit gathering activities;
- a decrease in the Company's stock price;
- a decrease in our ability to access the capital markets; or
- an increase in our operating expenses associated with attending to the effects of certain circumstances listed above.

Continued inflation poses risk to the economy overall, and could indirectly pose challenges to our clients and to our business. Elevated inflation can impact our business customers through the loss of purchasing power for their customers, leading to lower sales. Rising inflation can also increase input and inventory costs for our customers, forcing them to raise their prices or lower their profitability. Supply chain disruption, also leading to inflation, can delay our customers' shipping ability, or timing on receiving inputs for their production or inventory. Inflation can lead to higher wages for our business customers, increasing costs. All of these inflationary risks for our business customer base can be financially detrimental, leading to increased likelihood that the customer may default on a loan. To the extent such conditions exist or worsen, we could experience adverse effects on our business, financial condition, and results of operations.

Interest rates and other economic conditions will impact our results of operations.

Our results of operations may be materially and adversely affected by changes in prevailing economic conditions, including declines in real estate values, rapid changes in interest rates and the monetary and fiscal policies of the federal government. Our results of operations are significantly impacted by the spread between the interest rates earned on assets and the interest rates paid on deposits and other interest-bearing liabilities, including advances from the FHLB of Atlanta. Interest rate risk arises from mismatches (i.e., the interest sensitivity gap) between the dollar amount of repricing or maturing of assets and liabilities. If more assets reprice or mature than liabilities during a falling interest rate environment, then our earnings could be negatively impacted. Conversely, if more liabilities reprice or mature than assets during a rising interest rate environment, then our earnings could be negatively impacted.

Changes in market interest rates are affected by many factors beyond our control, including inflation, unemployment, money supply, international events and events in world financial markets. Throughout 2022, 2023 and 2024, the FRB raised the target range for the federal funds rate in an effort to curb inflation. In September 2024 and November 2024, the FRB lowered the target range for the federal funds rate to its current range of 4.50% to 4.75% in light of the progress on inflation. Notwithstanding, the inflationary outlook in the United States remains uncertain. Increases in interest rates could adversely affect borrowers' ability to pay the principal or interest on existing loans or reduce their desire to borrow more money. This may lead to an increase in our nonperforming assets, a decrease in loan originations, or a reduction in the value of and income from our loans, any of which could have a material and negative effect on our results of operations.

Adverse developments affecting financial institutions or the financial services industry generally, such as actual events or concerns involving liquidity, defaults or non-performance, could adversely affect our operations and liquidity.

Actual events involving limited liquidity, defaults, non-performance or other adverse developments that affect financial institutions for the financial services industry generally, or concerns or rumors about any events of these kinds, including the resulting media coverage, have in the past and may in the future lead to market-wide liquidity problems and erode customer confidence in the banking system. For example, the closures of Silicon Valley Bank and Signature Bank in March 2023, and First Republic Bank in May 2023, led to market volatility, a greater focus by institutions, investors and regulators on the on-balance sheet liquidity of and funding sources for financial institutions, the composition of their deposits, including the amount of uninsured deposits, the amount of accumulated other comprehensive loss, capital levels and interest rate risk management. Although the industry has since stabilized, risks remain that customers may choose to invest in higher yielding and higher-rated short-term fixed income securities or maintain deposits with larger more systematically important financial institutions, all of which could materially and adversely impact our liquidity, loan funding capacity, net interest margin, capital, and results of operations. In addition, the banking operating environments and public trading prices of banking institutions can be highly correlated, in particular during times of stress, which could adversely impact the trading prices of our common stock and potentially, our results of operations. Separately, banking regulators have announced a more stringent supervisory posture after the bank failures.

A majority of our business is concentrated in Maryland, Delaware and Virginia, a significant amount of which is concentrated in real estate lending, so a decline in the local economy and real estate markets could adversely impact our financial condition and results of operations.

The Trump administration and certain governmental agencies have announced plans to reduce government spending and the size of the federal government workforce. The Washington, D.C. metropolitan area is characterized by a significant number of businesses that are federal government contractors or subcontractors, or which depend on such businesses for a significant portion of their revenues. In addition, federal government employees make up a significant proportion of the population of the Washington, D.C. metropolitan area. Reductions in the federal workforce through layoffs and buyouts, furloughs of government employees or government contractors as well as cancelling government contracts and other impacts from declining government spending, lapses in appropriations, or changes in fiscal appropriations could have adverse impacts on other businesses in the Company's market and the general economy of the greater Washington, D.C. metropolitan area. This may directly or indirectly lead to a loss of revenues by the Company's customers, including vendors and lessors to the federal government and government contractors or to their employees, as well as a wide variety of commercial and retail businesses. Accordingly, such potential federal government actions could lead to increases in past due loans, nonperforming loans, credit loss reserves and charge-offs and a decline in liquidity.

In addition, substantially all of our loan portfolio is secured by real estate. Real estate loans are in greater demand when interest rates are low and economic conditions are good. Accordingly, a decline in local economic conditions would likely have an adverse impact on our financial condition and results of operations, and the impact on us would likely be greater than the impact felt by larger financial institutions whose loan portfolios are geographically diverse. We cannot guarantee that any risk management practices that we implement to address our geographic and loan concentrations will be effective in preventing losses relating to our loan portfolio.

Our concentrations of CRE loans could subject us to increased regulatory scrutiny and directives, which could force us to preserve or raise capital and/or limit our future commercial lending activities.

The FRB and the FDIC, along with the other federal banking regulators, issued guidance in December 2006 entitled "Concentrations in Commercial Real Estate Lending, Sound Risk Management Practices" directed at institutions that have particularly high concentrations of CRE loans within their lending portfolios. This guidance suggests that these institutions face a heightened risk of financial difficulties in the event of adverse changes in the economy and CRE markets. Accordingly, the guidance suggests that institutions whose concentrations exceed certain percentages of capital should implement heightened risk management practices appropriate to their concentration risk. Federal bank regulatory guidelines identify institutions potentially exposed to CRE concentration risk as those that have (i) experienced rapid growth in CRE lending, (ii) notable exposure to a specific type of CRE, (iii) total reported loans for construction, land development and other land loans representing 100% or more of the institution's capital or (iv) total CRE loans representing 300% or more of the institution's capital if the outstanding balance of the institution's CRE loan portfolio has increased 50% or more during the prior 36 months. The guidance provides that banking regulators may require such institutions to reduce their concentrations and/or maintain higher capital ratios than institutions with lower concentrations in CRE. Due to our emphasis on CRE and construction lending, as of December 31, 2024, non-owner-occupied CRE loans (including construction, land and land development loans) represented 359.52% of the Bank's Tier 1 Capital + the allowance for credit losses ("ACL"). Construction, land and land development loans represent 57.99% of the Bank's Tier 1 Capital + ACL. We may be subject to heightened supervisory scrutiny during future examinations and/or be required to maintain higher levels of capital as a result of our CRE concentrations, which could require us to obtain additional capital, and may adversely affect shareholder returns. Management cannot predict the extent to which this guidance will impact our operations or capital requirements. Further, we cannot guarantee that any risk management practices we implement will be effective in preventing losses resulting from concentrations in our CRE portfolio.

The Bank may experience credit losses in excess of its allowances, which would adversely impact our financial condition and results of operations.

The risk of credit losses on loans varies with, among other things, general economic conditions, the type of loan being made, the creditworthiness of the borrower over the term of the loan and, in the case of a collateralized loan, the value and marketability of the collateral for the loan. Management at the Bank bases the ACL upon, among other things, historical experience, an evaluation of economic conditions and regular reviews of delinquencies and loan portfolio quality. If management's assumptions and judgments prove to be incorrect and the allowance for credit losses is inadequate to absorb future losses, or if the bank regulatory authorities, as a part of their examination process, require the Bank to increase its allowance for credit losses, our earnings and capital could be significantly and adversely affected. We estimate losses inherent in our loan portfolio, the adequacy of our allowance for credit losses and the values of certain assets by using estimates based on difficult, subjective, and complex judgments, including estimates as to the effects of economic conditions and how those economic conditions might affect the ability of our borrowers to repay their loans or the value of assets. Material additions to the allowance for credit losses at the Bank would result in a decrease in the Bank's net income and capital and could have a material adverse effect on our financial condition.

Our investment securities portfolio is subject to credit risk, market risk and liquidity risk.

As of December 31, 2024, we had classified 23.7% of our debt securities as available for sale ("AFS") pursuant to the Accounting Standards Codification Topic 320 ("ASC 320") of the FASB relating to accounting for investments. ASC 320 requires that unrealized gains and losses in the estimated value of the AFS portfolio be "marked to market" and reflected as a separate item in stockholders' equity (net of tax) as AOCI (loss). The remaining debt securities are classified as held to maturity ("HTM") in accordance with ASC 320 and are stated at amortized cost. Equity securities with readily determinable fair values are recorded at fair value with changes in fair value recorded in earnings. Stockholders' equity will continue to reflect the unrealized gains and losses (net of tax) of these investments. At December 31, 2024, the Company's AOCI (loss) amounted to $7.5 million and were due to changes in interest rates. 97.1% or $611.9 million of the Company's AFS and HTM portfolios are invested in U.S. government guaranteed investments or government sponsored enterprises ("GSEs"). There can be no assurance that the market value of our investment portfolio will not continue to decline due to changes in interest rates or a deterioration in credit quality, causing a corresponding decline in stockholders' equity.

The Bank is a member of the FHLB of Atlanta and our investments include stock issued by the FHLB of Atlanta. These investments could be subject to future impairment charges and there can be no guaranty of future dividends.

Management believes that several factors will affect the market values of our investment portfolio. These risk factors include, but are not limited to, changes in interest rates, rating agency downgrades of the securities, defaults of the issuers of the securities, lack of market pricing of the securities, and instability in the credit markets. At times, a lack of market activity with respect to some securities has, in certain circumstances, required us to base our fair market valuation on unobservable inputs ("Level 3" in fair value hierarchy). At December 31, 2024, the Bank had no Level 3 securities. Any changes in these risk factors, in current accounting principles or interpretations of these principles could impact our assessment of fair value and thus the determination of credit losses of the securities in the investment securities portfolio. Write-downs of investment securities would negatively affect our earnings and regulatory capital ratios.

Impairment of investment securities, goodwill, other intangible assets, or deferred tax assets could require charges to earnings, which could result in a negative impact on our results of operations.

We are required to establish a reserve in the ACL when management determines that an investment security is impaired due to a credit loss. The amount of the impairment related to credit losses, limited by the amount by which the specific security's amortized cost basis exceeds its fair value, is recorded in the ACL. Changes in the ACL are recorded in net income in the period of change and are included in provision for credit losses. Changes in the fair value of debt securities AFS not resulting from credit losses are recorded in other comprehensive income (loss). In assessing whether the impairment of an investment security is a credit loss or other market factors, management considers the length of time and extent to which the fair value has been less than cost, the financial condition and near-term prospects of the issuer, and the intent and ability to retain our investment in the security for a period of time sufficient to allow for any anticipated recovery in fair value in the near term.

Under current accounting standards, goodwill is not amortized but, instead, is subject to impairment tests on at least an annual basis or more frequently if an event occurs or circumstances change that reduce the fair value of a reporting unit below its carrying amount. Intangible assets other than goodwill are also subject to impairment tests at least annually. A decline in the price of the Company's common stock or occurrence of a triggering event following any of our quarterly earnings releases and prior to the filing of the periodic report for that period could, under certain circumstances, cause us to perform goodwill and other intangible assets impairment tests and result in an impairment charge being recorded for that period which was not reflected in such earnings release. In the event that we conclude that all or a portion of our goodwill or other intangible assets may be impaired, a non-cash charge for the amount of such impairment would be recorded to earnings. At December 31, 2024, we had recorded goodwill of $63.3 million and other intangible assets of $38.3 million, representing approximately 11.7% and 7.1% of stockholders' equity, respectively.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Assessing the need for, or the sufficiency of, a valuation allowance requires management to evaluate all available evidence, both negative and positive, including the recent trend of quarterly earnings. Positive evidence necessary to overcome the negative evidence includes whether future taxable income in sufficient amounts and character within the carryback and carryforward periods is available under the tax law, including the use of tax planning strategies. When negative evidence (e.g., cumulative losses in recent years, history of operating loss or tax credit carry forwards expiring unused) exists, more positive evidence than negative evidence will be necessary. At December 31, 2024, our gross deferred tax assets were approximately $55.8 million. There was a valuation allowance of deferred taxes of $1.9 million recorded at December 31, 2024 as management believes it is more likely than not that net operating losses for the holding company only will not be realized for state income tax purposes. The holding company files a separate return with the state of Maryland and does not expect that the holding company will generate sufficient taxable income to utilize its deferred tax assets. No valuation allowance is currently recorded for state deferred income taxes of the Company's subsidiaries or at the federal level where the Company files consolidated tax return.

Our future success will depend on our ability to compete effectively in the highly competitive financial services industry.

We face substantial competition in all phases of our operations from a variety of different competitors. We compete with commercial banks, credit unions, savings and loan associations, mortgage banking firms, consumer finance companies, securities brokerage firms, money market funds and other mutual funds, as well as other local and community, super-regional, national and international financial institutions that operate offices in our primary market areas and elsewhere. Our future growth and success will depend on our ability to compete effectively in this highly competitive financial services environment. Failure to compete effectively to attract new or to retain existing, clients may reduce or limit our net income and our market share and may adversely affect our results of operations, financial condition and growth.

Our funding sources may prove insufficient to replace deposits and support our future growth.

We rely on customer deposits, advances from the FHLB, and lines of credit at other financial institutions to fund our operations. Although we have historically been able to replace maturing deposits and advances if desired, no assurance can be given that we would be able to replace such funds in the future if our financial condition or the financial condition of the FHLB or market conditions were to change. Our financial flexibility will be severely constrained and/or our cost of funds will increase if we are unable to maintain our access to funding or if financing necessary to accommodate future growth is not available at favorable interest rates. Finally, if we are required to place greater reliance on more expensive funding sources to support future growth, our revenues may not increase proportionately to cover our costs. In this case, our profitability would be adversely affected.

Acquisitions may disrupt our business.

The success of future acquisitions we may consummate may depend, in part, on the ability to realize the estimated cost savings and combine the acquired businesses with our existing operations in a manner that does not materially disrupt the existing customer relationships of either institution, or result in decreased revenues resulting from any loss of customers, and that permits growth opportunities to occur. If we are not able to successfully achieve these objectives, the anticipated benefits of future acquisitions may not be realized fully or at all or may take longer to realize than expected.

It is possible that the potential cost savings could turn out to be more difficult to achieve than anticipated and the integration process associated with an acquisition could result in the loss of key employees, the disruption of ongoing businesses or inconsistencies in standards, controls, procedures, and policies that adversely affect our ability to maintain relationships with clients, customers, depositors, and employees or to achieve the anticipated benefits of the acquisitions. Integration efforts could also divert management attention and resources. These integration matters could have an adverse effect on the combined Company.

The loss of key personnel could disrupt our operations and result in reduced earnings.

Our growth and profitability will depend upon our ability to attract and retain skilled managerial, marketing and technical personnel. Competition for qualified personnel in the financial services industry is intense, and there can be no assurance that we will be successful in attracting and retaining such personnel.

Income from mortgage-banking operations is volatile and we may incur losses with respect to our mortgage-banking operations that could negatively affect our earnings.

One component of our strategy is to sell on the secondary market the longer term, conforming fixed-rate residential mortgage loans that we originate, earning noninterest income in the form of gains on the sale of the loans. When interest rates rise, the demand for mortgage loans tends to fall and may reduce the number of loans we can originate for sale. Weak or deteriorating economic conditions also tend to reduce loan demand. Although we sell, and intend to continue selling, most loans in the secondary market with limited or no recourse, we are required, and will continue to be required, to give customary representations and warranties to the buyers relating to compliance with applicable law. If we breach those representations and warranties, the buyers will be able to require us to repurchase the loans and we may incur a loss on the repurchase. We have not been required to repurchase any loans as of December 31, 2024.

We provide banking services to customers who do business in the cannabis industry and the strict enforcement of federal laws regarding cannabis would likely result in our inability to continue to provide banking services to these customers and we could have legal action taken against us by the federal government.

We have deposit and loan customers that are licensed in several states within the United States to do business in the cannabis industry as growers, processors, and dispensaries. While cannabis is legal in these states of operation, it remains classified as a Schedule I controlled substance under the Controlled Substances Act. As such, the cultivation, use, distribution, and possession of cannabis is a violation of federal law that is punishable by imprisonment and fines. Moreover, the U.S. Supreme Court ruled in USA v. Oakland Cannabis Buyers' Coop. that the federal government has the authority to regulate and criminalize cannabis, including medical marijuana.

In January 2018, the DOJ rescinded the "Cole Memo" and related memoranda which characterized the enforcement of the Controlled Substances Act against persons and entities complying with state regulatory systems permitting the use, manufacture and sale of medical marijuana as an inefficient use of their prosecutorial resources and discretion. The impact of the DOJ's rescission of the Cole Memo and related memoranda is unclear, but may result in the DOJ increasing its enforcement actions against the regulated cannabis industry generally. However, as of the date of this filing we are not aware of any insured depository institution that has been prosecuted by the DOJ based on providing otherwise lawful banking products and services to the cannabis industry.

As in past years, the U.S. Congress has enacted an omnibus spending bill that includes a provision prohibiting the DOJ and the U.S. Drug Enforcement Administration from using funds appropriated by that bill to prevent states from implementing their medical-use cannabis laws. This provision was recently renewed as part of the annual federal Consolidated Appropriations Act. While this provision has been re-enacted every year since 2014, and is expected to continue to be re-enacted in future federal spending bills, if Congress and the President fail to further renew the provision, then the ability of cannabis businesses to act in this area, and the Bank's ability to provide banking products and services to such businesses, may be impeded. Further, the U.S. Court of Appeals for the Ninth Circuit held in USA v. McIntosh that this provision prohibits the DOJ from spending funds from relevant appropriations acts to prosecute individuals who engage in conduct permitted by state medical-use cannabis laws and who strictly comply with such laws. There is no guarantee that the U.S. Congress will extend this provision or that U.S. Federal courts located outside the Ninth Circuit will follow the ruling in USA v. McIntosh. As of the date of filing this Annual Report on Form 10-K, we are aware of no federal or state court in or for the states in which our customers operate that has addressed the merits of the McIntosh ruling.

Federal prosecutors have significant discretion and there can be no assurance that the federal prosecutor for any state in which our customers operate will not choose to strictly enforce the federal laws governing cannabis, including adult-use and medical-use cannabis, or that the federal courts in these states will follow the Ninth Circuit's ruling in USA v. McIntosh. Any change in the federal government's enforcement position could cause us to immediately cease providing banking services to the medical and adult-use cannabis industry in states within the United States.

Additionally, as the possession and use of cannabis remains illegal under the Controlled Substances Act, we may be deemed to be aiding and abetting illegal activities through the services that we provide to these customers and could have legal action taken against us by the federal government, including imprisonment and fines. Any change in the federal government's position on adult-use cannabis enforcement, or a change in federal appropriations law, could result in significant financial damage to us and our stockholders.

FinCEN published guidelines in 2014 for financial institutions servicing state legal cannabis business. These guidelines were issued for the explicit purpose so "that financial institutions can provide services to marijuana-related businesses in a manner consistent with their obligations to know their customers and to report possible criminal activity." The Bank has and will continue to follow this and other FinCEN guidance in the areas of cannabis banking. Any adverse change in this FinCEN guidance, any new regulations or legislation, any change in existing regulations or oversight, whether a change in regulatory policy or a change in a regulator's interpretation of a law or regulation, could have a negative impact on our interest income and noninterest income, as well as the cost of our operations, increasing our cost of regulatory compliance and of doing business, and/or otherwise affect us, which may materially affect our profitability.

Risks Related to Our Operations, Cybersecurity and Technology

We depend on the accuracy and completeness of information about customers and counterparties and our financial condition could be adversely affected if we rely on misleading information.

In deciding whether to extend credit or to enter into other transactions with customers and counterparties, we may rely on information furnished to us by or on behalf of customers and counterparties, including financial statements and other financial information, which we do not independently verify. We also may rely on representations of customers and counterparties as to the accuracy and completeness of that information and, with respect to financial statements, on reports of independent auditors. For example, in deciding whether to extend credit to customers, we may assume that a customer's audited financial statements conform with generally accepted accounting principles in the United States of America ("GAAP") and present fairly, in all material respects, the financial condition, results of operations and cash flows of the customer. Our financial condition and results of operations could be negatively impacted to the extent we rely on financial statements that do not comply with GAAP or are materially misleading.

Our exposure to operational, technological and organizational risk may adversely affect us.

We are exposed to many types of operational risks, including reputation, legal and compliance risk, the risk of fraud or theft by employees or outsiders, unauthorized transactions by employees or operational errors, clerical or record-keeping errors, and errors resulting from faulty or disabled computer or telecommunications systems.

Certain errors may be repeated or compounded before they are discovered and successfully rectified. Our necessary dependence upon automated systems to record and process transactions may further increase the risk that technical system flaws or employee tampering or manipulation of those systems will result in losses that are difficult to detect. We may also be subject to disruptions of our operating systems arising from events that are wholly or partially beyond our control (for example, computer viruses or electrical or telecommunications outages), which may give rise to disruption of service to customers and to financial loss or liability. We are further exposed to the risk that our external vendors may be unable to fulfill their contractual obligations (or will be subject to the same risk of fraud or operational errors by their respective employees as are we) and to the risk that our (or our vendors') business continuity and data security systems prove to be inadequate.

Our information systems may experience an interruption or breach in security.

We rely heavily on communications and information systems to conduct our business. We, our customers, and other financial institutions with which we interact, are subject to ongoing, continuous attempts to penetrate key systems by individual hackers, organized criminals, and in some cases, state-sponsored organizations. Any failure, interruption or breach in security of these systems could result in failures or disruptions in our customer relationship management, general ledger, deposit, loan and other systems, misappropriation of funds, and theft of proprietary Company or customer data. The occurrence of any failure, interruption or security breach of our information systems could damage our reputation, result in a loss of customer business, subject us to additional regulatory scrutiny, or expose us to civil litigation and possible financial liability.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

Cybersecurity risks for banking organizations have significantly increased in recent years in part because of the proliferation of new technologies, including Artificial Intelligence, and the use of the internet and telecommunications technologies to conduct financial transactions.

In the ordinary course of our business, we collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business, revenues and competitive position.

Our reliance on third party vendors could expose us to additional cyber risk and liability.

The operation of our business involves outsourcing of certain business functions and reliance on third-party providers, which may result in transmission and maintenance of personal, confidential and proprietary information to and by such vendors. Although we require third-party providers to maintain certain levels of information security, such providers remain vulnerable to breaches, unauthorized access, misuse, computer viruses or other malicious attacks that could ultimately compromise sensitive information possessed by our company. Although we contract to limit our liability in connection with attacks against third-party providers, we remain exposed to risk of loss associated with such vendors.

We outsource certain aspects of our data processing to certain third-party providers which may expose us to additional risk.

We outsource certain key aspects of our data processing to certain third-party providers. While we have selected these third-party providers carefully, we cannot control their actions. If our third-party providers encounter difficulties, including those which result from their failure to provide services for any reason or their poor performance of services, or if we have difficulty in communicating with them, our ability to adequately process and account for customer transactions could be affected, and our business operations could be adversely impacted. Replacing these third-party providers could also entail significant delay and expense.

Our third-party providers may be vulnerable to unauthorized access, computer viruses, phishing schemes and other security breaches. Threats to information security also exist in the processing of customer information through various other third-party providers and their personnel. We may be required to expend significant additional resources to protect against the threat of such security breaches and computer viruses, or to alleviate problems caused by such security breaches or viruses. To the extent that the activities of our third-party providers or the activities of our customers involve the storage and transmission of confidential information, security breaches and viruses could expose us to claims, regulatory scrutiny, litigation and other possible liabilities.

We are dependent on our information technology and telecommunications systems and third-party servicers, and systems failures, interruptions or breaches of security could have an adverse effect on our financial condition and results of operations.

Our business is highly dependent on the successful and uninterrupted functioning of our information technology and telecommunications systems and third-party servicers. We outsource many of our major systems, such as data -processing and deposit -processing systems. The failure of these systems, or the termination of a third-party software license or service agreement on which any of these systems is based, could interrupt our operations. Because our information technology and telecommunications systems interface with and depend on third-party systems, we could experience service denials if demand for such services exceeds capacity, or such third-party systems fail or experience interruptions. If sustained or repeated, a system failure or service denial could result in a deterioration of our ability to provide customer service, compromise our ability to operate effectively, damage our reputation, result in a loss of customer business and/or subject us to additional regulatory scrutiny and possible financial liability, any of which could have a material adverse effect on our financial condition and results of operations.

In addition, we provide our customers the ability to bank remotely, including online over the Internet. The secure transmission of confidential information is a critical element of remote banking. Our network could be vulnerable to unauthorized access, computer viruses, phishing schemes, spam attacks, human error, natural disasters, power loss and other security breaches. We may be required to spend significant capital and other resources to protect against the threat of security breaches and computer viruses, or to alleviate problems caused by security breaches or viruses. Further, we outsource some of the data processing functions used for remote banking, and accordingly we are dependent on the expertise and performance of our third-party providers. To the extent that our activities, the activities of our customers, or the activities of our third-party service providers involve the storage and transmission of confidential information, security breaches and viruses could expose us to claims, litigation and other possible liabilities. Any inability to prevent security breaches or computer viruses could also cause existing customers to lose confidence in our systems and could adversely affect our reputation, results of operations and ability to attract and maintain customers and businesses. In addition, a security breach could also subject us to additional regulatory scrutiny, expose us to civil litigation and possible financial liability and cause reputational damage.

Technological changes affect our business, and we may have fewer resources than many competitors to invest in technological improvements.

Our future success will depend, in part, upon our ability to use technology to provide products and services that provide convenience to customers and to create additional efficiencies in operations. We may need to make significant additional capital investments in technology in the future, and we may not be able to effectively implement new technology-driven products and services.

Severe weather, earthquakes, other natural disasters, climate change, pandemics, acts of war or terrorism and other external and geopolitical events could significantly impact the business.

Severe weather, earthquakes, other natural disasters, pandemics, climate change, acts of war or terrorism and other adverse external events could have a significant impact on the Company's ability to conduct business. Such events could affect the stability of its deposit base, impair the ability of borrowers to repay outstanding loans, impair the value of collateral securing loans, cause significant property damage, result in loss of revenue, cause us to incur additional expenses or disrupt the Company's operations. Climate change has the potential to increase the frequency and severity of these severe weather events in the future. Although management has established disaster recovery policies and procedures, the occurrence of any such events could have a material adverse effect on the business, financial condition, results of operations or profitability.

We have previously identified material weaknesses in our internal controls, and cannot provide assurances that additional material weaknesses will not occur in the future.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act and for evaluating and reporting on that system of internal control. In the past, material weaknesses have been identified in our internal control over financial reporting. As described in Part II, Item 9A. – Controls and Procedures, management identified material weaknesses in the Company's internal control over financial reporting for the 2023 fiscal year that were remediated during third and the fourth quarter of fiscal 2024.

Although the previously identified material weaknesses have been remediated as of the date of this report, there can be no absolute assurances that future material weaknesses will not arise. In the future, we may identify additional material weaknesses or otherwise fail to maintain an effective system of internal control over financial reporting or adequate disclosure controls and procedures, which may result in material errors in our financial statements or cause us to fail to meet our period reporting obligations. If we fail to establish and maintain effective control over financial reporting, it may adversely affect our ability to accurately and timely report our financial results in the future, may adversely affect investor confidence, our reputation and our ability to raise additional capital, cause the market price of our stock to decline, expose us to sanctions or investigations by the SEC or other regulatory authorities, or impact our results of operations.

Risks Relating to the Regulation of our Industry

We operate in a highly regulated environment, which could restrain our growth and profitability.

Banking is highly regulated under federal and state law. As such, we are subject to extensive regulation, supervision and legal requirements that govern almost all aspects of our operations. Compliance with laws and regulations can be difficult and costly, and changes to laws and regulations, including potential changes in federal policy and at regulatory agencies as a result of changes in U.S. Presidential Administrations that have different regulatory agendas, often impose additional operating costs. We expect the Trump administration will seek to implement a regulatory reform agenda that is significantly different than that of the Biden administration. We expect there will be changes in rulemaking, supervision, examination, and enforcement priorities of the federal banking agencies. Our failure to comply with these laws and regulations, even if the failure follows good faith effort or reflects a difference in interpretation, could subject us to restrictions on our business activities, enforcement actions and fines and other penalties, any of which could adversely affect our results of operations, regulatory capital levels and the price of our securities. Further, any new laws, rules and regulations, such as the Dodd-Frank Act, could make compliance more difficult or expensive or otherwise adversely affect our business, financial condition and results of operations.

In addition, we anticipate increased regulatory scrutiny, in the course of routine examinations and otherwise, and new regulations in response to recent negative developments in the banking industry, which may increase our cost of doing business and reduce our profitability. Among other things, there may be increased focus by both regulators and investors on deposit composition, the level of uninsured deposits, brokered deposits, unrealized losses in securities portfolios, liquidity, CRE loan composition and concentrations, and capital as well as general oversight and control of the foregoing. We could face increased scrutiny or be viewed as higher risk by regulators and/or the investor community, which could have a material adverse effect on our business, financial condition and results of operations.

Federal regulators periodically examine our business, and we may be required to remediate adverse examination findings.

The FRB and the OCC periodically examine our business, including our compliance with laws and regulations. If, as a result of an examination, the FRB or the OCC were to determine that our financial condition, capital resource, asset quality, earnings prospects, management, liquidity or other aspects of any of our operations had become unsatisfactory, or that we were in violation of any law or regulation, it may take a number of different remedial actions as it deems appropriate. Any regulatory action against us could have a material adverse effect on our business, financial condition and results of operations.

Our FDIC deposit insurance premiums and assessments may increase.

The deposits of the Bank are insured by the FDIC up to legal limits and, accordingly, subject to the payment of FDIC deposit insurance assessments. The Bank's regular assessments are determined by its risk classifications, which are based on its regulatory capital levels and the level of supervisory concern that it poses. Further increase in assessment rates or special assessments may occur in the future, especially if there are significant additional financial institution failures. Any future special assessments, increases in assessment rates or required prepayments in FDIC insurance premiums could reduce our profitability or limit our ability to pursue certain business opportunities, which could have a material adverse effect on our business, financial condition and results of operations.

We are subject to numerous laws designed to protect consumers, including the CRA and fair lending laws, and failure to comply with these laws could lead to a wide variety of sanctions.

The CRA, the Equal Credit Opportunity Act, the Fair Housing Act and other fair lending laws and regulations impose nondiscriminatory lending requirements on financial institutions. The DOJ and other federal agencies are responsible for enforcing these laws and regulations. A successful regulatory challenge to an institution's performance under the CRA or fair lending laws and regulations could result in a wide variety of sanctions, including damages and civil money penalties, injunctive relief, restrictions on mergers and acquisition activity, restrictions on expansion and restrictions on entering new business lines. Private parties may also have the ability to challenge an institution's performance under fair lending laws in private class action litigation. Such actions could have a material adverse effect on our business, financial condition and results of operations.

We are subject to evolving and extensive regulations and requirements. Our failure to adhere to these requirements or the failure or circumvention of our controls and procedures could seriously harm our business.

We are subject to extensive regulation as a financial institution and are also required to follow the corporate governance and financial reporting practices and policies required of a company whose stock is registered under the Exchange Act and listed on the NASDAQ Global Select Market. Compliance with these requirements means we incur significant legal, accounting and other expenses. Compliance also requires a significant diversion of management time and attention, particularly with regard to disclosure controls and procedures and internal control over financial reporting. Although we have reviewed, and will continue to review, our disclosure controls and procedures in order to determine whether they are effective, our controls and procedures may not be able to prevent errors or frauds in the future.

Faulty judgments, simple errors or mistakes, or the failure of our personnel to adhere to established controls and procedures may make it difficult for us to ensure that the objectives of the control system will be met. A failure of our controls and procedures to detect other than inconsequential errors or fraud could seriously harm our business and results of operations.

We face a risk of noncompliance and enforcement action with the BSA and other anti-money laundering statues and regulations.

The BSA, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 and other laws and regulations require financial institutions, among other duties, to institute and maintain an effective anti-money laundering program and file suspicious activity and currency transaction reports as appropriate. FinCEN is authorized to impose significant civil money penalties for violations of those requirements and has recently engaged in coordinated enforcement efforts with the individual federal banking regulators, as well as the DOJ, Drug Enforcement Administration and Internal Revenue Service. We are also subject to increased scrutiny of compliance with the rules enforced by the OFAC. If our policies, procedures and systems are deemed deficient, we would be subject to liability, including fines and regulatory actions, which may include restrictions on our ability to pay dividends and the necessity to obtain regulatory approvals to proceed with certain aspects of our business plan, including our acquisition plans. Failure to maintain and implement adequate programs to combat money laundering and terrorist financing could also have serious reputational consequences for us. Any of these results could have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to the Company's Securities

Our common stock is not insured by any governmental entity.

Our common stock is not a deposit account or other obligation of any bank and is not insured by the FDIC or any other governmental entity. Investment in our common stock is subject to risk, including possible loss.

Our ability to pay dividends is limited by law and contract.

The continued ability to pay dividends to shareholders depends in part on dividends from the Bank. The amount of dividends that the Bank may pay to the Company is limited by federal laws and regulations. The ability of the Bank to pay dividends is also subject to its profitability, financial condition and cash flow requirements. There is no assurance that the Bank will be able to pay dividends to the Company in the future. The decision may be made to limit the payment of dividends even when the legal ability to pay them exists, in order to retain earnings for other uses.

Our subordinated debentures contain restrictions on our ability to declare and pay dividends on or repurchase our common stock.

Under the terms of our subordinated debentures, if (i) there has occurred and is continuing an event of default; (ii) we are in default with respect to payment of any obligations under the related guarantee; or (iii) we have given notice of our election to defer payments of interest on the subordinated debentures by extending the interest distribution period as provided in the indentures governing the subordinated debentures and such period, or any extension thereof, has commenced and is continuing, then we may not, among other things, declare or pay any dividends or distributions on, or redeem, purchase, acquire, or make a liquidation payment with respect to, any of our capital stock, including our common stock. As of December 31, 2024, we were current on all interest due on our outstanding subordinated debentures.

Future sales of our common stock or other securities may dilute the value and adversely affect the market price of our common stock.

In many situations, the board of directors has the authority, without any vote of our shareholders, to issue shares of authorized but unissued stock, including shares authorized and unissued under our equity incentive plans. In the future, additional securities may be issued, through public or private offerings, in order to raise additional capital. Any such issuance would dilute the percentage of ownership interest of existing shareholders and may dilute the per share book value of our common stock. In addition, option holders may exercise their options at a time when we would otherwise be able to obtain additional equity capital on more favorable terms.

Provisions in our governing documents and Maryland law may have an anti-takeover effect, and there are substantial regulatory limitations on changes of control of bank holding companies.

Our corporate organizational documents and provisions of federal and state law to which we are subject contain certain provisions that could have an anti-takeover effect and may delay, make more difficult or prevent an attempted acquisition that you may favor or an attempted replacement of our board of directors or management.

In addition, certain provisions of Maryland law may delay, discourage or prevent an attempted acquisition or change in control. Furthermore, banking laws impose notice, approval, and ongoing regulatory requirements on any shareholder or other party that seeks to acquire direct or indirect "control" of an FDIC-insured depository institution or its holding company. These laws include the BHC Act and the Change in Bank Control Act. These laws could delay or prevent an acquisition.

We may issue debt and equity securities that are senior to the common stock as to distributions and in liquidation, which could negatively affect the value of the common stock.

In the future, we may increase our capital resources by entering into debt or debt-like financing or issuing debt or equity securities, which could include issuances of senior notes, subordinated notes, preferred stock or common stock. In the event of our liquidation, our lenders and holders of our debt or preferred securities would receive a distribution of our available assets before distributions to the holders of our common stock. Our decision to incur debt and issue securities in future offerings will depend on market conditions and other factors beyond our control. We cannot predict or estimate the amount, timing or nature of its future offerings and debt financings. Future offerings could reduce the value of shares of our common stock and dilute a stockholder's interest in us.

Item 1B.   UNRESOLVED STAFF COMMENTS

None.

Item 1C.   CYBERSECURITY

Cybersecurity Risk Management and Strategy

The Company recognizes the security of our banking operations is essential to protecting our customers, maintaining our reputation, and preserving the value of the Company. The Board of Directors, through the Board Risk Oversight Committee, provides direction and oversight of the enterprise-wide risk management framework of the Company, and cybersecurity represents a component of the Company's overall approach to enterprise-wide risk management. The Enterprise Risk Management Program establishes policies and procedures for assessing the effectiveness and efficiency of information security controls related to both design and operations. The Company leverages the following guidelines and frameworks to develop and maintain its Information Security Program including its cybersecurity risk management program: Federal Financial Institutions Examination Council Cybersecurity Assessment Tools and GLB Act and regulations. In general, the Company seeks to address cybersecurity risks through a comprehensive, cross-functional approach focused on the confidentiality, security and availability of the information that the Company collects and stores by identifying, preventing, and mitigating cybersecurity threats and effectively responding to cybersecurity incidents that may occur.

As one of the elements of the Company's overall enterprise-wide risk management approach, the Enterprise Risk Management Program is focused on the following key areas:

- **Security Operation and Governance**: As discussed in more detail under the section titled "Cybersecurity Governance," the Board Risk Oversight Committee has delegated to senior management responsibility for managing the Enterprise Risk Management Program. Senior management carries out this mandate through the Strategic Initiatives and Board Risk Oversight Committees. To maintain alignment and appropriate insight regarding information security activities, a bi-weekly operational committee provides general program insight.

- **Collaborative Approach**: The Company has implemented a cross-functional approach to identifying, assessing, preventing and mitigating cybersecurity threats and incidents, while also implementing controls and procedures that provide for the escalation of certain cybersecurity incidents so that decisions regarding the public disclosure and reporting of such incidents can be made by management.

- **Security Competencies**: The Company has security competencies and tools designed to evaluate security risks and to protect the confidentiality, integrity and availability of our information systems and data. These assets represent a blend of various management (e.g., policies), operational (e.g., standards and processes), and technical controls (e.g., tools and configurations).

- **Cyber Defense and Incident Response Plan**: The Company utilizes sophisticated security monitoring and detection tools for continuous monitoring of our information systems 24 hours per day, seven days per week. The Company utilizes third-party tools and solutions to actively deliver threat analysis, vulnerability management, intrusion detection, intrusion hunting and red team exercises. We also receive the latest cybersecurity alerts and threat intelligence from government agencies and information sharing and analysis centers. The Company's Incident Response Plan helps reduce the risks related to security incidents by providing guidance on our response to incidents by focusing on the coordination of personnel, policies, and procedures to ensure incidents are detected, analyzed and managed.

- **Third-Party Risk Management**: Management of the Company's third parties, including vendors and service providers, is conducted through a risk-based approach and the level of due diligence is driven by risk factors established by the Third-Party Risk Management Program. The process provides awareness and collaboration across all internal teams including Information Technology and Risk Management. A review process is conducted on new or significantly changed key third parties, to ensure certain cybersecurity baseline requirements are met and cybersecurity incidents are appropriately disclosed. This process is aimed at advocating for appropriate standards and controls, based on risk factors, to secure the third parties' information systems, and to ensure the third parties have recovery plans in place.

- **Security Awareness and Education**: The Company provides annual, mandatory training for personnel regarding security awareness to better equip Company personnel with the understanding of how to properly use and protect the computing resources entrusted to them, and to communicate the Company's information security policies, standards, processes and practices. This training is supplemented with annual required third party information security training. Additionally, the Company conducts monthly email security awareness testing, with follow-up training assigned when deemed necessary.

The Company leverages continuous monitoring and regular risks assessments to identify the Company's current and potential cybersecurity risks. Technical vulnerabilities are identified using automated vulnerability scanning tools, penetration testing, and system management tools, whereas non-technical vulnerabilities are identified via process or procedural reviews. The Company conducts a variety of assessments throughout the year, both internally and through third parties. Vulnerability assessment and penetration tests are performed on a regular basis to provide the Company with an unbiased view of its environment and controls. Vulnerabilities identified during these assessments are inventoried in a centralized tracking system and reported to management on a regular basis. A multi-step approach is applied to identify, report and remediate these vulnerabilities, and the Company adjusts its information security policies, standards, processes and practices as necessary based on the information provided by these assessments. The results of key assessments are reported in summary to the Board Risk Oversight Committee.

The Company engages third parties on a regular basis to assess, test and assist with the implementation of our cybersecurity program to detect and manage cybersecurity risks, including but not limited to third parties who assist with monitoring our information security systems and auditors who assist with conducting penetration tests.

Cybersecurity Governance

The Board of Directors, through the Board Risk Oversight Committee, provides direction and oversight of the enterprise-wide risk management framework of the Company, including the management of risks arising from cybersecurity threats. The Board Risk Oversight Committee reviews and approves the Information Security Policy, which includes the Company's cybersecurity risk management program. The Board of Directors receives regular presentations and updates on cybersecurity risks, including the threat environment, evolving standards, projects and initiatives, risk and vulnerability assessments, independent audit reviews, and technological trends. The Board of Directors also receives information regarding any cybersecurity incident that meets established reporting thresholds, as well as ongoing updates regarding any such incident until it has been addressed. On an annual basis, the full board of directors discusses the Company's approach to cybersecurity risk management.

The Information Security Officer, under the guidance of our Chief Risk Officer and Operational Risk Manager, works collaboratively across the Company to implement a program designed to protect the Company's information systems and data from cybersecurity risks. The Information Security Officer is responsible for assessing and managing cybersecurity risks, responding to any cybersecurity incidents in accordance with the Company's Incident Response Plan and Business Continuity Plan, and reporting incidents to appropriate personnel at the Company in accordance with the Incident Response Plan. To facilitate the success of the Company's cybersecurity risk management program, multidisciplinary teams throughout the Company are deployed to address cybersecurity threats and to respond to cybersecurity incidents. The Information Technology and the Operational Risk Management teams monitor the prevention, detection, mitigation and remediation of cybersecurity threats and incidents and report such threats and incidents to the Information Security Officer and Chief Information Officer and ultimately the Board Risk Oversight Committee when appropriate. The Information Security Department has over three decades of experience in managing Information Security and Cybersecurity programs at financial institutions. The Information Security Officer holds the Certified Information Security Manager Certification and is supported by additional team members with extensive backgrounds in cybersecurity and related fields.

Notwithstanding our efforts at cybersecurity, the Company cannot guarantee that it will be successful in preventing or mitigating a cybersecurity incident that could have a material adverse effect on it. To our knowledge, cybersecurity threats, including as a result of any previous cybersecurity incidents, have not materially affected the Company, including its business strategy, results of operations or financial condition. With regard to the possible impact of future cybersecurity threats or incidents, see Item 1A., Risk Factors – Risks Related to Our Business.

Item 2.   PROPERTIES

Our offices are listed in the tables below. The address of the Company and Bank's main office is 18 East Dover Street in Easton, Maryland.

Maryland Branch Locations

Main Office/Branch[1] 18 East Dover Street Easton, Maryland 21601	Chester Branch[1] 300 Castle Marina Road Chester, Maryland 21619	Crofton Branch[2] 2151 Defense Highway Crofton, Maryland 21114
Tred Avon Square Branch[1] 212 Marlboro Road Easton, Maryland 21601	Washington Square Branch[1] 899 Washington Avenue Chestertown, Maryland 21620	Waldorf Branch[1] 3035 Leonardtown Road Waldorf, Maryland 20601
St. Michaels Branch[2] 1013 South Talbot Street St. Michaels, Maryland 21663	Arbutus Branch[1] 1101 Maiden Choice Lane Baltimore, Maryland 21229	Leonardtown Branch[1] 25395 Point Lookout Road Leonardtown, Maryland 20650
Elliott Road Branch[1] 8275 Elliott Road Easton, Maryland 21601	Elkridge Branch[1] 6050 Marshalee Drive Elkridge, Maryland 21075	Bryan's Road Branch[1] 8010 Matthews Road Bryans Road, Maryland 20616
Sunburst Branch[1] 424 Dorchester Avenue Cambridge, Maryland 21613	Owings Mills Branch[1] 9612 Reisterstown Road Owings Mills, Maryland 21117	Dunkirk Branch[2] 10321 Southern Maryland Boulevard Dunkirk, Maryland 20754
West Ocean City Branch[2] 12905-B Ocean Gateway Ocean City, Maryland 21842	Annapolis Branch[1] 1917 West Street Annapolis, Maryland 21401	Lexington Park Branch[1] 22730 Three Notch Road California, Maryland 20619
Ocean City/ South Ocean City Branch[2] 3409 Coastal Highway Ocean City, Maryland 21842	Edgewater Branch[2] 3083 Solomons Island Road Edgewater, Maryland 21037	La Plata Branch[1] 101 Drury Drive La Plata, Maryland 20646
Centreville/Commerce Branch[1] 109 North Commerce Street Centreville, Maryland 21617	Glen Burnie Branch[1] 413 Crain Highway, S.E. Glen Burnie, Maryland 21061	Charlotte Hall Branch[1] 30165 Three Notch Road Charlotte Hall, Maryland 20622
Stevensville Branch[1] 408 Thompson Creek Road Stevensville, Maryland 21666	Severna Park Branch[2] 598 Benfield Road Severna Park, Maryland 21146	Prince Frederick Branch[2] 200 Market Square Drive Prince Frederick, Maryland 20678
Tuckahoe Branch[1] 22151 Wes Street Ridgely, Maryland 21660	Lothian Branch[2] 5401 Southern Maryland Boulevard Lothian, Maryland 20711	Lusby Branch[2] 11725 Rousby Hall Road Lusby, Maryland 20657
Route 213 South Branch[1] 2609 Centreville Road Centreville, Maryland 21617	Denton Branch[1] 850 South 5th Avenue Denton, Maryland 21629	La Plata Downtown Branch[1] 202 Centennial Street La Plata, Maryland 20646

Delaware Branch Locations

Felton Branch[2]	Camden Branch[1]	Rehoboth Beach Branch[2]
120 West Main Street	4580 South DuPont Highway	19358 Miller Road
Felton, Delaware 19943	Camden, Delaware 19934	Rehoboth Beach, Delaware 19971
Milford Branch[2]	Governors Ave Branch[1]	
698-A North Dupont Boulevard	800 South Governors Avenue	
Milford, Delaware 19963	Dover, Delaware 19904	

Virginia Branch Locations

Fredericksburg Downtown Branch[1]	Fredericksburg Harrison Crossing Branch[1]	
425 William Street	5831 Plank Road	
Fredericksburg, Virginia 22401	Fredericksburg, Virginia 22407	

ATMs (standalone)

University of Maryland Shore Medical Center at Easton		
219 South Washington Street		
Easton, Maryland 21601		

Administrative and Lending Offices

SHBI Building[1]	Harrison Street Office[1]	Ridgely Training Center[2]
28969 Information Lane	23 South Harrison Street	405 West Bell Road, Unit 4 and 5
Easton, Maryland 21601	Easton, Maryland 21601	Ridgely, Maryland 21660
Commercial Lending Office[2] Charlottesville	Commercial Lending Office[2] Fredericksburg	Commercial Lending Office[2] Middletown
1434 Rolkin Court, Suite 301	10 Chatham Heights Road, Suite 104	102 Sleepy Hollow, Unit 204
Charlottesville, Virginia 22911	Fredericksburg, Virginia 22405	Middletown, Delaware 19709
Commercial Lending Office[2] Prince Frederick	Mortgage Loan Office[2] Frederick	Hills Building (Clark)[1]
995 North Prince Frederick Boulevard, Suite 105	5291 Corporate Drive, Suite 202	30 Dover Street
Prince Frederick, Maryland 20678	Frederick, Maryland 21703	Easton, Maryland 21601
St. Michaels Mortgage Office[2]		
112 North Talbot Street		
St. Michaels, Maryland 21663		

_____
(1) Branch/Office is owned by the Company.
(2) Branch/Office is leased by the Company.

For information about rent expense for all leased premises, see Note 7 – "Premises and Equipment" in the "Notes to Consolidated Financial Statements" included in Part II, Item 8. of this Annual Report on Form 10-K.

Item 3.   LEGAL PROCEEDINGS

We are at times, in the ordinary course of business, subject to legal actions. Management, upon the advice of counsel, believes that losses, if any, resulting from current legal actions will not have a material adverse effect on our financial condition or results of operations.

Item 4.   MINE SAFETY DISCLOSURES

This item is not applicable.

PART II

Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

MARKET INFORMATION, HOLDERS AND CASH DIVIDENDS

The shares of the Company's common stock are listed on the NASDAQ Global Select Market under the symbol "SHBI." As of March 6, 2025, the Company had approximately 1770 registered holders of record. The high and low sales prices for the shares of common stock of the Company, as reported on the NASDAQ Global Select Market, and the cash dividends declared on those shares for each quarterly period of 2024 and 2023 are set forth in the table below.

	2024			2023		
	Price Range		Dividends Paid	Price Range		Dividends Paid
	High	Low		High	Low	
1st Quarter	$ 14.38	$ 10.56	$ 0.12	$ 18.15	$ 14.00	$ 0.12
2nd Quarter	11.90	10.06	0.12	14.45	10.65	0.12
3rd Quarter	14.99	11.03	0.12	13.37	10.27	0.12
4th Quarter	17.61	13.21	0.12	14.51	9.66	0.12
			$ 0.48			$ 0.48

Shareholders received quarterly cash dividends on shares of common stock totaling $16.0 million in 2024 and $12.7 million in 2023. Quarterly dividends remained at $0.12 for the entire year of 2024. As a general matter, the payment of dividends is at the discretion of the Company's Board of Directors, based on such factors as operating results, financial condition, capital adequacy, regulatory requirements, and stockholder return. The Company anticipates continuing a regular quarterly cash dividend, although future dividend increases must be approved by Shore Bancshares Board of Directors. However, we have no obligation to pay dividends and we may change our dividend policy at any time without notice to shareholders. Any future determination to pay dividends to holders of our common stock will depend on our results of operations, financial condition, capital requirements, banking regulations, contractual restrictions and any other factors that our board of directors may deem relevant.

The transfer agent for the Company's common stock is:

Broadridge Corporate Issuer Solutions, Inc.
51 Mercedes Way
Edgewood, NY 11717
Investor Relations: +1 (800) 353-0103
E-mail for investor inquiries: shareholder@broadridge.com
www.broadridge.com

Stock Performance Graph

The following graph and table show the cumulative total return on the common stock of the Company over the last five years, compared with the cumulative total return of a broad stock market index (the NASDAQ Composite Index), and a narrower index of the NASDAQ Bank Index and S&P SmallCap Banks Index. Cumulative total return on the stock or the index equals the total increase in value since December 31, 2019 assuming reinvestment of all dividends paid into the stock or the index.

The graph and table were prepared assuming that $100 was invested on December 31, 2019, in the common stock and the securities included in the indexes.



Source: S&P Global Market Intelligence				Period Ending		
Index	12/31/2019	12/31/2020	12/31/2021	12/31/2022	12/31/2023	12/31/2024
Shore Bancshares, Inc.	$ 100.00	$ 87.74	$ 128.88	$ 110.37	$ 93.74	$ 108.35
NASDAQ Composite Index	100.00	144.92	177.06	119.45	172.77	223.87
KBW NASDAQ Bank Index	100.00	89.69	124.06	97.52	96.65	132.60
S&P U.S. SmallCap Banks Index	100.00	90.82	126.43	111.47	112.03	132.44

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information as of December 31, 2024, with respect to options outstanding and shares available for future awards under the Company's active equity incentive plans.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants, and rights (b)	Number of securities remaining available for future issuance under equity compensation plans [excluding securities reflected in column (a)] (c)
Equity compensation plans approved by security holders	—	—	190,166
Equity compensation plans not approved by security holders	—	—	—
Total	—	—	190,166

UNREGISTERED SALES OF EQUITY SECURITIES AND ISSUER PURCHASES OF EQUITY SECURITIES

The Company's prior stock repurchase program expired on March 31, 2023. There were no purchases made by or on behalf of us or any "affiliated purchaser" (as defined in Rule 10b-18(a)(3) under the Exchange Act) of our common stock during the fourth quarter of 2024.

Item 6.   [RESERVED]

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion compares the Company's financial condition at December 31, 2024 to its financial condition at December 31, 2023 and the results of operations for the years ended December 31, 2024 and 2023. This discussion should be read in conjunction with the consolidated financial statements and the notes thereto included in Part II, Item 8. of this Annual Report on Form 10-K.

CRITICAL ACCOUNTING POLICIES

The Company's consolidated financial statements are prepared in accordance with GAAP and follow general practices within the industries in which it operates. Application of these principles requires management to make estimates, assumptions, and judgments that affect the amounts reported in the consolidated financial statements and accompanying notes. These estimates, assumptions, and judgments are based on information available as of the date of the financial statements; accordingly, as this information changes, the financial statements could reflect different estimates, assumptions, and judgments. Certain policies inherently have a greater reliance on the use of estimates, assumptions, and judgments and as such have a greater possibility of producing results that could be materially different than originally reported.

The most significant accounting policies that we follow are presented in Note 1 – "Summary of Significant Accounting Policies" in the "Notes to Consolidated Financial Statements" included in Part II, Item 8. of this Annual Report on Form 10-K. These policies, along with the disclosures presented in the notes to consolidated financial statements and in this management's discussion and analysis of financial condition and results of operations, provide information on how significant assets and liabilities are valued in the financial statements and how those values are determined. Based on the valuation techniques used and the sensitivity of financial statement amounts to the methods, assumptions, and estimates underlying those amounts, management has determined that the accounting policies for the ACL on loans, loans acquired in a business combination, and income taxes are critical accounting policies. These policies are considered critical because they relate to accounting areas that require the most subjective or complex judgments, and, as such, could be most subject to revision as new information becomes available.

Allowance for Credit Losses on Loans

The Company adopted ASU No. 2016-13, "Financial Instruments – Credit Losses (Topic 326)," as amended, on January 1, 2023 and in accordance with ASC 326, has recorded an ACL on loans carried at amortized cost. The ACL represents management's best estimate of expected lifetime credit losses within the Company's loan portfolio as of the balance sheet date. The ACL is established through a provision for credit losses and is increased by recoveries of loans previously charged off. Loan losses are charged against the allowance when management's assessments confirm that the Company will not collect the full amortized cost basis of a loan. The calculation of expected credit losses is determined using a cash flow methodology, and includes considerations of historical experience, current conditions, and reasonable and supportable economic forecasts that may affect collection of the recorded balances. The Company assesses an ACL to groups of loans which share similar risk characteristics or on an individual basis, as deemed appropriate. Changes in the ACL on loans and the related provision for credit losses can materially affect financial results. Although the overall balance is determined based on specific portfolio segments and individually assessed assets, the entire balance is available to absorb credit losses for loans in the portfolio.

The determination of the appropriate level of the ACL on loans inherently involves a high degree of subjectivity and requires the Company to make significant judgments concerning credit risks and trends using quantitative and qualitative information, as well as reasonable and supportable forecasts of future economic conditions, all of which may undergo frequent and significant changes. Changes in conditions, including unforeseen events, changes in asset-specific risk characteristics, and other economic factors, both within and outside the Company's control, may indicate the need for an increase or decrease in the ACL on loans. While management makes every effort to utilize the best information available in making its assessment of the ACL estimate, the estimation process is inherently challenging as potential changes in any one factor or input may occur at different rates and/or impact pools of loans in different ways. Further, changes in factors and inputs may also be directionally inconsistent, such that improvement in one factor may offset deterioration in others.

The Company's management reviews the adequacy of the ACL on loans on at least a quarterly basis. Refer to Note 1 – "Summary of Significant Accounting Policies" in the "Notes to the Consolidated Financial Statements" included in Part II, Item 8. of this Annual Report on Form 10-K for additional details concerning the determination of the ACL on loans.

RECENT ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS

The notes to consolidated financial statements discuss the expected impact of accounting policies recently issued or proposed but not yet required to be adopted. To the extent the adoption of new accounting standards materially affects our financial condition, results of operations or liquidity, the impacts are discussed in the applicable section(s) of this discussion and notes to consolidated financial statements.

PERFORMANCE OVERVIEW

The Company recorded net income of $43.9 million and $11.2 million for the years ended December 31, 2024 and 2023, respectively. The basic and diluted net income per share was $1.32 and $0.42 for the years ended December 31, 2024 and 2023, respectively.

Total assets were $6.23 billion at December 31, 2024, an increase of $219.8 million or 3.7%, when compared to $6.01 billion at December 31, 2023. The aggregate increase was primarily due to increases year-over-year in loans held for investment of $131.0 million, or 2.8%, and cash and cash equivalents of $87.4 million.

Total liabilities were $5.69 billion at December 31, 2024, an increase of $189.9 million or 3.45, when compared to $5.50 billion at December 31, 2023, primarily due to an increase in deposits and borrowings.

Total borrowings were $123.7 million at December 31, 2024, an increase of $51.0 million or 70.2%, when compared to $72.7 million at December 31, 2023. Total borrowings at December 31, 2024 were comprised of $50.0 million long-term FHLB advances, $43.9 million of subordinated debt and $29.8 million of trust preferred debentures. The increase in total borrowings at December 31, 2024 when compared to December 31, 2023 was primarily due to a $50.0 million long-term FHLB advance that was obtained in 2024. Total deposits increased $142.2 million, or 2.6% to $5.53 billion at December 31, 2024 when compared to December 31, 2023. The increase in total deposits when compared to December 31, 2023 was primarily due to increases in noninterest-bearing deposits of $304.8 million and money market and savings of $28.0 million, partially offset by decreases in interest-bearing checking of $187.5 million and and time deposits of $3.0 million.

Total stockholder's equity amounted to $541.1 million at December 31, 2024, an increase of $29.9 million or 5.9%, when compared to $511.1 million at December 31, 2023. This increase was due to net income of $43.9 million, partially offset by cash dividends of $16.0 million.

RESULTS OF OPERATIONS

Summary of Financial Results

($ in thousands)	Year Ended December 31,			
	2024	**2023**	**$ Change**	**% Change**
Interest and dividend income	$ **295,338**	$ 214,079	$ 81,259	37.96 %
Interest expense	**124,789**	78,772	46,017	58.42
Net interest income	**170,549**	135,307	35,242	26.05
Provision for credit losses	**4,738**	30,953	(26,215)	(84.69)
Noninterest income	**31,147**	33,159	(2,012)	(6.07)
Noninterest expense	**138,254**	123,329	14,925	12.10
Income before income taxes	**58,704**	14,184	44,520	313.87
Income tax expense	**14,815**	2,956	11,859	401.18
Net income	$ **43,889**	$ 11,228	$ 32,661	290.89

The Company reported net income for the year ended December 31, 2024 of $43.9 million, or diluted earnings per share of $1.32, compared to net income of $11.2 million, or diluted earnings per share of $0.42, for the year ended December 31, 2023. The Company's return on average assets, return on average common equity and return on average tangible common equity were 0.74%, 8.35% and 13.00%, respectively, for the year ended December 31, 2024, compared to 0.24%, 2.54% and 7.74%, respectively, for the year ended December 31, 2023. For additional details, see "Reconciliation of Non-GAAP Measures." The increase in net income in 2024 compared to 2023 was primarily due to higher net interest income driven by loan growth in 2024, and a lower provision for credit losses. These were partially offset by the absence of the one-time bargain purchase gain of $8.8 million in 2023, higher noninterest expense driven by expanded operation of the newly-combined company and the $4.7 million credit card fraud event in 2024.

Net Interest Income

($ in thousands)	Year Ended December 31,			
	2024	**2023**	**$ Change**	**% Change**
Interest and dividend income				
Loans, including fees	$ **269,631**	$ 194,339	$ 75,292	38.74 %
Interest and dividends on investment securities	**19,468**	16,970	2,498	14.72
Interest on deposits with banks	**6,239**	2,770	3,469	125.23
Total interest and dividend income	$ **295,338**	$ 214,079	$ 81,259	37.96
Interest expense				
Deposits	$ **115,301**	$ 68,800	$ 46,501	67.59 %
Short-term borrowings	**2,131**	5,518	(3,387)	(61.38)
Long-term debt	**7,357**	4,454	2,903	65.18
Total interest expense	$ **124,789**	$ 78,772	$ 46,017	58.42
Taxable-equivalent adjustment	**325**	253	72	28.46
Tax-equivalent net interest income	$ **170,874**	$ 135,560	$ 35,314	26.05 %

Tax-equivalent net interest income increased $35.3 million to $170.9 million for 2024 compared to $135.6 million for 2023. The increase in tax-equivalent net interest income was primarily due to an increase in total interest income of $81.3 million, or 38.0%, which included an increase in interest and fees on loans of $75.3 million, or 38.7%. The increase in interest and fees on loans was primarily due to the increase in the average balance of loans of $1.08 billion, or 29.8%, and an increase in net accretion income of $5.1 million due to the merger with TCFC (the "merger"). These were partially offset by an increase in interest expense of $46.0 million, primarily due to increases in the cost of funds and the average balance of interest-bearing deposits of $749.2 million, or 25.1%. All of the increases in average balances were primarily due to the merger.

Average Balances and Yields

The following tables present the distribution of the average consolidated balance sheets, interest income/expense, and annualized yields earned and rates paid for the years ended December 31, 2024 and 2023.

($ in thousands)	Year Ended December 31, 2024			Year Ended December 31, 2023		
	Average Balance	Interest[1],[4]	Yield/Rate	Average Balance	Interest[1],[4]	Yield/Rate
Earning assets						
Loans[2],[3]						
Commercial real estate	$ 2,528,961	$ 144,155	5.70 %	$ 1,860,517	$ 99,953	5.37 %
Residential real estate	1,318,500	72,636	5.51	981,473	50,244	5.12
Construction	322,978	19,917	6.17	284,238	15,123	5.32
Commercial	220,699	15,625	7.08	185,239	13,647	7.37
Consumer	324,633	16,923	5.21	324,444	15,298	4.72
Credit cards	7,444	694	9.32	3,147	315	10.00
Total loans	4,723,215	269,950	5.72	3,639,058	194,580	5.35
Investment securities						
Taxable	667,622	19,444	2.91	674,203	16,832	2.50
Tax-exempt	657	30	4.57	663	58	8.75
Federal funds sold	—	—	—	1,899	92	4.84
Interest-bearing deposits	129,410	6,239	4.82	41,032	2,770	6.75
Total earning assets	5,520,904	295,663	5.36	4,356,855	214,332	4.92
Cash and due from banks	46,264			43,555		
Other assets	387,852			303,906		
Allowance for credit losses	(58,089)			(40,777)		
Total assets	$ 5,896,931			$ 4,663,539		
Interest-bearing liabilities						
Demand deposits	$ 825,773	$ 25,523	3.09 %	$ 883,976	$ 20,134	2.28 %
Money market and savings deposits	1,690,905	41,202	2.44	1,275,088	20,039	1.57
Time deposits	1,205,411	48,566	4.03	770,370	25,708	3.34
Brokered deposits	12,636	10	0.08	56,101	2,919	5.20
Interest-bearing deposits	3,734,725	115,301	3.09	2,985,535	68,800	2.30
FHLB advances	70,298	3,720	5.29	111,392	5,518	4.95
Subordinated debt and guaranteed preferred beneficial interest in junior subordinated debentures ("TRUPS")	72,907	5,768	7.91	57,708	4,454	7.72
Total interest-bearing liabilities	3,877,930	124,789	3.22	3,154,635	78,772	2.50
Noninterest-bearing deposits	1,454,087			1,043,479		
Accrued expenses and other liabilities	39,172			23,635		
Stockholders' equity	525,742			441,790		
Total liabilities and stockholders' equity	$ 5,896,931			$ 4,663,539		
Net interest income		$ 170,874			$ 135,560	
Net interest spread			2.14 %			2.42 %
Net interest margin ("NIM")			3.10 %			3.11 %
Cost of funds			2.34 %			1.88 %
Cost of deposits			2.22 %			1.71 %
Cost of debt			6.63 %			5.90 %

(1) All amounts are reported on a tax-equivalent basis computed using the statutory federal income tax rate of 21.0%, exclusive of nondeductible interest expense.

(2) Average loan balances include nonaccrual loans.

(3) Interest income on loans includes accreted loan fees, net of costs and accretion of discounts on acquired loans, which are included in the yield calculations. There were $16.9 million and $11.8 million of accretion interest on loans for the years ended December 31, 2024 and 2023, respectively.

(4) Interest expense on deposits and borrowing includes amortization of deposit premiums and amortization of borrowing fair value adjustment. There were $1.5 million and $1.8 million of amortization of deposits premium, and $926 thousand and $557 thousand of amortization of borrowing fair value adjustment for the years ended December 31, 2024 and 2023, respectively.

Rate and Volume Analysis

The following table presents changes in interest income and interest expense for the periods indicated. For each category of interest-earning asset and interest-bearing liability, information is provided on changes attributable to (1) changes in volume (changes in volume multiplied by old rate); and (2) changes in rate (changes in rate multiplied by old volume). Changes in rate-volume (changes in rate multiplied by the change in volume) have been allocated to changes due to volume.

Year Ended December 31, 2024 Compared to 2023

($ in thousands)	Volume		Due to Rate		Total	
Interest income from earning assets:						
Loans						
Commercial real estate	$	38,015	$	6,140	$	44,155
Residential real estate		18,513		3,828		22,341
Construction		2,379		2,416		4,795
Commercial		2,507		(537)		1,970
Consumer		31		1,590		1,621
Credit cards		400		(21)		379
Taxable investment securities		(138)		2,764		2,626
Tax-exempt investment securities		—		(28)		(28)
Fed funds sold		—		(92)		(92)
Interest-bearing deposits		4,260		(792)		3,468
Total interest income	$	65,967	$	15,268	$	81,235
Interest-bearing liabilities:						
Demand deposits	$	(1,759)	$	7,160	$	5,401
Money market and savings deposits		10,150		11,092		21,242
Time deposits		17,513		2,443		19,956
FHLB advances - short-term		(5)		—		(5)
FHLB advances - long-term		(2,174)		379		(1,795)
Subordinated debt and TRUPS		1,205		109		1,314
Total interest-bearing liabilities	$	24,930	$	21,183	$	46,113
Net change in net interest income	$	41,037	$	(5,915)	$	35,122

The Company's NIM decreased to 3.10% for 2024, from 3.11% for 2023. The decrease in the NIM was primarily due to an increase in the average balance and rates paid on interest-bearing liabilities of $723.3 million and 72 basis points, respectively, partially offset by an increase in the average balance and rates earned on total earning assets of $1.16 billion and 44 basis points, respectively. Margins were flat as more rapid increases in rates on interest-bearing liabilities were offset by increases in interest-earning asset yields and larger balances in noninterest-bearing deposits. The average balances of noninterest-bearing deposits increased $410.6 million, or 39.35%, from 24.86% of average funding for the year ended December 31, 2023 to 27.27% for the year ended December 31, 2024. Net accretion income impacted NIM by 27 bps and 21 bps for the years ended December 31, 2024 and 2023, respectively, which resulted in core NIMs of 2.83% and 2.90% for the same periods

Noninterest Income

Total noninterest income for 2024 of $31.1 million decreased $2.0 million, or 6.1%, from $33.2 million for 2023. The decrease was primarily due to a one-time bargain purchase gain of $8.8 million in the third quarter of 2023, partially offset by $2.2 million of losses on the sale of investment securities, which were both a direct result of the merger with TCFC in the third quarter of 2023. These were offset by increases in gains on sale of other assets, other noninterest income and interchange fees.

Noninterest Expense

Total noninterest expense of $138.3 million for 2024 increased $14.9 million, or 12.1%, when compared to $123.3 million for 2023. Almost all noninterest expense line items increased as a result of the expanded operations of the newly-combined Company from the merger. In addition fraud costs increase by $4.1 million driven by the credit card fraud in the first quarter 2024. There were no merger-related expenses for 2024, compared to $17.4 million for 2023. Excluding merger and merger-related expenses, core deposit intangible amortization of $9.8 million for 2024 and $6.1 million for 2023, noninterest expense for the comparable periods was $128.5 million and $99.9 million, respectively. Noninterest expense as a percentage of average assets decreased to 2.3% for 2024 from 2.6% for 2023. Excluding merger and merger-related expenses and core deposit intangible amortization for the comparable periods, noninterest expense as a percentage of average assets increased to 2.2% for 2024 compared to 2.1% for 2023. Management continues to focus on further streamlining processes, unlocking operational efficiencies and reducing overall noninterest expense.

Income Taxes

The Company reported income tax expense of $14.8 million and $3.0 million for the years ended December 31, 2024 and 2023, respectively. The effective tax rate was 25.2% for 2024 and 20.8% for 2023. The primary drivers of the increased effective tax rate for 2024 when compared to 2023 were the bargain purchase gain recorded and nondeductible merger-related costs, in connection with the acquisition of TCFC. As of December 31, 2024 the Company recorded net deferred tax assets of $31.9 million compared to $40.7 million in 2023. The decrease was primarily due to the utilization of the federal NOLs and the decrease attributable to acquisition-related adjustments in 2024 compared to 2023.

REVIEW OF FINANCIAL CONDITION

Balance Sheet Summary

Total assets were $6.23 billion at December 31, 2024, an increase of $219.8 million or 3.7%, when compared to $6.01 billion at December 31, 2023. The increase was primarily due to increases in loans held for investment of $131.0 million, or 2.8%, and cash and cash equivalents of $87.4 million or 23.50%, partially offset by an increase in the ACL of 559 thousand.

Cash and Cash Equivalents

Cash and cash equivalents totaled $459.9 million at December 31, 2024, compared to $372.4 million at December 31, 2023. Total cash and cash equivalents fluctuate due to transactions in process and other liquidity demands. Management believes liquidity needs are satisfied by the current balance of cash and cash equivalents, readily available access to traditional and wholesale funding sources, and the portions of the investment and loan portfolios that mature within one year.

Investment Securities

The investment portfolio includes debt and equity securities. Debt securities are classified as either AFS or HTM. AFS investment securities are stated at estimated fair value based on market prices. They represent securities which may be sold as part of the asset/liability management strategy or in response to changing interest rates. Net unrealized holding gains and losses on these securities are reported net of related income taxes as AOCI (loss), a separate component of stockholders' equity. Investment securities in the HTM category are stated at cost adjusted for amortization of premiums and accretion of discounts and the ACL. We have the intent and ability to hold such securities until maturity. At December 31, 2024, 23.7 of the portfolio of debt securities was classified as AFS and 76.3% was classified as HTM, compared to 17.7% and 82.3% respectively, at December 31, 2023.

See Note 3 – "Investment Securities" in the "Notes to the Consolidated Financial Statements" included in Part II, Item 8. of this Annual Report on Form 10-K for additional details on the composition of our investment portfolio.

Investment securities, including restricted stock and equity securities, totaled $656.4 million at December 31, 2024, a $9.0 million, or 1.4%, increase compared to $647.3 million at December 31, 2023. At December 31, 2024, AFS securities, carried at fair value, totaled $149.2 million compared to $110.5 million at December 31, 2023. At December 31, 2024, AFS securities consisted of 82.0% mortgage-backed, 13.5% U.S. government agency securities and 4.4% corporate bonds, compared to 76.0%, 18.5%, and 5.5%, respectively, at December 31, 2023. At December 31, 2024, AFS securities gross unrealized losses were all related to changes in interest rates and were $10.9 million, or less than 1% of total assets and 2% of stockholder's equity.

At December 31, 2024, HTM securities, carried at amortized cost, totaled $481.1 million, compared to $513.2 million at December 31, 2023. At December 31, 2024, HTM securities consisted of 70.0% mortgage-backed, 27.6% U.S. government agency securities, 2.1% other debt securities and 0.3% state and political entities, compared to 69.7%, 28.0%, 2.0% and 0.3%, respectively, at December 31, 2023. At December 31, 2024, the HTM securities had an allowance for credit losses of $203 thousand for the year ended December 31, 2024, compared to $94 thousand for the year ended December 31, 2023.

At December 31, 2024 and 2023, 97.1% of the Bank's carrying value of its investment portfolio consisted of securities issued or guaranteed by U.S. government agencies or government-sponsored agencies.

The following tables set forth the weighted-average yields by maturity category of the bond investment portfolio as of December 31, 2024.

($ in thousands)	Under 1 Year Amortized Cost	Under 1 Year Average Yield	1 - 5 Years Amortized Cost	1 - 5 Years Average Yield	5 - 10 Years Amortized Cost	5 - 10 Years Average Yield	Over 10 Years Amortized Cost	Over 10 Years Average Yield	Total Investment Securities Amortized Cost	Total Investment Securities Fair Value
December 31, 2024										
Available for sale										
U.S. Treasury and government agency securities	$ 2,454	4.39 %	$ 13,450	1.27 %	$ 6,623	1.34 %	$ 457	4.76 %	$ 22,984	$ 20,202
Mortgage-backed securities	5	2.00	15,728	3.87	15,622	4.12	99,084	4.19	130,439	122,384
Other debt securities	—	—	1,800	10.05	4,370	5.53	—	—	6,170	6,626
Total	$ 2,459	4.39	$ 30,978	3.10	$ 26,615	3.66	$ 99,541	4.19	$ 159,593	$ 149,212

($ in thousands)	Under 1 Year		1 - 5 Years		5 - 10 Years		Over 10 Years		Total Investment Securities	
	Amortized Cost	Average Yield	Amortized Cost	Average Yield	Amortized Cost	Average Yield	Amortized Cost	Average Yield	Amortized Cost	Fair Value
December 31, 2024										
Held to maturity										
U.S. Treasury and government agency securities	$ 7,000	3.45 %	$ 114,934	2.21 %	$ 412	2.15 %	$ 10,214	2.15 %	$ 132,560	$ 124,005
Mortgage-backed securities	30	(0.30)	7,724	3.75	20,448	3.63	308,553	2.33	336,755	289,521
Obligations of states and political entities[(1)]	—	—	312	4.52	—	—	1,153	4.53	1,465	1,450
Other debt securities	—	—	3,000	9.56	7,500	4.63	—	—	10,500	9,758
Total	$ 7,030	3.43	$ 125,970	2.48	$ 28,360	3.87	$ 319,920	2.34	$ 481,280	$ 424,734

(1)   Yields have been adjusted to reflect a tax equivalent basis using the statutory federal tax rate of 21%.

Credit Quality Information

The Company monitors the credit quality of HTM securities through credit ratings provided by Standard & Poor's Rating Services and Moody's Investor Services. Credit ratings express opinions about the credit quality of a security, and are updated at each quarter end. Investment grade securities are rated BBB- or higher by S&P and Baa3 or higher by Moody's and are generally considered by the rating agencies and market participants to be of low credit risk. Conversely, securities rated below investment grade, which are labeled as speculative grade by the rating agencies, are considered to have distinctively higher credit risk than investment grade securities. There were no speculative grade HTM securities at December 31, 2024 or 2023. HTM securities that are not rated are agency mortgage-backed securities sponsored by U.S. government agencies, as well as direct obligations of the agencies, with the remainder being sub-debt of other banks.

The following table presents the amortized cost of HTM securities based on their lowest publicly available credit rating as of December 31, 2024.

($ in thousands)	December 31, 2024						
	Investment Grade						
	Aaa	Aa1	A3	Baa1	Baa2	NR	Total
U.S. Treasury and government agency securities	$ 132,560	$ —	$ —	$ —	$ —	$ —	$ 132,560
Mortgage-backed securities	336,755	—	—	—	—	—	336,755
Obligations of states and political entities	—	1,465	—	—	—	—	1,465
Other debt securities	—	—	4,000	4,000	500	2,000	10,500
Total held to maturity securities	$ 469,315	$ 1,465	$ 4,000	$ 4,000	$ 500	$ 2,000	$ 481,280

Loans Held for Sale

We originate residential mortgage loans for sale on the secondary market, which we have elected to carry at fair value. At December 31, 2024, the fair value of loans held for sale amounted to $19.6 million, compared to $8.8 million at December 31, 2023.

When we sell mortgage loans, we make certain representations to the purchaser related to loan ownership, loan compliance and legality, and accurate documentation, among other things. If a loan is found to be out of compliance with any of the representations subsequent to the date of purchase, we may be required to repurchase the loan or indemnify the purchaser.

The Company was not required to repurchase any loans during the years ended December 31, 2024 or 2023.

Loans Held for Investment

The following table summarizes the Company's loan portfolio at December 31, 2024 and 2023.

($ in thousands)	December 31, 2024	%	December 31, 2023	%	$ Change	% Change
Commercial real estate	$ 2,557,806	53.59 %	$ 2,536,861	54.67 %	$ 20,945	0.83 %
Residential real estate	1,329,406	27.86	1,239,731	26.71	89,675	7.23
Construction	335,999	7.04	299,000	6.44	36,999	12.37
Commercial	237,932	4.99	229,939	4.95	7,993	3.48
Consumer	303,746	6.37	328,896	7.09	(25,150)	(7.65)
Credit cards	7,099	0.15	6,583	0.14	516	7.84
Total loans	$ 4,771,988	100.00 %	$ 4,641,010	100.00 %	$ 130,978	2.82
Allowance for credit losses on loans	(57,910)		(57,351)		(559)	0.97
Total loans, net	$ 4,714,078		$ 4,583,659		$ 130,419	2.85

CRE Loan Portfolio

Our loan portfolio has a CRE loan concentration, which is generally defined as a combination of certain construction and CRE loans. The federal banking regulators have issued guidance for those institutions which are deemed to have concentrations in CRE lending. Pursuant to the supervisory criteria contained in the guidance for identifying instructions with a potential CRE concentration risk, institutions which have (1) total reported loans for construction, land development, and other land acquisitions which represent 100% or more of an institution's total risk-based capital; or (2) total non-owner occupied CRE loans representing 300% or more of the institution's total risk-based capital and the institution's non-owner occupied CRE loan portfolio (including construction) has increased 50% or more during the prior 36 months are identified as having potential CRE concentration risk. Institutions which are deemed to have concentrations in CRE lending are expected to employ heightened levels of risk management with respect to their CRE portfolios, and may be required to hold higher levels of capital. The Bank has a concentration in CRE loans, and experienced significant growth in its CRE portfolio with its acquisition of TCFC and its wholly-owned subsidiary CBTC. Non-owner occupied CRE loans totaled $2.08 billion and $2.02 billion at December 31, 2024 and 2023, respectively, and as a percentage of the Bank's Tier 1 Capital + ACL were 359.5% and 382.6%, respectively. Construction loans totaled $336.0 million and $299.0 million at December 31, 2024 and 2023, respectively, and as a percentage of the Bank's Tier 1 Capital + ACL were 58.0% and 56.7%, respectively.

The CRE portfolio has increased in the past two years. Management has extensive experience in CRE lending, and has implemented and continues to maintain heightened risk management procedures, as well as strong underwriting criteria with respect to its CRE portfolio. Monitoring practices are part of the Bank's credit and risk departments' annual test plans and are adjusted as needed on a quarterly basis if external or internal conditions merit changes. The Bank's CRE monitoring plans include stress testing analysis to evaluate changes in collateral values and changes in cash flow debt service coverage ratios as a result of increasing interest rates or declines in customer net operating revenues. We may be required to maintain higher levels of capital as a result of our CRE concentrations, which could require us to obtain additional capital or be required to sell/participate portions of loans, which may adversely affect shareholder returns.

Non-Owner Occupied CRE Loans

($ in thousands)		Amount		Average Loan Size	% of Non-Owner Occupied CRE Loans	% of Total Portfolio Loans, Gross
			December 31, 2024			
Loan type:						
Retail	$	447,038	$	2,391	21.5 %	9.4 %
Office/office condo		370,827		1,539	17.8	7.8
Multi-family (5+ units)		265,278		2,248	12.7	5.6
Motel/hotel		212,216		4,161	10.2	4.4
Industrial/warehouse		200,623		1,454	9.6	4.2
Commercial - improved		179,254		1,338	8.6	3.8
Other[1]		407,719		498	19.6	8.4
Total non-owner occupied CRE loans[2]	$	2,082,955		1,235	100.0 %	43.6 %
Total portfolio loans, gross[3]	$	4,771,988				

(1) Other non-owner occupied CRE loans include 1-4 family dwelling loans of $138.6 million, lot/land loans of $94.3 million, self-storage loans of $72.6 million and other loans of $102.3 million.

(2) The balances for our non-owner occupied commercial real estate portfolio as of December 31, 2024, as presented in this table, coincide with our internal evaluation of risk for the purpose of monitoring loan concentrations in accordance with internal and regulatory guidelines.

(3) Excludes loans held for sale of $19.6 million.

Owner Occupied CRE Loans

($ in thousands)		Amount		Average Loan Size	% of Owner Occupied CRE Loans	% of Total Portfolio Loans, Gross
			December 31, 2024			
Loan type:						
Commercial - improved	$	163,405	$	967	22.5 %	3.4 %
Office/office condo		135,153		520	18.6	2.8
Industrial/warehouse		100,731		650	13.8	2.1
Church		64,661		886	8.9	1.4
Retail		63,696		601	8.8	1.3
Other[1]		199,920		1,227	27.4	4.2
Total owner-occupied CRE loans	$	727,566		786	100.0 %	15.2 %
Total portfolio loans, gross[2]	$	4,771,988				

(1) Other owner occupied CRE loans include marine/boat slips of $59.1 million, restaurant loans of $58.4 million, fire/CMS building loans of $25.9 million and other loans of $56.7 million.

(2) Excludes loans held for sale of $19.6 million.

Office CRE Loan Portfolio

The Bank's office CRE loan portfolio, which includes owner occupied and non-owner occupied CRE loans, was $506.0 million or 10.6% of total loans of $4.77 billion at December 31, 2024. At December 31, 2024, the Bank's medical tenant loans were $138.7 million and government or government contractor tenant loans were $55.0 million, which equaled 27.4% and 10.9%, respectively, of the total office CRE loan portfolio. There were 501 loans in the office CRE portfolio with an average and median loan size of $1.0 million and $375 thousand, respectively. Loan-to-value ("LTV") estimates are less than 50% for $182.3 million, or 36.0%, of the office CRE loan portfolio and greater than 80% for $9.7 million, or 1.9, of the office CRE loan portfolio. LTV collateral values are based on the most recent appraisal, which varies from the initial loan boarding to interim credit reviews. LTV estimates for the office CRE loan portfolio are summarized below and LTV collateral values are based on the most recent appraisal, which may vary from the appraised value at loan origination.

The Bank had 18 office CRE loans totaling $164.5 million that were greater than $5.0 million at December 31, 2024, compared to 24 office CRE loans totaling $189.8 million at December 31, 2023. The decrease in this portfolio segment was the result of normal amortization and one closed loan totaling $10.4 million, and adjustments totaling $13.9 million to remove non-bank-owned participation balances. For the office CRE portfolio at December 31, 2024, the average loan debt-service coverage ratio was 1.9x and the average LTV was 49.3%. Of the office CRE portfolio balance, 75% was secured by properties in rural or suburban areas with limited exposure to metropolitan cities and 97% were secured by properties with five stories or less. Of the office CRE loans, $33.6 million will mature and $17.5 million will reprice prior to December 31, 2025. Of the office CRE loans, $2.3 million are special mention or substandard.

Maturity of Loan Portfolio

The following table below sets forth the maturities and interest rate sensitivity of the loan portfolio at December 31, 2024. Demand loans, loans having no stated schedule of repayments and no stated maturity, and overdrafts are reported as due in one year or less.

($ in thousands)	Maturing within one year		Maturing after one but within five years		Maturing after five but within 15 years		Maturing after 15 years		Total	
Commercial real estate	$	210,427	$	744,019	$	770,135	$	833,225	$	2,557,806
Residential real estate		48,073		134,873		124,640		1,021,820		1,329,406
Construction		229,216		70,235		35,059		1,489		335,999
Commercial		79,461		85,363		57,825		15,283		237,932
Consumer		2,091		82,862		98,659		120,134		303,746
Credit cards		2,865		2,392		1,842		—		7,099
Totals	$	572,133	$	1,119,744	$	1,088,160	$	1,991,951	$	4,771,988
Rate Terms:										
Fixed-interest rate loans	$	516,033	$	1,028,449	$	719,859	$	426,175	$	2,690,516
Adjustable-interest rate loans		56,100		91,295		368,301		1,565,776		2,081,472
Total	$	572,133	$	1,119,744	$	1,088,160	$	1,991,951	$	4,771,988

Asset Quality

The following table summarizes asset quality information and ratios at December 31, 2024 and 2023.

($ in thousands)		December 31, 2024		December 31, 2023
ASSET QUALITY				
Total portfolio loans	$	4,771,988	$	4,641,010
Classified assets[1]		28,173		14,851
Allowance for credit losses on loans		(57,910)		(57,351)
Past due loans - 31 to 89 days	$	8,807	$	10,853
Past due loans >= 90 days		294		738
Total past due (delinquency) loans	$	9,101	$	11,591
Nonaccrual loans	$	21,008	$	12,784
Past due loans >= 90 days		294		738
Other real estate owned ("OREO")		179		179
Repossessed property		3,315		—
Total nonperforming assets		24,796		13,701
Accruing borrowers experiencing financial difficulty ("BEFD") modifications[2]		1,362		367
Total nonperforming assets and BEFDs modifications	$	26,158	$	14,068

	December 31, 2024	December 31, 2023
ASSET QUALITY RATIOS		
Classified assets to total assets[1]	0.45 %	0.25 %
Classified assets to risk-based capital[1]	4.77	2.75
Past due loans - 31 to 89 days to total portfolio loans	0.18 %	0.23 %
Past due loans >= 90 days and nonaccrual to total loans	0.45	0.29
Total past due and nonaccrual loans to total portfolio loans	0.63	0.53
Nonaccrual loans to total portfolio loans	0.44 %	0.28 %
Nonperforming assets to total assets	0.40	0.23

_____

(1) Classified assets consist of substandard loans and OREO. Classified assets do not include special mention loans.

(2) BEFD modification loans include both nonaccrual and accruing performing loans. All BEFD modification loans are included in the calculation of asset quality financial ratios. Nonaccrual BEFD modification loans are included in the nonaccrual balance and accruing BEFD modification loans are included in the accruing BEFD modification balance.

ACL and Provision for Credit Losses

On January 1, 2023, the Company adopted ASU No. 2016-13, "Financial Instruments – Credit Losses (Topic 326)." The ACL is a valuation allowance that is deducted from loans' amortized cost basis to present the net amount expected to be collected on the loans. Loans are charged-off against the ACL when management believes the uncollectibility of a loan balance is confirmed. Expected recoveries may not exceed the aggregate of amounts previously charged-off and expected to be charged-off.

The Bank uses loan data to estimate expected credit losses under CECL, including information about past events, current conditions, and reasonable and supportable forecasts relevant to assessing the collectability of the cash flows of the loans. Historical loss experience serves as the foundation for our estimated credit losses. Adjustments to our historical loss experience are made for differences in current loan portfolio segment credit risk characteristics such as the impact of changing unemployment rates, changes in U.S. Treasury yields, portfolio concentrations, the volume of classified loans, and other prevailing economic conditions and factors that may affect the borrower's ability to repay, or reduction in the estimated value of any underlying collateral. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available. Upon the adoption of ASC 326, the Company recorded a $10.8 million increase to the ACL.

The following is a breakdown of the Company's general and specific allowances as a percentage of total portfolio loans at December 31, 2024 and 2023:

($ in thousands)	December 31, 2024		December 31, 2023	
Specific Allowance	$	1,350	$	923
General Allowance		56,560		56,428
	$	57,910	$	57,351
Specific Allowance to total gross loans		0.02 %		0.02 %
General Allowance total gross loans		1.19		1.22
Allowance to total gross loans		1.21 %		1.24 %
Total gross loans	$	4,771,988	$	4,641,010

ACL as a percentage of loans decreased to 1.21% at December 31, 2024 compared to 1.24% at December 31, 2023. At December 31, 2024, the Company's ACL increased $559 thousand, or 0.97%, to $57.9 million from $57.4 million at December 31, 2023. The increase in the general allowance was primarily due to loan growth, partially offset by favorable economic conditions in 2024.

The Company recorded a provision for credit losses on loans of $4.6 million for the year ended December 31, 2024 compared to $30.4 million for the year ended December 31, 2023 primarily due to $20.1 million related to the acquisition of TCFC legacy loans and $7.3 million resulting from the change in ACL methodology on TCFC legacy loans in 2023. Net charge-offs amounted to $2.0 million, or 0.06% of average loans for the year ended December 31, 2023 compared to net charge-offs of $4.1 million or 0.09% of average loans for the year ended December 31, 2024. The increase in charge-offs in 2024 were primarily due to the marine portfolio.

Management believes that the ACL was adequate at December 31, 2024. The ACL as a percent of total loans may increase or decrease in future periods based on economic conditions. Management's determination of the adequacy of the ACL is based on a periodic evaluation of the loan portfolio. For additional information regarding the ACL, refer to Note 1 – "Summary of Significant Accounting Policies" and Note 4 – "Loans and Allowance for Credit Losses" in the "Notes to Consolidated Financial Statements" included in Part II, Item 8., as well as "Critical Accounting Policies" contained in Part II, Item 7. of this Annual Report on Form 10-K.

The following table allocates the ACL by portfolio loan category at the dates indicated. The allocation of the ACL to each category is not necessarily indicative of future losses and does not restrict the use of the ACL to absorb losses in any category.

| ($ in thousands) | December 31, 2024 | | December 31, 2023 | |
	Amount	%[1]	Amount	%[1]
Commercial real estate	$ 22,846	53.59 %	$ 23,015	54.67 %
Residential real estate	21,776	27.86	19,909	26.71
Construction	2,854	7.04	3,935	6.44
Commercial	3,138	4.99	2,671	4.95
Consumer	6,889	6.37	7,601	7.09
Credit cards	407	0.15	220	0.14
Total allowance for credit losses	$ 57,910	100.00 %	$ 57,351	100.00 %

_____
(1) Percent of loans in each category to total portfolio loans.

The following table indicates net charge-offs or recoveries by average loan portfolio category for the years ended as indicated:

| ($ in thousands) | December 31, 2024 | | | December 31, 2023 | | |
	Net (Charge-offs) Recoveries	Average Balance[1]	%	Net (Charge-offs) Recoveries	Average Balance[1]	%
Commercial real estate	$ —	$ 2,286,363	— %	$ (1,326)	$ 1,875,969	0.07 %
Residential real estate	6	1,279,211	—	(75)	989,037	0.01
Construction	1	318,650	—	15	311,360	—
Commercial	(175)	237,326	0.07	(232)	127,441	0.18
Consumer[2]	(3,329)	319,922	1.04	(290)	322,904	0.09
Credit cards	(575)	2,486	23.13	(111)	2,811	3.95
	(4,072)	4,443,958	0.09	(2,019)	3,629,522	0.06
Allowance for credit losses	—	(58,089)	—	—	(40,777)	—
Total net charge-off and average loans	$ (4,072)	$ 4,385,869	0.09	$ (2,019)	$ 3,588,745	0.06

_____
[1] Excludes loans held for sale.
[2] Includes the marine portfolio.

Off-Balance Sheet Credit Exposure Reserve

The Company's reserve for off-balance sheet credit exposures was $1.1 million at December 31, 2024 and December 31, 2023. The Company is monitoring line of credit usage and has not seen substantive increases in usage or expected usage. The Company will continue to monitor activity for potential increases in the off-balance sheet reserve in future quarters as customers use available liquidity.

Classified Assets and Special Mention Assets

Classified assets increased $13.3 million from $14.9 million at December 31, 2023 to $28.2 million at December 31, 2024. Management considers classified assets to be an important measure of asset quality. Increases in classified and special mention loan categories were due to loans related to our marine lending portfolio and residential mortgages, all of which are diverse in origination date. The Company's risk rating process for classified loans is an important input into the Company's allowance methodology. Risk ratings are an important input into the Company's ACL qualitative framework. The following is a breakdown of the Company's classified and special mention assets at December 31, 2024 and 2023, respectively:

($ in thousands)	December 31, 2024		December 31, 2023	
Classified loans				
Substandard	$	24,679	$	14,672
Doubtful		—		—
Loss		—		—
Total classified loans		24,679		14,672
Special mention loans		33,518		28,263
Total classified loans and special mention loans	$	58,197	$	42,935
Classified loans	$	24,679	$	14,672
OREO		179		179
Repossessed assets		3,315		—
Total classified assets	$	28,173	$	14,851
Total classified assets and special mention loans	$	61,691	$	43,114
Total classified assets as a percentage of total assets		0.45 %		0.25 %
Total classified assets as a percentage of risk based capital		4.77		2.75

Nonperforming Assets

At December 31, 2024, nonperforming assets were $24.8 million, an increase of $11.1 million, or 80.98%, when compared to December 31, 2023. The increase in nonperforming assets was primarily due to the increase in nonaccrual loans acquired in the merger and an increase in repossessed assets related to the marine portfolio. At December 31, 2024, the ratio of nonaccrual loans to total assets was 0.34%, an increase from 0.21% at December 31, 2023. The ratio of nonperforming assets to total assets at December 31, 2024 was 0.40% compared to 0.23% at December 31, 2023.

The Company continues to focus on the resolution of its nonperforming and problem loans. The efforts to accomplish this goal include frequently contacting borrowers until the delinquency is cured or until an acceptable payment plan has been agreed upon; obtaining updated appraisals; provisioning for credit losses; charging-off loans; transferring loans to OREO or repossessed assets; aggressively marketing OREO and repossessed assets; and selling loans. The reduction of nonperforming and problem loans is and will continue to be a high priority for the Company.

The following table summarizes our nonperforming assets for the years ended December 31, 2024 and 2023.

($ in thousands)	December 31, 2024		December 31, 2023	
Nonperforming assets				
Nonaccrual loans	$	21,008	$	12,784
Total loans 90 days or more past due and still accruing		294		738
OREO		179		179
Repossessed assets		3,315		—
Total nonperforming assets	$	24,796	$	13,701
As a percent of total loans:				
Nonaccrual loans		0.44 %		0.28 %
As a percent of total loans and OREO:				
Nonperforming assets		0.52 %		0.30 %
As a percent of total assets:				
Nonaccrual loans		0.34 %		0.21 %
Nonperforming assets		0.40		0.23

Deposits

The following is a breakdown of the Company's deposit portfolio at December 31, 2024 and 2023:

($ in thousands)	December 31, 2024		December 31, 2023		$ Change	% Change
	Balance	%	Balance	%		
Noninterest-bearing demand	$ 1,562,815	28.27 %	$ 1,258,037	23.36 %	$ 304,778	24.23 %
Interest-bearing:						
Demand	978,076	17.69	1,165,546	21.64	(187,470)	(16.08)
Money market and savings	1,805,884	32.67	1,777,927	33.01	27,957	1.57
Time deposits	1,181,561	21.37	1,184,610	21.99	(3,049)	(0.26)
Total interest-bearing	3,965,521	71.73	4,128,083	76.64	(162,562)	(3.94)
Total deposits	$ 5,528,336	100.00 %	$ 5,386,120	100.00 %	$ 142,216	2.64

Total deposits increased $142.2 million, or 2.6%, to $5.53 billion at December 31, 2024 when compared to December 31, 2023. The increase in total deposits was primarily due to an increase in noninterest-bearing demand deposits of $304.8 million and money market and savings deposits of $28.0 million, partially offset by decreases in interest-bearing demand deposits of $187.5 million and time deposits of $3.0 million.

Total estimated uninsured deposits were $905.3 million, or 16.4% of total deposits, at December 31, 2024. At December 31, 2024, there were $160.2 million included in uninsured deposits that the Bank secured using the market value of pledged collateral. The Bank's uninsured deposits, excluding deposits secured by the market value of pledged collateral, at December 31, 2024 was $745.1 million, or 13.5% of total deposits.

For FDIC call reporting purposes, reciprocal deposits are classified as brokered deposits when they exceed 20% of a bank's liabilities or $5.00 billion. Reciprocal deposits increased $354.2 million to $1.65 billion at December 31, 2024, compared to $1.29 billion at December 31, 2023. Reciprocal deposits as a percentage of the Bank's liabilities at December 31, 2024 and 2023 were 29.8% and 24.0%, respectively. For call reporting purposes, $520.5 million of reciprocal deposits were considered brokered at December 31, 2024 compared to $229.9 million at December 31, 2023.

The Bank is required to monitor large deposit relationships and concentration risks in accordance with regulatory guidance. This includes monitoring deposit concentrations and maintaining fund management policies and strategies that take into account potentially volatile concentrations and significant deposits that mature simultaneously. Regulatory guidance defines a large depositor as a customer or entity that owns or controls 2% or more of the Bank's total deposits. At December 31, 2024, the Bank had three local municipal customer deposit relationships that exceeded 2% of total deposits, totaling $547.4 million, or 9.90% of total deposits of $5.53 billion. At December 31, 2023, there were four customer deposit relationships that exceeded 2% of total deposits, totaling $598.5 million or 11.11% of total deposits of $5.39 billion.

The Bank uses deposits primarily to fund loans and to purchase investment securities. Average total deposits increased from $4.03 billion at December 31, 2023 to $5.19 billion at December 31, 2024, an increase of $1.16 billion, or 28.79%.

The following table sets forth the average balances of deposits and percentage of each major category to total average deposits for the years ended December 31, 2024 and 2023.

($ in thousands)	December 31, 2024		December 31, 2023	
	Average Balance	%	Average Balance	%
Noninterest-bearing demand	$ 1,454,087	28.02 %	$ 1,043,479	25.90 %
Interest-bearing deposits				
Demand	825,773	15.91	883,976	21.94
Money market and savings	1,690,905	32.59	1,275,088	31.65
Time deposits	1,205,411	23.23	770,370	19.12
Brokered deposits	12,636	0.24	56,101	1.39
Total interest-bearing	3,734,725	71.98	2,985,535	74.10
Total deposits	$ 5,188,812	100.00 %	$ 4,029,014	100.00 %

Average interest-bearing deposits increased $749.2 million, or 25.1%, in 2024, compared to 2023. Average noninterest-bearing deposits increased 410.6 million, or 39.3%, in 2024, compared to 2023. Deposits provided funding for approximately 94.0% and 92.5% of average earning assets for 2024 and 2023, respectively.

The following table sets forth the aggregate amount and maturity ranges of certificates of deposit with balances of $250,000 or more as of December 31, 2024, as well as the portion that is uninsured.

($ in thousands)	Total	Uninsured
Three months or less	$ 80,264	$ 41,514
Over three through 6 months	82,654	37,404
Over 6 through 12 months	195,105	74,836
Over 12 months	16,083	6,333
Total	$ 374,106	$ 160,087

Note 8 – "Deposits" in the "Notes to Consolidated Financial Statements" included in Part II, Item 8. of this Annual Report on Form 10-K includes the scheduled contractual maturities of total certificates of deposit of $1.18 billion at December 31, 2024.

Securities Sold Under Retail Repurchase Agreements

Securities sold under agreements to repurchase are issued in conjunction with cash management services for commercial depositors. There were no securities sold under retail purchase agreements at December 31, 2024 and 2023.

Wholesale Funding - Short-Term Borrowings and Brokered Deposits

The Company borrows from the FHLB on a short-term basis to meet liquidity needs. There were no short-term borrowings outstanding at December 31, 2024 and 2023.

The Company's wholesale funding increased $5.5 million, which includes FHLB advances and brokered deposits, from $44.5 million in brokered deposits at December 31, 2023 to $50.0 million in FHLB advances at December 31, 2024. Brokered deposits for the Company's measurement of wholesale funding exclude reciprocal deposit balances that exceeded 20% of the Bank's total liabilities.

Contractual Obligations

The Company has various contractual obligations that affect its cash flows and liquidity. Our operating leases are primarily related to branch premises and equipment. Purchase obligations arise from agreements to purchase goods and services that are enforceable and legally binding. Other contracts included in purchase obligations primarily consist of service agreements for various systems and applications supporting bank operations. For information regarding material contractual obligations, please see Note 6 – "Leases" and Note 22 – "Revenue Recognition" in the "Notes to Consolidated Financial Statements" included in Part II, Item 8. of this Annual Report on Form 10-K.

Long-Term Debt

The Company occasionally borrows from the FHLB to meet longer-term liquidity needs, specifically to fund loan growth when liquidity from deposit growth is not sufficient. There were $50.0 million and zero long-term borrowings from the FHLB outstanding at December 31, 2024 and 2023, respectively.

On August 25, 2020, the Company entered into Subordinated Note Purchase Agreements with certain accredited purchasers pursuant to which the Company issued and sold $25.0 million in aggregate principal amount with an initial interest rate of 5.375% Fixed-to-Floating Rate Subordinated Notes due September 1, 2030.

As a result of the acquisition of Severn, effective October 31, 2021, the Company acquired Junior Subordinated Debt Securities due in 2035, which had an outstanding principal balance of $20.6 million. The debt balance of $18.8 million at December 31, 2024 and $18.6 million at December 31, 2023 was presented net of fair value adjustments of $1.8 million and $2.0 million, respectively.

Additionally, as a result of the TCFC merger in 2023, the Company acquired Junior Subordinated Debt Securities which had an outstanding principal balance of $12.4 million. The debt balance of $11.1 million at December 31, 2024 was presented net of a fair value adjustment of $1.3 million. In addition, the Company also acquired 4.75% fixed-to-floating rate subordinated notes with a principal balance of $19.5 million. At December 31, 2024, the debt had a balance of $19.0 million, which was presented net of fair value adjustment of $548 thousand.

For additional information regarding long-term debt, refer to Note 9 – "Borrowings" in the "Notes to Consolidated Financial Statements" included in Part II, Item 8. of this Annual Report on Form 10-K.

Stockholders' Equity

Total stockholders' equity was $541.1 million at December 31, 2024, compared to $511.1 million at December 31, 2023. The increase in stockholders' equity in 2024 was primarily due to net income of $43.9 million, partially offset by dividends paid of $16.0 million. The ratio of period-end equity to total assets was 8.68% for 2024, as compared to 8.50% for 2023.

($ in thousands)	December 31, 2024	December 31, 2023	$ Change	% Change
Common stock, $0.01 par value per share	$ 333	$ 332	$ 1	0.3 %
Additional paid in capital	358,112	356,007	2,105	0.6
Retained earnings	190,166	162,290	27,876	17.2
Accumulated other comprehensive loss	(7,545)	(7,494)	(51)	0.7
Total stockholders' equity	$ 541,066	$ 511,135	$ 29,931	5.9

We record unrealized holding gains (losses), net of tax, on investment securities available for sale as AOCI (loss), a separate component of stockholders' equity. At December 31, 2024 and 2023, the portion of the investment portfolio designated as "available for sale" had a net unrealized holding loss, net of tax, of $7.5 million.

LIQUIDITY

Liquidity is our ability to meet cash demands as they arise. Cash needs may come from loan demand, deposit withdrawals or acquisition opportunities. Potential obligations, resulting from the issuance of standby letters of credit and commitments to fund future borrowings to our loan customers, are other factors affecting our liquidity needs. Many of these obligations and commitments are expected to expire without being drawn upon; therefore, the total commitment amounts do not necessarily represent future cash requirements affecting our liquidity position.

The Company's principal sources of liquidity are cash on hand and dividends received from the Bank. The Bank's most liquid assets are cash, cash equivalents and federal funds sold. The levels of such assets are dependent upon the Bank's operating, financing and investment activities at any given time. The variations in levels of cash and cash equivalents are influenced by deposit flows and anticipated future deposit flows. Customer deposits are considered the primary source of funds supporting the Bank's lending and investment activities.

Based on management's going concern evaluation, we believe that there are no conditions or events, considered in the aggregate, that raise substantial doubt about the Company's or the Bank's ability to continue as a going concern, within one year of the date of the issuance of the financial statements.

The Bank's principal sources of funds for investment and operations are net income, deposits, sales of loans, borrowings, principal and interest payments on loans, principal and interest received on investment securities and proceeds from the maturity and sale of investment securities. The Bank's principal funding commitments are for the origination or purchase of loans, the purchase of securities and the payment of maturing deposits.

The Bank's most liquid assets are cash, cash equivalents and federal funds sold. The levels of such assets are dependent on the Bank's operating, financing and investment activities at any given time. The variations in levels of cash and cash equivalents are influenced by deposit flows and anticipated future deposit flows.

Liquidity is provided by access to funding sources, which include core deposits and brokered deposits. Other sources of funds include our ability to borrow, such as purchasing federal funds from correspondent banks, sales of securities under agreements to repurchase and advances from the FHLB. The Bank uses wholesale funding (brokered deposits and other sources of funds) to supplement funding when loan growth exceeds core deposit growth and for asset-liability management purposes.

We derive liquidity through increased customer deposits, non-reinvestment of the cash flow from the investment portfolio, loan repayments, borrowings and income from earning assets. As seen in the consolidated statements of cash flows, the net increase in cash and cash equivalents was $87.4 million for the year ended December 31, 2024, compared to an increase of $316.9 million for the year ended December 31, 2023.

To the extent that deposits are not adequate to fund customer loan demand, liquidity needs can be met in the short-term fund markets. At December 31, 2024, the Bank had approximately $1.47 billion of available liquidity, including $459.9 million in cash and cash equivalents, $317.9 million in unpledged securities, $743.6 million in secured borrowing capacity at the FHLB of Atlanta, partially offset by FHLB advances and a letter of credit of $50.0 million and $6.1 million, respectively. The Bank has arrangements with other correspondent banks whereby it has $95.0 million available in federal funds lines of credit and a reverse repurchase agreement available to meet any short-term needs which may not otherwise be funded by the Bank's portfolio of readily marketable investments that can be converted to cash. Through the FHLB, the Bank had available lendable collateral of approximately $743.6 million and $745.1 million at December 31, 2024 and 2023, respectively. The Bank has pledged, under a blanket lien, all qualifying residential and commercial real estate loans under borrowing agreements with the FHLB of Atlanta. The following table presents the Company's liquidity in use and liquidity available as of December 31, 2024.

($ in thousands)	December 31, 2024	
	Liquidity in Use	Liquidity Available
FHLB secured borrowings[1]	$ 56,100	$ 743,568
Unsecured federal fund purchase lines	—	95,000
Unpledged assets		
Cash and cash equivalents	n/a	459,851
Investment securities	n/a	317,851
Total	$ 56,100	$ 1,616,270

[1] The Bank has pledged a portion of the commercial real estate and residential loan portfolio to the FHLB to secure the line of credit.

CAPITAL RESOURCES

The Bank and the Company are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of its assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank and the Company to maintain minimum ratios of common equity Tier 1, Tier 1, and total capital as a percentage of assets and off-balance sheet exposures, adjusted for risk weights ranging from 0% to 12.50%. The Bank and Company are also required to maintain capital at a minimum level based on quarterly average assets, which is known as the leverage ratio. The Bank was deemed "well-capitalized" under applicable regulatory capital requirements at December 31, 2024.

The Company evaluates capital resources by the ability to maintain adequate regulatory capital ratios. The Company and the Bank annually update its strategic plan, which includes a three-year capital plan. In developing its plan, the Company considers the impact to capital of asset growth, loan concentrations, income accretion, dividends, holding company liquidity, investment in markets and people and stress testing.

The Bank and the Company are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of its assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Bank to maintain minimum ratios of CET 1, Tier 1, and total capital as a percentage of assets and off-balance sheet exposures, adjusted for risk weights ranging from 0% to 1250%. The Bank is also required to maintain capital at a minimum level based on quarterly average assets, which is known as the leverage ratio.

In July 2013, federal bank regulatory agencies issued a final rule that revised their risk-based capital requirements and the method for calculating risk-weighted assets to make them consistent with certain standards that were developed by Basel III and certain provisions of the Dodd-Frank Act. The final rule currently applies to all depository institutions and bank holding companies and savings and loan holding companies with total consolidated assets of more than $3 billion.

As of December 31, 2024, the Bank and the Company were in compliance with all applicable regulatory capital requirements to which they were subject, and the Bank was classified as "well-capitalized" for purposes of the prompt corrective action regulations. The following tables present the applicable capital ratios for the Company and the Bank as of December 31, 2024 and 2023.

December 31, 2024	Tier 1 Leverage Ratio	Common Equity Tier 1 Ratio	Tier 1 Risk-Based Capital Ratio	Total Risk-Based Capital Ratio
The Company	8.02 %	9.44 %	10.06 %	12.18 %
The Bank	8.58	10.75	10.75	11.97

December 31, 2023	Tier 1 Leverage Ratio	Common Equity Tier 1 Ratio	Tier 1 Risk-Based Capital Ratio	Total Risk-Based Capital Ratio
The Company	7.75 %	8.69 %	9.32 %	11.49 %
The Bank	8.33	10.02	10.02	11.27

On February 4, 2025, the Company announced that its Board of Directors declared a cash dividend of $0.12 per share, payable on February 28, 2025, to holders of record of shares of common stock as of February 14, 2025.

See Note 16 – "Regulatory Capital Requirements" in the "Notes to Consolidated Financial Statements" included in Part II, Item 8. of this Annual Report on Form 10-K for further information about the regulatory capital positions of the Bank and Company.

The Company provides banking services to customers who do business in the cannabis industry. Prior to the second quarter of 2022, the Company restricted these businesses to include only those in the medical-use cannabis industry in the state of Maryland. During the second quarter of 2022, the Company expanded its cannabis banking program to include both medical and adult-use licensees in other states, with an initial offering of the Company's existing Maryland customers with multi-state operations. While the Company is providing banking services to customers that are engaged in growing, processing, and sales of both medical and adult-use cannabis in a manner that complies with applicable state law, such customers engaged in those activities currently violate federal law. The Company may be deemed to be aiding and abetting illegal activities through the services that it provides to these customers. While we are not aware of any instance of a federally-insured financial institution being subject to such aiding and abetting liability, the strict enforcement of federal laws regarding cannabis would likely result in the Company's inability to continue to provide banking services to these customers and the Company could have legal action taken against it by the federal government, including imprisonment and fines. There is an uncertainty of the potential impact to the Company's consolidated financial statements if the federal government takes actions against the Company. As of December 31, 2024, the Company has not accrued an amount for the potential impact of any such actions.

The following is a summary of the level of business activities with our cannabis customers:

- Deposit and loan balances at December 31, 2024 were approximately 151.4 million, or 2.7 of total deposits, and 82.6 million, or 1.7 of total gross loans, respectively.

- Interest and noninterest income for the year ended December 31, 2024 were approximately 4.1 million and 1.1 million, respectively.

For information about risks relating to liquidity, see "Risk Factors" included in Part I, Item 1A. of this this Annual Report on Form 10-K.

Comparison of Cash Flows for the Years Ended December 31, 2024 and 2023

During the year ended December 31, 2024, all financing activities provided $175.1 million in cash compared to $121.9 million in cash provided for the same period in 2023. The Company was provided $53.2 million more cash from financing activities compared to the prior year, primarily due to increased deposits of $304.8 million from management's efforts to expand deposit relationships. The Company used less cash in 2024 compared to 2023 for net long-term debt activity. Short-term borrowings activity used $109.0 million less cash in 2024 compared to 2023 as the Bank paid down wholesale funding. The Company used $3.3 million more cash for stock-related activities in 2024 compared to 2023, primarily due to a $3.3 million increase in common stock dividend payments.

The Bank's principal use of cash has been in investing activities including its investments in loans and investment securities. In 2024, the level of net cash used in investing activities increased $306.9 million to $134.5 million from net cash provided by investing activities of $172.3 million in 2023. The increase in cash used was primarily the result of cash used for loan activities and investment securities. Cash used for loan activities decreased $194.0 million to $123.3 million for the year ended December 31, 2024 from $317.3 million for the year ended December 31, 2023 as organic loan growth slowed in 2024 as management focused on merger integration as well as safe and sound moderate loan growth in the current economic environment. The use of funds to purchase investment securities increased 93.7 million to $162.4 million for the year ended December 31, 2024, from $68.7 million for the year ended December 31, 2023. Cash proceeds from investment securities decreased $388.8 million as total proceeds from sales of acquired AFS securities decreased for the year ended December 31, 2024, compared to the year ended December 31, 2023.

Operating activities provided more cash of $24.2 million as cash provided increased to $46.9 million for the year ended December 31, 2024, compared to $22.7 million of cash provided for the same period of 2023.

The Company has no business other than holding the stock of the Bank and does not currently have any material funding requirements, except for the payment of dividends on common stock, and the payment of interest on subordinated debentures and subordinated notes, and noninterest expense.

USE OF NON-GAAP FINANCIAL MEASURES

Statements included in the Management's Discussion and Analysis of Financial Condition and Results of Operations include non-GAAP financial measures and should be read along with the accompanying tables, which provide a reconciliation of non-GAAP financial measures to GAAP financial measures. The Company's management uses these non-GAAP financial measures and believes that non-GAAP financial measures provide additional useful information that allows readers to evaluate the ongoing performance of the Company. Non-GAAP financial measures should not be considered as an alternative to any measure of performance or financial condition as promulgated under GAAP, and investors should consider the Company's performance and financial condition as reported under GAAP and all other relevant information when assessing the performance or financial condition of the Company. Non-GAAP financial measures have limitations as analytical tools, and investors should not consider them in isolation or as a substitute for analysis of the results or financial condition as reported under GAAP. See non-GAAP reconciliation schedules that immediately follow.

Reconciliation of Non-GAAP Measures

This Annual Report on Form 10-K, including the accompanying financial statement tables, contains financial information determined by methods other than in accordance with GAAP. This financial information includes certain performance measures, which exclude intangible assets. These non-GAAP measures are included because the Company believes they may provide useful supplemental information for evaluating the underlying performance trends of the Company.

($ in thousands, except per share amounts)	**December 31, 2024**	December 31, 2023
Total assets	$ **6,230,763**	$ 6,010,918
Less: intangible assets		
Goodwill	**63,266**	63,266
Core deposit intangibles	**38,311**	48,090
Total intangible assets	**101,577**	111,356
Tangible assets	$ **6,129,186**	$ 5,899,562
Total common equity	$ **541,066**	$ 511,135
Less: intangible assets	**101,577**	111,356
Tangible common equity	$ **439,489**	$ 399,779
Common shares outstanding at end of period	**33,332,177**	33,161,532
Common equity to assets	**8.68 %**	8.50 %
Tangible common equity to tangible assets	**7.17**	6.78
Common book value per share	$ **16.23**	$ 15.41
Tangible common book value per share	**13.19**	12.06

Return on Average Common Equity

Return on average common equity is a financial ratio that measures the profitability of a company in relation to the average stockholders' equity. This financial metric is expressed in the form of a percentage which is equal to net income after tax divided by the average shareholders' equity for a specific period of time.

($ in thousands)	Year Ended December 31,			
	2024		2023	
Net income (as reported)	$	43,889	$	11,228
Return on average common equity		8.35 %		2.54 %
Average stockholders' equity	$	525,742	$	441,790

Return on Average Tangible Common Equity

Return on average tangible common equity is computed by dividing net earnings applicable to common shareholders by average tangible common stockholders' equity. Management believes that return on average tangible common equity is meaningful because it measures the performance of a business consistently, whether acquired or internally-developed. ROATCE is a non-GAAP measure and may not be comparable to similar non-GAAP measures used by other companies.

($ in thousands)	Year Ended December 31,			
	2024		2023	
Net income (as reported)	$	43,889	$	11,228
Core deposit intangible amortization (net of tax)		7,311		4,254
Merger and acquisition costs (net of tax)		—		11,637
Net earnings applicable to common shareholders	$	51,200	$	27,119
Return of average tangible common equity		12.21 %		7.74 %
Average stockholders' equity	$	525,742	$	441,790
Average goodwill and core deposit intangible		(106,409)		(91,471)
Average tangible stockholders' common equity	$	419,333	$	350,319

Item 7A.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest rate risk is defined as the exposure to changes in net interest income and capital that arises from movements in interest rates. Depending on the composition of the balance sheet, increasing or decreasing interest rates can negatively affect the Company's results of operations and financial condition.

The Company measures interest rate risk over the short and long term. The Company measures interest rate risk as the change in net interest income caused by a change in interest rates over twelve and twenty-four months. The Company's net interest income simulations provide information about short-term interest rate risk exposure. The Company also measures interest rate risk by measuring changes in the values of assets and liabilities due to changes in interest rates. The economic value of equity is defined as the present value of future cash flows from existing assets, minus the present value of future cash flows from existing liabilities. Economic value of equity simulations reflect the interest rate sensitivity of assets and liabilities over a longer time period, considering the maturities, average life and duration of all balance sheet accounts.

The Company's net income is largely dependent on its net interest income. Net interest income is susceptible to interest rate risk to the extent that interest-bearing liabilities mature or re-price on a different basis than interest-earning assets. When interest-bearing liabilities mature or re-price more quickly than interest-earning assets in a given period, a significant increase in market rates of interest could adversely affect net interest income. Similarly, when interest-earning assets mature or re-price more quickly than interest-bearing liabilities, falling interest rates could result in a decrease in net interest income. Net interest income is also affected by changes in the portion of interest-earning assets that are funded by interest-bearing liabilities rather than by other sources of funds, such as noninterest-bearing deposits and stockholders' equity.

The Company's interest rate risk management goals are (1) to increase net interest income at a growth rate consistent with the growth rate of total assets, and (2) to minimize fluctuations in net interest margin as a percentage of interest-earning assets. Management attempts to achieve these goals by balancing, within policy limits, the volume of floating-rate liabilities with a similar volume of floating-rate assets; by keeping the average maturity of fixed-rate asset and liability contracts reasonably matched; by maintaining a pool of administered core deposits; and by adjusting pricing rates to market conditions on a continuing basis.

The board of directors has approved the Company's interest rate risk policy and assigned oversight to the Board Risk Oversight Committee. The policy establishes limits on risk, which are quantitative measures of the percentage change in net interest income and economic value of equity resulting from changes in interest rates. Both net interest income and economic value of equity simulations assist in identifying, measuring, monitoring and controlling interest rate risk and along with mitigating strategies are used by management to maintain interest rate risk exposure within Board policy guidelines.

The Company's interest rate risk model uses assumptions which include factors such as call features, prepayment options and interest rate caps and floors included in investment and loan portfolio contracts. The interest rate risk model estimates the lives and interest rate sensitivity of the Company's non-maturity deposits. These assumptions have a significant effect on model results. The assumptions are developed primarily based upon historical behavior of Bank customers. The Company also considers industry and regional data in developing interest rate risk model assumptions. There are inherent limitations in the Company's interest rate risk model and underlying assumptions. When interest rates change, actual movements of interest-earning assets and interest-bearing liabilities, loan prepayments, and withdrawals of time and other deposits, may deviate significantly from assumptions used in the model.

The Company prepares a current base case and several alternative simulations at least quarterly. Current interest rates are shocked by +/- 100, 200, 300, and 400 basis points. In addition, the Company simulates additional rate curve scenarios. The Company may elect not to use particular scenarios that it determines are impractical in a current rate environment.

The Company's internal limits for parallel shock scenarios are as follows:

Shock in Basis Points	Net Interest Income	Economic Value of Equity
+ - 400	+/-25%	+/-40%
+ - 300	+/- 20%	+/- 30%
+ - 200	+/- 15%	+/- 20%
+ - 100	+/- 10%	+/- 10%

It is management's goal to manage the Bank's portfolios so that net interest income at risk over twelve and twenty-four-month periods and the economic value of equity at risk do not exceed policy guidelines at the various interest rate shock levels. As of December 31, 2024, the Company exceeded Board approved limits for the percentage change in economic value of equity in the interest rate shock of -200 due to average lives and low level of market rates on non-maturing deposit instruments. As of December 31, 2023, the Company did not exceed any Board approved limits.

Measures of net interest income at risk produced by simulation analysis are indicators of an institution's short-term performance in alternative rate environments. The below schedule estimates the changes in net interest income over a twelve-month period for parallel rate shocks for up 400, 300, 200, 100 and down 100, and 200 scenarios:

Estimated Changes in Net Interest Income

Change in Interest Rates:	+ 400 basis points	+ 300 basis points	+ 200 basis points	+ 100 basis points	- 100 basis points	- 200 basis points
Policy limit	+/-25%	+/- 20%	+/- 15%	+/- 10%	+/-10%	+/- 15%
December 31, 2024	(3.8)%	(2.4)%	(1.3)%	(0.5)%	(0.1)%	(2.1)%
December 31, 2023	(15.6)%	(11.6)%	(7.6)%	(3.6)%	2.1 %	2.8 %

Measures of equity value at risk indicate the ongoing economic value of the Company by considering the effects of changes in interest rates on all of the Company's cash flows, and by discounting the cash flows to estimate the present value of assets and liabilities. The below schedule estimates the changes in the economic value of equity at parallel shocks for up 400, 300, 200, 100 and down 100 and 200 scenarios:

Estimated Changes in Economic Value of Equity

Change in Interest Rates:	+ 400 bp	+ 300 bp	+ 200 bp	+ 100 bp	- 100 bp	- 200 bp
Policy limit	+/-40%	+/- 30%	+/- 20%	+/- 10%	+/-10%	+/- 20%
December 31, 2024	15.2 %	14.2 %	11.7 %	7.2 %	(10.0)%	(24.2)%
December 31, 2023	(27.7)%	(20.9)%	(13.8)%	(6.6)%	4.1 %	5.8 %

As with any method of measuring interest rate risk, certain shortcomings are inherent in the method of analysis presented in the foregoing tables. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable rate mortgage loans, have features which restrict changes in interest rates on a short-term basis and over the life of the asset. Further, if interest rates change, expected rates of prepayments on loans and early withdrawals from certificates of deposit could deviate significantly from those assumed in calculating the tables.

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS



MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of Shore Bancshares, Inc. (the "Company") is responsible for the preparation, integrity and fair presentation of the financial statements included in this Annual Report. The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and reflect management's judgments and estimates concerning the effects of events and transactions that are accounted for or disclosed.

Management is also responsible for establishing and maintaining effective internal control over financial reporting. The Company's internal control over financial reporting includes those policies and procedures that pertain to the Company's ability to record, process, summarize and report reliable financial data. The internal control system contains monitoring mechanisms, and appropriate actions taken to correct identified deficiencies. Management believes that internal controls over financial reporting, which are subject to scrutiny by management and the Company's internal auditors, support the integrity and reliability of the financial statements. Management recognizes that there are inherent limitations in the effectiveness of any internal control system, including the possibility of human error and the circumvention or overriding of internal controls. Accordingly, even effective internal control over financial reporting can provide only reasonable assurance with respect to financial statement preparation. In addition, because of changes in conditions and circumstances, the effectiveness of internal control over financial reporting may vary over time. The Audit Committee of the board of directors (the "Committee"), is comprised entirely of outside directors who are independent of management. The Committee is responsible for the appointment and compensation of the independent auditors and makes decisions regarding the appointment or removal of members of the internal audit function. The Committee meets periodically with management, the independent auditors, and the internal auditors to ensure that they are carrying out their responsibilities. The Committee is also responsible for performing an oversight role by reviewing and monitoring the financial, accounting, and auditing procedures of the Company in addition to reviewing the Company's financial reports. The independent auditors and the internal auditors have full and unlimited access to the Committee, with or without the presence of management, to discuss the adequacy of internal control over financial reporting, and any other matters which they believe should be brought to the attention of the Committee.

Management assessed the Company's system of internal control over financial reporting as of December 31, 2024. This assessment was conducted based on the Committee of Sponsoring Organizations of the Treadway Commission "Internal Control - Integrated Framework (2013)." Based on this assessment, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2024.

There were no other changes in the Company's internal control over financial reporting (as defined in Rule 13a-15 under the Securities Act of 1934) during the quarter ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

The 2024 financial statements have been audited by the independent registered public accounting firm of Crowe LLP ("Crowe"). Personnel from Crowe were given unrestricted access to all financial records and related data, including minutes of all meetings of the Board of Directors and committees thereof. Management believes that all representations made to all the independent auditors were valid and appropriate. The resulting report from Crowe accompanies the financial statements. Crowe has also issued a report on the effectiveness of internal control over financial reporting. This report has also been made a part of this Annual Report.

/s/ James M. Burke	/s/ Todd L. Capitani
James M. Burke	Todd L. Capitani
President and Chief Executive Officer	Executive Vice President and Chief Financial Officer
(Principal Executive Officer)	(Principal Financial Officer)
March 10, 2025	March 10, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (PCAOB ID 173)

Stockholders and the Board of Directors
Shore Bancshares, Inc.
Easton, Maryland

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheet of Shore Bancshares, Inc. (the "Company") as of December 31, 2024, and the related consolidated statement of income, comprehensive income, changes in stockholders' equity, and cash flows for the period ended December 31, 2024, and the related notes (collectively referred to as the "financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework: (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework: (2013) issued by COSO.

Basis for Opinions

The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the Audit Committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Allowance for Credit Losses – Economic Imprecision Qualitative Factor

As described in Note 1 to the financial statements, the Company accounts for credit losses under ASC 326, Financial Instruments – Credit Losses. ASC 326 requires the measurement of expected lifetime credit losses for financial assets measured at amortized cost at the reporting date. As of December 31, 2024, the balance of the allowance for credit losses ("ACL") on loans was $57.9 million.

The Company's methodology for estimating the amount reported in the ACL includes an allowance assessed on a collective basis for pools of loans that share similar risk characteristics, which are evaluated collectively using a cash flow approach which includes loan-level cash flow projections and pool-level assumptions and incorporates a reasonable and supportable forecast. Management's estimate of the ACL on loans that are collectively evaluated also includes a qualitative assessment of available information relevant to assessing collectability that is not captured in the quantitative loss estimation process. Qualitative factors considered by management include concentrations of loans to specific industry segments; the volume and severity of delinquencies and adversely classified loan balances and the value of underlying collateral, and the probability of the near-term recession and its impacts on estimated losses that is captured through an economic imprecision factor. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available.

We identified auditing the economic imprecision qualitative factor of the ACL as a critical audit matter because the methodology to determine the estimate of credit losses uses subjective judgments by management and is subject to material variability. Performing audit procedures to evaluate the economic imprecision qualitative factor involved a high degree of auditor judgment, subjectivity and required significant effort, including the need to involve more experienced audit personnel.

The primary procedures we performed to address this critical audit matter included:

- Testing the effectiveness of controls over the evaluation of the qualitative factor assessments, particularly the economic imprecision factor, used in the ACL on collectively evaluated loans, including controls addressing:

  ◦ Methodology and accounting policies related to the qualitative factors
  ◦ Data inputs, calculations, and judgments used to determine the qualitative factors
  ◦ Management's output review of the ACL inclusive of qualitative factors

- Substantively testing management's process, including evaluating their judgments and assumptions, for developing the economic imprecision qualitative factor of the ACL which is applied to loans which are collectively evaluated, which included:

  ◦ Evaluation of the reasonableness of the Company's accounting policies, judgments, and elections related to the economic imprecision qualitative factor
  ◦ Testing the accuracy of key inputs and calculations used to determine the economic imprecision qualitative factor
  ◦ Evaluation of the reasonableness of management's judgments and assumptions related to the economic imprecision qualitative factor to determine if it is calculated in conformity with management's policies and was consistently applied period over period.

/s/ Crowe LLP

We have served as the Company's auditor since 2024.

Livingston, New Jersey
March 10, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM (PCAOB ID 613)

To the Stockholders and the Board of Directors of Shore Bancshares, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Shore Bancshares, Inc. and its subsidiaries (the Company) as of December 31, 2023, the related consolidated statements of income, comprehensive income, changes in stockholders' equity, and cash flows, for the year then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ Yount, Hyde & Barbour, P.C.

We served as the Company's auditor from 2017 to 2024.

Winchester, Virginia
March 15, 2024

SHORE BANCSHARES, INC.
CONSOLIDATED BALANCE SHEETS

($ in thousands, except per share data)		**December 31, 2024**		December 31, 2023
ASSETS				
Cash and due from banks	$	**44,008**	$	63,172
Interest-bearing deposits with other banks		**415,843**		309,241
Cash and cash equivalents		**459,851**		372,413
Investment securities:				
Available for sale, at fair value (amortized cost of $159,593 and $120,832 at December 31, 2024 and 2023, respectively)		**149,212**		110,521
Held to maturity, net of allowance for credit losses of $203 and $94 (fair value of $424,734 and $457,830) at December 31, 2024 and 2023, respectively		**481,077**		513,188
Equity securities, at fair value		**5,814**		5,703
Restricted securities, at cost		**20,253**		17,900
Loans held for sale, at fair value		**19,606**		8,782
Loans held for investment (fair value of $9,466 and $9,944 at December 31, 2024 and 2023, respectively)		**4,771,988**		4,641,010
Less: allowance for credit losses		**(57,910)**		(57,351)
Loans, net		**4,714,078**		4,583,659
Premises and equipment, net		**81,806**		82,386
Goodwill		**63,266**		63,266
Other intangible assets, net		**38,311**		48,090
Mortgage servicing rights, at fair value		**5,874**		5,926
Right-of-use assets		**11,385**		12,487
Cash surrender value on life insurance		**104,421**		101,704
Accrued interest receivable		**19,570**		19,217
Deferred income taxes		**31,857**		40,707
Other assets		**24,382**		24,969
TOTAL ASSETS	$	**6,230,763**	$	6,010,918
LIABILITIES				
Deposits:				
Noninterest-bearing	$	**1,562,815**	$	1,258,037
Interest-bearing checking		**978,076**		1,165,546
Money market and savings		**1,805,884**		1,777,927
Time deposits		**1,181,561**		1,184,610
Total deposits		**5,528,336**		5,386,120
FHLB advances		**50,000**		—
Guaranteed preferred beneficial interest in junior subordinated debentures ("TRUPS")		**29,847**		29,530
Subordinated debt		**43,870**		43,139
Total borrowings		**123,717**		72,669
Lease liabilities		**11,844**		12,857
Other liabilities		**25,800**		28,137
TOTAL LIABILITIES		**5,689,697**		5,499,783
COMMITMENTS AND CONTINGENCIES (Note 19)				
STOCKHOLDERS' EQUITY				
Common stock, par value $0.01 per share; shares authorized 50,000,000; shares issued and outstanding 33,332,177 and 33,161,532 at December 31, 2024 and 2023, respectively		**333**		332
Additional paid in capital		**358,112**		356,007
Retained earnings		**190,166**		162,290
Accumulated other comprehensive loss		**(7,545)**		(7,494)
TOTAL STOCKHOLDERS' EQUITY		**541,066**		511,135
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	**6,230,763**	$	6,010,918

See accompanying notes to consolidated financial statements.

SHORE BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF INCOME

| ($ in thousands, except per share data) | Year Ended December 31, | |
	2024	2023
INTEREST INCOME		
Interest and fees on loans	$ 269,631	$ 194,339
Interest and dividends on taxable investment securities	19,444	16,832
Interest and dividends on tax-exempt investment securities	24	46
Interest on federal funds sold	—	92
Interest on deposits with other banks	6,239	2,770
Total interest income	295,338	214,079
INTEREST EXPENSE		
Interest on deposits	115,301	68,800
Interest on short-term borrowings	2,131	5,518
Interest on long-term borrowings	7,357	4,454
Total interest expense	124,789	78,772
NET INTEREST INCOME	170,549	135,307
Provision for credit losses	4,738	30,953
NET INTEREST INCOME AFTER PROVISION FOR CREDIT LOSSES	165,811	104,354
NONINTEREST INCOME		
Service charges on deposit accounts	6,149	5,501
Trust and investment fee income	3,367	3,608
Loss on sales and calls of investment securities	—	(2,166)
Gain on sale of loans held for sale	5,021	2,978
Mortgage banking revenue	966	1,535
Interchange credits	6,741	5,714
Title Company revenue	402	551
Bargain purchase gain	—	8,816
Other noninterest income	8,501	6,622
Total noninterest income	31,147	33,159
NONINTEREST EXPENSE		
Salaries and employee benefits	66,579	57,003
Occupancy expense	9,706	7,791
Furniture and equipment expense	3,441	2,551
Data processing	12,329	8,783
Directors' fees	1,557	1,156
Amortization of other intangible assets	9,779	6,105
FDIC insurance premium expense	4,413	3,479
Legal and professional fees	5,836	4,337
Fraud losses	4,998	879
Merger-related expenses	—	17,356
Other noninterest expenses	19,616	13,889
Total noninterest expense	138,254	123,329
Income before income taxes	58,704	14,184
Income tax expense	14,815	2,956
NET INCOME	$ 43,889	$ 11,228
Basic net income per common share	$ 1.32	$ 0.42
Diluted net income per common share	$ 1.32	$ 0.42
Dividends paid per common share	$ 0.48	$ 0.48

See accompanying notes to consolidated financial statements.

SHORE BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		Year Ended December 31,		
($ in thousands)		**2024**		2023
Net income	$	**43,889**	$	11,228
Other comprehensive income (loss):				
Investment securities:				
Unrealized holding gains (losses) on available for sale securities		**(70)**		2,101
Tax effect		**19**		(574)
Total other comprehensive income (loss)		**(51)**		1,527
Comprehensive income	$	**43,838**	$	12,755

See accompanying notes to consolidated financial statements.

SHORE BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

($ in thousands)	Common Stock		Additional Paid in Capital		Retained Earnings		Accumulated Other Comprehensive Income (Loss)		Total Stockholders' Equity
Balances, December 31, 2022	$	199	$	201,494	$	171,613	$	(9,021)	$	364,285
Net income		—		—		11,228		—	11,228
Cumulative effect adjustment due to the adoption of ASC 326, net of tax		—		—		(7,818)		—	(7,818)
Other comprehensive income		—		—		—		1,527	1,527
TCFC acquisition		132		152,955		—		—	153,087
Common shares issued for employee stock purchase plan		1		384		—		—	385
Stock-based compensation		—		1,174		—		—	1,174
Cash dividends at $0.48 per common share		—		—		(12,733)		—	(12,733)
Balances, December 31, 2023		332		356,007		162,290		(7,494)	511,135
Net income		—		—		**43,889**		—	**43,889**
Other comprehensive loss		—		—		—		**(51)**	**(51)**
Common shares issued for employee stock purchase plan		**1**		**375**		—		—	**376**
Stock-based compensation		—		**1,730**		—		—	**1,730**
Cash dividends at $0.48 per common share		—		—		**(16,013)**		—	**(16,013)**
Balances, December 31, 2024	$	**333**	$	**358,112**	$	**190,166**	$	**(7,545)**	$	**541,066**

See accompanying notes to consolidated financial statements.

SHORE BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,	
($ in thousands)	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 43,889	$ 11,228
Adjustments to reconcile net income to net cash provided by operating activities:		
Net accretion of acquisition accounting estimates	(14,734)	(8,772)
Provision for credit losses	4,738	30,953
Depreciation and amortization	16,040	10,939
Net amortization of securities	(546)	838
Amortization of debt issuance costs	122	122
Bargain purchase gain	—	(8,816)
Gain on mortgage loans held for sale	(5,021)	(2,978)
Gain on other mortgage loan activity	(220)	(499)
Proceeds from sale of mortgage loans held for sale	170,205	121,734
Originations of loans held for sale	(176,415)	(123,376)
Stock-based compensation expense	1,730	1,174
Deferred income tax expense	8,869	2,721
Losses on sales and calls of securities	—	2,166
Gain on sales of repossessed assets	(3)	—
Loss on valuation adjustments on mortgage servicing rights	361	251
Loss on disposal of fixed assets	10	—
Gain on disposal of premises held for sale	(737)	—
Valuation adjustments on premises transferred to held for sale	289	272
Gain on sales and valuation adjustments on other real estate owned	—	(3)
Fair value adjustments on loans held for investment, at fair value	257	(33)
Fair value adjustment on equity securities	55	(54)
Bank owned life insurance income	(2,657)	(1,997)
Net changes in:		
Accrued interest receivable	(353)	(724)
Other assets	4,770	(10,875)
Accrued interest payable	(1,313)	2,095
Other liabilities	(2,449)	(3,653)
Net cash provided by operating activities	46,887	22,713

SHORE BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS - Continued

($ in thousands)	Year Ended December 31, 2024	2023
CASH FLOWS FROM INVESTING ACTIVITIES:		
Proceeds from maturities and principal payments of investment securities available for sale	**70,892**	17,754
Proceeds from the sale of acquired available for sale securities	**—**	434,215
Proceeds from maturities and principal payments of investment securities held to maturity	**48,960**	44,801
Proceeds from life insurance death benefits	**150**	—
Purchase of investment securities available for sale	**(108,554)**	(33,226)
Purchases of investment securities held to maturity	**(17,512)**	—
Proceeds from sale of loans held for investment	**—**	8,611
Purchases of equity securities	**(166)**	(79)
Purchases of restricted securities	**(36,157)**	(35,350)
Net change in loans	**(123,277)**	(317,283)
Purchases of premises and equipment	**(5,224)**	(5,954)
Proceeds from sales of other real estate owned	**—**	21
Proceeds from sales of repossessed assets	**1,807**	—
Redemption of restricted securities	**33,804**	32,959
Purchases of bank owned life insurance	**(210)**	(249)
Proceeds from disposal of premises held for sale	**946**	721
Cash acquired in the acquisition of TCFC, net of cash paid	**—**	25,372
Net cash (used in) provided by investing activities	**(134,541)**	172,313
CASH FLOWS FROM FINANCING ACTIVITIES:		
Net changes in:		
Noninterest-bearing deposits	**$ 304,778**	$ (192,658)
Interest-bearing deposits	**(164,049)**	435,894
Short-term borrowings	**—**	(109,000)
Long-term borrowings	**50,000**	—
Common stock dividends paid	**(16,013)**	(12,733)
Issuance of common stock	**376**	385
Net cash provided by financing activities	**175,092**	121,888
Net increase in cash and cash equivalents	**87,438**	316,914
Cash and cash equivalents at beginning of period	**372,413**	55,499
Cash and cash equivalents at end of period	**$ 459,851**	$ 372,413
Supplemental cash flows information:		
Interest paid	**$ 123,567**	$ 74,038
Income taxes paid	**—**	7,293
Recognition of lease liabilities arising from right-of-use assets	**566**	179
Transfers from loans to repossessed assets	**5,119**	—
Unrealized gains (losses) on available for sale securities	**(70)**	2,101
Transfer of premises to held for sale (included in other assets)	**1,387**	750

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The consolidated financial statements include the accounts of Shore Bancshares, Inc. and its subsidiaries (collectively referred to in these Notes as the "Company"), with all significant intercompany transactions eliminated. The accounting and reporting policies of the Company conform with generally accepted accounting principles in the United States of America ("GAAP"). For purposes of comparability, certain reclassifications have been made to amounts previously reported to conform with the current period presentation. Reclassifications had no effect on prior year net income or stockholders' equity.

Nature of Operations

The Company engages in the banking business through Shore United Bank, N.A. (the "Bank"), a Maryland commercial bank with trust powers. The Company's primary source of revenue is derived from interest earned on commercial, residential mortgage and other loans, and fees charged in connection with lending and other banking services located in Maryland, Delaware and Virginia. The Company engages in financial service offerings through Wye Financial Partners and offers corporate trustee services through Wye Trust, a division of Shore United Bank, N.A. The Bank also conducts secondary market lending activities through a division of the Bank. Mid-Maryland Title Company, Inc. (the "Title Company"), engages in title work related to real estate transactions.

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and affect the reported amounts of revenues earned and expenses incurred during the reporting period. Actual results could differ from those estimates. Estimates that could change significantly relate to the determination of the allowance for credit losses on loans, loans acquired in business combinations, valuation of deferred tax assets and the subsequent evaluation of goodwill for impairment.

Investments - Debt Securities

Investments in debt securities are classified as either held to maturity ("HTM"), available for sale ("AFS"), or trading, based on management's intent. Currently, the Company has classified its debt securities within the AFS and HTM classifications. Debt securities purchased with the positive intent and ability to hold to maturity are classified as HTM and are recorded at amortized cost, net of any allowance for credit losses ("ACL"). Debt securities not classified as HTM are classified as AFS and are carried at estimated fair value with the corresponding unrealized gains and losses recognized in other comprehensive income (loss).

Gains or losses are recognized in net income on the trade date using the amortized cost of the specific security sold. Purchase premiums are recognized in interest income using the effective interest rate method over the period from purchase to maturity or, for callable securities, the earliest call date, and purchase discounts are recognized in the same manner from purchase to maturity.

The Company has elected to exclude accrued interest receivable from the amortized cost basis and fair value of its HTM and AFS debt securities and has included such accrued interest of $2.5 million and $2.2 million at December 31, 2024 and 2023, respectively, within accrued interest receivable on the consolidated balance sheets. The Company has securities that have been pledged as collateral for obligations to federal, state and local government agencies, and other purposes as required or permitted by law, or sold under agreements to repurchase. At December 31, 2024, the aggregate carrying value of pledged AFS and HTM pledged securities was $67.9 million and $197.5 million, respectively. The comparable amounts as of December 31, 2023 were $54.5 million and $185.9 million, respectively.

Investments - Equity Securities

Equity securities with readily determinable fair values are carried at fair value, with changes in fair value reported in net income. Any equity securities without readily determinable fair values are carried at cost, minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for identical or similar investments. Restricted equity securities are carried at cost and are periodically evaluated for impairment based on the ultimate recovery of par value. The entirety of any impairment on equity securities is recognized in earnings.

Allowance for Credit Losses - Securities

The Company evaluates its available-for-sale and held-to-maturity debt securities portfolios for expected credit losses as of the valuation date under ASC 326. For available-for-sale debt securities in an unrealized loss position, the Company first assesses whether it intends to sell, or if it is more likely than not that it would be required to sell, the security before recovery of its amortized cost basis. If either criterion is met, the security's amortized cost basis is written down to fair value through income during the current period. For available-for-sale debt securities that do not meet the aforementioned criteria, the Company evaluates whether the decline in fair value has resulted from credit losses or other driving factors. If the Company's assessment indicates that a credit loss exists, the present value of cash flows expected to be collected from the security is compared to the amortized cost basis of the security. If the present value of cash flows expected to be collected is less than the amortized cost basis, an ACL is recorded for the credit loss (which represents the difference between the expected cash flows and amortized cost basis), limited by the amount that the fair value is less than the amortized cost basis. Any impairment that has not been recorded through an ACL is recognized in other comprehensive income.

The entire amount of an impairment loss is recognized in earnings only when: (1) the Company intends to sell the security; or (2) it is more likely than not that the Company will have to sell the security before recovery of the Company's amortized cost basis; or (3) the Company does not expect to recover the entire amortized cost basis of the security. In all other situations, only the portion of the impairment loss representing the credit loss must be recognized in earnings, with the remaining portion being recognized in shareholders' equity as comprehensive income, net of deferred taxes.

Changes in the ACL are recorded as a provision for (or reversal of) credit losses. Losses are charged against the ACL when the Company believes the uncollectibility of an available-for-sale security is confirmed or when either of the criteria regarding intent or requirement to sell is met. Any impairment not recorded through an allowance for credit loss is recognized in other comprehensive income as a noncredit-related impairment

As part of its estimation process, the Company have made a policy election to exclude accrued interest from the amortized cost basis of available for sale debt securities and report accrued interest separately in other assets in the consolidated balance sheet. Available for sale debt securities are placed on nonaccrual status when we no longer expect to receive all contractual amounts due, which is generally at 90 days past due. Accrued interest receivable is reversed against interest income when a security is placed on nonaccrual status. Accordingly, the Company does not recognize an allowance for credit loss against accrued interest receivable. This approach is consistent with the Company's nonaccrual policy implemented for its loan portfolio.

The Company separately evaluates its held to maturity investment securities for any credit losses. If it determines that a security indicates evidence of deteriorated credit quality, the security is individually-evaluated and a discounted cash flow analysis is performed and compared to the amortized cost basis. As of December 31, 2024, the Company had $424.7 million classified as held to maturity at estimated fair value with an amortized cost basis of $481.3 million with the remainder of the securities portfolio held as available for sale.

Loans Held for Investment

The Company's recorded investment in loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally is reported at the unpaid principal balances adjusted for charges-offs, unearned discounts, any deferred fees or costs on originated loans, and the ACL. The Company has elected to exclude accrued interest receivable from the amortized cost basis of its loans held for investment and has included such accrued interest of $16.7 million and $16.8 million at December 31, 2024 and 2023, respectively, within accrued interest receivable on the consolidated balance sheets. Interest on loans is recorded to interest income based on the contractual rates and the amount of outstanding principal of the loans. Loan fees and origination costs are deferred and the net amount is amortized as an adjustment of the related loan's yield using the level-yield method.

Loans acquired in a business combination are recorded at estimated fair value on the date of acquisition. In the case of loans that have experienced more than insignificant deterioration in credit quality since origination as of the acquisition date, the loan's amortized cost basis is increased above estimated fair value by the amount of expected credit losses as of the acquisition date, and a corresponding ACL is also recorded.

A loan's past due status is based on the contractual due date of the most delinquent payment due. Loans are generally placed on nonaccrual status when the collection of principal or interest is 90 days or more past due, or earlier, if collection is uncertain. Any accrued interest receivable on loans placed on nonaccrual status is reversed by an adjustment to interest income. Loans greater than 90 days past due may remain on accrual status if management determines it is well secured and in the process of collection. Interest payments received on nonaccrual loans are applied as a reduction of the loan principal balance unless collectability of the principal amount is reasonably assured, in which case interest is recognized on a cash basis. A loan may be returned to accrual status if the borrower has demonstrated a sustained period of repayment performance in accordance with the contractual terms of the loan and there is reasonable assurance the borrower will continue to make payments as agreed.

In the ordinary course of business, the Company has entered into commitments to extend credit and standby letters of credit. Such financial instruments are recorded in the consolidated balance sheets when they are funded.

In the normal course of banking business, risks related to specific loan segments are as follows:

Commercial Real Estate – Commercial real estate loans consist of both loans secured by owner occupied properties and non-owner occupied properties where an established banking relationship exists and involves investment properties for multi-family(5+), warehouse, retail, and office space with a history of occupancy and cash flow. These loans are subject to adverse changes in the local economy and commercial real estate markets. Credit risk associated with owner occupied properties arises from the borrower's financial stability and the ability of the borrower and the business to repay the loan. Non-owner occupied properties carry the risk of a tenant's deteriorating credit strength, lease expirations in soft markets and sustained vacancies which can adversely impact cash flow.

Residential Real Estate – Residential real estate loans are typically made to consumers and are secured by residential real estate. Credit risk arises from the borrower's continuing financial stability, which can be adversely impacted by job loss, divorce, illness, or personal bankruptcy, among other factors. Also impacting credit risk would be a shortfall in the value of the residential real estate in relation to the outstanding loan balance in the event of a default or subsequent liquidation of the real estate collateral.

Construction – Construction loans are offered primarily to builders and individuals to finance the construction of single-family dwellings. In addition, the Bank periodically finances the construction of commercial projects. Credit risk factors include the borrower's ability to successfully complete the construction on time and within budget, changing market conditions which could affect the value and marketability of projects, changes in the borrower's ability or willingness to repay the loan and potentially rising interest rates which can impact both the borrower's ability to repay and the collateral value.

Commercial – Commercial loans are secured or unsecured loans for business purposes. Loans are typically secured by accounts receivable, inventory, equipment and/or other assets of the business. Credit risk arises from the successful operation of the business which may be affected by competition, rising interest rates, regulatory changes and adverse conditions in the local and regional economy.

Consumer – Consumer loans include installment loans and personal lines of credit. Credit risk is similar to residential real estate loans above as it is subject to the borrower's continuing financial stability and the value of the collateral securing the loan.

Credit Cards - Unsecured credit card loans were offered to our commercial and consumer customers. Credit risk factors include the borrower's continuing financial stability, which can be adversely impacted by job loss, divorce, illness or personal bankruptcy, among other factors. In 2024, the Company discontinued the issuance of new credit cards (except to select existing customers) and only services the existing portfolio at December 31, 2024.

Transfers of Loans Held for Sale ("LHFS") to Loans Held for Investment ("LHFI")

The Company may, from time to time, transfer LHFS to LHFI. Transfers of LHFS to LHFI are accounted for in accordance with the underlying accounting applied to the loan prior to its transfer. For loans where the fair value option had been elected, the Company continues to account for the loan at fair value in the LHFI portfolio. Subsequent changes in the fair value of these loans are recorded in interest income. During the year ended December 31, 2024 and 2023 the Company had no transfers from LHFS to LHFI.

Allowance for Credit Losses - Loans Held for Investment

An ACL is estimated on loans held for investment, excluding loans carried at fair value. The ACL on loans is established through charges to earnings in the form of a provision for credit losses. Loan losses are charged against the ACL for the difference between the carrying value of the loan and the estimated net realizable value or fair value of the collateral, if collateral dependent, when management believes that the collectability of the principal is unlikely. Subsequent recoveries, if any, are credited to the allowance.

The allowance represents management's current estimate of expected credit losses over the contractual term of loans held for investment, and is recorded at an amount that, in management's judgment, reduces the recorded investment in loans to the net amount expected to be collected. No ACL is recorded on accrued interest receivable and amounts written-off are reversed by an adjustment to interest income. Management's judgment in determining the level of the allowance is based on evaluations of historical loan losses, current conditions and reasonable and supportable forecasts relevant to the collectability of loans. The methodology for estimating the amount reported in the ACL is the sum of two main components, an allowance assessed on a collective basis for pools of loans that share similar risk characteristics and an allowance assessed on individual loans that do not share similar risk characteristics with other loans. Loans that share common risk characteristics are evaluated collectively using a cash flow approach. The cash flow approach used by the Company utilizes loan-level cash flow projections and pool-level assumptions. For loans that do not share risk characteristics with other loans, the ACL is measured based on the net realizable value, that is, the difference between the expected future cash flows and the amortized cost basis of the loan. When a loan is collateral-dependent and the repayment is expected to be provided substantially through the operation or sale of the collateral, the ACL is measured as the difference between the amortized cost basis of the loan and the fair value of the collateral.

Cash flow projections and estimated expected losses on loans which share common risk characteristics are based in part on forecasts economic independent variables, namely, the national unemployment rate, 10-year Treasury rate and changes in GDP that are reasonable and supportable over a 12-month period and incorporated into the estimate of expected credit losses using a statistical regression analysis. For periods beyond those for which reasonable and supportable forecasts are available, projections are based on a 12-month straight-line reversion of the corresponding economic independent variable from the last forecast to a historical average level.

Management's estimate of the ACL on loans that are collectively evaluated also includes a qualitative assessment of available information relevant to assessing collectability that is not captured in the quantitative loss estimation process. Factors considered by management include concentrations of loans to specific industry segments, the volume and severity of delinquencies and adversely classified loan balances and the value of underlying collateral, and a number of other economic indicators intended to account for the imprecision inherent in forecasting economic conditions.This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available.

Reserve for Unfunded Commitments

The Company records a reserve, reported in other liabilities, for expected credit losses on commitments to extend credit that are not unconditionally cancellable by the Company. The reserve for unfunded commitments is measured based on the principles utilized in estimating the ACL on loans and an estimate of the amount of unfunded commitments expected to be advanced. Changes in the reserve for unfunded commitments are recorded through the provision for credit losses. The Company recorded a provision for credit losses associated with its unfunded commitments of 104 thousand and $436 thousand during the years ended December 31, 2024 and 2023, respectively.

Loans Held For Sale

The Company has elected to carry its mortgage loans originated for sale at fair value. Fair value is determined based on outstanding investor commitments or, in the absence of such commitments, on current investor yield requirements or third-party pricing models. Fair value adjustments are recorded at each balance sheet date with the changes in fair value recognized in mortgage banking revenue in the consolidated statements of income. Gains and losses on loan sales are determined based on the differential between a loan's carrying value and sales price and are recognized through mortgage-banking revenue in the consolidated statements of income. LHFS are sold either with the mortgage servicing rights ("MSRs") released or retained by the Bank.

Mortgage Servicing Rights

When mortgage loans are sold with servicing retained, the MSRs are initially recorded at fair value with the income statement effect recorded in gains or losses of loan held for sale. Fair value is based on a valuation model that calculates the present value of estimated future net servicing income. The Company measures servicing rights at fair value at each reporting date and records the changes in fair value of servicing assets in earnings in the period in which the changes occur. Servicing fee income is recorded in the mortgage banking revenue line item.

Premises and Equipment

Land is carried at cost and premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the assets. Useful lives range from three to ten for furniture, fixtures and equipment; three to five years for computer hardware and data handling equipment; and ten to 40 years for buildings and building improvements. Land improvements are amortized over a period of 15 years and leasehold improvements are amortized over the term of the respective lease or useful life, whichever is shorter. Maintenance and repairs are charged to expense as incurred, while improvements which extend the useful life of an asset are capitalized and depreciated over the estimated remaining life of the asset.

Long-lived assets are evaluated periodically for impairment when events or changes in circumstances indicate the carrying amount may not be recoverable. Impairment exists when the expected undiscounted future cash flows of a long-lived asset are less than its carrying value. In that event, the Company recognizes a loss for the difference between the carrying amount and the estimated fair value of the asset.

Segment Reporting

Operating segments are components of a business about which separate financial information is available and evaluated regularly by the chief operating decision maker in deciding how to allocate resources and assessing performance. The Bank is the Company's only reportable operating segment upon which management makes decisions regarding how to allocate resources and assess performance. While the Company's chief operating decision maker has some limited financial information about its various financial products and services including the Title Company, that information is not complete since it does not include a full allocation of revenue, costs, and capital from key corporate functions; therefore, the Company evaluates financial performance on a company-wide basis. Management continues to evaluate the Company's business units for separate reporting as facts and circumstances change.

Business Combination

The Company accounts for business combinations utilizing the acquisition method of accounting, which necessitates that purchased assets and assumed liabilities be recorded at their respective fair values. In numerous instances, the fair values of acquired assets and assumed liabilities are ascertained by estimating the anticipated cash flows from those assets and liabilities and discounting them at appropriate market rates. The Company determines the fair values of loans, core deposit intangibles, and deposits with the assistance of a third-party vendor.

The most significant assessment of fair value in our accounting for business combinations relates to the valuation of an acquired loan portfolio. At acquisition, loans are classified as either (i) purchase credit-deteriorated ("PCD") loans or (ii) non-PCD loans and are recorded at fair value on the date of acquisition. PCD loans are those for which there is more than insignificant evidence of credit deterioration since origination. Fair values are determined primarily through a discounted cash flow approach which considers the acquired loans' underlying characteristics, including account types, remaining terms, annual interest rates, interest types, timing of principal and interest payments, current market rates, and remaining balances. Estimates of fair value also include estimates of default, loss severity, and estimated prepayments.

At acquisition, an allowance for PCD loans is determined based upon the Company's methodology for estimating the ACL on loans. This allowance is credited to the ACL on loans with a corresponding adjustment to the amortized cost basis of the loan on the date of the acquisition. The difference between the new amortized cost basis and the unpaid principal balance is either a noncredit discount or premium that is amortized or accreted to interest income over the remaining life of the loan. Disposals of PCD loans, which may include sale of loans to third parties, receipt of payments in full or in part from the borrower or foreclosure of the collateral, result in removal of the loan from the loan portfolio at its carrying amount. For non-PCD loans, an ACL is established in a manner that is consistent with the Company's originated loans. The ACL is determined using the Company's methodology and the related ACL for non-PCD loans is recorded through a charge to the provision for credit losses in the period in which the loans are purchased or acquired. The entirety of any purchase discount or premium on non-PCD loans is amortized or accreted to interest income over the remaining life of the loan.

Goodwill and Other Intangible Assets

Goodwill represents the excess of the cost of an acquisition over the fair value of the net assets acquired. Other intangible assets represent purchased assets that also lack physical substance but can be distinguished from goodwill because of contractual or other legal rights or because the asset is capable of being sold or exchanged either on its own or in combination with a related contract, asset or liability. Goodwill and other intangible assets are initially required to be recorded at fair value. Determining fair value is subjective, requiring the use of estimates, assumptions and management judgment.

Goodwill is tested at least annually for impairment, usually during the fourth quarter, or on an interim basis if circumstances dictate. Intangible assets that have finite lives are amortized over their estimated useful lives and also are subject to impairment testing.

If the fair value of a reporting unit is less than book value, an expense may be required to write down the related goodwill to record an impairment loss. As of December 31, 2024, the Company had one operating segment, the Banking segment.

Other intangible assets consist of core deposit intangible assets arising from whole bank and branch acquisitions and are amortized using an accelerated method over their estimated useful lives, which range from seven to ten years.

During the years ended December 31, 2024 and 2023, goodwill and other intangible assets were subjected to assessments for impairment. No impairment charges were recognized in either year. Our assessment of goodwill concluded it was not more likely than not that the fair value of the Company's reporting unit was less than its carrying amount.

Borrowings

Short-term and long-term borrowings are comprised primarily of Federal Home Loan Bank ("FHLB") borrowings. The Company's short-term borrowings may also include advances on other lines of credit with correspondent banks or repurchase agreements with customers. The repurchase agreements are securities sold to the Company's customers, at the customers' request, under a continuing "roll-over" contract that matures in one business day. The underlying securities sold are U.S. government agency securities, which are segregated from the Company's other investment securities by its safekeeping agents.

Subordinated Debt

Subordinated debt is carried at its outstanding principal balance, net of any unamortized issuance costs and acquisition related fair value adjustments. For additional information on the Company's subordinated debt, refer to Note 9 – "Borrowings."

Cash and Cash Equivalents

Cash and cash equivalents include cash, deposits with other financial institutions with original maturities fewer than 90 days and federal funds sold. Interest-bearing deposits in other financial institutions mature within one year and are carried at cost.

Derivative Financial Instruments and Hedging

We account for derivatives in accordance with Financial Accounting Standards Board ("FASB") literature on accounting for derivative instruments and hedging activities. When we enter into a derivative contract, we designate the derivative as held for trading, an economic hedge, or a qualifying hedge as detailed in the literature. The designation may change based upon management's reassessment or changing circumstances. Derivatives utilized by the Company include interest rate lock commitments ("IRLCs") and forward settlement contracts. IRLCs occur when we originate mortgage loans with interest rates determined prior to funding. Forward settlement contracts are agreements to buy or sell a quantity of a financial instrument, index, currency, or commodity at a predetermined future date, rate, or price.

We designate at inception whether a derivative contract is considered hedging or non-hedging. All of our derivatives are nonexchange traded contracts, and as such, their fair value is based on dealer quotes, pricing models, discounted cash flow methodologies, or similar techniques for which the determination of fair value may require significant management judgement or estimation.

For qualifying hedges, we formally document at inception all relationships between hedging instruments and hedged items, as well as risk management objectives and strategies for undertaking various accounting hedges. We primarily utilize derivatives to manage interest rate sensitivity.

At December 31, 2024 and 2023, the Company did not have any designated hedges.

Fair Value

The Company measures certain financial assets and liabilities at fair value and also makes disclosures about certain financial instruments that are not measured at fair value in the consolidated balance sheets. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Fair value estimates involve uncertainties and matters of significant judgement regarding interest rates, credit risk, and other factors, particularly in the absence of broad markets for specific terms. Changes in assumptions or in market conditions could significantly affect these estimates. See Note 17 – "Fair Value Measurements" for a further discussion of fair value.

Income Taxes

The Company and its subsidiary file a consolidated federal income tax return. The Company accounts for income taxes using the liability method in accordance with required accounting guidance. Under this method, deferred tax assets and liabilities are determined by applying the applicable federal and state income tax rates to cumulative temporary differences. These temporary differences represent differences between financial statement carrying amounts and the corresponding tax bases of certain assets and liabilities. Deferred taxes result from such temporary differences.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date. A valuation allowance, if needed, reduces deferred tax assets to the expected amount most likely to be realized. Realization of deferred tax assets is dependent on the generation of a sufficient level of future taxable income, recoverable taxes paid in prior years and tax planning strategies. The Company evaluates all positive and negative evidence before determining if a valuation allowance is deemed necessary regarding the realization of deferred tax assets. The Company recognizes accrued interest and penalties as a component of tax expense.

The provision for income taxes includes the impact of reserve provisions and changes in the reserves that are considered appropriate as well as the related net interest and penalties. In addition, the Company is subject to the continuous examination of its income tax returns by the IRS and other tax authorities which may assert assessments against the Company. The Company regularly assesses the likelihood of adverse outcomes resulting from these examinations and assessments to determine the adequacy of its provision for income taxes. The Company remains subject to examination for tax years ending on or after December 31, 2021.

Basic and Diluted Earnings Per Common Share

Basic earnings per share is calculated by dividing net income available to common stockholders by the weighted-average number of common shares outstanding and does not include the effect of any potentially dilutive common stock equivalents. Included in this calculation due to dividend participation rights are restricted stock awards which have been granted. Diluted earnings per share is calculated by dividing net income by the weighted-average number of shares outstanding, adjusted for the effect of any potentially dilutive common stock equivalents.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (i) the assets have been isolated from the Company, (ii) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (iii) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Share-Based Compensation

The Company may grant share-based compensation to employees and non-employee directors in the form of restricted stock, restricted stock units ("RSUs") and stock options. The fair value of restricted stock is determined based on the closing price of the Bank's holding company common stock on the date of grant. The Company recognizes compensation expense related to restricted stock on a straight-line basis over the vesting period for service-based awards. The fair value of RSUs is initially valued based on the closing price of the Bank's holding company common stock on the date of grant and is amortized in the statement of income over the vesting period. The RSUs are subsequently remeasured in each reporting period until settlement based on the quantity of awards for which it is probable that the performance conditions will be achieved. The fair value of stock options is estimated at the date of grant using the Black-Scholes option pricing model and related assumptions. The Company uses historical data to predict option exercise and employee termination behavior. Expected volatilities are based on the historical volatility of the Bank's holding company common stock. The expected term of options granted is derived from actual historical exercise activity and represents the period of time that options granted are expected to be outstanding. The risk-free rate is derived from the U.S. Treasury yield curve in effect at the time of grant based on the expected life of the option. The dividend yield is equal to the dividend yield of the Bank's holding company common stock at the time of grant. Expense related to shared-based compensation is recorded in the statements of income as a component of salaries and employee benefits for employees and as a component of other noninterest expense for non-employee directors, with a corresponding increase to capital surplus in shareholders' equity.

Advertising Costs

Advertising costs are generally expensed as incurred. The Company incurred advertising costs of approximately $1.3 million and $1.1 million for the years ended December 31, 2024 and 2023, respectively.

Comprehensive Income

Comprehensive income consists of net income and other comprehensive income (loss). Other comprehensive income (loss) consists of unrealized holding gains and losses on available for sale securities, net of any gains recognized from the sale of available for sale securities. There were no reclassifications from accumulated other comprehensive income during the years ended December 31, 2024 and 2023.

Adopted Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures." The amendments in this ASU are intended to improve reportable segment disclosure requirements primarily through enhanced disclosures about significant segment expenses. This ASU requires disclosure of significant segment expenses that are regularly provided to the chief operating decision maker ("CODM"). Additionally, this ASU requires that at least one of the reported segment profit and loss measures should be the measure that is most consistent with the measurement principles used in an entity's consolidated financial statements. Lastly, this ASU requires public business entities with a single reportable segment to provide all disclosures required by these amendments in this ASU and all existing segment disclosures in Topic 280. This ASU is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company adopted this standard as of December 31, 2024 and the Company did not have a material impact on its consolidated financial statements. See Note 23: Segment Reporting for more details.

<u>**Recent Accounting Pronouncements**</u>

ASU Update 2023-09 – In December 2023, the Financial Accounting Standards Board (FASB) issued ASU 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures." The amendments in this ASU require an entity to disclose specific categories in the rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold, which is greater than five percent of the amount computed by multiplying pretax income by the entity's applicable statutory rate, on an annual basis. Additionally, the amendments in this ASU require an entity to disclose the amount of income taxes paid (net of refunds received) disaggregated by federal, state, and foreign taxes and the amount of income taxes paid (net of refunds received) disaggregated by individual jurisdictions that are equal to or greater than five percent of total income taxes paid (net of refunds received). Lastly, the amendments in this ASU require an entity to disclose income (or loss) from continuing operations before income tax expense (or benefit) disaggregated between domestic and foreign and income tax expense (or benefit) from continuing operations disaggregated by federal, state, and foreign. This ASU is effective for annual periods beginning after December 15, 2024. Early adoption is permitted. The amendments should be applied on a prospective basis; however, retrospective application is permitted. The Company does not expect the adoption of ASU 2023-09 to have a material impact on its consolidated financial statements.

Note 2 – Business Combination

On July 1, 2023 (the "Acquisition Date"), the Company completed the acquisition of TCFC ("the merger"), a Maryland charted commercial bank, in accordance with the definitive agreement that was entered into on December 14, 2022, by and among the Company and TCFC. The primary reasons for the merger included: expansion of the branch network and commanding market share positions in attractive Maryland markets and a growing presence in Virginia and Delaware; attractive low-cost funding base; strong cultural alignment and a deep commitment to shareholders, customers, employees, and communities served by Shore United Bank and TCFC, meaningful value creation to shareholders; and increased trading liquidity for both companies and increased dividends for TCFC shareholders. In connection with the completion of the merger, former TCFC shareholders received 2.3287 shares of the Company's common stock. The value of the total transaction consideration was approximately $153.6 million. The consideration included the issuance of 13,201,693 shares of the Company's common stock, which had a value of $11.56 per share, which was the closing price of the Company's common stock on June 30, 2023, the last trading day prior to the consummation of the acquisition. Also included in the total consideration were cash in lieu of any fractional shares, converted share-based payment awards, and debt of TCFC that was effectively settled upon closing.

The acquisition of TCFC was accounted for as a business combination using the acquisition method of accounting and, accordingly, assets acquired, liabilities assumed, and consideration paid are recorded at estimated fair values on the Acquisition Date. The amount of bargain purchase gain as of the Acquisition Date was approximately $8.8 million. The bargain purchase gain is not included as taxable income for tax purposes. The exchange ratio was determined at the time of announcement of the merger between the Company and TCFC in December of 2022 when the stock price of the Company was much higher than at the legal merger date. The decline in the Company's stock price was the primary driver in recording a bargain purchase gain on this transaction. The decline in stock price for the Company was comparable to other financial institutions similar to the Company leading up to the merger due to bank failures in the first quarter of 2023 and increases to overnight borrowing rates by the Fed which resulted in continued pressure on net interest margins.

As a result of the integration of operations of TCFC, it is not practicable to determine revenue or net income included in the Company's consolidated operating results relating to TCFC since the Acquisition Date, as TCFC's results cannot be separately identified. Comparative pro-forma financial statements for the prior year period were not presented, as adjustments to those statements would not be indicative of what would have occurred had the acquisition taken place on January 1, 2022. In particular, adjustments that would have been necessary to be made to record the loans at fair value, the provision of credit losses or the core deposit intangible would not be practical to estimate.

($ in thousands, except per share data)

Purchase Price Consideration:		
Fair value of common shares issued (13,201,693 shares) based on Shore Bancshares, Inc. share price of $11.56	$	152,612
Effective settlement of pre-existing debt [1]		500
Cash consideration (cash in lieu for fractional shares)		5
Fair value of converted restricted stock units [2]		475
Total purchase price	$	153,592
Identifiable assets:		
Cash and cash equivalents	$ 25,377	
Total securities	454,468	
Loans, net	1,765,255	
Premises and equipment, net	29,277	
Core deposit intangible asset	48,648	
Other assets	89,808	
Total identifiable assets	$ 2,412,833	
Identifiable liabilities:		
Deposits	$ 2,131,141	
Total debt	97,545	
Other liabilities	21,739	
Total identifiable liabilities	$ 2,250,425	
Fair value of net assets acquired		$ 162,408
Bargain purchase gain		$ (8,816)

(1) SHBI held $500,000 in subordinated debt of TCFC. The debt was effectively settled.
(2) Represents the number of TCFC restricted stock units outstanding and the equity exchange ratio, further multiplied by the price per share of SHBI common stock of $11.56 and the estimated ratio of the completed service period relative to the total service period of the underlying awards.

The acquired assets and assumed liabilities of TCFC were measured at fair value as of the Acquisition Date. Management made significant estimates and exercised significant judgement in accounting for the acquisition of TCFC. The following is a brief description of the valuation methodologies used to estimate the fair values of major categories of assets acquired and liabilities assumed. The Company utilized a valuation specialist to assist with the determination of fair values for certain acquired assets and assumed liabilities.

The Company recorded all loans acquired at the estimated fair value on the Acquisition Date with no carryover of the related allowance for loan losses. The Company determined the net discounted value of cash flows on gross loans totaling $1.9 billion, including 3,858 of purchased performing loans and 323 PCD loans. The valuation took into consideration the loans' underlying characteristics, including account types, remaining terms, annual interest rates, interest types, past delinquencies, timing of principal and interest payments, current market rates and remaining balances. Valuations also considered default rates, loss severity estimates, and estimates related to expected prepayments over the contractual lives of the loans. The effect of the valuation process was a total net discount $120.9 million at the Acquisition Date.

The core deposit intangible was valued using an income approach focused on cost savings, which recognizes the cost savings represented by the expense of maintaining the core deposit base versus the cost of an alternative funding source. The valuation incorporates assumptions related to account retention, discount rates, deposit interest rates, deposit maintenance costs and alternative funding rates.

The fair value of premises acquired was based on recent third-party appraised values of the properties, with fair value adjustments made to both the buildings and any associated parcels of land. Acquired equipment was based on the remaining net book value of TCFC, which approximated fair value.

The fair value of noninterest-bearing demand deposits, interest checking, money market and savings deposit accounts from TCFC were assumed to approximate the carrying value as these accounts have no stated maturity and are payable on demand. Certificates of deposit were valued at the present value of the certificates' expected contractual payments discounted at market rates for certificates with similar terms.

The estimated fair value of the acquired portfolio of debt securities was based on quoted market prices and dealer quotes. Substantially all the acquired portfolio was sold following the acquisition.

The estimated fair value of short-term borrowings was determined to approximate their stated value. Subordinated debt and trust preferred debt were valued using a discounted cash flow approach incorporating a discount rate that considered market terms, maturities, and credit ratings.

Note 3 – Investment Securities

The following tables provide information on the amortized cost and estimated fair values of investment securities at December 31, 2024 and 2023.

($ in thousands)	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Estimated Fair Value	
Available for sale securities:								
December 31, 2024								
U.S. Treasury and government agency securities	$	22,984	$	4	$	2,786	$	20,202
Mortgage-backed securities		130,439		84		8,139		122,384
Other debt securities		6,170		469		13		6,626
Total	$	159,593	$	557	$	10,938	$	149,212
December 31, 2023								
U.S. Treasury and government agency securities	$	23,472	$	5	$	3,002	$	20,475
Mortgage-backed securities		91,280		5		7,258		84,027
Other debt securities		6,080		59		120		6,019
Total	$	120,832	$	69	$	10,380	$	110,521

No AFS securities were sold from the Company's legacy securities portfolios during the years ended December 31, 2024 and 2023. The Company sold virtually all of the AFS securities portfolio acquired from TCFC immediately after the legal merger with the proceeds of $434.2 million, and recognized gross losses of $2.2 million from the sale of securities in 2023.

($ in thousands)	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Estimated Fair Value		Allowance for Credit Losses	
Held to maturity securities:										
December 31, 2024										
U.S. Treasury and government agency securities	$	132,560	$	—	$	8,555	$	124,005	$	—
Mortgage-backed securities		336,755		—		47,234		289,521		—
Obligations of states and political entities		1,465		19		34		1,450		—
Other debt securities		10,500		—		742		9,758		203
Total	$	481,280	$	19	$	56,565	$	424,734	$	203
December 31, 2023										
U.S. Treasury and government agency securities	$	143,442	$	—	$	10,377	$	133,065	$	—
Mortgage-backed securities		357,870		—		43,864		314,006		—
Obligations of states and political entities		1,470		57		19		1,508		—
Other debt securities		10,500		—		1,249		9,251		94
Total	$	513,282	$	57	$	55,509	$	457,830	$	94

Equity securities with aggregate fair values of $5.8 million and $5.7 million at December 31, 2024 and 2023, respectively, are presented separately on the consolidated balance sheets. The fair value adjustments recorded through earnings totaled $55 thousand and 54 thousand for the years ended December 31, 2024 and 2023, respectively.

On January 1, 2023, the Company adopted ASC 326, which made changes to accounting for AFS debt securities whereby credit losses should be presented as an allowance, rather than as a write-down, when management does not intend to sell and does not believe that it is more likely than not they will be required to sell prior to maturity. In addition, ASC 326 requires an ACL to be recorded on HTM debt securities measured at amortized cost.

The following table summarizes the activity in the ACL on HTM securities.

($ in thousands)	Year Ended December 31, 2024	Year Ended December 31, 2023
Balance, beginning of period	$ 94	$ —
Provision for credit losses, other debt securities	109	94
Balance, end of period	$ 203	$ 94

A provision for credit losses of $109 thousand and $94 thousand was recorded on HTM corporate and municipal bonds for the years ended December 31, 2024 and 2023, respectively.

The following tables provide information about gross unrealized losses and fair value by length of time that the individual securities have been in a continuous unrealized loss position at December 31, 2024 and 2023.

($ in thousands)	Less than 12 Months Fair Value	Less than 12 Months Unrealized Losses	More than 12 Months Fair Value	More than 12 Months Unrealized Losses	Total Fair Value	Total Unrealized Losses
December 31, 2024						
Available for sale securities:						
U.S. Treasury and government agency securities	$ 207	$ —	$ 17,422	$ 2,786	$ 17,629	$ 2,786
Mortgage-backed securities	56,913	710	48,782	7,429	105,695	8,139
Other debt securities	—	—	1,988	13	1,988	13
Total	$ 57,120	$ 710	$ 68,192	$ 10,228	$ 125,312	$ 10,938

($ in thousands)	Less than 12 Months Fair Value	Less than 12 Months Unrealized Losses	More than 12 Months Fair Value	More than 12 Months Unrealized Losses	Total Fair Value	Total Unrealized Losses
December 31, 2023						
Available for sale securities:						
U.S. Treasury and government agency securities	$ 74	$ —	$ 17,750	$ 3,002	$ 17,824	$ 3,002
Mortgage-backed securities	24,405	150	52,864	7,108	77,269	7,258
Other debt securities	—	—	1,890	120	1,890	120
Total	$ 24,479	$ 150	$ 72,504	$ 10,230	$ 96,983	$ 10,380

There were 111 AFS debt securities with a fair value below the amortized cost basis, with unrealized losses totaling $10.9 million as of December 31, 2024. The Company concluded that a credit loss does not exist in its AFS securities portfolio as of December 31, 2024, and no impairment loss has been recognized based on the fact that (1) changes in fair value were primarily caused by fluctuations in interest rates, (2) securities with unrealized losses had generally high credit quality, (3) the Company intends to hold these investments in debt securities to maturity and it is more-likely-than-not the Company will not be required to sell these investments before a recovery of its investment, and (4) issuers have continued to make timely payments of principal and interest. Additionally, the Company's mortgage-backed securities are issued by either U.S. government agencies or U.S. government sponsored enterprises. Collectively, these entities provide a guarantee, which is either explicitly or implicitly supported by the full faith and credit of the U.S. government, that investors in such mortgage-backed securities will receive timely principal and interest payments.

All HTM and AFS securities were current with no securities past due or on nonaccrual as of December 31, 2024.

All of the securities with unrealized losses in the portfolio have modest duration risk, low credit risk and minimal losses when compared to total amortized cost. The unrealized losses on debt securities that exist are the result of market changes in interest rates since original purchase and are not related to credit concerns. Because the Company does not intend to sell these securities and it is not more likely than not that the Company will be required to sell these securities before recovery of their amortized cost bases, which may be at maturity for debt securities, the Company considers the unrealized losses to be temporary. There were 111 available for sale securities and 187 held to maturity securities in an unrealized loss position at December 31, 2024. There were 115 available for sale securities and a 185 held to maturity securities in an unrealized loss position at December 31, 2023. Net unrealized losses of the AFS securities totaled $10.4 million as of December 31, 2023.

The following table provides information on the amortized cost and estimated fair values of investment securities by contractual maturity date at December 31, 2024.

($ in thousands)	Available for Sale		Held to Maturity	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$ 2,454	$ 2,456	$ 7,000	$ 6,962
Due after one year through five years	15,250	13,655	118,246	111,752
Due after five years through ten years	10,993	10,283	7,912	7,175
Due after ten years	457	434	11,367	9,324
	29,154	26,828	144,525	135,213
Mortgage-backed securities	130,439	122,384	336,755	289,521
Total	$ 159,593	$ 149,212	$ 481,280	$ 424,734

The maturity dates for debt securities are determined using contractual maturity dates.

The Company has securities that have been pledged as collateral for obligations to federal, state and local government agencies, and other purposes as required or permitted by law, or sold under agreements to repurchase. At December 31, 2024, the aggregate carrying value of pledged AFS and HTM pledged securities was $67.9 million and $197.5 million, respectively. The comparable amounts for December 31, 2023 were $54.5 million and $185.9 million, respectively.

The following table sets forth the amortized cost and estimated fair values of securities which have been pledged as collateral for obligations to federal, state and local government agencies, and other purposes as required or permitted by law, or sold under agreements to repurchase at December 31, 2024 and 2023.

($ in thousands)	2024		2023	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Pledged available for sale securities	$ 76,280	$ 67,926	$ 62,290	$ 54,489
Pledged held to maturity securities	197,474	173,248	185,876	167,649

There were no obligations to any issuer exceeding 10% of stockholders' equity at December 31, 2024 or 2023.

Note 4 – Loans and Allowance for Credit Losses

On January 1, 2023, the Company adopted ASC 326. The measurement of expected credit losses under the CECL methodology is applicable to financial assets measured at amortized cost, including loan receivables. For further discussion on the most significant accounting policies that the Company follows see Note 1 – "Summary of Significant Accounting Policies."

The Company classifies loans as commercial real estate, residential real estate, construction, commercial, consumer and credit cards, and the customers are primarily in Anne Arundel County, Baltimore County, Charles County, Calvert County, St. Mary's County, Howard County, Kent County, Queen Anne's County, Caroline County, Talbot County, Dorchester County and Worcester County in Maryland, Kent and Sussex County, Delaware and in Accomack County, Stafford County, Spotsylvania County, and Fredericksburg city in Virginia. The Company makes loans to certain officers, directors and their affiliated interests. See Note 20 – "Related Party Transactions" for more information.

The following table provides information about the principal classes of the loan portfolio at December 31, 2024 and 2023.

($ in thousands)	December 31, 2024	% of Total Loans	December 31, 2023	% of Total Loans
Commercial real estate	$ 2,557,806	53.59 %	$ 2,536,861	54.67 %
Residential real estate	1,329,406	27.86	1,239,731	26.71
Construction	335,999	7.04	299,000	6.44
Commercial	237,932	4.99	229,939	4.95
Consumer	303,746	6.37	328,896	7.09
Credit cards	7,099	0.15	6,583	0.14
Total loans	4,771,988	100.00 %	4,641,010	100.00 %
Allowance for credit losses	(57,910)		(57,351)	
Total loans, net	$ 4,714,078		$ 4,583,659	

Loans are stated at their principal amount outstanding, net of any purchase premiums/discounts, deferred fees and costs. Included in loans were deferred costs, net of fees, of $3.2 million and $2.2 million at December 31, 2024 and 2023, respectively. At December 31, 2024 and 2023, loans included 1.69 billion and 1.94 billion, respectively, of aggregate loans that were acquired as part of the acquisitions of Severn Bancorp, Inc. ("Severn") and TCFC. These balances were presented net of the related aggregate discounts, which totaled 92.0 million and 113.1 million at December 31, 2024 and 2023, respectively.

At December 31, 2024, the Bank was servicing $366.5 million in loans for the Federal National Mortgage Association and $116.6 million in loans for the Federal Home Loan Mortgage Corporation.

The following tables provide information on amortized cost basis on nonaccrual loans by loan class as of December 31, 2024 and 2023.

($ in thousands)	Nonaccrual with No Allowance for Credit Loss		Nonaccrual with an Allowance for Credit Loss		Total Nonaccrual Loans	
December 31, 2024						
Nonaccrual loans:						
Commercial real estate	$	8,192	$	2,194	$	10,386
Residential real estate		6,741		873		7,614
Construction		360		—		360
Commercial		458		549		1,007
Consumer		761		712		1,473
Credit cards		—		168		168
Total	$	16,512	$	4,496	$	21,008
Interest income	$	274	$	65	$	339

($ in thousands)	Nonaccrual with No Allowance for Credit Loss		Nonaccrual with an Allowance for Credit Loss		Total Nonaccrual Loans	
December 31, 2023						
Nonaccrual loans:						
Commercial real estate	$	4,795	$	—	$	4,795
Residential real estate		5,434		480		5,914
Construction		626		—		626
Commercial		176		368		544
Consumer		216		689		905
Total	$	11,247	$	1,537	$	12,784
Interest income	$	399	$	53	$	452

($ in thousands)	Nonaccrual Delinquent Loans		Nonaccrual Current Loans		Total Nonaccrual Loans	
December 31, 2024						
Nonaccrual loans:						
Commercial real estate	$	7,268	$	3,118	$	10,386
Residential real estate		3,979		3,635		7,614
Construction		360		—		360
Commercial		70		937		1,007
Consumer		1,431		42		1,473
Credit cards		146		22		168
Total	$	13,254	$	7,754	$	21,008

($ in thousands)	Nonaccrual Delinquent Loans		Nonaccrual Current Loans		Total Nonaccrual Loans	
December 31, 2023						
Nonaccrual loans:						
Commercial real estate	$	1,215	$	3,580	$	4,795
Residential real estate		4,137		1,777		5,914
Construction		221		405		626
Commercial		28		516		544
Consumer		903		2		905
Total	$	6,504	$	6,280	$	12,784

The overall quality of the Bank's loan portfolio is primarily assessed using the Bank's risk-grading scale. This review process is assisted by frequent internal reporting of loan production, loan quality, concentrations of credit, loan delinquencies and nonperforming and potential problem loans. Credit quality indicators are adjusted based on management's judgment during the quarterly review process.

Consumer credit cards are monitored based on a borrower payment history. Credit card loans are classified as performing and are typically charged off no later than 180 days past due when, or in the opinion of management, the collection of principal or interest is considered doubtful. As of December 31, 2024, there were 7 credit cards that were evaluated based on economic conditions specific to the loans or borrowers, and were downgraded to substandard and nonperforming.

Loans subject to risk rating are graded on a scale of one to ten.

Ratings 1 thru 6 – Pass - Ratings 1 thru 6 have asset risks ranging from excellent-low to adequate. The specific rating assigned considers customer history of earnings, cash flows, liquidity, leverage, capitalization, consistency of debt service coverage, the nature and extent of customer relationship and other relevant specific business factors such as the stability of the industry or market area, changes to management, litigation or unexpected events that could have an impact on risks.

Rating 7 – Special Mention - These credits have potential weaknesses due to economic conditions, less than adequate earnings performance or other factors which require the lending officer to direct more than normal attention to the credit. Financing alternatives may be limited and/or command higher risk interest rates. Special mention loan relationships are reviewed at least quarterly.

Rating 8 – Substandard - Substandard assets are assets that are inadequately protected by the sound worth or paying capacity of the borrower or of the collateral pledged. Substandard loans are the first adversely classified loans on the Bank's watchlist. These assets have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the possibility that the Bank will sustain some loss if the deficiencies are not corrected. Loss potential, while existing in the aggregate amount of substandard assets, does not have to exist in individual assets classified substandard. The loans may have a delinquent history or combination of weak collateral, weak guarantor or operating losses. When a loan is assigned to this category the Bank may estimate a specific reserve in the loan loss allowance analysis and/or place the loan on nonaccrual. These assets listed may include assets with histories of repossessions or some that are nonperforming bankruptcies. These relationships will be reviewed at least quarterly.

Rating 9 – Doubtful - Doubtful assets have many of the same characteristics of substandard with the exception that the Bank has determined that loss is not only possible but is probable. The amount of loss is not discernible due to factors such as merger, acquisition, or liquidation; a capital injection; a pledge of additional collateral; the sale of assets; or alternative refinancing plans. Credits receiving a doubtful classification are required to be on nonaccrual. These relationships will be reviewed at least quarterly.

Rating 10 – Loss – Loss assets are uncollectible or of little value.

The following table provides information on loan risk ratings as of December 31, 2024 and gross write-offs during the year ended December 31, 2024.

	Term Loans by Origination Year								
($ in thousands)	**Prior**	**2020**	**2021**	**2022**	**2023**	**2024**	**Revolving Loans**	**Revolving Converted to Term Loans**	**Total**
December 31, 2024									
Commercial real estate									
Pass	$ 822,391	$ 297,098	$ 435,084	$ 534,936	$ 250,482	$ 136,891	$ 24,966	$ 14,084	$ 2,515,932
Special mention	7,514	—	2,964	19,746	—	—	417	—	$ 30,641
Substandard	7,684	—	2,991	—	—	—	558	—	11,233
Total	$ 837,589	$ 297,098	$ 441,039	$ 554,682	$ 250,482	$ 136,891	$ 25,941	$ 14,084	$ 2,557,806
Gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Residential real estate									
Pass	$ 291,306	$ 78,568	$ 211,938	$ 295,402	$ 220,753	$ 101,005	$ 119,367	$ 613	$ 1,318,952
Special mention	1,529	518	—	—	—	—	—	—	2,047
Substandard	5,414	—	1,342	290	885	—	476	—	8,407
Total	$ 298,249	$ 79,086	$ 213,280	$ 295,692	$ 221,638	$ 101,005	$ 119,843	$ 613	$ 1,329,406
Gross charge-offs	$ (1)	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ (1)
Construction									
Pass	$ 31,884	$ 8,191	$ 8,628	$ 56,685	$ 70,232	$ 131,383	$ 26,785	$ 1,851	$ 335,639
Special mention	—	—	—	—	—	—	—	—	—
Substandard	360	—	—	—	—	—	—	—	360
Total	$ 32,244	$ 8,191	$ 8,628	$ 56,685	$ 70,232	$ 131,383	$ 26,785	$ 1,851	$ 335,999
Gross charge-offs	$ —	$ —	$ (12)	$ —	$ —	$ —	$ —	$ —	$ (12)
Commercial									
Pass	$ 25,214	$ 11,088	$ 40,817	$ 29,142	$ 29,458	$ 39,489	$ 57,982	$ 874	$ 234,064
Special mention	116	—	—	—	—	—	703	11	830
Substandard	515	—	8	1,257	500	—	257	501	3,038
Total	$ 25,845	$ 11,088	$ 40,825	$ 30,399	$ 29,958	$ 39,489	$ 58,942	$ 1,386	$ 237,932
Gross charge-offs	$ (54)	$ (11)	$ —	$ (56)	$ (69)	$ —	$ —	$ —	$ (190)
Consumer									
Pass	$ 1,315	$ 10,469	$ 60,718	$ 114,639	$ 61,652	$ 52,798	$ 682	$ —	$ 302,273
Special mention	—	—	—	—	—	—	—	—	—
Substandard	2	—	48	860	563	—	—	—	1,473
Total	$ 1,317	$ 10,469	$ 60,766	$ 115,499	$ 62,215	$ 52,798	$ 682	$ —	$ 303,746
Gross charge-offs	$ (1,287)	$ (12)	$ (389)	$ (1,764)	$ (177)	$ —	$ (17)	$ —	$ (3,646)
Total									
Pass	$ 1,172,110	$ 405,414	$ 757,185	$ 1,030,804	$ 632,577	$ 461,566	$ 229,782	$ 17,422	$ 4,706,860
Special mention	9,159	518	2,964	19,746	—	—	1,120	11	33,518
Substandard	13,975	—	4,389	2,407	1,948	—	1,291	501	24,511
Total loans by risk category	**$ 1,195,244**	**$ 405,932**	**$ 764,538**	**$ 1,052,957**	**$ 634,525**	**$ 461,566**	**$ 232,193**	**$ 17,934**	**$ 4,764,889**
Total gross charge-offs	**$ (1,342)**	**$ (23)**	**$ (401)**	**$ (1,820)**	**$ (246)**	**$ —**	**$ (17)**	**$ —**	**$ (3,849)**

The following tables present the amortized cost in credit card loans based on performing status and gross charge-off as of December 31, 2024 and gross write-offs during the year ended December 31, 2024. Nonperforming loans consisted of nonaccrual loans and loans past due 90 days or more and still accruing.

	Term Loans by Origination Year								
($ in thousands)	**Prior**	**2020**	**2021**	**2022**	**2023**	**2024**	**Revolving Loans**	**Revolving Converted to Term Loans**	**Total**
Credit cards									
Performing	$ —	$ —	$ —	$ —	$ —	$ —	$ 6,931	$ —	$ 6,931
Nonperforming	—	—	—	—	—	—	168	—	168
Total	$ —	$ —	$ —	$ —	$ —	$ —	$ 7,099	$ —	$ 7,099
Gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ (584)	$ —	$ (584)
Total loans evaluated by performing status	**$ —**	**$ —**	**$ —**	**$ —**	**$ —**	**$ —**	**$ 7,099**	**$ —**	**$ 7,099**
Total gross charge-offs	**$ —**	**$ —**	**$ —**	**$ —**	**$ —**	**$ —**	**$ (584)**	**$ —**	**$ (584)**
Total recorded investment	**$ 1,195,244**	**$ 405,932**	**$ 764,538**	**$ 1,052,957**	**$ 634,525**	**$ 461,566**	**$ 239,292**	**$ 17,934**	**$ 4,771,988**

The following tables provide information on loan risk rating as of December 31, 2023 and gross write-offs during the year ended December 31, 2023.

($ in thousands)		Prior		2019		2020		2021		2022		2023		Revolving Loans		Revolving Converted to Term Loans		Total
Term Loans by Origination Year																			
December 31, 2023																			
Commercial real estate																			
Pass	$	710,211	$	196,706	$	335,855	$	455,887	$	524,943	$	251,922	$	28,304	$	2,138	$	2,505,966
Special mention		14,986		331		—		5,501		4,446		—		100		409		25,773
Substandard		2,119		2,029		—		542		—		—		432		—		5,122
Total	$	727,316	$	199,066	$	335,855	$	461,930	$	529,389	$	251,922	$	28,836	$	2,547	$	2,536,861
Gross charge-offs	$	(512)	$	—	$	(814)	$	—	$	—	$	—	$	—	$	—	$	(1,326)
Residential real estate																			
Pass	$	277,359	$	48,434	$	81,394	$	222,132	$	295,675	$	198,907	$	106,346	$	874	$	1,231,121
Special mention		154		256		564		503		—		—		192		—		1,669
Substandard		6,000		—		—		—		—		—		941		—		6,941
Total	$	283,513	$	48,690	$	81,958	$	222,635	$	295,675	$	198,907	$	107,479	$	874	$	1,239,731
Gross charge-offs	$	—	$	—	$	—	$	—	$	—	$	—	$	(119)	$	—	$	(119)
Construction																			
Pass	$	23,450	$	15,721	$	14,773	$	34,325	$	101,426	$	100,620	$	8,056	$	—	$	298,371
Substandard		199		—		—		12		418		—		—		—		629
Total	$	23,649	$	15,721	$	14,773	$	34,337	$	101,844	$	100,620	$	8,056	$	—	$	299,000
Gross charge-offs	$	—	$	—	$	—	$	—	$	—	$	—	$	—	$	—	$	—
Commercial																			
Pass	$	23,771	$	12,946	$	14,464	$	41,621	$	35,897	$	27,901	$	49,160	$	22,284	$	228,044
Special mention		143		—		—		425		—		—		251		—		819
Substandard		160		69		—		—		487		—		314		46		1,076
Total	$	24,074	$	13,015	$	14,464	$	42,046	$	36,384	$	27,901	$	49,725	$	22,330	$	229,939
Gross charge-offs	$	(1)	$	—	$	—	$	—	$	—	$	—	$	—	$	(242)	$	(243)
Consumer																			
Pass	$	621	$	961	$	14,158	$	76,629	$	143,507	$	91,415	$	699	$	—	$	327,990
Special mention		—		—		—		—		—		—		2		—		2
Substandard		—		38		5		80		780		—		1		—		904
Total	$	621	$	999	$	14,163	$	76,709	$	144,287	$	91,415	$	702	$	—	$	328,896
Gross charge-offs	$	(522)	$	—	$	(16)	$	(17)	$	(8)	$	(4)	$	(7)	$	—	$	(574)
Total																			
Pass	$	1,035,412	$	274,768	$	460,644	$	830,594	$	1,101,448	$	670,765	$	192,565	$	25,296	$	4,591,492
Special mention		15,283		587		564		6,429		4,446		—		545		409		28,263
Substandard		8,478		2,136		5		634		1,685		—		1,688		46		14,672
Total loans by risk category	$	1,059,173	$	277,491	$	461,213	$	837,657	$	1,107,579	$	670,765	$	194,798	$	25,751	$	4,634,427
Total gross charge-offs	$	(1,035)	$	—	$	(830)	$	(17)	$	(8)	$	(4)	$	(126)	$	(242)	$	(2,262)

The following tables present the amortized cost in credit card loans based on performing status and gross charge-offs as of December 31, 2023, and gross write-offs during the year ended December 31, 2023. Nonperforming loans consisted of nonaccrual loans and loans past due 90 days or more and still accruing.

| ($ in thousands) | Term Loans by Origination Year | | | | | | Revolving Loans | Revolving Converted to Term Loans | Total |
	Prior	2019	2020	2021	2022	2023			
December 31, 2023									
Credit cards									
Performing	$ —	$ —	$ —	$ —	$ —	$ —	$ 6,583	$ —	$ 6,583
Nonperforming	—	—	—	—	—	—	—	—	—
Total	$ —	$ —	$ —	$ —	$ —	$ —	$ 6,583	$ —	$ 6,583
Gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ (111)	$ —	$ (111)
Total loans evaluated by performing status	$ —	$ —	$ —	$ —	$ —	$ —	$ 6,583	$ —	$ 6,583
Total gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ (111)	$ —	$ (111)
Total recorded investment	$ 1,059,173	$ 277,491	$ 461,213	$ 837,657	$ 1,107,579	$ 670,765	$ 201,381	$ 25,751	$ 4,641,010

The following tables provide information on the aging of the Company's loan portfolio as of December 31, 2024 and 2023.

($ in thousands)	30-59 Days Past Due	60-89 Days Past Due	90 Days Past Due and Still Accruing	30-89 Days Past Due and Not Accruing	90 Days Past Due and Not Accruing	Total Past Due	Current Accrual Loans[1]	Current Nonaccrual Loans	Total
December 31, 2024									
Commercial real estate	$ 75	$ —	$ —	$ 2,328	$ 4,940	$ 7,343	$ 2,547,345	$ 3,118	$ 2,557,806
Residential real estate	3,828	246	127	655	3,324	8,180	1,317,591	3,635	1,329,406
Construction	30	—	—	—	360	390	335,609	—	335,999
Commercial	152	2	—	—	70	224	236,771	937	237,932
Consumer	4,068	55	—	1,180	251	5,554	298,150	42	303,746
Credit cards	161	190	167	—	146	664	6,413	22	7,099
Total	$ 8,314	$ 493	$ 294	$ 4,163	$ 9,091	$ 22,355	$ 4,741,879	$ 7,754	$ 4,771,988
Percent of total loans	0.17 %	0.01 %	0.01 %	0.09 %	0.19 %	0.47 %	99.37 %	0.16 %	100.00 %

[1] Includes loans measured at fair value of $9.5 million at December 31, 2024. Loan were transferred from loans held for sale.

($ in thousands)	30-59 Days Past Due	60-89 Days Past Due	90 Days Past Due and Still Accruing	30-89 Days Past Due and Not Accruing	90 Days Past Due and Not Accruing	Total Past Due	Current Accrual Loans[1]	Current Nonaccrual Loans	Total
December 31, 2023									
Commercial real estate	$ 82	$ —	$ —	$ —	$ 1,215	$ 1,297	$ 2,531,984	$ 3,580	$ 2,536,861
Residential real estate	2,354	271	108	1,469	2,668	6,870	1,231,084	1,777	1,239,731
Construction	1,919	—	—	—	221	2,140	296,455	405	299,000
Commercial	48	—	488	—	28	564	228,859	516	229,939
Consumer	3,224	1,391	—	24	879	5,518	323,376	2	328,896
Credit cards	35	36	142	—	—	213	6,370	—	6,583
Total	$ 7,662	$ 1,698	$ 738	$ 1,493	$ 5,011	$ 16,602	$ 4,618,128	$ 6,280	$ 4,641,010
Percent of total loans	0.17 %	0.04 %	0.02 %	0.03 %	0.10 %	0.36 %	99.50 %	0.14 %	100.00 %

[1] Includes loans measured at fair value of 9.9 million at December 31, 2023. Loan were transferred from loans held for sale.

The following tables provide a summary of the activity in the ACL allocated by loan class for the years ended December 31, 2024 and 2023. Allocation of a portion of the allowance to one loan class does not include its availability to absorb losses in other loan classes.

($ in thousands)	Beginning Balance	Charge-offs	Recoveries	Provision	Ending Balance
Year ended December 31, 2024					
Commercial real estate	$ 23,015	$ —	$ —	$ (169)	$ 22,846
Residential real estate	19,909	(1)	7	1,861	21,776
Construction	3,935	(12)	13	(1,082)	2,854
Commercial	2,671	(190)	15	642	3,138
Consumer[1]	7,601	(3,646)	317	2,617	6,889
Credit cards	220	(584)	9	762	407
Total	$ 57,351	$ (4,433)	$ 361	$ 4,631	$ 57,910

(1) Gross charge-offs of consumer loans for the year ended December 31, 2024 included 699 thousand of demand deposit overdrafts.

($ in thousands)	Beginning Balance	Impact of ASC326 Adoption	Merger Adjustments [2]	Charge-offs	Recoveries	Provision	Ending Balance
Year ended December 31, 2023							
Commercial real estate	$ 5,238	$ 3,922	$ 986	$ (1,326)	$ —	$ 14,195	$ 23,015
Residential real estate	2,283	4,794	214	(119)	44	12,693	19,909
Construction	2,973	1,222	3	—	15	(278)	3,935
Commercial	1,652	401	278	(243)	11	572	2,671
Consumer[1]	4,497	452	14	(574)	284	2,928	7,601
Credit cards	—	—	18	(111)	—	313	220
Total	$ 16,643	$ 10,791	$ 1,513	$ (2,373)	$ 354	$ 30,423	$ 57,351

(1) Gross charge-offs of consumer loans for the year ended December 31, 2023 included 239 thousand of demand deposit overdrafts.
(2) Merger adjustments consist of gross-up for acquired PCD loans in the TCFC merger.

The following table presents the amortized cost basis of collateral-dependent loans by loan portfolio segment.

($ in thousands)	December 31, 2024		
	Real Estate Collateral	Other Collateral	Total
Commercial real estate	$ 12,835	$ —	$ 12,835
Residential real estate	9,023	—	9,023
Construction	360	—	360
Commercial	—	3,039	3,039
Consumer	—	1,483	1,483
Total	$ 22,218	$ 4,522	$ 26,740

($ in thousands)	December 31, 2023		
	Real Estate Collateral	Other Collateral	Total
Commercial real estate	$ 6,566	$ —	$ 6,566
Residential real estate	7,615	—	7,615
Construction	662	—	662
Commercial	—	1,106	1,106
Consumer	—	904	904
Total	$ 14,843	$ 2,010	$ 16,853

Loan Modifications to Borrowers Experiencing Financial Difficulty

Modifications to borrowers experiencing financial difficulty may include interest rate reduction, principal or interest forgiveness, forbearance, term extensions, and other combination of actions intended to minimize economic loss and to avoid foreclosure or repossession of collateral.

During the year ended December 31, 2024, one loan modification in the form of a monthly payment reduction was made to a borrower experiencing financial difficulty. During the year ended December 31, 2023, three loan modifications, each of which were in the form of a one-year term extension, were made to borrowers experiencing financial difficulty. During the years ended December 31, 2024 and 2023, there were no defaults on loan modifications made to borrowers experiencing financial difficulty.

As of December 31, 2024, loan modification balances with borrowers experiencing financial difficulty that were modified during the preceding 12 months were classified as current nonaccrual, of which $97 thousand were for commercial real estate loans and $203 thousand were for commercial loans, and current accrual which had a balance of $1.4 million in commercial real estate; compared to December 31, 2023, which had current nonaccrual balances of $125 thousand and $89 thousand for commercial real estate and commercial loans, respectively, and current accrual balances of $153 thousand in commercial loans.

Foreclosure Proceedings

There were $124 thousand and $175 thousand of consumer mortgage loans collateralized by residential real estate property that were in the process of foreclosure as of December 31, 2024 and 2023, respectively.

Other Real Estate Owned ("OREO") and Repossessed Assets

OREO and repossessed assets are adjusted for fair value upon transfer from loans to foreclosed assets establishing a new cost basis. Subsequently, foreclosed assets are carried at the lower of carrying value or fair value. The Company had OREO and repossessed asset balances of $179 thousand and $3.3 million as of December 31, 2024 and $179 thousand and zero as of December 31, 2023, respectively.

Mortgage Servicing Rights ("MSRs")

Mortgage loans are sold with servicing retained and the MSRs are initially recorded at fair value with the income statement effect recorded in mortgage banking revenue. The Company recognized net servicing income of 898 thousand and 866 thousand for the years ended December 31, 2024 and 2023, respectively.

The following table presents activity in MSRs for the year ended December 31, 2024.

($ in thousands)	Year Ended December 31, 2024
Beginning balance	$ 5,926
Servicing rights resulting from sales of loans	309
Valuation adjustment	(361)
Ending balance	$ 5,874

The fair value of MSRs were determined using discount rates ranging from 9.0% to 11.0% at December 31, 2024 and 2023. Depending on the stratification of the specific mortgage servicing right, prepayment speeds ranged from 6.0% to 52.2% and 6.0% to 25.1% for the years ended December 31, 2024 and 2023, respectively. The associated weighted-average default rates were 1.2% and 1.3% for the years ended December 31, 2024 and 2023, respectively.

Note 5 – Goodwill and Other Intangible Assets

The following table provides information on the significant components of goodwill and other acquired intangible assets at December 31, 2024 and 2023.

| | | December 31, 2024 | |
| | | | Core deposit |
(*$ in thousands*)		**Goodwill**	**intangible**
Gross carrying amount	$	**65,476** $	**59,151**
Additions		—	—
Accumulated impairment charges		**(1,543)**	—
Accumulated amortization		**(667)**	**(20,840)**
Net carrying amount	$	**63,266** $	**38,311**

| | | December 31, 2023 | |
| | | | Core deposit |
(*$ in thousands*)		Goodwill	intangible
Gross carrying amount	$	65,476 $	10,503
Additions		—	48,648
Accumulated impairment charges		(1,543)	—
Accumulated amortization		(667)	(11,061)
Net carrying amount	$	63,266 $	48,090

The aggregate amortization expense for the core deposit intangible was 9.8 million and 6.1 million for the years ended December 31, 2024 and 2023, respectively.

At December 31, 2024, the estimated future remaining amortization for core deposit intangible assets within the years ending December 31 is as follows:

(*$ in thousands*)		**Amortization Expense**
2025	$	8,589
2026		7,398
2027		6,208
2028		5,060
2029		3,980
Thereafter		7,076
Total amortizing intangible assets	$	38,311

Note 6 – Leases

Lease liabilities represent the Company's obligation to make lease payments and are presented at each reporting date as the net present value of the remaining contractual cash flows. Cash flows are discounted at the Company's incremental borrowing rate in effect at the commencement date of the lease. Right-of-use assets represent the Company's right to use the underlying asset for the lease term and are calculated as the sum of the lease liability and if applicable, prepaid rent, initial direct costs and any incentives received from the lessor.

The Company's long-term lease agreements for branches and offices are classified as operating leases. Some of these leases offer the option to extend the lease term and the Company has included such extensions in its calculation of the lease liabilities to the extent the options are reasonably certain of being exercised. The lease agreements do not provide for residual value guarantees and have no restrictions or covenants that would impact dividends or require incurring additional financial obligations.

During the third quarter of 2023, the Company acquired long-term branch leases and equipment leases due to the acquisition of TCFC. These leases were reassessed by management as of the Acquisition Date, which included updating the incremental borrowing rates and remaining lease terms.

The following tables present information about the Company's leases as of and for the years ended December 31, 2024 and 2023.

($ in thousands)	December 31, 2024	December 31, 2023
Lease liabilities	$ 11,844	$ 12,857
Right-of-use assets	$ 11,385	$ 12,487
Weighted-average remaining lease term	10.20 years	10.88 years
Weighted-average discount rate	3.29 %	3.24 %
Remaining lease term - minimum	0.01 years	0.39 years
Remaining lease term - maximum	16.68 years	17.68 years

	Year Ended December 31,	
Lease cost ($ in thousands)	2024	2023
Operating lease cost	$ 1,916	$ 1,645
Short-term lease cost	—	—
Total lease cost	$ 1,916	$ 1,645
Cash paid for amounts included in the measurement of lease liabilities	$ 1,809	$ 1,553

The following table presents a maturity analysis of operating lease liabilities and a reconciliation of the undiscounted cash flows to total operating lease liabilities at December 31, 2024.

Lease payments due ($ in thousands)	December 31, 2024
2025	$ 1,713
2026	1,677
2027	1,568
2028	1,538
2029	1,268
Thereafter	6,025
Total undiscounted cash flows	$ 13,789
Less: Imputed interest	1,945
Lease liabilities	$ 11,844

Total gross rental income was $1.1 million and $1.2 million for the years ended December 31, 2024 and 2023, respectively.

Note 7 – Premises and Equipment

The following table provides information on premises and equipment at December 31, 2024 and 2023.

($ in thousands)	December 31, 2024	December 31, 2023
Land	$ 18,266	$ 19,041
Buildings and land improvements	71,721	67,506
Furniture and equipment	11,783	14,820
	101,770	101,367
Accumulated depreciation	(19,964)	(18,981)
Total	$ 81,806	$ 82,386

Depreciation expense totaled $4.4 million and $3.3 million for the years ended December 31, 2024 and 2023, respectively.

Note 8 – Deposits

Deposits consist of the following categories as of the dates indicated:

| ($ in thousands) | December 31, 2024 | | December 31, 2023 | |
	Balance	% of Total Deposits	Balance	% of Total Deposits
Noninterest-bearing	$ 1,562,815	28.27 %	$ 1,258,037	23.36 %
Interest-bearing:				
Interest-bearing checking	978,076	17.69	1,165,546	21.64
Money market and savings	1,805,884	32.67	1,777,927	33.01
Time deposits	1,181,561	21.37	1,184,610	21.99
Total interest-bearing	3,965,521	71.73	4,128,083	76.64
Total deposits	$ 5,528,336	100.00 %	$ 5,386,120	100.00 %

The Company holds deposits of certain officers, directors and their associates. See Note 20 – "Related Party Transactions" for more information.

The following table provides information on the approximate maturities of total time deposits at December 31, 2024.

($ in thousands)	December 31, 2024
Within one year	$ 1,073,795
Year 2	83,177
Year 3	13,092
Year 4	5,904
Year 5	5,589
Thereafter	4
Total	$ 1,181,561

The approximate amount of certificates of deposits that meet or exceed the FDIC insurance limit of $250,000 or more was $374.1 million and $354.6 million at December 31, 2024 and 2023, respectively.

Note 9 – Borrowings

The Company may periodically borrow from a correspondent federal funds line of credit arrangement, under a secured reverse repurchase agreement, or from the FHLB, to meet short-term liquidity needs.

The following table summarizes certain information of the Company's borrowings as of and for the years ended December 31, 2024 and 2023.

| ($ in thousands) | December 31, 2024 | | December 31, 2023 | |
	Amount	Rate	Amount	Rate
Average for the year				
FHLB advances - variable	$ 37,648	5.66 %	$ 111,392	4.95 %
FHLB advances - fixed	32,650	4.87	—	—
At year end				
FHLB advances - fixed[1]	50,000	4.79	—	—

[1] Fixed-rate advance with an option of terminating at predetermined dates, without incurring a prepayment fee.

Securities sold under agreements to repurchase are securities sold to customers, at the customers' request, under a "roll-over" contract that matures in one business day. The underlying securities sold are U.S. government agency securities, which are segregated in the Company's custodial accounts from other investment securities.

The Bank had $95.0 million and $45.0 million in federal funds lines of credit and a reverse repurchase agreement available on a short-term basis from correspondent banks at December 31, 2024 and 2023, respectively. In addition, the Bank had secured credit availability of approximately $737.5 million from the FHLB at December 31, 2024. The Bank has pledged as collateral, under a blanket lien, all qualifying residential loans under borrowing agreements with the FHLB. The Bank had letters of credit with FHLB of $6.1 million and $86.1 million as of December 31, 2024 and 2023, respectively. These letters of credit are used to secure public deposits held with various municipal customers.

The following table summarizes certain information of the Company's long-term debt at December 31, 2024 and 2023.

($ in thousands)	December 31, 2024	December 31, 2023	Issue Date	Stated Maturity Date	Earliest Call Date	Interest Rate
September 2030 Subordinated Debentures	25,000	25,000	2020	2030	2025	5.375% through September 2025, 3-month SOFR + 5.265% thereafter
October 2030 Subordinated Debentures	19,500	19,500	2020	2030	2025	4.75% through October 2025, 3-month SOFR + 4.58% thereafter
Total subordinated debentures	44,500	44,500				
Severn Capital Trust I	20,619	20,619	2004	2035		3-month SOFR + 2.00%
Tri-County Capital Trust I	7,217	7,217	2004	2034		90-day SOFR + 2.60%
Tri-County Capital Trust II	5,155	5,155	2005	2035		90-day SOFR + 1.70%
Total trust preferred securities	32,991	32,991				
Less: net discount and unamortized issuance costs	(3,774)	(4,822)				
Total long-term debt	$ 73,717	$ 72,669				

At December 31, 2024, subordinated notes consisted of $25.0 million of long-term debt issued by the Company in August 2020, and $19.5 million of long-term debt assumed as a result of the merger with TCFC. As of December 31, 2024, the recorded balance of subordinated debt issued by the Company and the assumed subordinated debt from TCFC, net of unamortized issuance costs and fair value discounts, were $24.9 million and $19.0 million, respectively.

The Company also assumed trust preferred securities in the aggregate of $33.0 million as a result of the merger with TCFC in 2023 and the acquisition of Severn in 2021. Trust preferred securities consisted of $20.6 million issued to Severn Capital Trust I, $7.2 million issued by Tri-County Capital Trust I and $5.2 million issued by Tri-County Capital Trust II. The recorded balance of the debt acquired from Severn at December 31, 2024 was $18.8 million, net of the unamortized fair value adjustment of $1.8 million. At December 31, 2024, the junior subordinated debt securities of Tri-County Capital Trust I and Tri-County Capital Trust II had a recorded balance of $6.6 million and $4.4 million, respectively, which are presented as net of the unamortized fair value adjustments of 568 thousand and 731 thousand, respectively.

As both the Capital Trust I and Capital Trust II variable-rate capital securities were originally London Interbank Offered Rate ("LIBOR") linked instruments that matured after June 30, 2023, the interest rate transitioned from a LIBOR-based rate to an alternative reference rate. Both instruments were subject to the Adjustable Interest Rate (LIBOR) Act (the "LIBOR Act") and neither instrument contains fallback provision or a clearly practicable fallback provision in the event that LIBOR was no longer published or quoted. The interest rate on both the Capital Trust I and Capital Trust II transitioned pursuant to the LIBOR Act to a rate based on the Secured Overnight Financing Rate ("SOFR") on July 1, 2023.

Note 10 – Benefit Plans

401(k) and Profit Sharing Plan - The Company has a 401(k) and profit sharing plan covering substantially all full-time employees. The Company currently matches 100% of the first 3% of each employee's contributions, and 50% of the next 2% of each employee's contributions, each plan year. The Company may also make discretionary contributions based on profits. The Company's contributions to this plan included in noninterest expense totaled $1.9 million and $1.7 million for the years ended December 31, 2024 and 2023, respectively.

Employee Stock Ownership Plan - Prior to the closing of the acquisition of TCFC during 2023, TCFC paid into its Employee Stock Ownership Plan ("ESOP") and adopted resolutions to (i) terminate the ESOP and (ii) provide for full vesting of all account balances in the ESOP. A determination letter has been filed with the IRS to terminate the ESOP and the ESOP will be terminated if and when the IRS issues a favorable determination letter.

Note 11 – Stock-Based Compensation

At the 2016 annual meeting, stockholders approved the Shore Bancshares, Inc. 2016 Stock and Incentive Plan ("2016 Equity Plan"), replacing the Shore Bancshares, Inc. 2006 Stock and Incentive Plan, which expired on that date. The Company may issue shares of common stock or grant other equity-based awards pursuant to the 2016 Equity Plan. Stock-based awards granted to date generally are time-based, vest in equal installments on each anniversary of the grant date and range over a one- to three-year period of time, and, in the case of stock options, expire ten years from the grant date. As part of the 2016 Equity Plan, a performance equity incentive award program, known as the "Long-term incentive plan" allows participating officers of the Company to earn incentive awards of performance share/ restricted stock units if certain pre-determined targets are achieved at the end of a three-year performance cycle. Stock-based compensation expense based on the grant date fair value is recognized ratably over the requisite service period for all awards and reflects forfeitures as they occur. The 2016 Equity Plan originally reserved 750,000 shares of common stock for grant, and 190,166 shares remained available for grant at December 31, 2024.

The Company assumed 3,977 shares of restricted stock and 90,783 of restricted stock units at a fair value of $11.56 per share as a result of the merger with TCFC. The vesting period for the outstanding restricted stock grants is between three and five years. The vesting period for restricted stock units and performance stock units is between one to three years. The recipients of restricted stock units do not have any stockholder rights, including voting, dividend, or liquidation rights, with respect to the shares underlying awarded restricted stock units, until the recipient becomes the record holder of those shares.

The following table presents stock-based compensation expense related to the 2016 Equity Plan, included in the consolidated statements of income, for each of the periods indicated.

($ in thousands)	December 31, 2024	December 31, 2023
Stock-based compensation expense	$ 1,730	$ 1,174

The following table presents the total stock-based compensation expense related to unvested awards that has not yet been recognized at December 31, 2024 and 2023, and the weighted-average period over which the expense will be recognized.

	At December 31, 2024		
($ in thousands)	**Restricted Stock**	**Restricted Stock Units**	**Performance Stock Units**
Unrecognized stock-based compensation expense	$ 214	$ 855	$ 359
Weighted-average period unrecognized expense is expected to be recognized	0.4 years	1.1 years	2.2 years

	At December 31, 2023	
($ in thousands)	**Restricted Stock**	**Restricted Stock Units**
Unrecognized stock-based compensation expense	$ 175	$ 1,684
Weighted-average period unrecognized expense is expected to be recognized	0.5 years	1.3 years

The following table summarizes the Company's restricted stock, restricted stock unit and performance stock unit activity for the year ended December 31, 2024.

	Restricted Stock		Restricted Stock Units		Performance Stock Units	
	Number of Shares	**Weighted-Average Grant Date Fair Value per Share**	**Number of Shares**	**Weighted-Average Grant Date Fair Value per Share**	**Number of Shares**	**Weighted-Average Grant Date Fair Value per Share**
Outstanding at December 31, 2023	45,322	$ 15.42	165,055	$ 11.56	—	$ —
Granted	51,610	11.39	53,279	11.31	43,651	11.32
Vested	(45,322)	15.39	(79,974)	11.56	—	—
Forfeited	—	—	(3,256)	11.56	—	—
Outstanding at December 31, 2024	51,610	11.42	135,104	11.46	43,651	11.32

There were no stock options outstanding as of or granted during the years ended December 31, 2024 or 2023.

The fair value of restricted stock awards that vested during the years ended December 31, 2024 and 2023 was $588 thousand and $615 thousand, respectively. The fair value of restricted stock unit awards that vested during the years ended December 31, 2024 and 2023 was $914 thousand and $178 thousand, respectively. No performance stock unit awards vested during the years ended December 31, 2024 and 2023.

Note 12 – Derivatives

The Company maintains and accounts for derivatives, in the form of IRLCs and mandatory forward contracts, in accordance with the FASB guidance on accounting for derivative instruments and hedging activities. The Company recognizes gains and losses through mortgage-banking revenue in the consolidated statements of income.

IRLCs on mortgage loans that we intend to sell in the secondary market are considered derivatives. We are exposed to price risk from the time a mortgage loan is locked in until the time the loan is sold. The period of time between issuance of a loan commitment, closing and sale of the loan generally ranges from 14 days to 120 days. For these IRLCs and our closed inventory in loans held for sale, we attempt to protect the Bank from changes in interest rates through the use of to be announced ("TBA") securities, which are forward contracts, as well as, to a significantly lesser degree, loan level commitments in the form of best efforts and mandatory forward contracts. These assets and liabilities are included in the consolidated balance sheets in other assets and accrued expenses and other liabilities, respectively.

The following table provides information pertaining to the carrying amounts of the Company's derivative financial instruments at December 31, 2024 and 2023.

($ in thousands)	December 31, 2024		December 31, 2023	
	Notional Amount	Estimated Fair Value	Notional Amount	Estimated Fair Value
Asset - IRLCs	$ 7,527	$ 113	$ 6,785	$ 110
Asset - TBA securities	22,100	164	1,000	2
Liability - TBA securities	7,550	23	18,000	176

Note 13 – Deferred Compensation

The Company has multiple deferred compensation agreements with current and former employees. The Executive Deferred Compensation Plan is reserved for members of management and highly compensated employees of the Company and the Bank. During 2019, the Executive Deferred Compensation Plan was expanded to include additional officers who had not previously participated. The Executive Deferred Compensation Plan permits a participant to elect, each year, to defer receipt of up to 100% of their salary and bonus to be earned in the following year. The Executive Deferred Compensation Plan also permits the participant to defer the receipt of performance-based compensation not later than six months before the end of the period for which it is to be earned. The deferred amounts are credited to an account maintained on behalf of the participant and are invested at the discretion of each participant in certain deemed investment options selected by the Compensation Committee of the Board of the Company. The actual investments purchased are owned by the Company and held in a Rabbi Trust. The accounts of the Rabbi Trust are consolidated and the investments are included in other assets on the consolidated balance sheets. The Company and the Bank may also make matching, mandatory and discretionary contributions for certain participants. A participant is fully vested at all times in the amounts that they elect to defer. Any contributions made by the Company are subject to vesting over a five-year period.

The following table provides information on Shore Bancshares, Inc.'s contributions and participant deferrals to the Executive Deferred Compensation Plan and the related deferred compensation liability at December 31, 2024 and 2023.

($ in thousands)	December 31, 2024	December 31, 2023
Elective deferrals	$ 276	$ 273
Deferred compensation liability	1,506	1,576

During 2019, the Company introduced a new supplemental executive retirement plan ("SERP") for executive officers of the Company and the Bank. The related liability is unfunded; however, bank-owned life insurance was purchased to offset the benefit costs. The following table provides information on the expense recognized during the years ended December 31, 2024 and 2023, as well as the balance of the unfunded SERP liability and the cash surrender value of policies purchased to offset the SERP benefit costs as of December 31, 2024 and 2023. The unfunded SERP liability and cash surrender value were included on the consolidated balance sheets in other liabilities and other assets, respectively.

($ in thousands)	December 31, 2024	December 31, 2023
Cash surrender value	$ 100,517	$ 98,140
Deferred compensation liability - SERP	13,349	12,869
SERP expense	1,050	1,405

Lastly, in 2016, the Bank assumed agreements held by the former Centreville National Bank ("CNB") under which its former directors had elected to defer part of their fees and compensation while serving on the former board of CNB. The amounts deferred were invested in insurance policies on the lives of the respective individuals. Amounts available under the policies are to be paid to the individuals as retirement benefits over future years.

The following table includes information on the deferred compensation liability and cash surrender value as of December 31, 2024 and 2023.

($ in thousands)	December 31, 2024	December 31, 2023
Deferred compensation liability	$ 331	$ 388
Cash surrender value	2,257	2,322

Note 14 – Accumulated Other Comprehensive Loss

The Company records unrealized holding gains (losses), net of tax, on investment securities AFS as accumulated other comprehensive income (loss), a separate component of stockholders' equity. The following table provides information on the changes in the component of accumulated other comprehensive income (loss) on the consolidated balance sheets for the years ended December 31, 2024 and 2023.

	Net Unrealized Gains (Losses)	
	Year Ended December 31,	
($ in thousands)	2024	2023
Beginning of period	$ (7,494)	$ (9,021)
Other comprehensive income (loss), net of tax	(51)	1,527
End of period	$ (7,545)	$ (7,494)

Note 15 – Income Taxes

The Company files income tax returns in the U.S. federal jurisdiction and the State of Maryland. With few exceptions, the Company is no longer subject to U.S. federal and state income tax examinations by tax authorities for years prior to 2021.

The following table provides information on components of income tax expense for the years ended December 31, 2024 and 2023.

($ in thousands)	December 31, 2024	December 31, 2023
Current tax expense:		
Federal	$ 4,264	$ 172
State	1,681	63
	5,945	235
Deferred income tax expense:		
Federal	6,570	1,692
State	2,300	1,029
	8,870	2,721
Total income tax expense	$ 14,815	$ 2,956

The following table provides a reconciliation of tax computed at the statutory federal tax rate to the actual tax expense for the years ended December 31, 2024 and 2023.

	December 31, 2024	December 31, 2023
Tax at federal statutory rate	21.0 %	21.0 %
Tax effect of:		
Tax-exempt income	(1.4)	(3.6)
State income taxes, net of federal benefit	5.4	6.1
Bargain purchase gain	—	(13.1)
Nondeductible compensation costs	0.1	3.9
Nondeductible merger-related expenses	—	2.6
Other	0.1	3.9
Actual income tax expense rate	25.2 %	20.8 %

The following table provides information on significant components of the Company's deferred tax assets and liabilities as of December 31, 2024 and 2023.

($ in thousands)	December 31, 2024	December 31, 2023
Deferred tax assets:		
Allowance for credit losses	$ 14,888	$ 14,534
Write-downs of OREO	—	33
Nonaccrual loan interest	578	344
Lease liabilities	3,035	3,326
Deferred compensation	4,078	4,160
Federal net operating loss	—	6,528
State net operating loss	2,066	2,448
Deferred loan fees	2,078	1,775
Acquisition fair value adjustments	24,988	30,452
Unrealized losses on available for sale securities	2,844	2,825
Other	1,233	1,398
Total deferred tax assets	55,788	67,823
Deferred tax liabilities:		
Depreciation	4,115	4,320
Right-of-use assets	2,918	3,229
Mortgage servicing rights	1,505	1,541
Acquisition fair value adjustments	1,651	2,401
Intangibles	11,223	13,611
Other	575	999
Total deferred tax liabilities	21,987	26,101
Less: valuation allowance	$ (1,944)	$ (1,015)
Net deferred tax assets	$ 31,857	$ 40,707

Management of the Company has determined a full valuation allowance is required for the holding company's state deferred tax assets, largely associated with its state net operating losses. As the holding company files in the state of Maryland on separate entity basis and has not had and does not expect to have taxable income in that jurisdiction for the foreseeable future, the Company believes, at the current and prior period end, it was more likely than not that the holding company's state deferred tax assets will not be realized. This valuation allowance increased from $1.0 million to $1.9 million during the year ended December 31, 2024. Based on the Company's analysis, no other valuation allowances have been recorded as the Company expects to realize its remaining federal and state deferred tax assets.

The Company has analyzed the tax positions taken or expected to be taken in its income tax returns for the periods ending December 31, 2024 and 2023, and has recorded no liabilities related to uncertain tax positions in accordance with the applicable guidance in ASC 740, *Income Taxes*.

Note 16 – Regulatory Capital Requirements

Banks and bank holding companies are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Banks' assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Banks' capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and Bank to maintain amounts and ratios (set forth in the table below) of Common Equity Tier 1, Tier 1 and total capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier 1 capital (as defined) to average assets (leverage ratio). As of December 31, 2024 and 2023, management believes that the Company and the Bank met all capital adequacy requirements to which they were subject.

As of December 31, 2024, the most recent notification from our primary regulator categorized Shore United Bank, N.A. as "well-capitalized" under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes would change the Bank's classification. To be categorized as "well-capitalized", the Bank must maintain minimum common equity Tier 1, Tier 1 risk-based and total risk-based capital ratios, and Tier 1 leverage ratios, which are outlined in the table below.

The following tables present the actual and required capital amounts and ratios for the Company and the Bank at December 31, 2024 and 2023.

($ in thousands)	December 31, 2024	December 31, 2023	Regulatory Minimum Ratio + Capital Conservation Buffer	To Be Well-Capitalized Under Prompt Corrective Action Regulation[1]
The Company Amounts				
Common Tier 1 Capital to RWA	$ 458,258	$ 408,317		
Tier 1 Capital to RWA	488,105	437,847		
Total Capital to RWA	591,228	539,572		
Tier 1 Capital to AA (Leverage)[2]	488,105	437,847		
The Company Ratios				
Common Tier 1 Capital to RWA	9.44 %	8.69 %	7.00 %	
Tier 1 Capital to RWA	10.06	9.32	8.50	
Total Capital to RWA	12.18	11.49	10.50	
Tier 1 Capital to AA (Leverage)[2]	8.02	7.75	4.00	
The Bank Amounts				
Common Tier 1 Capital to RWA	$ 521,453	$ 470,200		
Tier 1 Capital to RWA	521,453	470,200		
Total Capital to RWA	580,706	528,786		
Tier 1 Capital to AA (Leverage)[2]	521,453	470,200		
The Bank Ratios				
Common Tier 1 Capital to RWA	10.75 %	10.02 %	7.00 %	6.50 %
Tier 1 Capital to RWA	10.75	10.02	8.50	8.00
Total Capital to RWA	11.97	11.27	10.50	10.00
Tier 1 Capital to AA (Leverage)[2]	8.58	8.33	4.00	5.00

_____

(1) Applies to Bank only.
(2) Tier 1 Capital to AA (Leverage) has no capital conservation buffer defined. The PCA well-capitalized threshold is defined as 5.00%.

The Company is a separate legal entity from the Bank and must provide for its own liquidity. In addition to its operating expenses, the Company is responsible for paying any dividends declared to its common stockholders and interest and principal on outstanding debt. The Company's primary source of income is dividends received from the Bank. The amount of dividends that the Bank may declare and pay to

Parent Company in any calendar year, without the receipt of prior approval from the Federal Reserve Bank, cannot exceed net income for that year to date plus retained net income (as defined) for the preceding two calendar years. At December 31, 2024, the Bank could pay dividends to the Company to the extent of its earnings so long as it maintained required capital ratios.

Note 17 – Fair Value Measurements

Accounting guidance under GAAP defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. This accounting guidance also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. Securities available for sale and equity securities with readily determinable fair values are recorded at fair value on a recurring basis, along with other mortgage related items identified in the recurring fair value table below. Additionally, from time to time, the Company may be required to record at fair value other assets on a nonrecurring basis, such as collateral dependent loans, repossessed assets and OREO (foreclosed assets). These nonrecurring fair value adjustments typically involve application of lower of cost or market accounting or write-downs of individual assets.

Under fair value accounting guidance, assets and liabilities are grouped at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine their fair values. These hierarchy levels are:

Level 1 inputs – Unadjusted quoted prices in active markets for identical assets or liabilities that the entity has the ability to access at the measurement date.

Level 2 inputs – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar assets or liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 inputs – Unobservable inputs for determining the fair values of assets or liabilities that reflect an entity's own assumptions about the assumptions that market participants would use in pricing the assets or liabilities.

Assets Measured at Fair Value on a Recurring Basis

Investment Securities Available for Sale

Fair value measurement for investment securities available for sale is based on quoted prices from an independent pricing service. The fair value measurements consider observable data that may include present value of future cash flows, prepayment assumptions, credit loss assumptions and other factors. The Company classifies its investments in U.S. Treasury securities, if any, as Level 1 in the fair value hierarchy, and it classifies its investments in U.S. government agency securities and mortgage-backed securities issued or guaranteed by U.S. government-sponsored entities as Level 2.

Equity Securities

Fair value measurement for equity securities is based on quoted market prices retrieved by the Company via online resources. Although these securities have readily available fair market values, the Company deems that they be classified as level 2 investments in the fair value hierarchy due to not being considered traded in a highly active market.

Loans Held for Sale

Loans held for sale are carried at fair value, which is determined based on Mark to Trade for allocated/committed loans or Mark to Market analysis for unallocated/uncommitted loans based on third-party pricing models (Level 2).

Mortgage Servicing Rights

The fair value of MSRs is determined using a valuation model administered by a third party that calculates the present value of estimated future net servicing income (Level 3). The model incorporates assumptions that market participants use in estimating future net servicing income, including estimates of prepayment speeds, discount rate, default rates, cost to service (including delinquency and foreclosure costs), escrow account earnings, contractual servicing fee income, and other ancillary income such as late fees. Management reviews all significant assumptions on a quarterly basis. Mortgage loan prepayment speed, a key assumption in the model, is the annual rate at which borrowers are forecasted to repay their mortgage loan principal. The discount rate used to determine the present value of estimated future net servicing income, another key assumption in the model, is an estimate of the required rate of return investors in the market would require for an asset with similar risk. Both assumptions can, and generally will, change as market conditions and interest rates change.

The significant unobservable inputs used in the fair value measurement of the reporting entity's residential MSRs are prepayment speeds, probability of default, rate of return, and cost of servicing. Significant increases/decreases in any of those inputs in isolation would have resulted in a significantly lower/higher fair value measurement. Generally, a change in the assumption used for prepayment speeds would have been accompanied by a directionally similar change in the markets (i.e., the 10-Year Treasury) and in the probability of default.

IRLCs

We utilize a third-party specialist model to estimate the fair value of our IRLCs, which are valued based upon mortgage securities (TBA) prices less estimated costs to process and settle the loan. Fair value is adjusted for the estimated probability of the loan closing with the borrower (Level 3).

($ in thousands)	Fair Value	Valuation Technique	Unobservable Input	Range
December 31, 2024				
MSRs[1]	$ 5,874	Market Approach	Weighted-average prepayment speed (PSA)[2]	**140**
IRLCs - net asset	$ 113	Market Approach	Range of pull through rate	**78% - 100%**
			Average pull through rate	**98%**

($ in thousands)	Fair Value	Valuation Technique	Unobservable Input	Range
December 31, 2023				
MSRs[1]	$ 5,926	Market Approach	Weighted-average prepayment speed (PSA)[2]	129
IRLCs - net asset	$ 110	Market Approach	Range of pull through rate	78% - 100%
			Average pull through rate	98%

(1) The weighted-average was calculated with reference to the principal balance of the underlying mortgages.
(2) PSA = Public Securities Association Standard Prepayment Model.

The following table presents activity in the IRLCs for the year ended December 31, 2024.

($ in thousands)	Year Ended December 31, 2024
Beginning balance	$ 110
Valuation adjustment	3
Ending balance	$ 113

Forward Contracts

To avoid interest rate risk, we hedge the open locked/closed position with TBA forward trades. On a regular basis, we allocate disbursed loans to mandatory commitments with government-sponsored enterprises and private investors delivering the loans within 120 days of origination to maximize interest earnings. For a small percentage of our business, we enter into best efforts forward sales commitments with investors at the time we make an IRLC to a borrower. Once a loan has been closed and funded, the best efforts commitments convert to mandatory forward sales commitments. The mandatory commitments are derivatives, and we measure and report them at fair value. Fair value is based on the gain or loss that would occur if we were to pair-off the transaction with the investor at the measurement date. This is a level 2 input. We have elected to measure and report best efforts commitments at fair value using a valuation methodology similar to that used for mandatory commitments.

Market assumptions utilized in the fair value measurement of the reporting entity's residential mortgage derivatives, inclusive of IRLCs, Closed Loan Inventory, TBA derivative trades, and Mandatory Forwards may be subject to investor overlays that may result in a significantly lower fair value measurement. Generally such overlays are announced with advanced notice in order to include the risk adjuster, however there are times when announcements are mandated resulting in a lower fair value measurement. Additionally market assumptions such as spec pool payups may result in a significantly higher fair value measurement at time of loan allocation to specific trades.

The following tables present the recorded amount of assets measured at fair value on a recurring basis as of December 31, 2024 and 2023. No assets were transferred from one hierarchy level to another during the years ended December 31, 2024 or 2023.

($ in thousands)	Fair Value		Quoted Prices (Level 1)		Significant Other Observable Inputs (Level 2)		Significant Other Observable Inputs (Level 3)
December 31, 2024							
Assets:							
Securities available for sale:							
U.S. government agency securities	$	20,202	$	—	$	20,202	$	—
Mortgage-backed securities		122,384		—		122,384		—
Other debt securities		6,626		—		6,626		—
		149,212		—		149,212		—
Equity securities		5,814		—		5,814		—
TBA forward trades		164		—		164		—
Loans held for sale		19,606		—		19,606		—
Loans held for investment, at fair value		9,466		—		9,466		—
MSRs		5,874		—		—		5,874
IRLCs		113		—		—		113
Total assets at fair value	$	190,249	$	—	$	184,262	$	5,987
Liabilities:							
TBA forward trades	$	23	$	—	$	23	$	—
Total liabilities at fair value	$	23	$	—	$	23	$	—

($ in thousands)	Fair Value		Quoted Prices (Level 1)		Significant Other Observable Inputs (Level 2)		Significant Other Observable Inputs (Level 3)
December 31, 2023							
Assets:							
Securities available for sale:							
U.S. government agency securities	$	20,475	$	—	$	20,475	$	—
Mortgage-backed securities		84,027		—		84,027		—
Other debt securities		6,019		—		6,019		—
		110,521		—		110,521		—
Equity securities		5,703		—		5,703		—
TBA forward trades		2		—		2		—
Loans held for sale		8,782		—		8,782		—
Loans held for investment, at fair value		9,944		—		9,944		—
MSRs		5,926		—		—		5,926
IRLCs		110		—		—		110
Total assets at fair value	$	140,988	$	—	$	134,952	$	6,036
Liabilities:							
TBA securities	$	176	$	—	$	176	$	—
Total liabilities at fair value	$	176	$	—	$	176	$	—

Assets Measured at Fair Value on a Nonrecurring Basis

<u>Individually Evaluated Collateral-Dependent Loans</u>

Loans for which repayment is substantially expected to be provided through the operation or sale of collateral are considered collateral dependent, and are valued based on the estimated fair value of the collateral, less estimated costs to sell at the reporting date, where applicable. Accordingly, collateral dependent loans are classified within Level 3 of the fair value hierarchy.

<u>OREO (Foreclosed Assets)</u>

Foreclosed assets are adjusted for fair value upon transfer of loans to foreclosed assets establishing a new cost basis. Subsequently, foreclosed assets are carried at the lower of carrying value or fair value. The estimated fair value for foreclosed assets included in Level 3 are determined by independent market based appraisals and other available market information, less costs to sell, that may be reduced further based on market expectations or an executed sales agreement. If the fair value of the collateral deteriorates subsequent to the initial recognition, the Company records the foreclosed asset as a non-recurring Level 3 adjustment. Valuation techniques are consistent with those techniques applied in prior periods.

<u>Repossessed Assets</u>

The Company records repossessed assets at fair value on a nonrecurring basis. All repossessed assets are recorded at lower of the estimated fair value of the properties, less expected selling costs, or the carrying amount of the defaulted loans. From time to time, nonrecurring fair value adjustments are recorded to reflect partial write-downs based on current appraised value of an asset. The Company considers any valuation inputs related to repossessed assets to be Level 3 inputs.

The following tables set forth the Company's financial and nonfinancial assets subject to fair value adjustments (impairment) on a nonrecurring basis as of December 31, 2024 and 2023 that are valued at the lower of cost or market. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

($ in thousands)	Fair Value	Valuation Technique	Unobservable Input	Range	Weighted-Average
			Quantitative Information About Level 3 Fair Value Measurements		
December 31, 2024					
Nonrecurring measurements:					
Individually evaluated collateral dependent loans:					
Commercial real estate	$ 2,220	Appraisal of collateral[1]	Appraisal adjustment[2] Liquidation expense[2]	**62%** **10%**	**38%** **10%**
Residential real estate	817	Appraisal of collateral[1]	Appraisal adjustment[2] Liquidation expense[2]	**55% - 100%** **10%**	**17%** **10%**
Commercial	—	Appraisal of collateral[1]	Appraisal adjustment[2] Liquidation expense[2]	**14% - 100%** **10%**	**0%** **10%**
Consumer	624	Appraisal of collateral[1]	Appraisal adjustment[2] Liquidation expense[2]	**80% - 86%** **10%**	**15%** **10%**
Other real estate owned	179	Appraisal of collateral[1]	Appraisal adjustment[2]	**N/A**	**0%**
Repossessed assets	3,315	Appraisal of collateral[1]	Appraisal adjustment[2]	**N/A**	**39%**
Assets held for sale	900	Appraisal of collateral[1]	Appraisal adjustment[2]	**N/A**	**0%**

($ in thousands)	Fair Value	Valuation Technique	Unobservable Input	Range	Weighted-Average
		Quantitative Information about Level 3 Fair Value Measurements			
December 31, 2023					
Nonrecurring measurements:					
Individually evaluated collateral dependent loan					
Commercial real estate	$ —	Appraisal of collateral[1]	Appraisal adjustment[2]	0%	0%
			Liquidation expense[2]	0%	0%
Residential real estate	288	Appraisal of collateral[1]	Appraisal adjustment[2]	53%	24%
			Liquidation expense[2]	10%	10%
Commercial	—	Appraisal of collateral[1]	Appraisal adjustment[2]	15% - 100%	0%
			Liquidation expense[2]	0%	0%
Consumer	345	Appraisal of collateral[1]	Appraisal adjustment[2]	80% - 100%	46%
			Liquidation expense[2]	0%	0%
Other real estate owned	179	Appraisal of collateral[1]	Appraisal adjustment[2]	0% - 20%	0%

(1) Unobservable inputs were weighted by the relative fair value of the instruments.

(2) Appraisals may be adjusted by management for qualitative factors such as economic conditions and estimated liquidation expenses. The range of liquidation expenses and other appraisal adjustments are presented as a percent of the appraisal.

Note 18 – Fair Value of Financial Instruments

Financial instruments require disclosure of fair value information, whether or not recognized in the consolidated balance sheets, when it is practical to estimate the fair value. A financial instrument is defined as cash, evidence of an ownership interest in an entity or a contractual obligation which requires the exchange of cash. Certain items are specifically excluded from the financial instrument fair value disclosure requirements, including the Company's common stock, OREO, premises and equipment and other assets and liabilities.

The following table presents the carrying amounts and estimated fair values of the Company's financial instruments for the years ended December 31, 2024 and 2023. Fair values for December 31, 2024 and 2023 were estimated using an exit price notion.

December 31, 2024	Carrying		Fair Value Measurements		
($ in thousands)	Amount	Fair Value	Level 1	Level 2	Level 3
Assets					
Cash and cash equivalents	$ 459,851	$ 459,851	$ 459,851	$ —	$ —
Available for sale investment securities	149,212	149,212	—	149,212	—
Held to maturity investment securities	481,077	424,734	—	424,734	—
Equity securities	5,814	5,814	—	5,814	—
Restricted securities	20,253	20,253	—	20,253	—
Loans held for sale	19,606	19,606	—	19,606	—
TBA securities	164	164	—	164	—
Loans held for investment, at fair value	9,466	9,466	—	9,466	—
Loans held for investment, at amortized cost, net	4,704,612	4,551,983	—	—	4,551,983
Mortgage servicing rights	5,874	5,874	—	—	5,874
Accrued interest receivable	19,570	19,570	—	19,570	—
IRLCs	113	113	—	—	113
Liabilities					
Deposits:					
Noninterest-bearing	$ 1,562,815	$ 1,562,815	$ —	$ 1,562,815	$ —
Interest-bearing checking	978,076	978,076	—	978,076	—
Money market and savings	1,805,884	1,805,884	—	1,805,884	—
Time deposits	1,181,561	1,179,716	—	1,179,716	—
FHLB advances	50,000	50,201	—	50,201	—
TRUPS	29,847	27,952	—	27,952	—
Subordinated debt	43,870	43,669	—	43,669	—
TBA securities	23	23	—	23	—
Accrued interest payable	3,398	3,398	—	3,398	—

December 31, 2023		Carrying				Fair Value Measurements					
($ in thousands)		Amount		Fair Value		Level 1		Level 2		Level 3	
Assets											
Cash and cash equivalents	$	372,413	$	372,413	$	372,413	$	—	$	—	
Available for sale investment securities		110,521		110,521		—		110,521		—	
Held to maturity investment securities		513,188		457,830		—		457,830		—	
Equity securities		5,703		5,703		—		5,703		—	
Restricted securities		17,900		17,900		—		17,900		—	
Loans held for sale		8,782		8,782		—		8,782		—	
TBA securities		2		2		—		2		—	
Cash surrender value on life insurance		101,704		101,704		—		101,704		—	
Loans held for investment		9,944		9,944		—		9,944		—	
Loans, net		4,573,715		4,477,468		—		—		4,477,468	
Mortgage servicing rights		5,926		5,926		—		—		5,926	
Accrued interest receivable		19,217		19,217		—		19,217		—	
IRLCs		110		110		—		—		110	
Liabilities											
Deposits:											
Noninterest-bearing	$	1,258,037	$	1,258,037	$	—	$	1,258,037	$	—	
Interest-bearing checking		1,165,546		1,165,546		—		1,165,546		—	
Money market and savings		1,777,927		1,777,927		—		1,777,927		—	
Time deposits		1,184,610		1,184,447		—		1,184,447		—	
TRUPS		29,158		28,266		—		28,266		—	
Subordinated debt		43,139		42,579		—		42,579		—	
TBA securities		176		176		—		176		—	
Accrued interest payable		4,711		4,711		—		4,711		—	

Note 19 – Commitments and Contingencies

In the normal course of business, to meet the financial needs of its customers, the Bank is a party to financial instruments with off-balance sheet risk. These financial instruments include commitments to extend credit and standby letters of credit. Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Letters of credit and other commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Because many of the letters of credit and commitments are expected to expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements. Commitments to make loans are generally made for a periods of 90 days or less. As of December 31, 2024, the Company's outstanding fixed rate loan commitments have interest rates ranging from 6.50% - 9.75%.

The following table provides information on commitments outstanding for the years ended December 31, 2024 and 2023.

($ in thousands)		December 31, 2024		December 31, 2023
Commitments to extend credit	$	704,768	$	613,266
Letters of credit		27,961		28,519
Total	$	732,729	$	641,785

The Bank had a reserve for off-balance sheet credit exposures of $1.1 million as of December 31, 2024 and 2023. The reserve was estimated based on the historic losses experienced by the Company. Losses are charged against the allowance when management believes the required funding of these exposures is uncollectible. While this evaluation is completed on a regular basis, it is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

In the normal course of business, Shore Bancshares, Inc. and its subsidiaries may become involved in litigation arising from banking, financial, and other activities. Management, after consultation with legal counsel, does not anticipate that the future liability, if any, arising out of current proceedings will have a material effect on the Company's financial condition, operating results, or liquidity.

Note 20 – Related Party Transactions

In the normal course of banking business, loans are made to officers, directors and their affiliated interests. These loans are made on substantially the same terms and conditions as those prevailing at the time for comparable transactions with persons who are not related to the Company and are not considered to involve more than the normal risk of collectability. As of December 31, 2024 and 2023, such loans outstanding, both direct and indirect (including guarantees), to directors, their associates and policy-making officers, totaled approximately $54.3 million and $53.1 million, respectively. During the years ended December 31, 2024 and 2023, loan additions were approximately $8.2 million and $35.9 million, of which $27.4 million were due to the 2023 acquisition of TCFC, and loan repayments and no longer reportable loans were approximately $7.3 million and $1.3 million, respectively.

As of December 31, 2024 and 2023, deposits, both direct and indirect, from executive officers and directors, their associates and policy-making officers, totaled approximately $35.8 million and $35.6 million, respectively.

The Company leases a portion of one of its facilities to a law firm, in which the Chairman of the Board of the Company and the Bank is a partner. In January 2022, the lease entered the final five-year renewal option under the leasing agreement. The total rent payments received were $318 thousand and $311 thousand for the years ended December 31, 2024 and 2023, respectively. The law firm also reimburses the Company for its share of common area maintenance and utilities. In addition, the law firm represents the Company and the Bank in certain legal matters.

Note 21 – Earnings per Common Share

Basic earnings per common share is calculated by dividing net income available to common stockholders by the weighted-average number of common shares outstanding during the period. Diluted earnings per common share is calculated by dividing net income available to common stockholders by the weighted-average number of common shares outstanding during the period, adjusted for the dilutive effect of common stock equivalents (stock-based awards). The following table provides information relating to the calculation of earnings per common share for the years ended December 31, 2024 and 2023.

(In thousands, except per share data)	December 31, 2024	December 31, 2023
Net income	$ 43,889	$ 11,228
Average number of common shares outstanding	33,267	26,572
Dilutive effect of common stock equivalents	18	2
Average number of shares used to calculate diluted earnings per common share	33,285	26,574
Anti-dilutive shares	—	—
Earnings per common share		
Basic	$ 1.32	$ 0.42
Diluted	$ 1.32	$ 0.42

As of December 31, 2024 and 2023, there were no unvested common stock equivalents excluded from the calculation of diluted earnings per common share as their effect would be anti-dilutive.

Note 22 – Revenue Recognition

Topic 606 does not apply to revenue associated with financial instruments, including revenue from loans and securities. Topic 606 is applicable to noninterest revenue streams such as trust and asset management income, deposit related fees, interchange fees and merchant income. Noninterest revenue streams in-scope of Topic 606 are discussed below.

Service Charges on Deposit Accounts

Service charges on deposit accounts consist of account analysis fees (i.e., net fees earned on analyzed business and public checking accounts), monthly service fees, check orders, and other deposit account related fees. The Company's performance obligation for account analysis fees and monthly service fees is generally satisfied, and the related revenue recognized, over the period in which the service is provided.

Check orders and other deposit account related fees are largely transactional based, and therefore, the Company's performance obligation is satisfied, and related revenue recognized, at a point in time. Payment for service charges on deposit accounts is primarily received immediately or at the end of the month through a direct charge to customers' accounts.

Trust and Investment Fee Income

Trust and investment fee income are primarily comprised of fees earned from the management and administration of trusts and other customer assets. The Company's performance obligation is generally satisfied over time and the resulting fees are recognized monthly, based upon the month-end market value of the assets under management and the applicable fee rate. Payment is generally received a few days after month end through a direct charge to customers' accounts. The Company does not earn performance-based incentives.

Optional services such as real estate sales and tax return preparation services are also available to existing trust and asset management customers. The Company's performance obligation for these transactional-based services is generally satisfied, and related revenue recognized, at a point in time (i.e., as incurred). Payment is received shortly after services are rendered.

Title Company Revenue

Title Company revenue consists of revenue earned on performing title work for real estate transactions. The revenue is earned when the title work is performed. Payment for such performance obligations generally occurs at the time of the settlement of a real estate transaction. As such settlement is generally within 90 days of the performance of the title work, we recognize the revenue at the time of the settlement.

All contract issuance costs are expensed as incurred. The Company had no contract assets or liabilities at December 31, 2024.

Other Noninterest Income

Other noninterest income consists of: fees, exchange, other service charges, safety deposit box rental fees, and other miscellaneous revenue streams. Fees and other service charges are primarily comprised of debit and credit card income, automated teller machine ("ATM") fees, merchant services income, and other service charges. Debit and credit card income is primarily comprised of interchange fees earned whenever the Company's debit and credit cards are processed through card payment networks such as Mastercard and Visa. ATM fees are primarily generated when a Company cardholder uses a non-Company ATM or a non-Company cardholder uses a Company ATM. Merchant services income mainly represents fees charged to merchants to process their debit and credit card transactions, in addition to account management fees. Other service charges include revenue from processing wire transfers, bill pay service, cashier's checks, and other services. The Company's performance obligation for fees, exchange, and other service charges are largely satisfied, and related revenue recognized, when the services are rendered or upon completion. Payment is typically received immediately or in the following month. Safe deposit box rental fees are charged to the customer on an annual basis and recognized upon receipt of payment. The Company determined that rentals and renewals of safe deposit boxes will be recognized on a monthly basis consistent with the duration of the performance obligation.

The following presents noninterest income, segregated by revenue streams in-scope and out-of-scope of Topic 606, for the years ended December 31, 2024 and 2023.

($ in thousands)	December 31, 2024		December 31, 2023
Noninterest income			
In-scope of Topic 606:			
Service charges on deposit accounts	$	**6,149**	$ 5,501
Trust and investment fee income		**3,367**	3,608
Interchange income		**6,741**	5,714
Title Company revenue		**402**	551
Other noninterest income		**4,251**	2,961
Noninterest income (in-scope of Topic 606)		**20,910**	18,335
Noninterest income (out-of-scope of Topic 606)		**10,237**	14,824
Total noninterest income	$	**31,147**	$ 33,159

Contract Balances

A contract asset balance occurs when an entity performs a service for a customer before the customer pays consideration (resulting in a contract receivable) or before payment is due (resulting in a contract asset). A contract liability balance is an entity's obligation to transfer a service to a customer for which the entity has already received payment (or payment is due) from the customer. The Company's noninterest revenue streams are largely based on transactional activity, or standard month-end revenue accruals such as asset management fees based on month-end market values. Consideration is often received immediately or shortly after the Company satisfies its performance obligation and revenue is recognized. The Company does not typically enter into long-term revenue contracts with customers, and therefore, does not experience significant contract balances. As of December 31, 2024 and 2023, the Company did not have any significant contract balances.

Note 23 – Segment Reporting

The Company's reportable segment is determined by the Chief Executive Officer, who is designated the chief operating decision maker ("CODM"), based upon information provided about the Company's product and services offered. The segment is also distinguished by the level of information provided to the CODM, who uses such information to review performance of various components of the business, which are then aggregated if operating performance of product and customers are similar. The CODM evaluates the financial performance of the Company's business components such as revenue streams, significant expenses, and budget to actual results in assessing the Company's segment and in determination of allocated resources. While the CODM monitors the revenue streams of the various products and services, operations are managed and financial performance is evaluated on a Company-wide basis. Accordingly, all of the financial services operations are considered by management to be aggregated in one reportable operating segment. Refer to the "Consolidated Financial Statements" included in Part II, Item 8. of this Annual Report on Form 10-K.

Note 24 – Parent Company Financial Information

The following tables provide condensed financial information for Shore Bancshares, Inc. (Parent Company only) at and for the years ended December 31, 2024 and 2023.

Condensed Balance Sheets

($ in thousands)	**December 31, 2024**	December 31, 2023
Assets		
Cash	**$ 5,257**	$ 7,345
Investment in subsidiaries	**605,286**	571,298
Other assets	**9,289**	7,926
Total assets	**$ 619,832**	$ 586,569
Liabilities		
Accrued interest payable	**$ 1,027**	$ 1,050
Deferred tax liability	**251**	—
Other liabilities	**3,771**	2,087
Long-term debt	**73,717**	72,297
Total liabilities	**78,766**	75,434
Stockholders' equity		
Common stock	**333**	332
Additional paid in capital	**358,112**	356,007
Retained earnings	**190,166**	162,290
Accumulated other comprehensive loss	**(7,545)**	(7,494)
Total stockholders' equity	**541,066**	511,135
Total liabilities and stockholders' equity	**$ 619,832**	$ 586,569

Condensed Statements of Income

	Year Ended December 31,		
(*$ in thousands*)		**2024**	2023
Income			
Dividends from subsidiaries	$	**17,000** $	22,000
Company owned life insurance income		**206**	141
Bargain purchase gain		**—**	8,816
Total income		**17,206**	30,957
Expenses			
Interest expense		**5,768**	4,454
Salaries and employee benefits		**598**	358
Occupancy and equipment expense		**—**	1
Legal and professional fees, including merger expenses		**1,636**	5,164
Other operating expenses		**1,032**	775
Total expenses		**9,034**	10,752
Income before income tax benefit and equity (deficit) in undistributed net income of subsidiaries		**8,172**	20,205
Income tax benefit		**(1,678)**	(1,557)
Income before equity (deficit) in undistributed net income of subsidiaries		**9,850**	21,762
Equity (deficit) in undistributed net income of subsidiaries		**34,039**	(10,534)
Net income	$	**43,889** $	11,228

Condensed Statements of Cash Flows

($ in thousands)		Year Ended December 31,		
		2024		2023
Cash flows from operating activities:				
Net income	$	**43,889**	$	11,228
Adjustments to reconcile net income to cash provided by operating activities:				
Equity in undistributed net income of subsidiaries		**(34,039)**		10,534
Bargain purchase gain		**—**		(8,816)
Amortization of debt issuance costs		**122**		122
Stock-based compensation expense		**1,730**		1,174
Company owned life insurance income		**(406)**		(141)
Acquisition accounting adjustments		**926**		557
Net increase in other assets		**(957)**		(1,267)
Net increase (decrease) in other liabilities		**2,284**		(682)
Net cash provided by operating activities		**13,549**		12,709
Cash flows from investing activities:				
Purchase of company owned life insurance		**—**		(249)
Cash acquired in the acquisition of TCFC, net of cash paid		**—**		88
Net cash used in investing activities		**—**		(161)
Cash flows from financing activities:				
Common stock dividends paid		**(16,013)**		(12,733)
Issuance of common stock		**376**		385
Net cash used in financing activities		**(15,637)**		(12,348)
Net (decrease) increase in cash and cash equivalents		**(2,088)**		200
Cash and cash equivalents at beginning of year		**7,345**		7,145
Cash and cash equivalents at end of year	$	**5,257**	$	7,345

Item 9.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

Item 9A.   CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

The Company maintains disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports that the Company files under the Exchange Act with the SEC, is recorded, processed, summarized and reported within the time periods specified in those rules and forms, and that such information is accumulated and communicated to management, including the Company's principal executive officer ("PEO") and its principal financial officer ("PFO"), as appropriate, to allow for timely decisions regarding required disclosure. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, a control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate.

An evaluation of the effectiveness of these disclosure controls and procedures as of December 31, 2024 was carried out under the supervision and with the participation of management, including the PEO and the PFO. Based on the evaluation, the Company's management, including the PEO and the PFO, concluded that our disclosure controls and procedures were effective at the reasonable assurance level at December 31, 2024.

Changes in Internal Control Over Financial Reporting

There was no change in the Company's internal control over financial reporting (as such term is defined by Rules 13a-15(f) and 15d-15(f) of the Exchange Act) during the fourth quarter of 2024 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

As required by Section 404 of the Sarbanes-Oxley Act of 2002, management has performed an evaluation and testing of the Company's internal control over financial reporting as of December 31, 2024. Management's report on the Company's internal control over financial reporting is included in Part II, Item 8. of this Annual Report on Form 10-K.

Crowe, LLP, the independent registered public accounting firm that audited the Company's financial statements included in this Annual Report on Form 10-K, issued an audit report on the Company's internal control over financial reporting as of December 31, 2024. Such attestation report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2024 is included in Part II, Item 8. of this Annual Report on Form 10-K.

Item 9B.   OTHER INFORMATION

During three months ended December 31, 2024, no officer or director of the Company adopted or terminated any contract, instruction, or written plan for the purchase or sale of securities of the Company's common stock that is intended to satisfy the affirmative defense conditions of Securities Exchange Act Rule 10b5-1(c) or any non-Rule 10b5-1 trading arrangement as defined in 17 CFR § 229.408(c).

Item 9C.   DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

Item 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The Company has adopted a Code of Ethics that applies to all of its directors, officers, and employees, including its principal executive officer, principal financial officer, principal accounting officer, or controller, or persons performing similar functions. Our Code of Ethics is available on our corporate website at *www.shorebancshares.com* under the "Governance Documents" link. Shareholders can also obtain a written copy of the Code of Ethics, free of charge, upon request to: Andrea E. Colender, Secretary, Shore Bancshares, Inc., 18 East Dover Street, Easton, Maryland 21601 or (410) 763-7800. Any future changes or amendments to the Code of Ethics and any waiver that applies to one of our senior financial officers or a member of the Board will be posted to our website.

The information required by this item with respect to our directors and certain corporate governance practices is contained in our Proxy Statement for our 2025 Annual Meeting of Stockholders (the "Proxy Statement") to be filed with the SEC within 120 days after the end of the Company's fiscal year ended December 31, 2024. Such information is incorporated herein by reference.

Item 11. EXECUTIVE COMPENSATION

The information required by this Item is incorporated herein by reference to our Proxy Statement to be filed with the SEC within 120 days after the end of the Company's fiscal year.

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item regarding security ownership of certain beneficial owners and management is incorporated by reference to our Proxy Statement to be filed with the SEC within 120 days after the end of the Company's fiscal year.

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The information required by this Item is incorporated herein by reference to our Proxy Statement to be filed with the SEC within 120 days after the end of the Company's fiscal year.

Item 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this Item is incorporated herein by reference to our Proxy Statement to be filed with the SEC within 120 days after the end of the Company's fiscal year.

Item 15.   EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)(1), (2) and (c) Financial statements and schedules:

Reports of Crowe LLP, Independent Registered Public Accounting Firm	62
Report of Yount, Hyde & Barbour, P.C., Independent Registered Public Accounting Firm	64
Consolidated Balance Sheets at December 31, 2024 and 2023	65
Consolidated Statements of Income — Years Ended December 31, 2024 and 2023	66
Consolidated Statements of Comprehensive Income — Years Ended December 31, 2024 and 2023	67
Consolidated Statements of Changes in Stockholders' Equity — Years Ended December 31, 2024 and 2023	68
Consolidated Statements of Cash Flows — Years Ended December 31, 2024 and 2023	69
Notes to Consolidated Financial Statements as of and for the Years Ended December 31, 2024 and 2023	71

(a)(3) and (b) Exhibits required to be filed by Item 601 of Regulation S-K:

The exhibits filed or furnished with this annual report are shown on the Exhibit Index that follows the signatures to this annual report, which index is incorporated herein by reference.

Item 16.   FORM 10-K SUMMARY

None.

EXHIBIT LIST

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated as of March 3, 2021, between Shore Bancshares, Inc. and Severn Bancorp, Inc. (incorporated by reference to Exhibit 2.1 of the Company's Form 8-K filed on March 3, 2021).
2.2	Agreement and Plan of Merger, dated as of December 14, 2022, between Shore Bancshares, Inc. and The Community Financial Corporation (incorporated by reference to Exhibit 2.1 of the Company's Form 8-K filed on December 14, 2022).
3.1(i)	Amended and Restated Articles of Incorporation (incorporated by reference to Exhibit 3.1 of the Company's Form 8-K filed on December 14, 2000).
3.1(ii)	Articles of the Amendment of Amended and Restated Articles of Incorporation (incorporated by reference to Exhibit 3.1 of the Company's Form 8-K filed on July 3, 2023).
3.1(iii)	Articles Supplementary relating to the Fixed Rate Cumulative Perpetual Preferred Stock, Series A (incorporated by reference Exhibit 4.1 of the Company's Form 8-K filed on January 13, 2009).
3.1(iv)	Articles Supplementary relating to the reclassification of Fixed Rate Cumulative Perpetual Preferred Stock, Series A, as common stock (incorporated by reference Exhibit 3.1(i) of the Company's Form 8-K filed on June 17, 2009).
3.2	Second Amended and Restated By-Laws (incorporated by reference to Exhibit 3.2 of the Company's Form 10-Q filed on August 9, 2024).
4.1	Description of Registrant's Securities (incorporated by reference to Exhibit 4.1 of the Company's Form 10-K filed on March 15, 2024).
4.2	Form of Common Stock Certificate (incorporated by reference to Exhibit 4.1 of the Company's Form S-3 filed on June 25, 2010).
10.1	Shore Bancshares, Inc. Management Incentive Plan (incorporated by reference to Exhibit 10.1 of the Company's Form 8-K filed on April 21, 2010).
10.2	Shore Bancshares, Inc. Amended and Restated Executive Deferred Compensation Plan (incorporated by reference to Exhibit 10.2 of the Company's Form 8-K filed on February 14, 2007).
10.3	Shore Bancshares, Inc. 2006 Stock and Incentive Compensation Plan (incorporated by reference to Appendix A of the Company's 2006 definitive proxy statement filed on March 24, 2006).
10.4	Form of Restricted Stock Award Agreement under the 2006 Stock and Incentive Compensation Plan (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on April 11, 2007).
10.5	Form of Performance Share/Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on July 8, 2015).
10.6	Shore Bancshares, Inc. 2016 Stock and Incentive Compensation Plan (incorporated by reference to Appendix A of the Company's 2016 definitive proxy statement filed on March 15, 2016).
10.7	Form of Restricted Stock Award Agreement under the 2016 Stock and Incentive Compensation Plan (incorporated by reference to Exhibit 10.7 to the Company's Form 10-K filed on March 13, 2020).
10.8	Form of Restricted Stock Units Award under the 2016 Stock and Incentive Compensation Plan (incorporated by reference to Exhibit 10.8 to the Company's Form 10-K filed on March 13, 2020).
10.9	Change in Control Agreement, dated November 2, 2018 between Shore United Bank and Lloyd L. Beatty, Jr. (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on November 2, 2018).
10.10	Change in Control Agreement, dated November 2, 2018 between Shore United Bank and Donna J. Stevens (incorporated by reference to Exhibit 10.2 to the Company's Form 8-K filed on November 2, 2018).
10.11	Supplemental Executive Retirement Plan for Lloyd L. Beatty, Jr. (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on July 25, 2019).
10.12	Supplemental Executive Retirement Plan for Donna J. Stevens (incorporated by reference to Exhibit 10.3 to the Company's Form 8-K filed on July 25, 2019).
10.13	2019 Deferred Compensation Plan (incorporated by reference to Exhibit 10.16 to the Company's Form 10-K filed on March 13, 2020).
10.14	Consulting Agreement, dated as of October 31, 2021, by and between Alan J. Hyatt and Shore United Bank (incorporated by reference to Exhibit 10.1 to the Company's Form 8-K filed on November 1, 2021).
10.15	Assumption and Amendment of Employment Agreement, effective as of July 1, 2023, by and between Shore Bancshares, Inc. and James M. Burke (incorporated by reference to Exhibit 10.1 of the Company's Form 8-K filed on July 3, 2023).
10.16	Assumption and Amendment of Employment Agreement, effective as of July 1, 2023, by and between Shore Bancshares, Inc. and Todd L. Capitani (incorporated by reference to Exhibit 10.2 of the Company's Form 8-K filed on July 3, 2023).

Exhibit No.	Description
10.18	Retention Agreement, effective as of July 1, 2023, by and between Shore Bancshares, Inc. and James M. Burke (incorporated by reference to Exhibit 10.3 of the Company's Form 8-K filed on July 3, 2023).
10.19	Retention Agreement, effective as of July 1, 2023, by and between Shore Bancshares, Inc. and Todd L. Capitani (incorporated by reference to Exhibit 10.4 of the Company's Form 8-K filed on July 3, 2023).
10.20	Retention Agreement, effective as of July 1, 2023, by and between Shore Bancshares, Inc. and Donna Stevens (incorporated by reference to Exhibit 10.5 of the Company's Form 8-K filed on July 3, 2023).
10.21	The Community Financial Corporation 2015 Equity Compensation Plan (as assumed by the Company effective July 3, 2023) (incorporated by reference to Appendix A in the Definitive Proxy Statement of The Community Financial Corporation filed with the Commission on March 25, 2015).
10.22	First Amendment to Supplemental Executive Retirement Plan for Donna J. Stevens (filed herewith).
19	Insider Trading Policy (filed herewith).
21	Subsidiaries of the Company (included in the "BUSINESS—General" section of Item 1 of Part I of this Annual Report on Form 10-K).
23.1	Consent of Crowe LLP.
23.2	Consent of Yount, Hyde & Barbour, P.C.
31.1	Certifications of the PEO pursuant to Section 302 of the Sarbanes-Oxley Act (filed herewith).
31.2	Certifications of the PFO pursuant to Section 302 of the Sarbanes-Oxley Act (filed herewith).
32	Certification pursuant to Section 906 of the Sarbanes-Oxley Act (furnished herewith).
97.0	Shore Bancshares, Inc. Clawback Policy (incorporated by reference to Exhibit 97.0 of the Company's Form 10-K filed on March 15, 2024).
101.INS	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document).
101.SCH	Inline XBRL Taxonomy Extension Schema (filed herewith).
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase (filed herewith).
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase (filed herewith).
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase (filed herewith).
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase (filed herewith).
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SHORE BANCSHARES, INC.

Date: March 10, 2025

By: /s/ James M. Burke

James M. Burke

President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

/s/ James M. Burke	/s/ Michael B. Adams
James M. Burke	Michael B. Adams, Director
Director, President, and Chief Executive Officer	March 10, 2025
(Principal Executive Officer)	
March 10, 2025	/s/ David S. Jones
	David S. Jones, Director
/s/Todd L. Capitani	March 10, 2025
Todd L. Capitani	
Executive Vice President & Chief Financial Officer	/s/ Clyde V. Kelly, III
(Principal Financial Officer)	Clyde V. Kelly, III, Director
March 10, 2025	March 10, 2025
/s/ Alan J. Hyatt	/s/ David W. Moore
Alan J. Hyatt, Chairman of the Board	David W. Moore, Director
March 10, 2025	March 10, 2025
/s/ Austin J. Slater, Jr.	/s/ Dawn M. Willey
Austin J. Slater, Jr., Vice Chair & Lead Independent Director	Dawn M. Willey, Director
March 10, 2025	March 10, 2025
/s/ John A. Lamon, III	/s/ R. Michael Clemmer, Jr.
John A. Lamon, Director	R. Michael Clemmer, Jr., Director
March 10, 2025	March 10, 2025
/s/ Frank E. Mason, III	/s/ Konrad M. Wayson
Frank E. Mason, III, Director	Konrad M. Wayson, Director
March 10, 2025	March 10, 2025
/s/ William E. Esham, III	/s/ Louis P. Jenkins, Jr.
William E. Esham, Director	Louis P. Jenkins, Jr., Director
March 10, 2025	March 10, 2025
/s/ Esther A. Streete	/s/ Rebecca Middleton McDonald
Esther A. Streete, Director	Rebecca Middleton McDonald, CPA, Director
March 10, 2025	March 10, 2025

/s/ Mary Todd Peterson

Mary Todd Peterson, Director

March 10, 2025

/s/ E. Larry Sanders, III

E. Larry Sanders, III, Director

March 10, 2025

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